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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 8, 2005

REGISTRATION NO. 333-122262

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Noble Energy, Inc.

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	1311 (Primary Standard Industrial Classification Code Number)	73-0785597 (I.R.S. Employer Identification Number)
100 Glenborough Drive Suite 100 Houston, Texas 77067-3610 (281) 872-3100 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

 Arnold J. Johnson
Vice President, General Counsel and Secretary
Noble Energy, Inc.
100 Glenborough Drive
Suite 100
Houston, Texas 77067-3610
(281) 872-3100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies To:
Frank Ed Bayouth II Skadden, Arps, Slate, Meagher & Flom LLP 1600 Smith St. Suite 4400 Houston, Texas 77002-7348 (713) 655-5100	Allen Finkelson Robert I. Townsend, III Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effectiveness of this Registration Statement and the effective time of the merger as described in the Agreement and Plan of Merger, dated as of December 15, 2004, included as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement.

        If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.      ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED(1)	AMOUNT TO BE REGISTERED(2)	PROPOSED MAXIMUM OFFERING PRICE PER SHARE	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(3)	AMOUNT OF REGISTRATION FEE(4)

Common Stock, par value $3.33 1/3	30,737,166	N/A	$1,766,588,562	$207,927

(1)
This registration statement also covers the associated Series A junior participating preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of August 27, 1997, between Noble Energy, Inc. ("Noble Energy," formerly known as Noble Affiliates, Inc.) and Liberty Bank and Trust Company of Oklahoma City, N.A. Until the occurrence of certain events, the Rights will not be exercisable for or evidenced separately from shares of common stock, par value $3.33 1/3 per share, of Noble Energy.
(2)
Represents the number of shares of the common stock of the registrant that may be issued to former stockholders of Patina Oil & Gas Corporation ("Patina") pursuant to the merger described herein, giving effect to the exercise of outstanding options, warrants or other rights to purchase Patina common stock.
(3)
Pursuant to Securities Act Rule 457(c), (f)(1) and (f)(3), and estimated solely for purposes of calculating the registration fee, the proposed maximum aggregate offering price is $1,766,588,562, which equals (1) the product of (a) the average of the high and low prices of the common stock, par value $0.01 per share, of Patina, of $36.36, as reported on the New York Stock Exchange on January 14, 2005 and (b) the maximum total number of shares of common stock of Patina to be canceled (which is 81,938,245), less (2) the maximum amount of cash to be paid by the Registrant in exchange for shares of Patina common stock (which equals $1,212,686,026).
(4)
Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED APRIL 8, 2005

The information in this document is not complete and may be changed. Noble Energy may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

        Noble Energy, Inc. ("Noble Energy"), its wholly-owned subsidiary, Noble Energy Production, Inc. ("Merger Sub"), and Patina Oil & Gas Corporation ("Patina"), have entered into an agreement and plan of merger dated as of December 15, 2004 (the "merger agreement"). Under the merger agreement, Noble Energy will acquire Patina through a merger of Patina with and into Merger Sub (the "merger"). Following the merger, Merger Sub will be the surviving entity and will continue as a wholly-owned subsidiary of Noble Energy. The merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. In the merger, Noble Energy will issue approximately 27.8 million shares of common stock and will pay approximately $1.1 billion in cash (based on the outstanding shares of Patina common stock on April 7, 2005 and in each case subject to upward adjustment, up to a maximum of approximately 30.7 million shares of common stock and $1.2 billion in cash, in the event that any additional shares of Patina common stock are issued in accordance with the merger agreement pursuant to the exercise of Patina stock options or Patina warrants or otherwise). You may elect to receive either cash or Noble Energy common stock with respect to each share of Patina common stock you hold, subject in each case to allocation procedures set forth in the merger agreement and described in this document. Regardless of whether you elect to receive cash, Noble Energy common stock or a combination of cash and Noble Energy common stock, or make no election, the merger agreement contains provisions designed to cause the value of the per share consideration you receive to be substantially equivalent. The tables on pages 6 and 65 of this document set forth hypothetical examples of the merger consideration you may receive. The actual amount of cash or number of shares of Noble Energy common stock that you will receive for each share of Patina common stock you hold will not be known at the time of the Patina special meeting to vote upon the proposed merger. Those amounts will be determined after the effective time of the merger based on a formula set forth in the merger agreement and described in this document.

        Your vote is important. We cannot complete the merger unless the Patina stockholders adopt the merger agreement and the Noble Energy stockholders approve the issuance of Noble Energy common stock in the merger at the special meetings of our respective stockholders. The obligations of Noble Energy and Patina to complete the merger are also subject to the satisfaction or waiver of several other conditions to the merger, including receiving approval from regulatory agencies. The places, dates and times of the special meetings are as follows:

For Noble Energy stockholders: 10:00 a.m., Houston, TX time, , 2005 100 Glenborough Drive, Suite 100 Houston, Texas 77067	For Patina stockholders: 9:00 a.m., Denver, CO time, , 2005 [Address] Denver, Colorado

        This joint proxy statement/prospectus gives you detailed information about the special meetings and the proposed merger. We urge you to read this joint proxy statement/prospectus carefully, including "Risk Factors" on page 18 for a discussion of the risks relating to the merger. Whether or not you plan to attend your meeting, to ensure your shares are represented at the meeting, please vote as soon as possible by either completing and submitting the enclosed proxy card or voting using the telephone or Internet voting procedures described on your proxy card.

        Each of our boards of directors recommends that you vote "FOR" the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement or approval of the stock issuance, as applicable.

Charles D. Davidson Chairman, President and CEO Noble Energy, Inc.	Thomas J. Edelman Chairman, President and CEO Patina Oil & Gas Corporation

        Noble Energy common stock is quoted on the NYSE under the symbol "NBL." Patina common stock is quoted on the NYSE under the symbol "POG."

        Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

        This joint proxy statement/prospectus is dated            , 2005 and is first being mailed to Noble Energy stockholders and Patina stockholders on or about            , 2005.

NOBLE ENERGY, INC.
100 Glenborough Drive
Suite 100
Houston, Texas 77067-3610

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held on            , 2005

TO THE STOCKHOLDERS OF NOBLE ENERGY, INC.:

        We will hold a special meeting of stockholders of Noble Energy, Inc. ("Noble Energy") at 100 Glenborough Drive, Suite 100, Houston, Texas, on            , 2005, at 10:00 a.m. local time, for the following purposes:

        1.     To consider and vote upon a proposal to approve the issuance of shares of common stock, par value $3.33 1/3 per share, of Noble Energy pursuant to the Agreement and Plan of Merger, dated as of December 15, 2004, by and among Noble Energy, Noble Energy Production, Inc. and Patina Oil & Gas Corporation;

        2.     To consider and vote upon a proposal to amend Noble Energy's certificate of incorporation to increase the number of authorized shares of common stock from 100 million shares to 250 million shares; and

        3.     To transact any other business as may properly be brought before the special meeting or any adjournment or postponement of the special meeting.

        The Noble Energy board of directors has fixed the close of business on March 31, 2005 as the record date for determining those Noble Energy stockholders entitled to vote at the special meeting and any adjournment or postponement thereof. Accordingly, only stockholders of record at the close of business on that date are entitled to notice of, and to vote at, the special meeting. A complete list of the Noble Energy stockholders will be available for examination at the offices of Noble Energy in Houston, Texas during ordinary business hours for a period of 10 days prior to the special meeting.

        The board of directors of Noble Energy recommends that Noble Energy stockholders vote "FOR" the proposal to approve the issuance of Noble Energy common stock in the merger and "FOR" the proposal to amend the certificate of incorporation of Noble Energy.

        To ensure your representation at the special meeting, please complete and promptly mail your proxy card in the return envelope enclosed, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card or voting instruction card. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. If your shares are held in "street name" by your broker or other nominee, only that holder can vote your shares and the vote cannot be cast unless you provide instructions to your broker. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your proxy may be revoked at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the merger, the stock issuance, the amendment to the certificate of incorporation and the special meeting.

By Order of the Board of Directors
of Noble Energy, Inc.

Arnold J. Johnson
Vice President, General
Counsel and Secretary

Houston, Texas
            , 2005

PATINA OIL & GAS CORPORATION
1625 Broadway
Suite 2000
Denver, Colorado 80202

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held on            , 2005

TO THE STOCKHOLDERS OF PATINA OIL & GAS CORPORATION:

        We will hold a special meeting of stockholders of Patina Oil & Gas Corporation at                        , Denver, Colorado, on            , 2005, at 9:00 a.m. local time, for the following purposes:

        1.     To consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of December 15, 2004, by and among Noble Energy, Inc., Noble Energy Production, Inc. and Patina Oil & Gas Corporation, and approve the merger of Patina Oil & Gas Corporation with and into Noble Energy Production, Inc. and the other transactions contemplated by the merger agreement; and

        2.     To transact any other business as may properly be brought before the special meeting or any adjournment or postponement of the special meeting.

        The Patina board of directors has fixed the close of business on March 31, 2005 as the record date for determining those Patina stockholders entitled to vote at the special meeting and any adjournment or postponement thereof. Accordingly, only stockholders of record at the close of business on that date are entitled to notice of, and to vote at, the special meeting. A complete list of the Patina stockholders will be available for examination at the offices of Patina in Denver, Colorado during ordinary business hours for a period of 10 days prior to the special meeting.

        The board of directors of Patina recommends that Patina stockholders vote "FOR" the proposal to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement.

        Under Delaware law, if the merger is completed, holders of Patina common stock who do not vote in favor of, or consent in writing to, the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement will have the right to seek appraisal of the fair value of their shares, but only if they submit a written demand for such an appraisal prior to the vote on the merger agreement and they comply with the other Delaware law procedures and requirements explained in the accompanying joint proxy statement/prospectus.

        To ensure your representation at the special meeting, please complete and promptly mail your proxy card in the return envelope enclosed, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card or voting instruction card. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. If your shares are held in "street name" by your broker or other nominee, only that holder can vote your shares and the vote cannot be cast unless you provide instructions to your broker. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your proxy may be revoked at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the merger and the special meeting.

By Order of the Board of Directors
of Patina Oil & Gas Corporation

David J. Kornder
Executive Vice President,
Chief Financial Officer and Secretary

Denver, Colorado
            , 2005

ADDITIONAL INFORMATION

        This joint proxy statement/prospectus incorporates by reference important business and financial information about Noble Energy and Patina from documents that are not included in or delivered with this joint proxy statement/prospectus. See "Where You Can Find More Information" on page 131. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from Noble Energy or Patina at the following addresses:

Noble Energy, Inc. 100 Glenborough Drive Suite 100 Houston, Texas 77067-3610 (281) 872-3100 Attention: Arnold J. Johnson	Patina Oil & Gas Corporation 1625 Broadway Suite 2000 Denver, Colorado 80202 (303) 389-3600 Attention: David J. Kornder

        You also may obtain these documents at the Securities and Exchange Commission's website, "www.sec.gov," and you may obtain certain of these documents at Noble Energy's website, "www.nobleenergyinc.com," by selecting "Investor Relations" and then selecting "SEC Filings," and at Patina's website, "www.patinaoil.com," by selecting "SEC Filings." Information contained on the Noble Energy and Patina websites is expressly not incorporated by reference into this joint proxy statement/prospectus. In order to receive timely delivery of the documents in advance of your special meeting of stockholders, your request should be received no later than            , 2005.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETINGS
SUMMARY
Information About Noble Energy and Patina
The Merger
The Special Meetings and Voting
Comparative Market Price and Dividend Information
Matters to be Considered in Deciding How to Vote
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF NOBLE ENERGY
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PATINA
SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
Pro Forma Balance Sheet Data
Pro Forma Statement of Operations Data
Comparative Per Share Data
Noble Energy Historical Per Share Data
Patina Historical Per Share Data
Pro Forma Combined Company Per Share Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
NOBLE ENERGY SPECIAL MEETING
General
Record Date and Voting
Quorum; Vote Required
Revocability of Proxies
Voting Electronically or by Telephone
Solicitation of Proxies
Participants in Noble Energy's Thrift and Profit Sharing Plan
PATINA SPECIAL MEETING
General
Record Date and Voting
Quorum; Vote Required
Revocability of Proxies
Voting Electronically or by Telephone

i

Solicitation of Proxies
Participants in Patina's Benefit Plans
INFORMATION ABOUT NOBLE ENERGY
INFORMATION ABOUT PATINA
THE MERGER
Transaction Structure
Source of Funds for Cash Portion of Merger Consideration
Background of the Merger
Noble Energy's Reasons for the Merger; Recommendation of the Stock Issuance in the Merger by the Noble Energy Board of Directors
Patina's Reasons for the Merger; Recommendation of the Merger by the Patina Board of Directors
Opinion of Noble Energy's Financial Advisor
Opinion of Patina's Financial Advisor
Merger Consideration
Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration; Allocations
Treatment of Options
Treatment of Warrants
Treatment of Restricted Stock
Effective Time
Conditions to the Completion of the Merger
Representations and Warranties
Conduct of Business Pending the Merger
Reasonable Best Efforts to Obtain Required Stockholder Vote
No Solicitation of Alternative Transactions
Termination of the Merger Agreement
Material United States Federal Income Tax Consequences
Extension, Waiver and Amendment of the Merger Agreement
Employee Benefit Plans and Existing Agreements
NYSE Listing of Noble Energy Common Stock; Delisting and Deregistration of Patina Common Stock
Expenses
Dividends
Appraisal Rights

ii

Regulatory Filings and Approvals Required to Complete the Merger
Hedging Activities
Accounting Treatment
Financial Interests of Patina's Directors and Executive Officers in the Merger
Restrictions on Resales by Affiliates
PROPOSED AMENDMENT TO NOBLE ENERGY'S CERTIFICATE OF INCORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
DESCRIPTION OF NOBLE ENERGY CAPITAL STOCK
COMPARISON OF RIGHTS OF HOLDERS OF NOBLE ENERGY COMMON STOCK AND PATINA COMMON STOCK
EXECUTIVE COMPENSATION
LEGAL MATTERS
EXPERTS
NOBLE ENERGY 2005 ANNUAL STOCKHOLDER MEETING AND STOCKHOLDER PROPOSALS
PATINA 2005 ANNUAL STOCKHOLDER MEETING AND STOCKHOLDER PROPOSALS
WHERE YOU CAN FIND MORE INFORMATION
Annex A	Agreement and Plan of Merger, dated as of December 15, 2004, by and among Noble Energy, Inc., Noble Energy Production, Inc. and Patina Oil & Gas Corporation
Annex B	Opinion of J.P. Morgan Securities Inc.
Annex C	Opinion of Petrie Parkman & Co., Inc.
Annex D	Section 262 of the Delaware General Corporation Law

iii

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETINGS

Q:
Why is my vote important?

A:
Under the Delaware General Corporation Law (the "DGCL"), which governs Patina, the merger agreement must be adopted by the holders of a majority of the outstanding shares of Patina common stock entitled to vote. Accordingly, if a Patina stockholder fails to vote, or if a Patina stockholder abstains, that will have the same effect as a vote against adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement.

  Under the rules of the NYSE, the issuance of Noble Energy common stock in the merger requires the affirmative vote of a majority of the shares voted at the Noble Energy special meeting so long as the shares voted represent over 50% of the shares entitled to vote. Accordingly, assuming that a quorum is present and that the total votes cast at the Noble Energy special meeting is more than 50% of all Noble Energy common stock entitled to vote at the special meeting, the failure of a Noble Energy stockholder to vote or a decision by a Noble Energy stockholder to abstain will have no effect in determining whether the stock issuance is approved.

  In addition, under the DGCL, which also governs Noble Energy, the proposed amendment to Noble Energy's certificate of incorporation must be approved by the holders of a majority of the outstanding shares of Noble Energy common stock entitled to vote. Accordingly, if a Noble Energy stockholder fails to vote, or if a Noble Energy stockholder abstains, that will have the same effect as a vote against approval of the amendment to the certificate of incorporation. Approval of the amendment to Noble Energy's certificate of incorporation is not a condition to Noble Energy's or Patina's obligation to complete the merger.

Q:
What do I need to do now?

A:
After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope or, if available, by submitting your proxy or voting instruction by telephone or through the Internet as soon as possible so that your shares will be represented and voted at your special meeting.

Q:
What do I do if I want to change my vote after I have delivered my proxy card?

A:
You may change your vote at any time before your proxy is voted at your special meeting. You can do this in any of the three following ways:

•
by sending a written notice to the Secretary of Noble Energy or Patina, as appropriate, in time to be received before your special meeting stating that you would like to revoke your proxy;

•
by completing, signing and dating another proxy card and returning it by mail in time to be received before your special meeting or, if you submitted your proxy through the Internet or by telephone, you can change your vote by submitting a proxy card at a later date, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•
if you are a holder of record, by attending the special meeting and voting in person.

  If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:
If I am a Patina stockholder, should I send in my stock certificates with my proxy card?

A:
No. Please DO NOT send your Patina stock certificates with your proxy card. Rather, prior to the election deadline of 5:00 p.m., Houston, Texas time, on            , 2005, you should send your Patina common stock certificates to the exchange agent, together with your completed, signed election form. If your shares are held in "street name" by your broker or other nominee you should follow your broker's or other nominee's instructions for making an election with respect to your shares.

Q:
What is the amount of cash and/or the number of shares of Noble Energy common stock that I will receive for my shares of Patina common stock?

A:
The actual amount of cash or number of shares of Noble Energy common stock that you will receive for each share of Patina common stock you hold cannot be determined until after the effective time of the merger. Those amounts will be determined based on a formula set forth in the merger agreement and described in this document. The per share consideration will be equal to the aggregate value of all Noble Energy common stock and cash being issued in the merger divided by the total number of shares of Patina common stock outstanding immediately prior to the effective time of the merger. The value of the Noble Energy common stock for these purposes (the "Average Noble Energy Common Stock Value") will be the volume-weighted average of the trading sale prices per share of Noble Energy common stock as reported on the New York Stock Exchange (the "NYSE") during the 10 consecutive trading day period during which the shares of Noble Energy common stock are traded on the NYSE ending three calendar days before the effective time of the merger or if such calendar day is not a trading day, then ending on the trading day immediately preceding such calendar day. There is a table on pages 6 and 65 that sets forth the per share cash consideration and the per share stock consideration that would be received by Patina stockholders based on a range of hypothetical Average Noble Energy Common Stock Values.

Q:
Is the value of the per share consideration that I receive expected to be substantially equivalent regardless of which election I make?

A:
Yes. The formula that will be used to calculate the per share consideration is designed to substantially equalize the value of the consideration to be received for each share of Patina common stock in the merger at the time the calculation is made, regardless of whether you elect to receive cash, stock, or a combination of cash and stock, or do not make an election, for your Patina shares.

Q:
If I am a Patina stockholder, when must I elect the type of merger consideration that I prefer to receive?

A:
Holders of Patina common stock who wish to elect the type of merger consideration they prefer to receive in the merger should carefully review and follow the instructions set forth in the election form provided to Patina stockholders together with this joint proxy statement/prospectus. These instructions require that a properly completed and signed election form be received by the exchange agent by the election deadline, which is 5:00 p.m., Houston, Texas time, on            , 2005. If a Patina stockholder does not submit a properly completed and signed election form to the exchange agent by the election deadline, then such stockholder will have no control over the type of merger consideration such stockholder may receive, and, consequently, may receive only cash, only Noble Energy common stock, or a combination of cash and Noble Energy common stock in the merger.

Q:
If I am a Patina stockholder, can I change my election after I submit my certificates?

A:
You can revoke your election and submit new election materials prior to the election deadline. You may do so by submitting a written notice to the exchange agent that is received prior to the election deadline at the following address:

  Wachovia Bank, N.A.
  NC 1153
  1525 West W.T. Harris Blvd., 3C3
  Charlotte, North Carolina 28262-8522

  The revocation must specify the account name and such other information as the exchange agent may request; revocations may not be made in part. New elections must be submitted in accordance with the election procedures described in this joint proxy statement/prospectus. If you instructed a broker to submit an election for your shares, you must follow your broker's directions for changing those instructions.

Q:
If my shares are held in "street name" by my broker or other nominee, will my broker or other nominee vote my shares for me?

A:
Your broker will NOT vote your shares held in "street name" unless you instruct your broker how to vote. In the case of Patina stockholders, such failure to vote will have the same effect as a vote "AGAINST" adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, and in the case of Noble Energy stockholders, such failure to vote will have the same effect as a vote "AGAINST" approval of the proposal to amend Noble Energy's certificate of incorporation. You should therefore provide your broker or other nominee with instructions as to how to vote your shares.

Q:
Do I have dissenters' rights?

A:
Under the DGCL, if the merger is completed, holders of Patina common stock who do not vote in favor of, or consent in writing to, the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement will have the right to seek appraisal of the fair value of their shares, but only if they submit a written demand for such an appraisal prior to the vote on the merger agreement and they comply with the other Delaware law procedures and requirements explained in the accompanying joint proxy statement/prospectus.

Q:
Who can I call with questions about the special meetings or the merger?

A:
If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact:

•
if you are a Noble Energy stockholder:

    Noble Energy, Inc.
    100 Glenborough Drive
    Suite 100
    Houston, Texas 77067-3610
    (281) 872-3100
    Attention: Arnold J. Johnson

  •
  if you are a Patina stockholder:

    Patina Oil & Gas Corporation
    1625 Broadway
    Suite 2000
    Denver, Colorado 80202
    (303) 389-3600
    Attention: David J. Kornder

SUMMARY

        This brief summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents to which this joint proxy statement/prospectus refers you to fully understand the merger. See "Where You Can Find More Information" on page 131. Each item in this summary refers to the page where that subject is discussed in more detail.

Information about Noble Energy and Patina (Pages 30 and 32)

Noble Energy, Inc.
100 Glenborough Drive
Suite 100
Houston, Texas 77067-3610
(281) 872-3100

        Noble Energy, formerly known as Noble Affiliates, Inc., is a Delaware corporation that has been publicly traded on the New York Stock Exchange since 1980. Noble Energy, directly or through its subsidiaries or various arrangements with other companies, explores for, develops and produces crude oil and natural gas. Exploration activities include geophysical and geological evaluation and exploratory drilling on properties for which the company has exploration rights. Noble Energy has exploration, exploitation and production operations domestically and internationally. The domestic areas consist of: offshore in the Gulf of Mexico and California; the Gulf Coast Region (Louisiana and Texas); the Mid-continent Region (Oklahoma and Kansas); and the Rocky Mountain Region (Colorado, Montana, Nevada and Wyoming). The international areas of operations include Argentina, China, Ecuador, Equatorial Guinea, the Mediterranean Sea (Israel), and the North Sea (the Netherlands and the United Kingdom).

Patina Oil & Gas Corporation
1625 Broadway
Suite 2000
Denver, Colorado 80202
(303) 389-3600

        Patina, a Delaware corporation that has been publicly traded on the New York Stock Exchange since 1996, is an independent energy company engaged in the acquisition, development and exploitation of oil and natural gas properties within the continental United States. Patina's properties and oil and gas reserves are principally located in relatively long-lived fields with well-established production histories. The properties are primarily concentrated in the Wattenberg Field of Colorado's Denver-Julesburg Basin, the Mid-continent region of western Oklahoma and the Texas Panhandle, and the San Juan Basin in New Mexico.

The Merger

Patina Will Merge With and Into a Subsidiary of Noble Energy (Page 33)

        We propose a merger of Patina with and into Merger Sub, a subsidiary of Noble Energy. Merger Sub will survive the merger as a wholly-owned subsidiary of Noble Energy. We have attached the merger agreement to this joint proxy statement/prospectus as Annex A. Please read the merger agreement carefully. It is the legal document that governs the merger. Subject to satisfaction of the other conditions to the merger, we anticipate that the closing of the merger will occur within five business days after the approval of the merger by the requisite votes of the Patina and Noble Energy stockholders.

Patina Stockholders Will Receive Cash and/or Shares of Noble Energy Common Stock in the Merger Depending on Their Election and Any Adjustment (Pages 62 and 66)

        The merger agreement provides that at the effective time of the merger, each outstanding share of Patina common stock will be converted into the right to receive either a number of shares of Noble Energy common stock or an amount of cash, subject to the election and allocation procedures described in this document. The actual amount of cash or number of shares of Noble Energy common stock that you will receive for each share of Patina common stock you hold cannot be determined until after the effective time of the merger. Those amounts will be determined based on a formula set forth in the merger agreement and described under the heading "The Merger—Merger Consideration" beginning on page 62 of this document. The formula is designed to substantially equalize the value of the consideration to be received for each share of Patina common stock, at the time the calculation is made, regardless of whether you elect to receive cash, stock or a combination of cash and stock, or make no election. This equalization mechanism was deemed to be desirable because the value of the Noble Energy common stock will fluctuate. The value of the merger consideration to be received with respect to each share of Patina common stock will be equal to $14.80 plus approximately $0.375 per $1.00 of Average Noble Energy Common Stock Value.

        The formula is also designed to fix the amount of cash and the number of shares of Noble Energy common stock to be paid and issued, respectively, in the merger (in each case subject to upward adjustment up to a maximum of approximately 30.7 million shares and $1.2 billion in cash, in the event that any shares of Patina common stock are issued in accordance with the merger agreement pursuant to the exercise of Patina stock options or Patina warrants or otherwise). Because the amount of cash and the number of shares of Noble Energy common stock to be paid and issued, respectively, in the merger are fixed, the percentage of shares of Patina common stock that will be exchanged for Noble Energy common stock and the percentage that will be exchanged for cash will depend upon the Average Noble Energy Common Stock Value. The greater the Average Noble Energy Common Stock Value, the greater the percentage of shares of Patina common stock that will be exchanged for shares of Noble Energy common stock and the lesser the Average Noble Energy Common Stock Value, the greater the percentage of shares of Patina common stock that will be exchanged for cash.

        For example, if the Average Noble Energy Common Stock Value is $59.18, a Patina stockholder electing to receive stock would receive 0.62521 shares of Noble Energy common stock per share of Patina common stock having a value, based on such Average Noble Energy Common Stock Value, of $37.00 per share, and a Patina stockholder electing to receive cash would receive $37.00 in cash per share of Patina common stock, subject in each case to the allocation procedures described under the heading "The Merger—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration; Allocations—Allocation" beginning on page 69 of this document. Based on that average price, 40% of the outstanding shares of Patina common stock would be exchanged for cash, and 60% would be exchanged for Noble Energy common stock.

        The following table sets forth, based on various hypothetical Average Noble Energy Common Stock Values, the per share cash consideration and the per share stock consideration, as well as the value of such stock consideration based on the hypothetical Average Noble Energy Common Stock Values. The table also shows the percentage of outstanding shares of Patina common stock that would be converted into Noble Energy common stock and cash based on such Average Noble Energy Common Stock Values. The table is based on the assumption that no Patina options or Patina warrants have been exercised following the date of this joint proxy statement/prospectus and prior to the closing of the merger, that no additional shares of Patina common stock are otherwise issued following the date of this joint proxy statement/prospectus and that the number of exchangeable shares of Patina common stock is 74,088,249 (the number of shares of Patina common stock outstanding on April 7, 2005). To the extent that the number of shares of Patina common stock outstanding increases in accordance with the merger agreement (whether as a result of the exercise of Patina options or Patina warrants or otherwise), the number of exchangeable shares will increase and the aggregate transaction value will increase, but there will be no change in the per share stock consideration or per share cash consideration. Each additional exchangeable share of Patina common stock will increase the aggregate transaction value by 0.375126 shares of Noble Energy common stock and $14.80 in cash.

Average Noble Energy Common Stock Value					Percentage of Outstanding Shares of Patina Common Stock to Receive
		Per Share Stock Consideration (Shares of Noble Energy Common Stock)
	Transaction Value (in 000s)		Value of Per Share Stock Consideration	Per Share Cash Consideration	Stock Consideration	Cash Consideration
$75.00	$3,180,938	0.5725	$42.9375	$42.9345	65.5%	34.5%
74.50	3,167,042	0.5738	42.7481	42.7469	65.4	34.6
74.00	3,153,146	0.5751	42.5574	42.5593	65.2	34.8
73.50	3,139,250	0.5765	42.3728	42.3718	65.1	34.9
73.00	3,125,353	0.5779	42.1867	42.1842	64.9	35.1
72.50	3,111,457	0.5793	41.9993	41.9966	64.8	35.2
72.00	3,097,561	0.5807	41.8104	41.8091	64.6	35.4
71.50	3,083,665	0.5821	41.6202	41.6215	64.4	35.6
71.00	3,069,769	0.5836	41.4356	41.4339	64.3	35.7
70.50	3,055,872	0.5851	41.2496	41.2464	64.1	35.9
70.00	3,041,976	0.5866	41.0620	41.0588	64.0	36.0
69.50	3,028,080	0.5881	40.8730	40.8713	63.8	36.2
69.00	3,014,184	0.5896	40.6824	40.6837	63.6	36.4
68.50	3,000,287	0.5912	40.4972	40.4961	63.5	36.5
68.00	2,986,391	0.5928	40.3104	40.3086	63.3	36.7
67.50	2,972,495	0.5944	40.1220	40.1210	63.1	36.9
67.00	2,958,599	0.5960	39.9320	39.9334	62.9	37.1
66.50	2,944,703	0.5977	39.7471	39.7459	62.8	37.2
66.00	2,930,806	0.5994	39.5604	39.5583	62.6	37.4
65.50	2,916,910	0.6011	39.3721	39.3708	62.4	37.6
65.00	2,903,014	0.6028	39.1820	39.1832	62.2	37.8
64.50	2,889,118	0.6046	38.9967	38.9956	62.0	38.0
64.00	2,875,222	0.6064	38.8096	38.8081	61.9	38.1
63.50	2,861,325	0.6082	38.6207	38.6205	61.7	38.3
63.00	2,847,429	0.6100	38.4300	38.4329	61.5	38.5
62.50	2,833,533	0.6119	38.2438	38.2454	61.3	38.7
62.00	2,819,637	0.6138	38.0556	38.0578	61.1	38.9
61.50	2,805,740	0.6158	37.8717	37.8702	60.9	39.1
61.00	2,791,844	0.6177	37.6797	37.6827	60.7	39.3
60.50	2,777,948	0.6198	37.4979	37.4951	60.5	39.5
60.00	2,764,052	0.6218	37.3080	37.3076	60.3	39.7
59.50	2,750,156	0.6239	37.1221	37.1200	60.1	39.9
59.00	2,736,259	0.6260	36.9340	36.9324	59.9	40.1
58.50	2,722,363	0.6281	36.7439	36.7449	59.7	40.3
58.00	2,708,467	0.6303	36.5574	36.5573	59.5	40.5

        Assuming a hypothetical Average Noble Energy Common Stock Value of $61.54, which was the closing price of Noble Energy common stock on December 15, 2004, the day prior to the announcement of the proposed merger, the merger would have a value of approximately $37.88 per share of Patina common stock. Assuming a hypothetical Average Noble Energy Common Stock Value of $70.03, which was the closing price of Noble Energy common stock on April 7, 2005, the last business day prior to the filing of this document, the merger would have a value of approximately $41.07 per share of Patina common stock. Assuming a hypothetical Average Noble Energy Common Stock Value of $            based on the volume-weighted average of the trading sale prices per share of Noble Energy common stock during the 10 consecutive trading days ended three calendar days before the mailing of this joint proxy statement/prospectus, the merger would have a value of approximately $          per share of Patina common stock.

        The actual value of the cash consideration or number of shares of Noble Energy common stock that you will receive for each share of Patina common stock you hold may differ from the hypothetical amounts shown in this example because the actual amounts will be determined after the effective time of the merger based on a formula set forth in the merger agreement and described in this document.

        No assurance can be given that the current fair market value of Noble Energy common stock will be equivalent to the fair market value of Noble Energy common stock on the date that the merger consideration is received by a Patina stockholder or at any other time. The actual fair market value of the Noble Energy common stock received by Patina stockholders will depend upon the market price of Noble Energy common stock upon receipt, which may be higher or lower than the Average Noble Energy Common Stock Value or the market price of Noble Energy common stock on the date the merger was announced, on the date this document is mailed to Patina stockholders, on the date a Patina stockholder makes an election with respect to the merger consideration, or on the date of the special meeting of Patina stockholders.

If You Are a Patina Stockholder, You May Receive a Different Form or Combination of Merger Consideration Than What You Elect (Page 66)

        You may elect to receive cash, shares of Noble Energy common stock or a combination of cash and Noble Energy common stock in exchange for your shares of Patina common stock. However, since Noble Energy is issuing a fixed number of shares of Noble Energy common stock and paying a fixed amount of cash (in each case subject to upward adjustment in the event that any shares of Patina common stock are issued in accordance with the merger agreement pursuant to the exercise of Patina stock options or Patina warrants or otherwise), you cannot be certain of receiving the form or combination of consideration that you elect with respect to all of your shares of Patina common stock. If the elections result in an oversubscription of the pool of cash or Noble Energy common stock, certain procedures for allocating cash and Noble Energy common stock will be followed by the exchange agent. See "The Merger—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration; Allocations—Allocation" beginning on page 69 of this document.

In Order To Make an Election, Patina Stockholders Must Properly Complete and Deliver the Election Form (Page 66)

        If you are a Patina stockholder, you have received together with this joint proxy statement/prospectus an election form with instructions for making cash and stock elections. You must properly complete and deliver to the exchange agent your election form along with your stock certificates (or a properly completed notice of guaranteed delivery). Do not send your stock certificates or election form with your proxy card.

        Election forms and stock certificates (or a properly completed notice of guaranteed delivery) must be received by the exchange agent by the election deadline, which is 5:00 p.m., Houston, Texas time, on            , 2005. Once you tender your stock certificates to the exchange agent, you may not transfer your shares of Patina common stock until the merger is completed, unless you revoke your election by written notice to the exchange agent that is received prior to the election deadline.

        If you fail to submit a properly completed election form, together with your stock certificates (or a properly completed notice of guaranteed delivery), prior to the election deadline, you will be deemed not to have made an election. As a holder making no election, you will be paid value per share equivalent to the amount paid per share to holders making elections, but you may be paid all in cash, all in Noble Energy common stock, or in part cash and in part Noble Energy common stock, depending on the remaining pool of cash and Noble Energy common stock available for paying merger consideration after honoring the cash elections and stock elections that other Patina stockholders have made.

        If you own shares of Patina common stock in "street name" through a broker or other nominee and you wish to make an election, you should seek instructions from the broker or other nominee holding your shares concerning how to make your election.

        If the merger agreement is not adopted and the merger and the other transactions contemplated by the merger agreement are not approved by Patina stockholders, or the stock issuance is not approved by Noble Energy stockholders, stock certificates will be returned by the exchange agent by first class mail or through book-entry transfer (in the case of shares of Patina common stock delivered in book-entry form to the exchange agent).

The Special Meetings and Voting

Noble Energy Stockholder Meeting (Page 24)

        The Noble Energy special meeting will be held in Houston on            , 2005 at 10:00 a.m., local time. At the special meeting, you will be asked:

1.
to approve the issuance of Noble Energy common stock in the merger;

2.
to approve an amendment to the certificate of incorporation of Noble Energy to increase the number of authorized shares of Noble Energy common stock from 100 million shares to 250 million shares; and

3.
to transact any other business as may properly be brought before the special meeting or any adjournment or postponement of the special meeting.

        You can vote at the Noble Energy special meeting if you owned Noble Energy common stock at the close of business on March 31, 2005. On that date, there were 59,237,440 shares of Noble Energy common stock outstanding and entitled to vote, approximately 0.16% of which were owned and entitled to be voted by Noble Energy directors and executive officers and their affiliates. You can cast one vote for each share of Noble Energy common stock you owned on that date. In order to approve the issuance of Noble Energy common stock in connection with the merger, a greater number of votes cast in favor of the proposal than the number of votes cast opposing the proposal is required, so long as the total number of votes cast on the proposal represents over 50% of the shares entitled to vote. In order to approve the amendment to the certificate of incorporation, the holders of a majority of the outstanding shares of Noble Energy common stock entitled to vote must vote in favor of doing so.

Patina Stockholder Meeting (Page 27)

        The Patina special meeting will be held in Denver on            , 2005 at 9:00 a.m., local time. At the special meeting, you will be asked:

1.
to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement; and

2.
to transact any other business as may properly be brought before the special meeting or any adjournment or postponement of the special meeting.

        You can vote at the Patina special meeting if you owned Patina common stock at the close of business on March 31, 2005. On that date, there were 74,054,609 shares of Patina common stock outstanding and entitled to vote, approximately 6.4% of which were owned and entitled to be voted by Patina directors and executive officers and their affiliates. You can cast one vote for each share of Patina common stock you owned on that date. In order to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, the holders of a majority of the outstanding shares of Patina common stock entitled to vote must vote in favor of doing so.

Comparative Market Price and Dividend Information

Comparative Market Price Information (Page 116)

        Noble Energy common stock trades on the NYSE under the symbol "NBL," and Patina common stock trades on the NYSE under the symbol "POG."

        The following table lists the closing prices of Noble Energy common stock and Patina common stock on December 15, 2004, the last trading day before we announced the merger, and on                         , 2005, the last practicable date prior to distribution of this document. The following table also presents the equivalent pro forma prices for Patina common stock on those dates, as determined by multiplying the closing prices of Noble Energy common stock on those dates by 0.6156 and     , each representing the fraction of a share of Noble Energy common stock that Patina stockholders electing to receive Noble Energy common stock would receive in the merger for each share of Patina common stock, based on (1) a hypothetical Average Noble Energy Common Stock Value of $61.54, which was the closing price of Noble Energy common stock on December 15, 2004, the day prior to the announcement of the proposed merger and (2) a hypothetical Average Noble Energy Common Stock Value of $    based on the volume-weighted average of the trading sale prices per share of Noble Energy common stock during the 10 consecutive trading days ending on                        , 2005, respectively, and assuming no adjustment for oversubscriptions.

	Noble Energy Common Stock	Patina Oil & Gas Corporation Common Stock	Patina Oil & Gas Corporation Equivalent Per Share
December 15, 2004	$61.54	$31.92	$37.88
, 2005

        The market prices of both Noble Energy common stock and Patina common stock will fluctuate prior to the merger. You should obtain current stock price quotations for Noble Energy common stock and Patina common stock. You can get these quotations from a newspaper, on the Internet or by calling your broker.

Dividend Policy of Noble Energy (Page 117)

        The holders of Noble Energy common stock receive dividends if and when declared by the Noble Energy board of directors out of legally available funds. Noble Energy declared a dividend of $0.05 per share of common stock for each quarter of 2004. Following the completion of the merger, Noble Energy expects to continue paying quarterly cash dividends on a basis consistent with past practice. However, the declaration and payment of dividends will depend upon business conditions, operating results and capital requirements, and consideration by the Noble Energy board of directors of other relevant factors.

Matters to Be Considered in Deciding How to Vote

Noble Energy's Financial Advisor Has Provided an Opinion to the Noble Energy Board of Directors as to the Fairness of the Merger Consideration, from a Financial Point of View, to Noble Energy (Page 42)

        In connection with the merger, Noble Energy retained J.P. Morgan Securities Inc. ("JPMorgan") as its financial advisor. In deciding to approve the merger agreement, the Noble Energy board of directors considered the oral opinion of JPMorgan provided to the Noble Energy board of directors on December 15, 2004 (as subsequently confirmed in writing in an opinion dated December 15, 2004), that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations of review described in its opinion, the aggregate merger consideration to be paid by Noble Energy pursuant to the merger was fair from a financial point of view to Noble Energy.

        The full text of the written opinion of JPMorgan, dated December 15, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by JPMorgan in connection with the opinion, is attached to this document as Annex B. JPMorgan provided its opinion for the information and assistance of the Noble Energy board of directors in connection with its consideration of the transaction contemplated by the merger agreement. The JPMorgan opinion is not a recommendation as to how any stockholder should vote or act with respect to any matters relating to the proposed merger.

Patina's Financial Advisor Has Provided an Opinion to the Patina Board of Directors as to the Fairness of the Merger Consideration, from a Financial Point of View, to Patina's Stockholders (Page 49)

        In connection with the merger, Patina retained Petrie Parkman & Co., Inc. ("Petrie Parkman") as its financial advisor. In deciding to approve the merger agreement, the Patina board of directors considered the oral opinion of Petrie Parkman provided to the Patina board of directors on December 15, 2004, and subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the matters set forth in its opinion, the merger consideration to be received by holders of Patina common stock (other than Noble Energy, Merger Sub or Patina) in the merger was fair, from a financial point of view, to such holders.

        The full text of the written opinion of Petrie Parkman, dated December 15, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Petrie Parkman in rendering its opinion, is attached to this document as Annex C. Petrie Parkman provided its opinion for the information and assistance of the Patina board of directors in connection with its consideration of the transaction contemplated by the merger agreement. The Petrie Parkman opinion is not a recommendation as to how any Patina stockholder should vote on the merger.

The Merger Generally Will Be Tax-Free to Holders of Patina Common Stock to the Extent They Receive Noble Energy Common Stock (Page 87)

        Based on the opinions of Cravath, Swaine & Moore LLP ("Cravath"), outside counsel to Patina, and Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden, Arps"), outside counsel to Noble Energy, we expect that the material United States federal income tax consequences of the merger to Patina stockholders will be as follows:

  •
  If you exchange Patina common stock solely for cash in the merger, you generally should recognize capital gain or loss equal to the difference between the amount of cash received and your tax basis in the stock surrendered.

  •
  If you exchange Patina common stock solely for Noble Energy common stock in the merger, you will not recognize any gain or loss, except to the extent of the cash you receive in lieu of a fractional Noble Energy share.

  •
  If you exchange Patina common stock for a combination of cash and Noble Energy common stock in the merger, you generally will recognize (i.e., take into account for tax purposes) gain (but not loss). Your gain recognized generally will equal the lesser of (1) the excess of the sum of the cash and the fair market value of the Noble Energy common stock received over your tax basis in the Patina stock surrendered, or (2) the amount of cash received.

  •
  Your holding period for the Noble Energy common stock received in the merger generally will include your holding period for the Patina common stock exchanged in the merger.

        Please refer to "The Merger—Material United States Federal Income Tax Consequences" beginning on page 87 of this document for a more complete discussion of the United States federal income tax consequences of the merger. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You should consult your tax advisor for a full understanding of the merger's tax consequences for you.

Patina Directors and Executive Officers Have Interests in the Merger that are in Addition to their Interests as Stockholders (Page 95)

        In considering the recommendation of the Patina board of directors with respect to the adoption of the merger agreement and the approval of the merger and the other transactions contemplated by the merger agreement, Patina stockholders should be aware that certain executive officers and directors of Patina have interests in the merger that are in addition to the interests of other stockholders of Patina generally. For more information on these interests, see page 95.

Boards of Directors' Recommendations to Stockholders (Page 37)

        The Noble Energy board of directors believes that the merger and the amendment to Noble Energy's certificate of incorporation are fair to and in the best interests of the Noble Energy stockholders, and recommends that Noble Energy stockholders vote "FOR" the approval of the issuance of Noble Energy common stock in the merger and "FOR" approval of the amendment to Noble Energy's certificate of incorporation.

        The Patina board of directors believes that the merger is fair to and in the best interests of the Patina stockholders, and recommends that Patina stockholders vote "FOR" the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement.

        To review the background and reasons for the merger in greater detail see "The Merger—Background of the Merger" beginning on page 34 of this document, and to review certain risks related to the merger, see "Risk Factors" beginning on page 18 of this document, "The Merger—Noble Energy's Reasons for the Merger; Recommendation of the Stock Issuance in the Merger by the Noble Energy Board of Directors" beginning on page 37 of this document and "The Merger—Patina's Reasons for the Merger; Recommendation of the Merger by the Patina Board of Directors" beginning on page 39 of this document.

Board of Directors After the Merger (Page 95)

        After the merger, the board of directors of the combined company will have seven members, consisting of the five current members of Noble Energy's board of directors and two current members of the Patina board of directors.

The Merger is Expected to Occur in the Second Quarter of 2005 (Page 71)

        The merger will occur after all the conditions to its completion have been satisfied or, if permissible, waived. Currently, we anticipate that the merger will occur in the second quarter of 2005. However, we cannot assure you when or if the merger will occur. If the merger has not been completed on or before August 31, 2005, either Noble Energy or Patina may terminate the merger agreement unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to fulfill any material obligations under the merger agreement or a material breach of the merger agreement by such party.

Hedging Activities in Connection with the Merger (Page 94)

        In connection with the announcement of the merger agreement, in order to reduce the price sensitivity associated with future oil and gas prices, Noble Energy entered into additional financial derivative transactions ("hedges") using its own production that was available to be hedged. The natural gas hedges totaled 130 million British thermal units ("MMBTU") per day starting in May 2005 through December 2005 and 170 MMBTUs per day for 2006 through 2008. The crude oil hedges totaled 13,100 barrels of oil per day starting in May 2005 through December 2005 and approximately 16,700 barrels of oil per day for 2006 through 2008. These hedges consist of fixed price swaps that average $6.167 per MMBTU for natural gas and $39.30 per barrel of oil. Prior to the closing of the merger, Noble Energy may enter into additional financial derivative transactions using its existing production.

        The merger agreement provides that if Noble Energy terminates the merger agreement within three business days of receiving notification that the Patina board of directors has made an adverse recommendation change, or resolved to make such a change (in either case for any reason other than a superior proposal), Patina would be required to reimburse Noble Energy for up to $45.0 million of actual losses realized by Noble Energy with respect to certain hedges for the years 2006 through 2008. In addition, pursuant to the merger agreement, prior to the closing of the merger, Patina has agreed to terminate its existing hedge positions.

        For additional information regarding Noble Energy's hedges, including hedging not connected with the announcement of the merger agreement, please see Noble Energy's previous SEC filings. See "Where You Can Find More Information" on page 131.

Completion of the Merger is Subject to Customary Conditions (Page 71)

        The completion of the merger is subject to a number of customary conditions being met, including the adoption by Patina stockholders of the merger agreement and approval by Patina stockholders of the merger and the other transactions completed by the merger agreement, the approval by Noble Energy stockholders of the issuance of Noble Energy common stock in the merger and the approvals of regulatory agencies.

        Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the merger, even if that condition has not been satisfied. We cannot be certain when (or if) the conditions to the merger will be satisfied or waived or that the merger will be completed.

Termination of the Merger Agreement; Fees Payable (Page 83)

        We may terminate the merger agreement by mutual written consent at any time. Either of us also may terminate the merger agreement if:

  •
  the merger is not completed on or before August 31, 2005 (although this termination right is not available to a party whose failure to fulfill any material obligations under, or material breach of, the merger agreement resulted in the failure to complete the merger by that date);

  •
  a court or other governmental entity of competent jurisdiction issues a final nonappealable order having the effect of permanently enjoining or otherwise prohibiting the merger;

  •
  the stockholders of Patina do not adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement at the Patina stockholders' meeting;

  •
  the stockholders of Noble Energy do not approve the issuance of Noble Energy common stock in the merger at the Noble Energy stockholders' meeting;

  •
  the other party is in breach of its representations, warranties, covenants or agreements set forth in the merger agreement and the breach rises to a level that would excuse the terminating party's obligation to complete the merger and is not cured in 30 days or cannot be cured by August 31, 2005; or

  •
  the other party's board of directors adversely changes its recommendation that its stockholders vote "FOR" adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement (in the case of Patina) or the issuance of Noble Energy shares in the merger (in the case of Noble Energy).

        The merger agreement provides that in limited circumstances described more fully beginning on page 83 of this document, if there occurs a change in Patina's or Noble Energy's recommendation that its stockholders adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement (in the case of Patina), or approve the issuance of shares of Noble Energy common stock (in the case of Noble Energy), or if the merger agreement is otherwise terminated after either Noble Energy or Patina shall have received a third party acquisition proposal and such party enters into an agreement with respect to that proposal within 12 months of termination of the merger agreement then such party will be required to pay a termination fee of $100 million to the other party. The effect of these termination fees could be to discourage other companies from seeking to acquire or merge with Patina or Noble Energy prior to completion of the merger, and could cause Patina or Noble Energy to reject any acquisition proposal from a third party which does not take into account the termination fee. In addition, if Noble Energy terminates the merger agreement within three business days of receiving notification that the Patina board of directors has made an adverse recommendation change, or resolved to make such a change (in either case for any reason other than a superior proposal), Patina would be required to reimburse Noble Energy for up to $45.0 million of actual losses realized with respect to certain hedging transactions terminated by Noble Energy during the three business days following such termination of the merger agreement.

We May Amend the Terms of the Merger and Waive Rights Under the Merger Agreement (Page 90)

        We may jointly amend the terms of the merger agreement, and either party may waive its right to require the other party to adhere to any of those terms, to the extent legally permissible. However, after the Patina stockholders adopt the merger agreement, they must approve any amendment or waiver that reduces or changes the form of the consideration that will be received by them, changes any term of the certificate of incorporation of Merger Sub or adversely affects the Patina stockholders.

Appraisal Rights (Page 94)

        Shares of Patina common stock outstanding immediately prior to the effective time of the merger and held by a holder who has not voted in favor of, or consented in writing to, the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement and who has delivered a written demand for appraisal of such shares in accordance with Section 262 of the DGCL will not be converted into the right to receive the merger consideration, unless and until the dissenting holder fails to perfect or effectively withdraws or otherwise loses his or her right to appraisal and payment under the DGCL. If, after the effective time of the merger, a dissenting stockholder fails to perfect or effectively withdraws or loses his or her right to appraisal, his or her shares of Patina common stock will be treated as if they had been converted as of the effective time of the merger into the right to receive the merger consideration without interest or dividends thereon.

Regulatory Matters (Page 94)

        United States antitrust laws prohibit Noble Energy and Patina from completing the merger until after they have furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission and a required waiting period has ended. Noble Energy was granted early termination of the waiting period by the Department of Justice and the Federal Trade Commission, on February 4, 2005.

Noble Energy will Account for the Merger Using the "Purchase" Method (Page 95)

        Noble Energy will account for the merger as a purchase for financial reporting purposes.

Comparison of the Rights of Patina Stockholders and Noble Energy Stockholders (Page 120)

        Patina stockholders who do not receive solely cash consideration in the merger will become Noble Energy stockholders upon the effective time of the merger, and their rights as such will be governed by Noble Energy's certificate of incorporation and bylaws. See "Comparison of Rights of Holders of Noble Energy Common Stock and Patina Common Stock" beginning on page 120 for a description of the material differences between the rights of Noble Energy stockholders and Patina stockholders.

NOBLE ENERGY, INC.
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

        Set forth below are highlights from Noble Energy's consolidated financial data as of and for the years ended December 31, 2000 through 2004. This information should be read together with Noble Energy's consolidated financial statements and related notes included in Noble Energy's Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this document and from which this information is derived.

Selected Historical Financial Data of Noble Energy, Inc.

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(thousands of dollars, except per share amounts)
Statement of Operations Data
Revenues	$1,351,176	$1,005,950	$701,332	$794,588	$729,168
Costs and Expenses	835,135	864,311	673,436	644,458	513,579

Income before taxes	516,041	141,639	27,896	150,130	215,589
Income tax provision	202,191	51,747	19,801	64,967	78,523

Income from continuing operations	313,850	89,892	8,095	85,163	137,066
Discontinued operations, net of tax	14,860	(6,061)	9,557	48,412	54,531
Cumulative effect of change in accounting principle, net of tax	—	(5,839)	—	—	—

Net income	$328,710	$77,992	$17,652	$133,575	$191,597

Basic earnings (loss) per share:
Income from continuing operations	$5.39	$1.58	$0.14	$1.51	$2.45
Discontinued operations, net of tax	0.25	(0.11)	0.17	0.85	0.97
Cumulative effect, net of tax	—	(0.10)	—	—	—

Net income	$5.64	$1.37	$0.31	$2.36	$3.42

Diluted earnings (loss) per share:
Income from continuing operations	$5.30	$1.56	$0.14	$1.49	$2.42
Discontinued operations, net of tax	0.25	(0.10)	0.17	0.84	0.96
Cumulative effect, net of tax (1)	—	(0.10)	—	—	—

Net income	$5.55	$1.36	$0.31	$2.33	$3.38

Weighted average shares outstanding:
Basic	58,275	56,964	57,196	56,549	55,999
Diluted	59,226	57,539	57,763	57,303	56,755
Cash dividends per common share	$0.20	$0.17	$0.16	$0.16	$0.16
Balance Sheet Data
Property, plant and equipment, net	$2,332,950	$2,099,741	$2,139,785	$1,953,211	$1,485,123
Total assets	$3,443,171	$2,842,649	$2,730,015	$2,604,255	$2,002,819
Long-term obligations:
Long-term debt, net of current portion	880,256	776,021	977,116	961,118	648,567
Deferred income taxes	183,351	163,146	201,939	176,259	117,048
Asset retirement obligations	175,415	101,804	—	—	—
Other noncurrent liabilities	79,157	80,176	69,820	75,629	61,639
Shareholders' equity	1,459,988	1,073,573	1,009,386	1,010,198	849,682
Ratio of debt-to-book capital (2)	0.38	0.46	0.50	0.50	0.44
Other Financial Data
Net cash provided by operating activities	$708,186	602,770	$506,955	$628,154	$562,578
Net cash provided by (used in) investing activities	(588,101)	(444,802)	(577,528)	(871,705)	(569,319)
Net cash provided by (used in) financing activities	(2,665)	(111,036)	12,778	293,636	26,968
Interest expense, net	48,227	46,977	47,709	38,007	31,642

(1)
Cumulative effect of change in accounting principle for 2003 relates to the adoption of SFAS No. 143, Asset Retirement Obligations, on January 1, 2003.
(2)
Defined as Noble Energy's total debt divided by total debt plus its equity.

PATINA OIL & GAS CORPORATION

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

        Set forth below are highlights from Patina's consolidated financial data as of and for the years ended December 31, 2000 through 2004. This information should be read together with Patina's consolidated financial statements and related notes included in Patina's Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this document and from which this information is derived.

Selected Historical Financial Data of Patina Oil & Gas Corporation

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(thousands of dollars, except per share amounts)
Statement of Operations Data
Revenues	$561,001	$406,717	$222,407	$214,173	$150,342
Costs and Expenses	317,513	255,896	133,529	116,881	94,963

Income before taxes	243,488	150,821	88,878	97,292	55,379
Income tax provision	92,525	57,312	31,171	35,025	12,953

Income from continuing operations	150,963	93,509	57,707	62,267	42,426
Discontinued operations, net of tax	—	—	—	—	—
Cumulative effect of change in accounting principle, net of tax	—	2,613	—	—	—

Net income	$150,963	$90,896	$57,707	$62,267	$42,426

Basic earnings (loss) per share:
Income from continuing operations	$2.15	$1.37	$0.88	$1.00	$0.75
Discontinued operations, net of tax	—	—	—	—	—
Cumulative effect, net of tax	—	(0.04)	—	—	—

Net income	$2.15	$1.33	$0.88	$1.00	$0.75

Diluted earnings (loss) per share:
Income from continuing operations	$2.05	$1.32	$0.84	$0.93	$0.61
Discontinued operations, net of tax	—	—	—	—	—
Cumulative effect, net of tax (1)	—	(0.04)	—	—	—

Net income	$2.05	$1.28	$0.84	$0.93	$0.61

Weighted average shares outstanding:
Basic	70,234	68,170	65,933	62,392	52,325
Diluted	73,473	71,062	68,970	67,290	68,433
Cash dividends per common share	$0.210	$0.124	$0.080	$0.054	$0.032
Balance Sheet Data
Property, plant and equipment, net	$1,221,616	$1,077,181	$644,365	$380,772	$357,386
Total Assets	$1,429,039	$1,196,291	$719,090	$455,524	$422,578
Long-term obligations:
Long-term debt, net of current portion	297,000	416,000	200,000	77,000	177,000
Deferred income taxes	203,473	154,480	96,569	39,355	12,953
Asset retirement obligation	31,461	27,594	—	—	—
Other noncurrent liabilities	200,817	125,161	54,869	44,530	41,607
Shareholders' equity	410,819	330,512	298,580	249,574	160,151
Ratio to debt-to-book capital (2)	0.42	0.56	0.40	0.24	0.52
Other Financial Data
Net cash provided by operating activities	$396,569	$271,825	$152,157	$172,777	$109,384
Net cash provided by (used in) investing activities	(258,641)	(470,881)	(282,392)	(82,357)	(86,134)
Net cash provided by (used in) financing activities	(135,449)	197,681	131,905	(92,823)	(21,223)
Interest expense, net	12,563	8,817	2,299	7,016	10,012

(1)
Cumulative effect of change in accounting principle for 2003 relates to the adoption of SFAS No. 143, Asset Retirement Obligations, on January 1, 2003.
(2)
Defined as Patina's total debt divided by total debt plus its equity.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

        The following table shows information about Noble Energy's financial condition and results of operations, including per share data and financial ratios, on a pro forma basis after giving effect to the merger. This information is called pro forma financial information in this document. The table sets forth the information as if the merger had become effective on December 31, 2004 (using currently available fair value information), with respect to balance sheet data, and January 1, 2004, with respect to statement of operations data. This unaudited pro forma financial information assumes that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined company's results of operations. The unaudited pro forma financial information includes adjustments to record the assets and liabilities of Patina at their estimated fair values and is subject to further adjustment as additional information becomes available and as additional analyses are performed. The merger agreement was announced on December 16, 2004 and provides for Noble Energy to issue approximately 27.3 million shares of common stock and $1.1 billion in cash consideration to Patina common stockholders (in each case subject to upward adjustment in the event that any shares of Patina common stock are issued in accordance with the merger agreement pursuant to the exercise of Patina stock options or Patina warrants or otherwise). This table should be read together with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of Noble Energy and Patina incorporated by reference in this joint proxy statement/prospectus and the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, appearing under "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 103.

        The unaudited pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

Selected Unaudited Pro Forma Condensed Combined Financial Data

As of December 31, 2004
(in millions)
Pro Forma Balance Sheet Data
Total Assets	$8,073
Long-term Debt	$2,512
Shareholders' Equity	$3,230

For the Year Ended December 31, 2004
(in millions, except per share data)
Pro Forma Statement of Operations Data
Revenues	$1,914
Income From Continuing Operations	$411
Income From Continuing Operations Per Share:
Basic	$4.85
Diluted	$4.69

Comparative Per Share Data

        The following table sets forth certain historical per share data of Noble Energy and Patina and per share data on an unaudited pro forma combined basis after giving effect to the merger:

For the Year Ended December 31, 2004
Noble Energy Historical Per Share Data:
Income From Continuing Operations
Basic (a)	$5.39
Diluted (b)	$5.30
Cash dividends	$0.20
Book value (c)	$24.34
Patina Historical Per Share Data:
Income From Continuing Operations
Basic (a)	$2.15
Diluted (b)	$2.05
Cash dividends	$0.21
Book value (c)	$5.56
Pro Forma Combined Company Per Share Data:
Income From Continuing Operations
Basic (d)	$4.85
Diluted (d)	$4.69
Cash dividends	$0.20
Book value (e)	$36.20

(a)
Based on weighted average number of shares of common stock outstanding for Noble Energy and Patina for such period.

(b)
Based on the weighted average number of shares of common stock outstanding plus the potential dilution that would occur if interests in securities (options, warrants and other convertible securities) were exercised and converted into common stock of Noble Energy or Patina for such period.

(c)
Computed by dividing shareholders' equity by the number of shares of common stock at the end of such period plus the dilutive effect of interests in securities (options, warrants and other convertible securities).

(d)
Based on the pro forma combined income from continuing operations from the "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 103 of this document which gives effect to the merger under the purchase method of accounting.

(e)
Computed by dividing shareholders' equity by the number of outstanding shares of Noble Energy common stock at the end of such period, adjusted to include the estimated number of shares of Noble Energy common stock to be issued in the merger plus the dilutive effect of interests in securities (options, warrants and other convertible securities) at the end of such period.

RISK FACTORS

        In addition to the other information contained in or incorporated by reference into this document including, without limitation, Noble Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and Patina's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, you should carefully consider the following risk factors in deciding whether to vote to approve the stock issuance or adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, as the case may be.

We may not be able to successfully integrate the businesses of Noble Energy and Patina following the merger.

        The success of the merger depends in large part upon our ability to integrate our organizations, operations, systems and personnel. The integration of two previously independent companies is a challenging, time-consuming and costly process. Noble Energy and Patina have operated and, until the effective time of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with suppliers, customers and employees or to achieve the anticipated benefits of the merger. In addition, successful integration of the companies will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company. If we are not able to integrate our organizations, operations, systems and personnel in a timely and efficient manner, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

The costs of the merger could adversely affect the combined company's operating results.

        Noble Energy and Patina estimate the total merger-related costs, exclusive of employee benefit costs, to be approximately $30.0 million, primarily consisting of investment banking, legal and accounting fees and financial printing and other related charges. The foregoing estimate is preliminary and is subject to change. In addition, the combined company will incur certain expenses in connection with the integration of Noble Energy's and Patina's businesses.

Patina's directors and executive officers have interests in the merger in addition to those of the Patina stockholders.

        In considering the recommendations of the Patina board of directors with respect to the merger agreement, you should be aware that Patina's directors and executive officers have financial and other interests in the merger in addition to their interests as Patina stockholders. The receipt of compensation or other benefits in connection with the merger (including severance payments and the accelerated vesting of stock options, restricted stock and deferred compensation) may have influenced these directors and executive officers in making their recommendations to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement. You should consider these interests in connection with your vote on the merger, including whether these interests may have influenced these directors and executive officers to recommend or support the merger. For a detailed description of the interests of the directors and executive officers of Patina, see "The Merger—Financial Interests of Patina's Directors and Executive Officers in the Merger" beginning on page 95 of this document.

Failure to complete the merger or delays in completing the merger could negatively impact Noble Energy's and Patina's stock prices and future business and operations.

        If the merger is not completed for any reason, Noble Energy and Patina may be subject to a number of material risks, including the following:

  •
  the individual companies will not realize the benefits expected from the merger, including a potentially enhanced financial and competitive position;

  •
  under certain circumstances, Noble Energy or Patina may be required to pay the other a termination fee of $100 million or reimburse the other for up to $6.0 million in merger related expenses;

  •
  under certain circumstances, Patina may be required to reimburse Noble Energy for up to $45.0 million of actual losses realized by Noble Energy with respect to certain oil and gas hedges;

  •
  the price of Noble Energy common stock or Patina common stock may decline to the extent that the current market price of the common stock reflects a market assumption that the merger will be completed; and

  •
  some costs relating to the merger, such as certain investment banking fees and legal and accounting fees, must be paid even if the merger is not completed.

        In addition, current and prospective employees of Noble Energy and Patina may experience uncertainty about their future roles with the companies until after the merger is completed or if the merger is not completed. This may adversely affect the ability of Noble Energy and Patina to attract and retain key personnel.

Because the market price of Noble Energy common stock will fluctuate, Patina stockholders cannot be sure of the value of the merger consideration they will receive.

        Upon the effective time of the merger, each share of Patina common stock will be converted into the right to receive merger consideration consisting of shares of Noble Energy common stock or cash, pursuant to the terms of the merger agreement. The value of the merger consideration to be received by Patina stockholders will be based on the volume-weighted average of the trading sale prices per share of Noble Energy common stock during the 10 consecutive trading day valuation period ending on the third calendar day prior to the effective time of the merger. This average price may vary from the market price of Noble Energy common stock on the date the merger was announced, on the date that this document is mailed to Patina stockholders, on the date a Patina stockholder makes an election with respect to the merger consideration or on the date of the special meeting of Patina stockholders. Because Noble Energy is issuing a fixed amount of shares as part of the merger consideration (in each case subject to upward adjustment in the event that any shares of Patina common stock are issued in accordance with the merger agreement pursuant to the exercise of Patina stock options or Patina warrants or otherwise), and because the provisions of the merger agreement operate to substantially equalize the value of the consideration to be received for each share of Patina common stock at the time the calculation is made, any change in the price of Noble Energy common stock prior to the effective time of the merger will affect the value of the merger consideration that you will receive upon the effective time of the merger, regardless of whether you elect to receive cash, stock or a combination of cash and stock, or do not make an election. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in oil and natural gas prices, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

        Accordingly, at the time of the Patina special meeting, Patina stockholders will not know or be able to calculate the amount of any cash consideration they would receive with respect to each share of Patina common stock or the exchange ratio used to determine the number of any shares of Noble Energy common stock they would receive with respect to each share of Patina common stock upon the effective time of the merger.

Following announcement of the merger, each of Moody's Investors Service and Standard & Poor's announced it was changing its outlook with respect to Noble Energy's credit rating to negative. Changes in Noble Energy's credit ratings could adversely affect the costs and expenses of the combined company.

        Immediately prior to the announcement of the merger, Noble Energy's senior unsecured debt ratings were Baa 2 from Moody's Investors Service and BBB from Standard & Poor's. After the announcement of the merger agreement, Moody's Investors Service affirmed Noble Energy's Baa 2 rating, but changed its outlook to negative from stable, and Standard & Poor's maintained Noble Energy's BBB rating but placed Noble Energy on CreditWatch with negative implications, in each case pending further review. Any downgrade in the credit ratings of Noble Energy could result in increased borrowing costs, require Noble Energy to provide additional financial assurances for certain marketing commodity derivative transactions and affect Noble Energy's ability to access the capital markets. This in turn could adversely affect the combined company's results of operations and financial condition.

The market price of the shares of Noble Energy common stock and the results of operations of Noble Energy after the merger may be affected by factors different from those affecting Patina or Noble Energy currently.

        The businesses of Noble Energy and Patina differ in some respects and, accordingly, the results of operations of the combined company and the market price of the combined company's shares of common stock may be affected by factors different from those currently affecting the independent results of operations and market prices of each of Noble Energy or Patina. For a discussion of the businesses of Noble Energy and Patina and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under "Where You Can Find More Information" beginning on page 131 of this document.

Noble Energy stockholders will be diluted by the merger.

        The merger will dilute the ownership position of the current stockholders of Noble Energy. Based on the number of shares of Patina common stock outstanding as of April 7, 2005, Noble Energy would issue to Patina stockholders approximately 27,792,428 shares of Noble Energy common stock in the merger (subject to upward adjustment in the event that any shares of Patina common stock are issued in accordance with the merger agreement pursuant to the exercise of Patina stock options or Patina warrants or otherwise). As a result, Noble Energy stockholders and Patina stockholders would hold approximately 68% and 32%, respectively, of the combined company's common stock outstanding after the completion of the merger.

Patina stockholders may receive a form or combination of consideration different from what they elect.

        While each Patina stockholder may elect to receive all cash, all Noble Energy common stock or a combination of cash and Noble Energy common stock in the merger, the pools of cash and Noble Energy common stock available for all Patina stockholders will be fixed amounts (in each case subject to upward adjustment in the event that any shares of Patina common stock are issued in accordance with the merger agreement pursuant to the exercise of Patina stock options or Patina warrants or otherwise). Accordingly, depending on the elections made by other Patina stockholders, if you elect to receive all cash in the merger, you may receive a portion of your consideration in Noble Energy common stock and if you elect to receive all Noble Energy common stock in the merger, you may receive a portion of your consideration in cash. If you elect to receive a combination of cash and Noble Energy common stock in the merger, you may receive cash and Noble Energy common stock in a proportion different from what you elected. If a Patina stockholder does not submit a properly completed and signed election form to the exchange agent by the election deadline, then such stockholder will have no control over the type of merger consideration such stockholder may receive, and, consequently, may receive only cash, only Noble Energy common stock, or a combination of cash and Noble Energy common stock in the merger.

If you tender shares of Patina common stock to make an election, you will not be able to sell those shares unless you revoke your election prior to the election deadline.

        If you are a Patina stockholder and want to make a cash or stock election, you must deliver your stock certificates (or follow the procedures for guaranteed delivery) and a properly completed and signed election form to the exchange agent. The deadline for doing this is 5:00 p.m., Houston, Texas time, on            , 2005. You will not be able to sell any shares of Patina common stock that you have delivered unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in Patina common stock for any reason until you receive cash or Noble Energy common stock in the merger. In the time between delivery of your shares and the closing of the merger, the market price of Patina or Noble Energy common stock may decrease, and you might otherwise want to sell your shares of Patina to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment.

If the merger is completed, the date that you will receive your merger consideration is uncertain.

        If the merger is completed, the date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. While we expect to complete the merger in the second quarter of 2005, the completion date of the merger might be later than expected due to unforeseen events.

If Noble Energy or Patina fails to obtain all required consents and approvals, third parties may terminate or alter existing contracts.

        Noble Energy's obligation to consummate the merger is conditioned, among other things, upon receipt of all material consents and approvals that Patina is required to obtain in connection with the merger, except for such consents and approvals the failure of which to be obtained individually or in the aggregate would not be reasonably likely to have or result in a material adverse effect on Patina. Certain agreements between Patina and its suppliers, customers or other business partners may require the consent or approval of these other parties in connection with the merger. Noble Energy and Patina have agreed to use reasonable best efforts to secure any necessary consents and approvals. However, we cannot assure you that Noble Energy and/or Patina will be able to obtain all the necessary consents and approvals. If these consents and approvals are not obtained and Noble Energy elects to waive the closing condition relating to receipt of material consents, the failure to have obtained such consents or approvals could have a material adverse effect on the business of the combined company after the merger.

FORWARD-LOOKING STATEMENTS

        This joint proxy statement/prospectus, including information included or incorporated by reference in this document, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, intentions, future performance and business of each of Noble Energy and Patina and other statements that are not historical facts, as well as certain information relating to the merger, including, without limitation:

  •
  statements relating to the benefits of the merger, including the cost savings and accretion to reported earnings estimated to result from the merger;

  •
  statements relating to revenues of the combined company after the merger; and

  •
  statements preceded by, followed by or that include the words "believes," "anticipates," "plans," "predicts," "expects," "envisions," "hopes," "estimates," "intends," "will," "continue," "may," "potential," "should," "confident," "could" or similar expressions.

        These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the factors discussed under "Risk Factors" beginning on page 18 of this document, as well as the following factors:

  •
  the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger;

  •
  the possibility that problems may arise in successfully integrating the businesses of the two companies;

  •
  the possibility that the merger may involve unexpected costs;

  •
  the possibility that the combined company may be unable to achieve cost-cutting synergies;

  •
  the possibility that the businesses may suffer as a result of uncertainty surrounding the merger;

  •
  the possibility that the industry may be subject to future regulatory or legislative actions;

  •
  the volatility in commodity prices for oil and gas;

  •
  the presence or recoverability of estimated oil and gas reserves;

  •
  the ability to replace oil and gas reserves;

  •
  environmental risks;

  •
  drilling and operating risks;

  •
  exploration and development risks;

  •
  competition;

  •
  the ability of the combined company's management to execute its plans to meet its goals;

  •
  general economic conditions, whether internationally, nationally or in the regional and local market areas in which Noble Energy and Patina are doing business, may be less favorable than expected; and

  •
  other economic, competitive, governmental, legislative, regulatory, geopolitical and technological factors may negatively impact our businesses, operations or pricing.

        Additional factors that could cause actual results to differ materially from those expressed in the forward looking statements are discussed in reports filed with the SEC by Noble Energy and Patina. See "Where You Can Find More Information" beginning on page 131 of this document.

        Forward-looking statements speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference in this document. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to Noble Energy or Patina or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither Noble Energy nor Patina undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

NOBLE ENERGY SPECIAL MEETING

General

        This joint proxy statement/prospectus is being furnished to Noble Energy stockholders in connection with the solicitation of proxies by the Noble Energy board of directors to be used at the special meeting of stockholders to be held at 100 Glenborough Drive, Suite 100, Houston, Texas, on                    , 2005 at 10:00 a.m., local time, and at any adjournment or postponement of that meeting. This joint proxy statement/prospectus and the enclosed form of proxy are being sent to Noble Energy stockholders on or about                        , 2005.

Record Date and Voting

        The Noble Energy board of directors has fixed the close of business on March 31, 2005 as the record date for determining the holders of shares of Noble Energy common stock entitled to receive notice of and to vote at the Noble Energy special meeting and any adjournments or postponements thereof. Only holders of record of shares of Noble Energy common stock at the close of business on that date will be entitled to vote at the Noble Energy special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were 59,237,440 shares of Noble Energy common stock outstanding, held by approximately 900 holders of record.

        Each holder of shares of Noble Energy common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the Noble Energy special meeting and at any adjournment or postponement thereof. In order for Noble Energy to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of Noble Energy common stock entitled to vote at the meeting must be present. You will be deemed to be present if you attend the meeting or if you submit a proxy card (including through the Internet or telephone) that is received at or prior to the meeting (and not revoked).

        If your proxy card is properly executed and received by Noble Energy in time to be voted at the Noble Energy special meeting, the shares represented by your proxy card (including those given through the Internet or by telephone) will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy but do not provide Noble Energy with any instructions, your shares will be voted "FOR" the approval of the stock issuance and "FOR" the approval of the amendment to Noble Energy's certificate of incorporation. If your shares are held in "street name" by your broker or other nominee and you do not provide that holder with instructions on how to vote your shares, your broker or other nominee will not be permitted to vote your shares.

        The only matters that we expect to be presented at the Noble Energy special meeting are the approval of the issuance of Noble Energy common stock in the merger and the approval of the amendment to Noble Energy's certificate of incorporation to increase the number of authorized shares of Noble Energy common stock. If any other matters properly come before the Noble Energy special meeting, the persons named in the proxy card will vote the shares represented by all properly executed proxies on such matters in the manner determined by a majority of the members of the Noble Energy board of directors.

Quorum; Vote Required

        The approval of the issuance of Noble Energy common stock in the merger requires the affirmative vote of a majority of the shares voted, so long as the shares voted represent over 50% of the shares entitled to vote. If you vote in person or by proxy at the Noble Energy special meeting, you will be counted for purposes of determining whether there is a quorum at the meeting. Shares of Noble Energy common stock present in person or by proxy at the Noble Energy special meeting that are entitled to vote but are not voted and broker non-votes will be counted for the purpose of determining whether there is a quorum for the transaction of business at the Noble Energy special meeting. A broker non-vote occurs when a bank, broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

        The required vote of Noble Energy stockholders on the stock issuance is based upon the number of shares that are actually voted. Accordingly, assuming a quorum is present and the total votes cast at the Noble Energy special meeting represent more than 50% of all Noble Energy common stock entitled to vote at the meeting, the failure of a Noble Energy stockholder to vote or a decision by a Noble Energy stockholder to abstain will have no effect in determining whether the stock issuance is approved. Approval of the amendment to Noble Energy's certificate of incorporation requires the affirmative vote of a majority of the outstanding shares of Noble Energy common stock entitled to vote. Accordingly, the failure of a Noble Energy stockholder to submit a proxy card or to vote in person, or a decision by a Noble Energy stockholder to abstain from voting, with respect to the proposed amendment of Noble Energy's certificate of incorporation will have the same effect as a vote against approval of the amendment to the certificate of incorporation.

        As of the record date:

  •
  Noble Energy directors and executive officers and their affiliates owned and were entitled to vote approximately 93,423 shares of Noble Energy common stock, representing approximately 0.16% of the outstanding shares of Noble Energy common stock; and

  •
  Patina directors and executive officers and their affiliates did not own and were not entitled to vote any shares of Noble Energy common stock.

        We currently expect that Noble Energy's directors and executive officers will vote their shares of Noble Energy common stock "FOR" approval of the stock issuance and "FOR" approval of the amendment to the certificate of incorporation, although none of them has entered into any agreement obligating them to do so.

Revocability of Proxies

        The presence of a stockholder at the Noble Energy special meeting will not automatically revoke that stockholder's proxy. However, a stockholder may revoke a proxy at any time prior to its exercise by:

  •
  submitting a written revocation prior to the special meeting to Arnold J. Johnson, Vice President, General Counsel and Secretary, Noble Energy, Inc., 100 Glenborough Drive, Suite 100, Houston, Texas, 77067-3610;

  •
  submitting another proxy prior to the special meeting by telephone, via the Internet or by mail that is dated later than the original proxy; or

  •
  attending the Noble Energy special meeting and voting in person.

        If your shares are held of record by a broker or other nominee, you must follow the instructions on the form you receive from your broker or other nominee with respect to changing or revoking your proxy.

Voting Electronically or by Telephone

        Noble Energy stockholders of record and many stockholders who hold their shares through a broker or other nominee will have the option to submit their proxy cards or voting instruction cards electronically through the Internet or by telephone. Please note that there are separate arrangements for using the Internet and telephone depending on whether your shares are registered in Noble Energy's stock records in your name or in the name of a broker or other nominee. If you hold your shares through a broker or other nominee, you should check your proxy card or voting instruction card forwarded by your broker or other nominee to see which voting options are available.

        Noble Energy stockholders of record may submit their proxies:

  •
  through the Internet by visiting a website established for that purpose at http://proxy.georgeson.com and following the instructions; or

  •
  by telephone by calling the toll-free number 1-800-732-6583 in the United States and Canada on a touch-tone phone and following the recorded instructions.

Solicitation of Proxies

        In addition to solicitation by mail, directors, officers and employees of Noble Energy may solicit proxies for the special meeting from Noble Energy stockholders personally or by telephone and other electronic means without additional remuneration for soliciting such proxies. We will provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions. We have also made arrangements with Georgeson Shareholder Communications, Inc. to assist us in soliciting proxies and have agreed to pay them $12,500, plus reasonable expenses, for these services. Noble Energy and Patina will equally share the expenses incurred in connection with the printing and mailing of this document.

Participants in Noble Energy's Thrift and Profit Sharing Plan

        Participants in the Noble Energy Thrift and Profit Sharing Plan (the "Profit Sharing Plan") will receive cards from the trustee of the Profit Sharing Plan with voting instructions concerning the voting of shares of Noble Energy common stock held in the plan. The Profit Sharing Plan's related trust agreement (the "Trust Agreement") provides that the trustee will vote shares of Noble Energy common stock allocated to participants' accounts as instructed by participants. The Trust Agreement further provides that, except as otherwise required by law, the trustee (a) will vote unallocated shares in the same proportion as directed by participants with respect to allocated shares, and (b) will not vote shares of Noble Energy common stock for which it has received no direction from the participant.

PATINA SPECIAL MEETING

General

        This joint proxy statement/prospectus is being furnished to Patina stockholders in connection with the solicitation of proxies by the Patina board of directors to be used at the special meeting of stockholders to be held on                        , 2005 at 9:00 a.m., local time, at                        , and at any adjournment or postponement of that meeting. This joint proxy statement/prospectus and the enclosed form of proxy are being sent to Patina stockholders on or about            , 2005.

Record Date and Voting

        The Patina board of directors has fixed the close of business on March 31, 2005 as the record date for determining the holders of shares of Patina common stock entitled to receive notice of and to vote at the special meeting and any adjournment or postponement thereof. Only holders of record of shares of Patina common stock at the close of business on that date will be entitled to vote at the special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were 74,054,609 shares of Patina common stock outstanding, held by approximately 120 holders of record.

        Each holder of shares of Patina common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the special meeting and at any adjournment or postponement thereof. In order for Patina to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of Patina common stock entitled to vote at the meeting must be present. You will be deemed to be present if you attend the meeting or if you submit a proxy card (including through the Internet or telephone) that is received at or prior to the meeting (and not revoked).

        If your proxy card is properly executed and received by Patina in time to be voted at the special meeting, the shares represented by your proxy card (including those given through the Internet or by telephone) will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy but do not provide Patina with any instructions, your shares will be voted "FOR" the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement. If your shares are held in "street name" by your broker or other nominee and you do not provide that holder with instructions on how to vote your shares, your broker or other nominee will not be permitted to vote your shares, which will have the same effect as a vote against the merger.

        The only matters that we expect to be presented at the special meeting are the adoption of the merger agreement and the approval of the merger and the other transactions contemplated by the merger agreement. If any other matters properly come before the special meeting, the persons named in the proxy card will vote the shares represented by all properly executed proxies on such matters in the manner determined by a majority of the members of the Patina board of directors.

Quorum; Vote Required

        Adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Patina common stock. If you vote in person or by proxy at the special meeting, you will be counted for purposes of determining whether there is a quorum at the special meeting. Shares of Patina common stock present in person or by proxy at the special meeting that are entitled to vote but are not voted and broker non-votes will be counted for the purpose of determining whether there is a quorum for the transaction of business at the special meeting. A broker non-vote occurs when a broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

        The required vote of Patina stockholders on the merger is based upon the number of outstanding shares of Patina common stock, and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the special meeting, or a decision by a Patina stockholder to abstain from voting, will have the same effect as an "AGAINST" vote with respect to this matter.

        As of the record date:

  •
  Patina directors and executive officers and their affiliates owned and were entitled to vote approximately 4.7 million shares of Patina common stock, representing approximately 6.4% of the outstanding shares of Patina common stock; and

  •
  Noble Energy directors and executive officers and their affiliates did not own and were not entitled to vote any shares of Patina common stock.

        We currently expect that Patina's directors and executive officers will vote their shares "FOR" adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, although none of them has entered into any agreement obligating them to do so.

Revocability of Proxies

        The presence of a stockholder at the special meeting will not automatically revoke that stockholder's proxy. However, a stockholder may revoke a proxy at any time prior to its exercise by:

  •
  submitting a written revocation prior to the special meeting to David J. Kornder, Executive Vice President, Chief Financial Officer and Secretary, Patina Oil & Gas Corporation, 1625 Broadway, Suite 2000, Denver, Colorado 80202;

  •
  submitting another proxy prior to the special meeting by telephone, via the Internet or by mail that is dated later than the original proxy; or

  •
  attending the special meeting and voting in person.

        If your shares are held of record by a broker or other nominee, you must follow the instructions on the form you receive from your broker or other nominee with respect to changing or revoking your proxy.

Voting Electronically or by Telephone

        Patina stockholders of record and many stockholders who hold their shares through a broker or other nominee will have the option to submit their proxy cards or voting instruction cards electronically through the Internet or by telephone. Please note that there are separate arrangements for using the Internet and telephone depending on whether your shares are registered in Patina's stock records in your name or in the name of a broker or other nominee. If you hold your shares through a broker or other nominee, you should check your proxy card or voting instruction card forwarded by your broker or other nominee to see which voting options are available.

        Patina stockholders of record may submit their proxies:

  •
  through the Internet by visiting a website established for that purpose at http://proxy.georgeson.com and following the instructions; or

  •
  by telephone by calling the toll-free number 1-800-732-6583 in the United States and Canada on a touch-tone phone and following the recorded instructions.

Solicitation of Proxies

        In addition to solicitation by mail, directors, officers and employees of Patina may solicit proxies for the special meeting from Patina stockholders personally or by telephone and other electronic means without additional remuneration for soliciting such proxies. We also will provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions. We have also made arrangements with Georgeson Shareholder Communications, Inc. to assist us in soliciting proxies and have agreed to pay them $12,500, plus reasonable expenses, for these services. Patina and Noble Energy will equally share the expenses incurred in connection with the printing and mailing of this document.

Participants in Patina's Benefit Plans

        If you hold shares of Patina common stock through the Patina Oil & Gas Corporation Profit Sharing and 401(k) Plan, the trustee of such plan will vote all shares held by the plan, though you, as a participant, may direct the trustee regarding how to vote shares allocated to your plan account. You will receive voting instructions from the trustee of the plan as to how to exercise pass-through voting rights under the plan. If you own shares through the plan and do not vote, the plan trustee will vote the shares in accordance with the terms of the plan. If you hold shares of Patina common stock through Patina's Amended and Restated Deferred Compensation Plan for Select Employees or Patina's 2005 Deferred Compensation Plan for Select Employees, the trustee of such plans will vote all shares held by the plans in the manner directed by Patina. You will not be permitted to instruct the trustee how to vote these shares.

INFORMATION ABOUT NOBLE ENERGY

        Noble Energy, formerly known as Noble Affiliates, Inc., is a Delaware corporation that has been publicly traded on the New York Stock Exchange since 1980. Noble Energy has been engaged, directly or through its subsidiaries, in the exploration, production and marketing of crude oil and natural gas since 1932, when Noble Energy's predecessor, Samedan Oil Corporation ("Samedan"), was organized. Noble Energy was organized in 1969 under the name "Noble Affiliates, Inc." and was Samedan's parent entity until Samedan was merged into Noble Energy at year-end 2002. Noble Energy is noted for its innovative methods of marketing its international gas reserves through projects such as its methanol plant in Equatorial Guinea and its gas-to-power project in Ecuador.

        Noble Energy, directly or through its subsidiaries or various arrangements with other companies, explores for, develops and produces crude oil and natural gas. Exploration activities include geophysical and geological evaluation and exploratory drilling on properties for which the company has exploration rights. Noble Energy has exploration, exploitation and production operations domestically and internationally. The domestic areas consist of: offshore in the Gulf of Mexico; the Gulf Coast Region (Louisiana and Texas); the Mid-continent Region (Oklahoma and Kansas); and the Rocky Mountain Region (Colorado, Montana, Nevada and Wyoming). The international areas of operations include Argentina, China, Ecuador, Equatorial Guinea, the Mediterranean Sea (Israel) and the North Sea (the Netherlands and the United Kingdom).

        Domestic Offshore.    Noble Energy has been actively engaged in exploration, exploitation and development of crude oil and natural gas properties in the Gulf of Mexico (Texas, Louisiana, Mississippi and Alabama) and California since 1968. Noble Energy has shifted its domestic offshore exploration focus to the Gulf of Mexico deepwater areas, and away from the Gulf of Mexico's conventional shallow shelf, in order to take advantage of potentially larger prospect sizes. Our current offshore production is derived from 157 gross wells operated by us and 175 gross wells operated by others. At December 31, 2004, we held offshore federal leases covering 704,329 gross developed acres and 749,167 gross undeveloped acres on which we currently intend to conduct future exploration activities.

        Domestic Onshore.    Noble Energy has been actively engaged in exploration, exploitation and development of crude oil and natural gas properties in three regions since the 1930s. The Gulf Coast Region covers onshore Louisiana and Texas. The Mid-continent Region covers Oklahoma and Kansas. Properties in the Rocky Mountain Region are located in Colorado, Montana, Nevada, Wyoming and California. Our current onshore production is derived from 1,396 gross wells operated by us and 511 gross wells operated by others. At December 31, 2004, we held 645,275 gross developed acres and 352,664 gross undeveloped acres onshore on which we may conduct future exploration activities.

        Argentina.    Noble Energy has been actively engaged in exploration, exploitation and development of crude oil and natural gas properties in Argentina since 1996. Our producing properties are located in southern Argentina in the El Tordillo field, which is characterized by secondary recovery crude oil production. At December 31, 2004, we held 113,325 gross developed acres and 2,341,884 gross undeveloped acres in Argentina on which we may conduct future exploration activities.

        China.    Noble Energy has been actively engaged in exploration, exploitation and development of crude oil and natural gas properties in China since 1996. We have a concession offshore China in the southern portion of Bohai Bay. At December 31, 2004, we held 7,413 gross developed acres and no gross undeveloped acres in China.

        Ecuador.    Noble Energy has been actively engaged in exploration, exploitation and development of crude oil and natural gas properties in Ecuador since 1996. We are currently utilizing the gas in the Amistad gas field (offshore Ecuador), which was discovered in the 1970s, to generate electricity through our 100%-owned natural gas-fired power plant, located near the city of Machala. With a current generating capacity of 130 megawatts of electricity, additional capital investment for combined cycle to the power plant could ultimately increase capacity to generate 300 megawatts of electricity into the Ecuadorian power grid. The concession covers 12,355 gross developed acres and 851,771 gross undeveloped acres encompassing the Amistad field on which we may conduct future exploration activities.

        Equatorial Guinea.    Noble Energy has been actively engaged in exploration, exploitation and development of crude oil and natural gas properties offshore Equatorial Guinea (West Africa) since 1990. Production is from the Alba field, which produces natural gas and condensate. The majority of the natural gas production is sold to a methanol plant, which began production in the second quarter of 2001. The methanol plant has a contract through 2026 to purchase natural gas from the Alba field. The plant is owned by Atlantic Methanol Production Company LLC, in which we own a 45% interest through our ownership of Atlantic Methanol Capital Company.

        At December 31, 2004, Noble Energy held 45,203 gross developed acres and 1,112,841 gross undeveloped acres offshore Equatorial Guinea on which we may conduct future exploration activities.

        Israel.    Noble Energy has been actively engaged in exploration, exploitation and development of crude oil and natural gas properties in the Mediterranean Sea, offshore Israel, since 1998. We own a 47% interest in three licenses and two leases. At December 31, 2004, we held 123,552 gross developed acres and 292,572 gross undeveloped acres located about 20 miles offshore Israel in water depths ranging from 700 feet to 5,000 feet. Noble Energy and its partners announced, on December 24, 2003, the commencement of production of natural gas from its Mari-B field. Sales of natural gas to Israel Electric Corporation began in February 2004 under a definitive agreement executed in June 2002. In September 2004, Noble Energy entered into a separate agreement to provide natural gas for use in the Bazan Refinery located in Ashdod, Israel. Sales to Bazan are expected to commence during the third quarter of 2005.

        North Sea.    Noble Energy has been actively engaged in exploration, exploitation and development of crude oil and natural gas properties in the North Sea (the Netherlands and the United Kingdom) since 1996. At December 31, 2004, we held 42,723 gross developed acres and 540,310 gross undeveloped acres on which we may conduct future exploration activities.

INFORMATION ABOUT PATINA

        Patina, a Delaware corporation publicly traded on the New York Stock Exchange since 1996, is an independent energy company engaged in the acquisition, development and exploitation of oil and natural gas properties within the continental United States. Patina's properties and oil and gas reserves are principally located in relatively long-lived fields with well-established production histories. The properties are concentrated primarily in the Wattenberg Field of Colorado's Denver-Julesburg Basin, the Mid-continent region of western Oklahoma and the Texas Panhandle, and the San Juan Basin in New Mexico.

        Wattenberg.    Patina's reserves are primarily concentrated in the Wattenberg Field, which is located in the D-J Basin of north central Colorado. The field is located approximately 35 miles northeast of Denver. Wattenberg contains multiple productive formations, including the Codell, Niobrara and J-Sand. Patina's current Wattenberg activities are primarily focused on refracing or trifracing existing Codell wells, the development of J-Sand reserves through drilling new wells or deepening within existing wellbores and refracing or recompleting the Niobrara formation within existing Codell wells. A refrac consists of the restimulation of a producing formation within an existing wellbore to enhance production and add incremental reserves. At December 31, 2004, Patina had an inventory of over 4,500 proven development projects in Wattenberg.

        Mid-continent.    Patina has recently established a sizable base of operations in the Mid-continent. The properties were assembled largely through acquisitions and consist of primarily oil producing properties in the Anadarko and Ardmore-Marietta Basins of Oklahoma and primarily natural gas producing properties in Texas and in the Andarko Basin of Oklahoma. At December 31, 2004, Patina had an inventory of nearly 500 proven development projects in the Mid-continent. The inventory is primarily comprised of approximately 400 drilling locations or deepening projects and nearly 100 recompletion opportunities.

        San Juan.    Patina established a presence in the San Juan Basin in 2003. The San Juan Basin is located in northwestern New Mexico and southwestern Colorado and is believed to contain the second largest deposit of natural gas reserves in North America. Patina's assets consist of two relatively large consolidated acreage blocks in the northwestern and eastern parts of the San Juan Basin, with scattered acreage in the south-central portion, all in New Mexico. In each of these areas, natural gas is being produced from multiple reservoirs within one or more of the main gas producing formations. Most of the gas is produced from the Dakota Sandstone, the Mesaverde Group, the Pictured Cliffs Sandstone and from coals in the Fruitland formation. At December 31, 2004, Patina had approximately 150 proven development projects in inventory in the San Juan Basin. The inventory is primarily comprised of approximately 75 drilling locations or deepening projects and 75 recompletion opportunities.

        Central and Other.    Patina owns various interests in oil and gas properties located primarily in central Kansas and the Illinois Basin and minor interests in Louisiana and Texas. At December 31, 2004, Patina had approximately 50 proven development projects in inventory in the Central Region. The inventory is primarily comprised of approximately 40 drilling locations or deepening projects and 10 recompletion opportunities.

THE MERGER

        The following description of the material information about the merger, including the summary of the material terms and provisions of the merger agreement and the descriptions of the opinions of the parties' financial advisors, is qualified in its entirety by reference to the more detailed annexes to this joint proxy statement/prospectus. We urge you to read all of the annexes to this joint proxy statement/prospectus in their entirety.

        The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about us. Such information can be found elsewhere in this joint proxy statement/prospectus and in the other public filings each of us makes with the SEC, which are available without charge at www.sec.gov.

        The merger agreement contains representations and warranties we made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that we have exchanged in connection with signing the merger agreement. While we do not believe that they contain information securities laws require us to publicly disclose other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, quantifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in Noble Energy's and Patina's prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the our public disclosures.

Transaction Structure

        The Noble Energy board of directors and the Patina board of directors each has approved the merger agreement, which provides for the merger of Patina with and into Merger Sub, which will survive the merger as a wholly-owned subsidiary of Noble Energy. We expect to complete the merger in the second quarter of 2005. Each share of Noble Energy common stock issued and outstanding at the effective time of the merger will remain issued and outstanding as one share of common stock of Noble Energy, and each share of Patina common stock issued and outstanding at the effective time of the merger will be converted into the right to receive either cash or Noble Energy common stock, as described below. See "—Merger Consideration."

        Merger Sub's certificate of incorporation will be the certificate of incorporation and the Merger Sub's bylaws will be the bylaws of the surviving corporation after the effective time of the merger. At the effective time of the merger, the Noble Energy board of directors will be expanded by two members, and these vacancies will be filled by Thomas J. Edelman and Jeffrey L. Berenson, who are currently members of the board of directors of Patina.

Source of Funds for Cash Portion of Merger Consideration

        Noble Energy intends to pay the cash portion of the merger consideration to the Patina stockholders and to repay indebtedness under Patina's existing credit facility from funds available to Noble Energy at closing. Noble Energy currently intends these funds to be comprised of funds available under existing credit lines combined with the proceeds from a committed bank credit facility underwritten by JPMorgan. The credit facility is a $1.3 billion reducing revolving facility that has a five-year maturity. There are no mandatory reductions to the commitment through year three. During year four, the commitment reduces by 5.0% per quarter and during year five, by 20% per quarter.

Noble Energy anticipates that the covenants and other general terms of the new facility will be substantially similar to the covenants and terms of its existing bank credit facilities.

Background of the Merger

        Noble Energy's management and board of directors have discussed from time to time the benefits of acquiring oil and gas reserves and exploration and development prospects through merger or acquisition. For a number of years, Patina's board of directors and management considered the strategic and financial benefits of a sale or a business combination with a larger company. During that period, Patina's management met with a variety of parties regarding such transactions. The discussions generally arose in response to indications of interest received by Patina and ranged widely in their degree of seriousness.

        At a special board meeting held on March 4, 2004, Noble Energy's management presented to the Noble Energy board various strategic alternatives. JPMorgan had assisted management in the assessment of some of these alternatives, which included the consideration of acquiring additional U.S. onshore producing assets or potentially acquiring an entire company that concentrated in the U.S. onshore. Several potential candidate companies were discussed, including Patina.

        During the period from April through June of 2004, Noble Energy continued to evaluate the merits of acquiring a U.S. onshore company to strengthen its domestic asset portfolio and to provide more balance between its domestic and international businesses.

        In June of 2004, Noble Energy authorized JPMorgan to approach Patina to determine whether Patina may have an interest in discussing a potential strategic business combination transaction.

        On June 30, 2004, a representative of JPMorgan spoke with Thomas J. Edelman, Patina's Chairman and Chief Executive Officer, and arranged a meeting for July 8, 2004. At the meeting, JPMorgan's representatives asked Mr. Edelman whether Patina would be willing to discuss a strategic transaction with Noble Energy. Mr. Edelman reiterated Patina's longstanding and publicly disclosed willingness to discuss the sale of Patina or a merger with any interested party it considered responsible and financially capable. Given Noble Energy's reputation, he indicated that Patina would welcome such a discussion. Following the meeting with JPMorgan, Mr. Edelman informed Patina's board of directors of the approach and conversations regarding the proposed transaction.

        On July 15, 2004, Charles D. Davidson, Noble Energy's Chairman, President and Chief Executive Officer, flew to New York to meet Mr. Edelman. They discussed the status of their companies, their corporate objectives, the possibility of a merger of Noble Energy and Patina and the potential strategic, commercial and financial benefits of such a transaction. In addition, they had preliminary discussions regarding some of the structural and other issues that would have to be addressed in connection with a potential transaction, including the identity of the surviving company, the need for Patina's stockholders to receive a material premium for their shares and the type and mix of consideration to be paid in a transaction.

        On July 27, 2004, at a meeting of Noble Energy's board of directors, management informed the board of the results of the meeting between Mr. Edelman and Mr. Davidson, and the board and management discussed the merits of continuing discussions between the two companies.

        To facilitate the exchange of non-public information and further explore a business combination, Noble Energy and Patina entered into a confidentiality agreement on August 9, 2004. Thereafter, the companies exchanged detailed information relating to their businesses, assets and operations.

        On August 24, 2004, Mr. Davidson informed Mr. Edelman that Noble Energy had substantially completed its initial due diligence review and that Noble Energy remained interested in continuing discussions regarding a possible transaction. Messrs. Davidson and Edelman agreed that each company would continue with its due diligence process.

        Over the next several months, management, technical staff, engineers and certain advisors of each of Noble Energy and Patina exchanged significant due diligence materials and conducted extensive due diligence reviews of the businesses, operations and assets of the other party.

        On September 14, 2004, a regularly scheduled meeting of Patina's board of directors was held in Denver. At the meeting, Mr. Edelman described the status of the Noble Energy discussions. Representatives of Petrie Parkman presented an overview of the international energy market, Petrie Parkman's views on oil and gas prices, the merger and acquisition market for independent oil and gas companies as well as an assessment of Noble Energy's core operations and senior management. Petrie Parkman reviewed its assessment of the two companies' market positions, its preliminary views on the benefits of the potential transaction and its views of financial aspects of the potential transaction. After extensive discussion, Patina's board of directors authorized Mr. Edelman to continue discussions with Noble Energy.

        On September 20, 2004, at a special telephonic meeting of the Noble Energy board, representatives of management and JPMorgan further discussed with the board the merits of a combination of Noble Energy and Patina. After that discussion, Noble Energy's board of directors authorized Mr. Davidson to continue discussions with Patina.

        On September 21, 2004, Mr. Davidson and Mr. Edelman met to discuss the proposed transaction. At the meeting, Mr. Davidson reconfirmed Noble Energy's strong interest in pursuing a transaction in which Noble Energy would be the acquiror and Noble Energy's desire that the consideration be a combination of 60% stock and 40% cash. Subsequent to that meeting, representatives of Petrie Parkman and JPMorgan discussed by telephone various financial and operational matters relating to the transaction.

        On October 15, 2004, at a special telephonic meeting of the Noble Energy board, representatives of management and JPMorgan reviewed the status of discussions with Patina and provided updated analyses of the merits of a strategic combination of the two companies. During that meeting the board authorized Mr. Davidson to continue discussions with Patina.

        On October 18, 2004, Mr. Davidson and Mr. Edelman held further discussions regarding the proposed business combination, including possible economic terms and certain organizational issues.

        On October 19, 2004, Patina's management provided its board of directors with a telephonic update on the status of the discussions with Noble Energy. Various issues relating to the transaction were discussed.

        On November 17, 2004, Skadden, Arps delivered a draft merger agreement to Cravath. Thereafter, the management and certain advisors of each company commenced review and negotiation of the legal and economic terms of the merger agreement.

        On November 22, 2004, the Patina board of directors met in New York to discuss the proposed business combination. At the meeting, members of Patina's management reviewed the results of the due diligence process to date with specific emphasis on the geopolitical and energy market factors which might adversely impact the value of Noble Energy's operations in Equatorial Guinea, Israel and Ecuador. Representatives of Petrie Parkman presented updated overviews and analyses of the proposed business combination. Representatives of Cravath reviewed the fiduciary duties of the Patina directors in connection with the potential transaction. After discussion, Patina's board of directors again authorized management to continue negotiations.

        On November 23, 2004, Mr. Edelman and Mr. Davidson discussed certain business and organizational issues relating to the proposed business combination and agreed to hold a general meeting in New York.

        On November 29, 2004, members of management of Noble Energy and Patina, with the assistance of their respective financial and legal advisors, met in New York to discuss and negotiate the terms of the proposed business combination. On December 1, 2004, a representative of Petrie Parkman met with Mr. Davidson in his Houston office to further discuss the status and economic terms of the proposed transaction. The following day, Messrs. Edelman and Davidson held further discussions on price and other terms. Based on a series of issues raised by Mr. Davidson, Mr. Edelman and Patina's management prepared certain supplemental information for submission to Mr. Davidson and Noble Energy's board of directors. The information was submitted to Mr. Davidson on December 6, 2004.

        On December 7, 2004, Noble Energy's board of directors met with management and representatives of JPMorgan to discuss the proposed business combination. During that meeting, members of Noble Energy's management reviewed the results of the due diligence process to date, and JPMorgan presented an updated financial analysis of the proposed business combination.

        Subsequent to the conclusion of Noble Energy's board of directors meeting on December 7, 2004, Messrs. Edelman and Davidson spoke and agreed to continue negotiations the following day. Thereafter, representatives of Noble Energy and Patina and their respective legal advisors continued to negotiate the terms of the merger agreement.

        On December 10, 2004, Patina's board of directors held its regular quarterly meeting in New York. Following a brief session dedicated to general corporate matters, the discussion turned to the proposed business combination and representatives of Petrie Parkman and Cravath joined the meeting. At the meeting, Petrie Parkman presented updated overviews and analyses of the proposed business combination. Mr. Davidson joined the meeting for lunch and presented an overview of Noble Energy and his views of the strategic rationale for the proposed business combination. After lunch, Mr. Davidson left the meeting. The Patina board of directors again discussed their views of the transaction and supported Mr. Edelman's plan and proposed timetable for proceeding to reach a final agreement.

        From December 10 through December 15, 2004, representatives of Noble Energy and Patina and their respective legal advisors finalized the terms of the merger agreement and completed their due diligence.

        On December 15, 2004, Patina's board of directors again met telephonically to consider the final terms of the proposed business combination between Noble Energy and Patina. Prior to the meeting, Patina's board of directors was provided with a substantially final draft of the merger agreement and other materials related to the proposed transaction. At the meeting:

  •
  Patina's management updated the board of directors on the terms of the proposed transaction and the results of due diligence;

  •
  Representatives of Cravath reviewed the terms of the proposed merger agreement; and

  •
  Representatives of Petrie Parkman rendered an oral opinion, subsequently confirmed by delivery of its written opinion dated December 15, 2004, that as of such date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be received by the holders of Patina common stock (other than Noble Energy, Merger Sub or Patina) was fair, from a financial point of view, to such holders (see "—Opinion of Patina's Financial Advisor").

        Following discussions, Patina's board of directors approved and declared advisable, with two directors absent from the voting, the merger agreement, the merger and the other transactions contemplated by the merger agreement and unanimously resolved to recommend that Patina's stockholders vote to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement.

        On December 15, 2004, the Noble Energy board of directors held a special meeting by teleconference to consider the strategic business combination between Noble Energy and Patina. Prior to the meeting, the board of directors was provided with a substantially final draft of the merger agreement and other materials related to the proposed transaction. At the meeting:

  •
  Noble Energy management updated the board of directors on the terms of the proposed transaction and the results of the due diligence process;

  •
  Representatives of Skadden, Arps reviewed the terms of the proposed merger agreement and advised the board of directors of its fiduciary obligations when considering a strategic business combination with Patina; and

  •
  JPMorgan rendered an oral opinion (as subsequently confirmed in writing in an opinion dated December 15, 2004) that as of that date and based on and subject to the assumptions made, procedures followed, matters considered and limitations of review set forth in the opinion, the aggregate merger consideration to be paid by Noble Energy in the merger was fair from a financial point of view to Noble Energy (see "—Opinion of Noble Energy's Financial Advisor").

        Following discussions, the Noble Energy board of directors unanimously approved the merger agreement, the merger, the other transactions contemplated by the merger agreement and the issuance of Noble Energy common stock in connection with the merger and resolved to recommend the approval by Noble Energy's stockholders of the issuance of Noble Energy common stock in connection with the merger.

        The definitive merger agreement was executed on behalf of Patina, Noble Energy and Merger Sub, effective as of December 15, 2004. Before the open of the market on December 16, 2004, the parties issued a joint press release announcing the execution of the merger agreement.

Noble Energy's Reasons for the Merger; Recommendation of the Stock Issuance in the Merger by the Noble Energy Board of Directors

        The Noble Energy board of directors has determined that the merger is fair to, and in the best interests of, Noble Energy and its stockholders. In deciding to approve the merger agreement and to recommend that Noble Energy's stockholders vote to approve the issuance of Noble Energy common stock in connection with the merger, the Noble Energy board of directors consulted with Noble Energy's management and legal and financial advisors and considered several factors, including:

  •
  the oral opinion delivered by JPMorgan on December 15, 2004 (as subsequently confirmed in writing in an opinion dated December 15, 2004) that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and limitations of review set forth in the opinion, the aggregate merger consideration to be paid by Noble Energy in the merger was fair from a financial point of view to Noble Energy;

  •
  the terms of the merger agreement and the structure of the transaction, including the conditions to each company's obligation to complete the merger;

  •
  the fact that the merger agreement requires Patina to pay a termination fee of $100 million if the merger agreement is terminated in accordance with certain provisions of the merger agreement;

  •
  the ability of Noble Energy and Patina to complete the merger, including their ability to obtain the necessary regulatory approvals and their obligations to attempt to obtain those approvals;

  •
  the terms of the commitment letter with JPMorgan Chase Bank, NA ("JPMorgan Chase Bank") to finance the cash portion of the merger consideration;

  •
  the fact that the merger would establish new core areas for Noble Energy in the Rocky Mountain and Mid-continent regions;

  •
  the fact that the merger would increase Noble Energy's proved reserves and production by over 50%, increase onshore domestic reserves from 15% to 45% and lengthen Noble Energy's domestic reserve life;

  •
  the fact that Patina's long-lived oil and gas reserves provide a significant inventory of low-risk opportunities, consisting of approximately 10,000 low-risk onshore projects that will balance Noble Energy's existing portfolio;

  •
  an oil and gas hedging program to help support the economics of the merger;

  •
  the expectation that Noble Energy will benefit from Patina's extensive tight gas sands technological and operational expertise that it gained in connection with the development of its Wattenberg field, particularly with respect to the development of Noble Energy's existing Rocky Mountain assets; and

  •
  the fact that the combined company will be significantly larger than Noble Energy is now and, as a result, should have greater exploration and production strengths, should have greater liquidity in the market for its securities and should be able to consider future strategic opportunities that might not otherwise be possible.

        Each of these factors favored Noble Energy's board of directors conclusion that the merger is advisable and in the best interests of Noble Energy and its stockholders. The board of directors relied on the Noble Energy and Patina management teams to provide accurate and complete financial information, projections and assumptions as the starting point for its analysis.

        The Noble Energy board of directors considered a number of additional factors concerning the merger agreement and the transactions contemplated by the merger agreement, including the merger. These factors included:

  •
  information concerning the financial condition, results of operations, prospects and businesses of Noble Energy and Patina, including the respective companies' reserves, production volumes, cash flows from operations, recent performance of common stock and the ratio of Noble Energy's common stock price to Patina's common stock price over various periods, as well as current industry, economic and market conditions;

  •
  the net asset value per share of the common stock of both Patina and Noble Energy; and

  •
  the results of business, legal and financial due diligence investigations of Patina conducted by Noble Energy's management and legal advisors.

        Noble Energy's board of directors also considered a variety of risks and other potentially negative factors concerning the merger agreement and the transactions contemplated by the merger agreement, including the merger. These factors included:

  •
  the fact that there are significant risks inherent in combining and integrating two companies, including that the companies may not be successfully integrated, and that successful integration of the companies will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company;

  •
  the fact that a large portion of the total merger consideration is expected to be allocated to Patina's unproved resources, and there is always uncertainty in successfully converting such resources into proved reserves;

  •
  the effects on net asset value, cash flows from operations and other financial measures under various modeling assumptions, and the uncertainties in timing with respect to some anticipated benefits of the merger;

  •
  the risk of changes in oil and gas prices from those used to evaluate the merger;

  •
  the increased level of indebtedness of the combined company as a result of Noble Energy's financing of the merger;

  •
  the fact that the merger agreement imposes limitations on Noble Energy's ability to solicit offers for the acquisition of Noble Energy as well as the possibility that Noble Energy could be required to pay a termination fee of $100 million in certain circumstances;

  •
  the fact that Noble Energy entered into certain hedging transactions in connection with the expected consummation of the merger and it is possible that, if Noble Energy terminates such hedges, it could realize actual losses in excess of the $45.0 million reimbursement limit that Patina would be required to reimburse Noble Energy in certain circumstances upon termination of the merger agreement.

  •
  the fact that the capital requirements necessary to achieve the expected growth of the combined company's businesses will be significant, and there can be no assurance that the combined company will be able to fund all of its capital requirements from operating cash flows, and the fact that the combined company would have substantially more total long-term debt than Noble Energy on a stand-alone basis;

  •
  the fact that the merger might not be completed as a result of a failure to satisfy the conditions contained in the merger agreement; and

  •
  other matters described under the caption "Risk Factors."

        This discussion of the information and factors considered by the Noble Energy board of directors in reaching its conclusions and recommendations includes all of the material factors considered by the board but is not intended to be exhaustive. In view of the wide variety of factors considered by the Noble Energy board of directors in evaluating the merger agreement and the transactions contemplated by it, including the merger, and the complexity of these matters, the Noble Energy board of directors did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Noble Energy board of directors may have given different weight to different factors.

        It should be noted that this explanation of the reasoning of the Noble Energy board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Forward-Looking Statements" beginning on page 22 of this document.

        The Noble Energy board of directors determined that the merger, the merger agreement and the other transactions contemplated by the merger agreement are in the best interests of Noble Energy and its stockholders. Accordingly, the Noble Energy board of directors approved and adopted the merger agreement and recommends that Noble Energy stockholders vote "FOR" approval of the issuance of Noble Energy common stock in the merger.

Patina's Reasons for the Merger; Recommendation of the Merger by the Patina Board of Directors

        Patina's board of directors has determined that the merger is fair to, and in the best interests of, Patina and its stockholders. In deciding to approve the merger agreement and to recommend that

Patina's stockholders vote to approve the merger, Patina's board consulted with Patina's management and legal and financial advisors and considered a variety of factors, including:

  •
  the opinion of Petrie Parkman delivered orally on December 15, 2004 and subsequently confirmed in writing that, as of such date, and based on and subject to the matters set forth therein, the merger consideration to be received by holders of Patina common stock (other than Noble Energy, Merger Sub or Patina) was fair, from a financial point of view, to such holders;

  •
  the merger consideration represented a premium of 18.7% above the closing price of Patina's common stock on the day of the board's approval;

  •
  the combined company will be significantly larger than Patina and should have greater financial, operational and technical strengths that should enable it to consider and more effectively pursue additional types of opportunities;

  •
  the combined company's larger market capitalization should enhance its stock's liquidity, and the combined company's more geographically diverse asset base, together with the combination of Patina's inventory of relatively low risk and predictable projects with Noble Energy's higher risk but higher impact projects, will diversify the risk profile of the combined company; all of which could cause the combined company's common stock to enjoy a better trading multiple;

  •
  the transaction affords Patina stockholders the opportunity to retain a substantial interest in Patina's long-lived onshore domestic assets while providing them access to an interest in Noble Energy's high-impact international and deepwater Gulf of Mexico projects;

  •
  the combined company can access the more favorable financing opportunities implicit in Noble Energy's investment grade debt rating;

  •
  for Patina to continue to grow rapidly at a time when attractive opportunities at reasonable prices are becoming harder to find, it might need to expand into new areas, including offshore and internationally, with all of the risks associated with such an expansion;

  •
  Patina's board of directors' confidence in the ability of Noble Energy's chief executive officer to lead the combined company and continue to enhance stockholder value;

  •
  two members of Patina's board of directors, including Patina's chief executive officer, will be joining the board of the combined company;

  •
  subject to proration, Patina's stockholders may elect to receive cash or stock in the transaction thereby having the opportunity to choose between participation in the combined company or liquidity;

  •
  holders of Patina common stock who dissent from the merger will have appraisal rights under Delaware law providing stockholders who dispute the fairness of the merger an opportunity to have a court determine the fair value of their shares;

  •
  the terms of the merger agreement and the structure of the transaction, including the conditions to each company's obligations to complete the merger;

  •
  the ability of Noble Energy and Patina to complete the merger, including their ability to obtain the necessary regulatory approvals and their obligations to attempt to obtain those approvals;

  •
  the fact that the merger agreement imposes limitations on the ability of Noble Energy to solicit offers for the acquisition of Noble Energy as well as the possibility that Noble Energy could be required to pay a termination fee of $100 million in certain circumstances; and

  •
  the terms of the merger agreement permit Patina's board of directors to change or withdraw its recommendation of the merger to Patina's stockholders if, among other reasons, the board determines in good faith that an unsolicited offer could reasonably be expected to lead to an acquisition proposal that is superior for Patina's stockholders from a financial point of view.

        Each of these factors supported Patina's board of directors' conclusion that the merger is advisable and in the best interests of Patina and its stockholders. In reaching its conclusions, Patina's board relied on Patina's and Noble Energy's managements to provide accurate and complete financial information, projections and assumptions as the starting point for its analysis.

        The Patina board of directors considered a number of additional factors concerning the merger agreement and the transactions contemplated by the merger agreement, including:

  •
  information concerning the financial condition, results of operations, prospects and businesses of Noble Energy and Patina, including the respective companies' reserves, production volumes, cash flows from operations, recent performance of common stock and the ratio of Noble Energy's common stock price to Patina's common stock price over various periods, as well as current industry, economic and market conditions;

  •
  assessments of the net asset value per share of the common stock of both Noble Energy and Patina; and

  •
  the results of business, legal and financial due diligence investigations of Noble Energy conducted by Patina's management and advisors.

        The Patina board of directors also considered a variety of risks and other potentially negative factors concerning the merger agreement and the transactions contemplated by the merger agreement including:

  •
  the significant risks and expenses inherent in combining and successfully integrating two companies, including the need for significant management resources which will temporarily detract attention from the day-to-day business of the combined company;

  •
  the size of the premium represented by the merger consideration relative to the pre-announcement value of Patina's common stock might be reduced or eliminated by a decline in Noble Energy's common stock price through the time the merger is consummated;

  •
  the geopolitical risks and other risks associated with conducting international oil and gas operations specifically in Ecuador, Equatorial Guinea and Israel;

  •
  oil and gas prices will change from those used to evaluate the merger;

  •
  the combined company would have approximately $2.5 billion of indebtedness immediately following the merger, assuming the merger were to close on December 31, 2004;

  •
  the capital requirements necessary to fund the continued growth of the combined company's businesses will be significant, and there can be no assurance that they can be funded from operating cash flows;

  •
  the limitations on Patina's ability to solicit other offers as well as the possibility that it could be required to pay a $100 million termination fee in certain circumstances;

  •
  the possibility that, under certain circumstances, Patina could be required to reimburse Noble Energy for up to $45.0 million of actual losses realized by Noble Energy with respect to certain oil and gas hedges upon termination of the merger agreement;

  •
  for U.S. federal income tax purposes, the cash portion of the merger consideration would be taxable to Patina's stockholders;

  •
  certain management stockholders may have interests that are different from those of the remaining stockholders as described under "—Financial Interests of Patina's Directors and Executive Officers in the Merger;"

  •
  approximately 40% of the consideration to be received by Patina's stockholders will be cash and the future participation of such stockholders in the benefits associated with higher energy prices, if they occur, would be diminished; and

  •
  other matters described under the caption "Risk Factors."

        The foregoing discussion of the factors considered by the Patina board of directors is not intended to be exhaustive, but rather, includes all material factors considered by the Patina board. In reaching its decision, the Patina board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Patina board considered all these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

        It should be noted that this explanation of the Patina board of directors' reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read along with the factors discussed under the heading "Forward-Looking Statements" beginning on page 22 of this document.

        For the reasons set forth above, the Patina board of directors has approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommends that Patina's stockholders vote "FOR" the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement.

Opinion of Noble Energy's Financial Advisor

        Noble Energy retained JPMorgan as its financial advisor in connection with the merger and to render an opinion to the Noble Energy board of directors as to the fairness, from a financial point of view, to Noble Energy of the aggregate merger consideration to be paid by Noble Energy in the proposed merger. JPMorgan was selected by the Noble Energy board of directors based on JPMorgan's qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions, in general, and oil and gas transactions in particular. JPMorgan rendered its oral opinion to the Noble Energy board of directors on December 15, 2004 (as subsequently confirmed in writing in an opinion dated December 15, 2004) that, as of that date, the aggregate consideration to be paid by Noble Energy with respect to the merger was fair, from a financial point of view, to Noble Energy. The amount of the merger consideration was determined through arm's length negotiations between Noble Energy and Patina.

        The full text of JPMorgan's opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by JPMorgan. The opinion is attached as Annex B and is incorporated by reference in this joint proxy statement/prospectus. JPMorgan's opinion is directed only to the fairness, from a financial point of view, to Noble Energy, of the aggregate merger consideration to be paid with respect to the merger and does not address any other aspect of the merger or any related transaction. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to Noble Energy or the underlying business decision of Noble Energy to engage in the merger. The opinion does not constitute a recommendation to any stockholder as to how to vote or act with respect to any matters relating to the proposed merger. Noble Energy did not provide specific instructions to, or place any limitations on, JPMorgan with respect to the procedures to be followed or factors to be considered by it in performing its analyses or providing its opinion. You are urged to read this opinion carefully in its entirety. The summary of JPMorgan's opinion below is qualified in its entirety by reference to the full text of JPMorgan's opinion.

        In furnishing its opinion, JPMorgan did not admit that it is an expert within the meaning of the term "expert" as used in the Securities Act of 1933, as amended (the "Securities Act"), nor did it admit that its opinion constitutes a report or valuation within the meaning of the Securities Act.

        In connection with its review of the proposed merger, and in arriving at its opinion, JPMorgan, among other things:

  •
  reviewed a draft of the merger agreement dated December 15, 2004;

  •
  reviewed certain publicly available business and financial information concerning Noble Energy and Patina and the industries in which they operate;

  •
  compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

  •
  compared the financial and operating performance of Noble Energy and Patina with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of Noble Energy common stock and Patina common stock and certain publicly traded securities of such other companies;

  •
  reviewed certain internal financial analyses and forecasts prepared by the managements of Noble Energy and Patina relating to their respective businesses, as well as the estimated amount and timing of cost savings and related expenses and synergies expected to result from the merger ("Synergies") supplied by the managements of Noble Energy and Patina, respectively;

  •
  reviewed oil and gas reserve reports for Noble Energy and Patina prepared by the managements of Noble Energy and Patina, respectively, and audited by independent petroleum engineers (the "Reserve Reports"); and

  •
  performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of its opinion.

        In addition, JPMorgan held discussions with certain members of the management of Noble Energy and Patina with respect to certain aspects of the proposed merger, the past and current business operations of Noble Energy and Patina, the financial condition and future prospects and operations of Noble Energy and Patina, the effects of the proposed merger on the financial condition and future prospects of Noble Energy and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

        In giving its opinion, JPMorgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to it by Noble Energy and Patina or otherwise reviewed by it, and JPMorgan did not assume any responsibility or liability therefor. JPMorgan did not conduct any valuation or appraisal of any assets or liabilities, nor were any such valuations or appraisals provided to JPMorgan, other than the Reserve Reports.

        In relying on financial analyses and forecasts provided to JPMorgan, including the Synergies, JPMorgan assumed that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Noble Energy and Patina to which such analyses or forecasts related. In relying on the Reserve Reports, JPMorgan assumed that they had been reasonably prepared by the managements of Noble Energy and Patina, respectively, based on assumptions reflecting the best currently available estimates and judgments by the respective managements. JPMorgan assumed that the merger would qualify as a tax-free reorganization for United States federal income tax purposes and that the other transactions contemplated by the merger agreement would be consummated as described in the merger agreement. JPMorgan relied as to all legal matters relevant to rendering its opinion upon the advice of counsel. JPMorgan also assumed that the definitive merger agreement would not differ in any material respects from the draft thereof furnished to it. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on Noble Energy or Patina or on the contemplated benefits of the merger. For the purposes of its opinion, JPMorgan calculated the consideration payable in the merger based upon the fully diluted number of shares of Patina common stock outstanding as reflected in Section 3.2(a) of the merger agreement.

        JPMorgan's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. It should be understood that subsequent developments may affect JPMorgan's opinion and JPMorgan does not have any obligation to update, revise or reaffirm its opinion. JPMorgan expressed no opinion as to the price at which the Noble Energy common stock or the Patina common stock will trade at any future time.

Summary of Financial Analyses of Noble Energy's Financial Advisor

        In connection with rendering its opinion to the Noble Energy board of directors, JPMorgan performed a variety of financial and comparative analyses, including those described below. The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. Fairness opinions are therefore not necessarily susceptible to partial analysis or summary description.

        Accordingly, JPMorgan believes that the analyses it performed and the summary set forth below must be considered as a whole and that selecting portions of its analyses and factors, or focusing on information in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying the analyses performed by JPMorgan in connection with its opinion. In arriving at its opinion, JPMorgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPMorgan arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and believes that the totality of the factors considered and analyses it performed in connection with its opinion operated collectively to support its determination as to the fairness of the merger consideration from a financial point of view.

        In performing its analysis, JPMorgan considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Noble Energy and Patina. The analyses performed by JPMorgan are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by the analyses. The analyses were prepared solely as part of JPMorgan's analysis of the fairness, from a financial point of view, to Noble Energy of the merger consideration. Additionally, the analyses performed by JPMorgan relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be acquired or sold.

        JPMorgan's opinion and financial analyses were only one of many factors considered by the Noble Energy board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Noble Energy board of directors or management with respect to the merger or the merger consideration.

        The following is a summary of the material financial analyses performed by JPMorgan in connection with providing its oral opinion to the Noble Energy board of directors on December 15, 2004. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the financial analyses, the tables should be read together with the text of each summary. Considering the data set forth in the tables without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.

        Historical exchange ratio analysis.    JPMorgan carried out a historical exchange ratio analysis to examine how the ratio of the respective Noble Energy and Patina share prices had changed over the course of the previous 24 months. JPMorgan calculated the exchange ratio by dividing Patina's closing share price by Noble Energy's closing share price on a daily basis.

        JPMorgan calculated average exchange ratios for particular time periods ending December 14, 2004.

Average exchange ratio
Current	0.517x
One week	0.516x
1-month	0.518x
3-month	0.508x
6-month	0.527x
12-month	0.541x
24-month	0.487x

Source: Tradeline

        Based on JPMorgan's exchange ratio analysis, the exchange ratio varied from a 24-month low of 0.325x to a 24-month high of 0.623x. JPMorgan noted that, based on the closing price of Noble Energy common stock on December 14, 2004 of $60.43, the merger exchange ratio of 0.62521x is slightly above the 24-month range.

        Precedent corporate transaction analysis.    Using publicly available information, JPMorgan examined selected precedent corporate transactions. JPMorgan calculated the purchase price in the selected transactions as a multiple of one-year forward cash flow for the target in each selected transaction. JPMorgan also calculated the transaction value in the selected transactions as multiples of one-year forward EBITDAX (defined as earnings before interest, taxes, depreciation, amortization, and exploration expense) and current proved reserves and last 12 months production as of the latest fiscal year for the target in each selected transaction. In performing its analyses, JPMorgan considered management estimates for Patina adjusted for cash flow and EBITDAX to reflect First Call consensus estimates for commodity prices. Proved reserves for Patina were based on the latest fiscal year, adjusted for publicly announced asset acquisitions and dispositions that occurred during 2004. Production for Patina was based on actual results and Patina management estimates for full year 2004.

        Among other factors, JPMorgan noted that the merger and acquisition transaction environment varies over time because of macroeconomic conditions such as fluctuations in interest rates, commodity prices, equity markets and macroeconomic conditions such as industry results and growth expectations.

        The precedent transactions examined with respect to Patina's valuation were as follows: Petro-Canada/Prima Energy Corporation, Pioneer Natural Resources Company/Evergreen Resources, Inc., EnCana Corporation/Tom Brown, Inc., Kerr-McGee Corporation/Westport Resources Corporation and Kerr-McGee Corporation/HS Resources, Inc.

        JPMorgan reviewed the multiples obtained from these transactions and applied its judgment to estimate valuation multiple reference ranges for Patina. JPMorgan noted that none of the selected precedent transactions is either identical or directly comparable to the proposed transaction and that any analysis of selected precedent transactions necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition values of the companies concerned.

        The table below includes reference multiple ranges selected by JPMorgan based on a review of the comparable transaction multiples.

	Reference range				Equity value/share
	Low		High		Low	High
Equity value/2005E cash flow	6.5	x	7.0	x	$36.21	$38.99
Firm value/2005E EBITDAX	6.5	x	7.5	x	39.58	46.29
Firm value/Proved reserves (mcfe)	$2.00		$2.25		36.11	41.14
Firm value/Production (mcfe/d)	$10,000		$11,000		38.19	42.42

        Based on the precedent corporate transaction analysis, the equity value per share of Patina common stock varied from a low of $36.11 to a high of $46.29. JPMorgan noted that, based on the closing price of Noble Energy common stock on December 14, 2004 of $60.43, the proposed merger consideration of $37.47 per share falls within this range of calculated values.

        Public market comparables analysis.    JPMorgan compared financial, operating and stock market data of Patina to corresponding data of the following publicly traded companies in the oil and gas exploration and production industry: XTO Energy Inc., Chesapeake Energy Corporation, EOG Resources, Inc., Western Gas Resources, Inc., Quicksilver Resources Inc., Southwestern Energy Company, Range Resources Corporation, and Magnum Hunter Resources, Inc. JPMorgan also compared financial, operating and stock market data of Noble Energy to corresponding data of the following publicly traded companies in the oil and gas exploration and production industry: Anadarko Petroleum Corporation, Apache Corporation, Unocal Corporation, Kerr-McGee Corporation, Pioneer Natural Resources Company, and Pogo Producing Company.

        JPMorgan noted that none of the selected companies is either identical or directly comparable to Noble Energy or Patina and that any analysis of selected companies necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading of the selected companies. JPMorgan reviewed multiples of estimated cash flow and EBITDAX, and proved reserves obtained from these groups of companies and applied its judgment to estimate valuation multiple reference ranges for each of Noble Energy and Patina. JPMorgan considered management estimates for each of Noble Energy and Patina adjusted for cash flow and EBITDAX to reflect First Call consensus estimates for commodity prices. Proved reserves for each of Noble Energy and Patina were based on the latest fiscal year, adjusted for publicly announced asset acquisitions and dispositions that occurred during 2004.

Noble Energy

	Reference range				Equity value/share
	Low		High		Low	High
Equity value/2005E cash flow	4.0	x	4.5	x	$55.86	$62.84
Firm value/2005E EBITDAX	4.0	x	4.5	x	55.82	64.35
Firm value/Proved reserves (mcfe)	$1.40		$1.60		50.94	60.00

Patina

	Reference range				Equity value/share
	Low		High		Low	High
Equity value/2005E cash flow	5.25	x	5.75	x	$29.24	$32.03
Firm value/2005E EBITDAX	6.0	x	6.5	x	36.22	39.58
Firm value/Proved reserves (mcfe)	$1.85		$2.25		33.10	41.14

        By applying the above multiples to the indicated financial and operational metrics, JPMorgan calculated implied equity values per share for each of Noble Energy and Patina. Based on the public market comparables analysis for Patina, the equity value per share ranged from a low of $29.24 to a high of $41.14. JPMorgan noted that, based on the closing price of Noble Energy common stock on December 14, 2004 of $60.43, the proposed merger consideration of $37.47 per share falls within this range of calculated values.

        JPMorgan then used these equity values per share for each of Noble Energy and Patina to determine a range of implied exchange ratios. The low end of the implied exchange ratio range is calculated by taking the lowest calculated value for Patina and dividing it by the highest calculated value for Noble Energy. The high end of the implied exchange ratio range is calculated by dividing the highest calculated value for Patina by the lowest calculated value for Noble Energy. The resulting implied exchange ratio varied from a low of 0.454x to a high of 0.807x. JPMorgan noted that, based on the closing price of Noble Energy common stock on December 14, 2004 of $60.43, the merger exchange ratio of 0.62521x falls within this range.

        Net asset valuation analysis.    JPMorgan conducted an after-tax net asset valuation analysis of each of Noble Energy and Patina to estimate the net asset value per share for each company. JPMorgan performed its analysis based on a variety of data sources provided by the management of each respective company and certain other publicly available information. JPMorgan relied on the respective reserve reports and economic models provided by the respective managements to generate the estimated cash flows for each respective company. For Patina, JPMorgan calculated net asset valuation under two different scenarios: "Management Base Case" and "Management Sensitivity Case". The Management Base Case was provided by Patina management and adjusted by Noble Energy management. The Management Sensitivity Case was provided by Noble Energy management with the intent to estimate value implications from potential delays in drilling, development and recovery of Patina's reserves. JPMorgan also considered other assets and liabilities including other tangible assets, hedging losses and working capital.

        For Patina, JPMorgan used discount rates ranging from 7% to 9% to estimate a range of present values for the future pre-tax cash flows generated by its reserve reports and economic models. JPMorgan added the book value of Patina's other tangible assets, as projected by Patina management as of December 31, 2004. JPMorgan then deducted the present value estimates of the future costs of cash taxes (including benefit from Patina's existing net operating loss position), general and administrative expenses, and hedging losses from existing derivatives contracts using discount rates ranging from 7% to 9%. JPMorgan then deducted the net debt and added the working capital (excluding cash) and divided by Patina's fully diluted shares outstanding (estimated to be 76.4 million shares as of December 14, 2004 (calculated by using the treasury stock method for options and warrants), including restricted shares). As a result of the calculations described above, JPMorgan estimated the net asset value of Patina under the Management Base Case to range from approximately $2.6 billion to $3.0 billion or $33.62 to $39.01 per share. Based on Noble Energy management's guidance for projected annual Synergies, JPMorgan also calculated a range of present values of future after-tax Synergies at $0.71 to $0.79 per share. Increased for potential Synergies, JPMorgan estimated the net asset value of Patina under the Management Base Case to range from $34.33 to $39.80 per share. Under the Management Sensitivity Case, JPMorgan estimated the net asset value of Patina to range from $2.4 to $2.8 billion or $31.69 to $37.10 per share excluding Synergies, or $32.35 to $37.84 per share including Synergies. JPMorgan noted that, based on the closing price of Noble Energy common stock on December 14, 2004 of $60.43, the proposed merger consideration of $37.47 per share is slightly above the range of calculated values under the Management Sensitivity Case excluding Synergies and falls within the range of calculated values under the Management Sensitivity Case including Synergies, the Management Base Case including Synergies and the Management Base Case excluding Synergies.

        For Noble Energy, JPMorgan used discount rates ranging from 8% to 10% for domestic, UK and Netherlands assets and 13% to 15% for other international assets to estimate a range of present values for the future pre-tax cash flows generated by its reserve reports and economic models. JPMorgan deducted the present value estimates of the future costs of cash taxes, general and administrative expenses, and derivatives contracts using the same discount rate ranges. JPMorgan then deducted the net debt and added the working capital (excluding cash) and divided by Noble Energy's fully diluted shares outstanding (estimated to be 60.1 million shares as of December 14, 2004 (calculated by using the treasury stock method for options and warrants)). As a result of the calculations described above, JPMorgan estimated the net asset value of Noble Energy to range from approximately $3.4 billion to $3.8 billion or $56.49 to $63.06 per share.

        JPMorgan then used these respective net asset value ranges to estimate a range of implied exchange ratios. The low end of the implied exchange ratio range is calculated by taking the low end of Patina's net asset value per share range under the two different cases and dividing them by the high end of Noble Energy's net asset value per share range. The high end of the implied exchange ratio range is calculated by dividing the high end of Patina's net asset value per share range under the two different cases by the low end of Noble Energy's net asset value per share range. The resulting implied exchange ratio ranges are equal to 0.533x-0.691x for the Management Base Case and 0.503x-0.657x for the Management Sensitivity Case. JPMorgan noted that, based on the closing price of Noble Energy common stock on December 14, 2004 of $60.43, the merger exchange ratio of 0.62521x falls within both of these ranges.

Merger consequences

        In its review of the transaction, JPMorgan considered the financial impact of the transaction to Noble Energy. JPMorgan analyzed the proposed transaction with Patina and the projected pro forma cash flow per share impact under a variety of scenarios as compared to Noble Energy's current standalone operating cash flow per share statistics. JPMorgan also analyzed the pro forma projected balance sheet and credit statistics at the estimated transaction closing date as compared to Noble Energy's current balance sheet and credit statistics. In performing its analysis, JPMorgan considered three financial cases with respect to Patina's contribution: (1) the Management Base Case, based on Patina and Noble Energy management's estimates from Reserve Reports, (2) the Management Sensitivity Case, based on Patina management's estimates from Reserve Reports as adjusted by Noble Energy management to estimate value implications from potential delays in drilling, development and recovery of Patina's reserves and (3) the "Street Case", adjusted by Noble Energy management. All three cases have been adjusted by JPMorgan to reflect the First Call consensus pricing for commodity prices and further adjusted to account for Noble Energy's planned hedging of 75% of Patina's projected production at then-current NYMEX commodity strip prices. JPMorgan also assumed that Patina's then-outstanding hedges would be removed by Patina immediately prior to closing. In performing its analysis, JPMorgan relied on information provided by the management of Noble Energy and Patina, respectively, to make the appropriate pro forma merger adjustments for expected Synergies. The merger consequences analysis assumed a March 31, 2005 transaction completion date for illustrative purposes and showed that the merger was accretive to Noble Energy's estimated earnings and cash flow per share in each of the cases.

Miscellaneous

        JPMorgan has acted as financial advisor to Noble Energy with respect to the proposed merger. Under the terms of its engagement, Noble Energy has agreed to pay JPMorgan customary compensation for its financial advisory services in connection with the proposed merger, a substantial portion of which is payable upon the consummation of the merger. Noble Energy has also agreed to reimburse JPMorgan for the reasonable fees of its counsel and other professional advisors, and to indemnify JPMorgan against liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement as financial advisor to Noble Energy.

        JPMorgan, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

        JPMorgan and its affiliates have provided, from time to time, (1) certain investment banking and commercial banking services to Noble Energy, including acting as joint bookrunning manager in connection with Noble Energy's $200 million senior notes offering in March 2004 and acting as lead arranger and administrative agent on $800 million of combined credit facilities and (2) certain commercial banking services to Patina, in each case for customary compensation. Specifically, JPMorgan Chase Bank, an affiliate of JPMorgan, is agent bank and a lender under credit facilities of each of Noble Energy and Patina and receives fees for the rendering of such services. In addition, JPMorgan currently provides commodity trading services to Noble Energy for customary compensation. JPMorgan and its affiliates are also providing financing and commodity hedging services to Noble Energy in connection with the proposed merger for customary fees. In the ordinary course of its business, JPMorgan and its affiliates may actively trade the debt and equity securities of Noble Energy or Patina for its own account or for the account of JPMorgan's customers and, accordingly, JPMorgan or its affiliates may at any time hold long or short positions in such securities. JPMorgan also provides research coverage for Noble Energy. Alexander P. Lynch, a Managing Director of JPMorgan, is a member of the Patina board of directors.

Opinion of Patina's Financial Advisor

        Patina engaged Petrie Parkman as its financial advisor as of September 14, 2004 in connection with a possible merger or business combination involving Patina. On December 15, 2004, Petrie Parkman rendered to the Patina board of directors its oral opinion, and subsequently confirmed in writing that, as of December 15, 2004, and based upon and subject to the matters set forth therein, the merger consideration to be received by the holders of Patina common stock (other than Noble Energy, Merger Sub or Patina) in the merger was fair, from a financial point of view, to such holders. Petrie Parkman has consented to the inclusion of its opinion as Annex C to this proxy statement/prospectus.

        The full text of the Petrie Parkman opinion, dated December 15, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Petrie Parkman in rendering its opinion is attached as Annex C to this proxy statement/prospectus and is incorporated in this document by reference. The summary of the Petrie Parkman opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Patina stockholders are urged to read the Petrie Parkman opinion carefully and in its entirety.

        Petrie Parkman's opinion was provided to the Patina board of directors for its use and benefit in connection with its consideration of the merger and relates solely to the fairness from a financial point of view of the merger consideration to be received by the holders of Patina common stock (other than Noble Energy, Merger Sub or Patina) in the merger. The Petrie Parkman opinion does not constitute a recommendation to any holder of Patina common stock as to how such holder should vote on the merger. Petrie Parkman's opinion does not address the relative merits of the merger as compared to any alternative business transaction or strategic alternative that might be available to Patina, nor does it address the underlying business decision of Patina to engage in the merger. Petrie Parkman was not asked to solicit other proposals for a transaction with Patina. Petrie Parkman's opinion and its presentation to the Patina board of directors were among many factors taken into consideration by the Patina board of directors in approving the merger agreement and making its recommendation regarding the merger.

        In arriving at its opinion, Petrie Parkman, among other things:

  •
  reviewed certain publicly available business and financial information relating to Patina and Noble Energy, including (1) Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003 and (2) the Quarterly Reports on Form 10-Q and related unaudited financial statements for the fiscal quarter ended September 30, 2004;

  •
  reviewed certain estimates of Patina's oil and gas reserves, including (1) internal estimates of proved reserves prepared by the management and staff of Patina and audited by the independent engineering firm of Netherland, Sewell as of December 31, 2003, (2) estimates of proved and non-proved reserves prepared by the management and staff of Patina as of July 1, 2004, and (3) estimates of projected proved and non-proved reserves prepared by the management and staff of Patina as of January 1, 2005;

  •
  reviewed certain estimates of Noble Energy's oil and gas reserves, including (1) internal estimates of proved reserves prepared by the management and staff of Noble Energy and audited by Netherland, Sewell as of December 31, 2003, (2) estimates of proved reserves prepared by Netherland, Sewell as of December 31, 2003 for proved reserves located in Equatorial Guinea, and (3) estimates of proved and non-proved reserves prepared by the management and staff of Noble Energy as of July 1, 2004;

  •
  analyzed certain historical and projected financial and operating data of Patina and Noble Energy prepared by the management and staff of Patina and Noble Energy, respectively;

  •
  discussed the current operations and prospects of Noble Energy with the managements and staffs of Patina and Noble Energy, and discussed the current operations and prospects of Patina with the management and staff of Patina;

  •
  discussed the political and other risks associated with certain oil and gas assets of Noble Energy located in certain countries other than the United States with consultants retained by Patina;

  •
  reviewed the historical market prices and trading history of Patina common stock and Noble Energy common stock;

  •
  compared recent stock market capitalization indicators for Patina and Noble Energy with recent stock market capitalization indicators for certain other publicly-traded independent energy companies;

  •
  compared the financial terms of the merger with the financial terms of other transactions deemed to be relevant;

  •
  participated in certain discussions and negotiations among the representatives of Patina, Noble Energy and their respective financial and legal advisors;

  •
  reviewed a draft of the merger agreement dated December 15, 2004; and

  •
  reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as it deemed necessary or appropriate.

        In connection with its opinion, Petrie Parkman assumed and relied upon, without assuming any responsibility for, or independently verifying, the accuracy and completeness of all information supplied or otherwise made available by Patina and Noble Energy. Petrie Parkman further relied upon the assurances of representatives of the management of Patina and Noble Energy that they were unaware of any facts that would make the information provided incomplete or misleading in any material respect. With respect to projected financial and operating data, Petrie Parkman assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements and staffs of Patina and Noble Energy, respectively, relating to the future financial and operational performance of each company. With respect to the estimates of oil and gas reserves, Petrie Parkman assumed that they had been reasonably prepared on bases reflecting the best available estimates and judgments of the managements and staffs of Patina and Noble Energy (and Netherland, Sewell, as applicable) relating to the oil and gas properties of Patina and Noble Energy, respectively. Petrie Parkman did not make an independent evaluation or appraisal of the assets or liabilities of Patina or Noble Energy, nor, except for the estimates of oil and gas reserves referred to above, had Petrie Parkman been furnished with any such evaluations or appraisals. In addition, Petrie Parkman did not assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of Patina or Noble Energy. Petrie Parkman also assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed, and that the merger would be consummated in accordance with the terms of the merger agreement without waiver of any of the conditions precedent to the merger contained in the merger agreement.

        Petrie Parkman's opinion was rendered on the basis of conditions in the securities markets and the oil and gas markets prevailing as of the date of its opinion and the conditions and prospects, financial and otherwise, of Patina and Noble Energy as they were represented to Petrie Parkman as of the date of its opinion or as they were reflected in the materials and discussions described above.

        The following is a summary of the financial analyses performed by Petrie Parkman in connection with the preparation of its opinion dated December 15, 2004 and presented to the Patina board of directors on that date.

        This summary includes information presented in tabular format. In order to fully understand these financial analyses, the tables must be read together with the text accompanying each summary. The tables alone do not constitute a complete description of these financial analyses. Considering the data set forth in the tables without considering the full narrative description of these analyses, including the methodologies and assumptions underlying these analyses, could create a misleading or incomplete view of these financial analyses performed by Petrie Parkman.

Implied Premium Analysis

        Petrie Parkman calculated the premiums implied by comparing the $37.00 per share of implied merger consideration offered by Noble Energy to the historical trading prices of Patina common stock for specified periods between December 7, 2001 to December 7, 2004 and calculated the following results:

Period	Average Market Price	$37.00 Merger Consideration Premium
Last Price (December 7, 2004)	$30.71	20.5%
1 Week Prior	$31.53	17.3%
4 Weeks Prior	$31.14	18.8%
3 Months Prior	$29.72	24.5%
6 Months Prior	$29.08	27.2%
1 Year Prior	$27.34	35.3%
3 Years Prior	$17.86	107.1%
High Price	$33.40	10.8%
Low Price	$8.00	362.7%

Historical Stock Trading Ratio Analysis

        Petrie Parkman analyzed the historical ratios of the closing prices of Patina common stock divided by the corresponding closing prices of Noble Energy common stock for the period from December 7, 2001 to December 7, 2004. Petrie Parkman noted the proposed merger exchange ratio of 0.62521 was higher than the average historical trading ratio of 0.4223 during such period.

Discounted Cash Flow Analysis

        Petrie Parkman conducted a discounted cash flow analysis for the purpose of determining equity reference value ranges per share of Patina and Noble Energy common stock. Petrie Parkman calculated the net present value of estimates of future after-tax cash flows of Patina's and Noble Energy's oil and gas reserve assets based on the proved and non-proved reserve estimates for Patina and for Noble Energy referred to above and for non-reserve assets utilizing information provided by Patina and Noble Energy.

        Petrie Parkman evaluated five scenarios in which the principal variables were oil and gas prices. The five pricing scenarios—Pricing Case I, Pricing Case II, Pricing Case III, Strip Pricing Case Escalated, and Strip Pricing Case Flat—were based on benchmarks for spot sales of West Texas Intermediate crude oil and for spot sales of Henry Hub gas. The Strip Pricing Cases were based upon the average of oil and gas futures contract prices quoted on the New York Mercantile Exchange. Benchmark prices for cases I, II and III were projected to be $30.00, $33.00 and $36.00 per barrel of oil and $4.50, $5.00 and $5.50 per million British thermal units for gas, respectively, in 2006 and were escalated annually starting in 2007 at the rate of 3%. All pricing cases for the fiscal year ended 2005 were based on forward strip pricing as of December 7, 2004. The Strip Pricing Case Escalated was escalated annually following the year 2009 for oil and gas at the rate of 3%. Petrie Parkman applied appropriate quality, transportation, contract and index adjustments to these benchmarks.

        Applying various after-tax discount rates, ranging from 7.0% to 35.0% depending on reserve category, to the after-tax cash flows, assuming a carry-over of existing tax positions, adjusting for other assets and liabilities, long-term debt and net working capital for Patina and Noble Energy, Petrie Parkman calculated the following equity reference value ranges for each pricing case:

	Pricing Case I	Pricing Case II	Pricing Case III	Strip Pricing Case (Escalated)	Strip Pricing Case (Flat)
Patina Equity Reference Value Range per Share	$21.93-$26.10	$26.17-$31.05	$30.40-$36.00	$28.14-$33.06	$25.14-$29.08
Noble Energy Equity Reference Value Range per Share	$41.03-$50.04	$48.22-$58.85	$55.50-$67.65	$53.61-$64.65	$50.00-$59.47

        These per share equity reference value ranges were then used to derive the implied exchange ratio ranges shown in the table below. The low end of the implied exchange ratio range is calculated by dividing the low end of the Patina equity reference value range by the high end of the Noble Energy equity reference value range. The high end of the implied exchange ratio range is calculated by dividing the high end of the Patina equity reference value range by the low end of the Noble Energy equity reference value range.

	Pricing Case I	Pricing Case II	Pricing Case III	Strip Pricing Case (Escalated)	Strip Pricing Case (Flat)
Implied Exchange Ratio Range	0.43834- 0.63607	0.44471- 0.64393	0.44942- 0.64874	0.43524- 0.61679	0.42280- 0.58159

Petrie Parkman noted the proposed exchange ratio of 0.62521 and the implied merger consideration of $37.00 per Patina share were supported by its analysis.

Property Transactions Analysis

        Petrie Parkman reviewed selected publicly available information for 46 oil and gas property transactions and proprietary information for one oil and gas property transaction announced between January 2002 and December 2004 in the Rocky Mountain, Mid-continent, San Juan and Central/Other regions of the United States for Patina and 70 oil and gas property transactions and proprietary information for three oil and gas property transactions announced between January 2002 and December 2004 in the Deepwater Gulf of Mexico, Gulf of Mexico Shelf, Gulf Coast, Rockies, Mid-continent, and nine oil and gas property transactions between January 2001 and December 2004 in Africa for Noble Energy. Based on a review of the purchase price multiples of proved reserves for the acquired assets in each transaction, Petrie Parkman selected appropriate benchmark multiples for Patina's and Noble Energy's corresponding proved reserve figures to yield enterprise reference value ranges for Patina's and Noble Energy's proved reserves. The number of transactions per region and the maximum, mean, median and minimum implied multiples for these transactions are set forth in the following tables together with certain benchmark multiples chosen by Petrie Parkman based on a review of these implied multiples.

        For this analysis, references to oil and gas "equivalents" are for purposes of comparing quantities of oil with quantities of gas or to express these different commodities in a common unit. The term "Mcf" means thousand cubic feet. The term "Bbl" means barrel. In calculating Mcf and Bbl equivalents, Petrie Parkman used a generally recognized standard in which one Bbl is equal to six Mcf. The term "Mcfe" means thousand cubic feet equivalent.

        Petrie Parkman determined that the following property transactions were relevant to an evaluation of Patina:

	Rockies	Mid-continent	San Juan	Central / Other
Number of Transactions	17	11	8	11
Purchase Price of Reserves/Proved Reserves ($/Mcfe)
Maximum	$1.99	$1.63	$1.89	$1.67
Mean	$1.12	$1.41	$1.34	$1.17
Median	$1.11	$1.47	$1.29	$1.18
Minimum	$0.58	$0.82	$0.83	$0.50
Selected Benchmark Multiples ($/Mcfe)	$1.35-$1.75	$1.30-$1.65	$1.40-$1.70	$1.00-$1.25

        Petrie Parkman determined that the following property transactions were relevant to an evaluation of Noble Energy:

	U.S. Onshore	Gulf of Mexico Deepwater	Gulf of Mexico Shelf	Africa
Number of Transactions	57	5	11	9
Purchase Price of Reserves/Proved Reserves ($/Mcfe)
Maximum	$2.72	$1.94	$3.13	$2.66
Mean	$1.28	$1.42	$2.08	$1.06
Median	$1.25	$1.47	$1.96	$0.89
Minimum	$0.52	$0.52	$1.17	$0.55
Selected Benchmark Multiples ($/Mcfe)	$1.50-$1.90	$1.50-$1.75	$1.85-$2.15	$0.70-$0.90

        Petrie Parkman multiplied the benchmark multiples set forth above by Patina's and Noble Energy's proved reserve figures and, after adjusting for other assets and liabilities, determined enterprise reference value ranges for Patina of $2,449 million to $3,147 million and for Noble Energy of $3,809 million to $4,663 million. Petrie Parkman adjusted the enterprise reference value ranges for long-term debt and net working capital for each company and divided by the diluted number of shares of common stock outstanding, to calculate per share equity reference value ranges for Patina of $28.24 to $37.37 and Noble Energy of $50.59 to $64.72.

        These per share equity reference value ranges were then used to derive an implied exchange ratio range of 0.43626 to 0.73879. The low end of the implied exchange ratio range is calculated by dividing the low end of the Patina equity reference value range by the high end of the Noble Energy equity reference value range. The high end of the implied exchange ratio range is calculated by dividing the high end of the Patina equity reference value range by the low end of the Noble Energy equity reference value range. Petrie Parkman noted the proposed exchange ratio of 0.62521 and the implied merger consideration of $37.00 per Patina share were supported by its analysis.

Company Transaction Analysis

        Petrie Parkman reviewed selected publicly available information on 10 company acquisition transactions and offers for control that Petrie Parkman deemed appropriate for Patina and 11 company acquisition transactions and offers for control that Petrie Parkman deemed appropriate for Noble Energy, involving companies in the oil and gas exploration and production industry that were announced between May 2001 and June 2004.

        Using publicly available information, Petrie Parkman calculated purchase price of equity multiples of the latest 12 months ("LTM"), current year's and next year's estimated discretionary cash flow and total investment, which Petrie Parkman defined for the purposes of this analysis as purchase price of equity plus net obligations assumed, multiples of LTM, current year's and next year's estimated earnings before interest, taxes, depreciation, depletion and amortization and exploration expense ("EBITDX") and the standardized measure of future net cash flows ("SEC Value") for the target company in each transaction. In each case, estimated discretionary cash flow and EBITDX were based on First Call consensus projections and research analyst projections, and SEC Value was based on the target company's public disclosures. Petrie Parkman also calculated the implied purchase price of reserves, which Petrie Parkman defined for the purposes of this analysis as total investment less undeveloped acreage value and other assets at book value.

        Petrie Parkman determined that the following company acquisition transactions were relevant to an evaluation of Patina:

Acquirer or Bidder for Control	Target	Date of Announcement
Petro-Canada	Prima Energy Corporation	June 9, 2004
Pioneer Natural Resources Company	Evergreen Resources, Inc.	May 4, 2004
EnCana Corporation	Tom Brown, Inc.	April 15, 2004
Kerr-McGee Corporation	Westport Resources Corporation	April 7, 2004
Devon Energy Corporation	Ocean Energy, Inc.	February 24, 2003
Unocal Corporation	Pure Resources, Inc.	August 20, 2002
Dominion Resources, Inc.	Louis Dreyfus Natural Gas Corp.	September 10, 2001
Devon Energy Corporation	Mitchell Energy & Development Corp.	August 14, 2001
Kerr-McGee Corporation	HS Resources, Inc.	May 14, 2001
Williams Companies, Inc.	Barrett Resources Corporation	May 7, 2001

        The maximum, mean, median and minimum implied multiples in these transactions are set forth below. The table below also includes benchmark multiple ranges selected by Petrie Parkman based on a review of the implied multiples in the selected transactions.

	Implied Multiples in Selected Transactions				Patina Selected Benchmark Ranges
	Maximum	Mean	Median	Minimum
Purchase Price/LTM Discretionary Cash Flow	12.2x	7.3x	6.7x	3.8x	6.0 – 8.0x
Purchase Price/Current Year's Estimated Discretionary Cash Flow	10.2x	6.3x	5.3x	4.0x	5.5 – 6.5x
Purchase Price/Next Year's Estimated Discretionary Cash Flow	10.3x	6.4x	5.5x	4.4x	6.0 – 7.0x
Total Investment/LTM EBITDX	14.6x	7.9x	7.0x	4.2x	7.0 – 8.5x
Total Investment/Current Year's Estimated EBITDX	10.1x	6.5x	5.9x	4.0x	6.0 – 7.0x
Total Investment/Next Year's Estimated EBITDX	8.7x	6.4x	5.7x	4.8x	6.0 – 7.0x
Implied Purchase Price of Reserves/Proved Reserves ($/Mcfe)	$3.32	$1.65	$1.39	$1.16	$1.50 – $2.00
Total Investment/SEC Value	2.6x	1.3x	1.3x	0.6x	1.3 – 1.6x

        Petrie Parkman applied the benchmark multiples to Patina's September 30, 2004 LTM, current year's and next year's estimated discretionary cash flow and EBITDX, SEC Value and proved reserves and adjusted for long-term debt and net working capital, where appropriate, to determine enterprise reference value ranges for Patina.

        Petrie Parkman also performed a premium analysis for the same universe of company acquisition transactions and offers for control, which compared the offer price per target company share with the target company's share price measured one day, 30 days and 60 days prior to the public announcement of the transaction or offer for control. The maximum, mean, median and minimum premiums (which Petrie Parkman defined for the purposes of this analysis as excess of offer price over target company's stock price stated as a percentage above the target company's stock price), together with benchmark premium ranges selected by Petrie Parkman based on a review of the implied premiums for these periods, were as follows:

	Implied Premiums in Selected Transactions
					Patina Selected Benchmark Ranges
	Maximum	Mean	Median	Minimum
One Day Prior	32.3%	14.7%	16.4%	-3.2%	10% – 25%
30 Days Prior	46.7%	24.5%	22.4%	6.8%	15% – 30%
60 Days Prior	49.7%	21.0%	18.5%	-2.5%	15% – 30%

        Petrie Parkman applied the range of benchmark premiums to the corresponding stock prices of Patina for the periods of one day, 30 days and 60 days prior to December 7, 2004 and adjusted for long-term debt and net working capital to determine enterprise reference value ranges for Patina.

        Petrie Parkman determined from the enterprise reference value ranges implied by these multiples a composite reference value range for Patina of $2,600 million to $3,300 million. After deducting long-term debt and net working capital from the enterprise reference value range and dividing by the diluted number of shares of common stock outstanding, the resulting equity reference value range was $29.03 to $38.19.

        Petrie Parkman determined that the following company acquisition transactions were relevant to an evaluation of Noble Energy:

Acquirer or Bidder for Control	Target	Date of Announcement
Pioneer Natural Resources Company	Evergreen Resources, Inc.	May 4, 2004
EnCana Corporation	Tom Brown, Inc.	April 15, 2004
Kerr-McGee Corporation	Westport Resources Corporation	April 7, 2004
Devon Energy Corporation	Ocean Energy, Inc.	February 24, 2003
Unocal Corporation	Pure Resources, Inc.	August 20, 2002
Dominion Resources, Inc.	Louis Dreyfus Natural Gas Corp.	September 10, 2001
Devon Energy Corporation	Mitchell Energy & Development Corp.	August 14, 2001
Amerada Hess Corporation	Triton Energy Limited	July 10, 2001
Conoco Inc.	Gulf Canada Resources Limited	May 29, 2001
Kerr-McGee Corporation	HS Resources, Inc.	May 14, 2001
Williams Companies, Inc.	Barrett Resources Corporation	May 7, 2001

        The maximum, mean, median and minimum implied multiples in these transactions are set forth below. The table below also includes benchmark multiple ranges selected by Petrie Parkman based on a review of the implied multiples in the selected transactions.

Noble Energy Selected Benchmark Ranges
Implied Multiples in Selected Transactions
	Maximum	Mean	Median	Minimum
Purchase Price/LTM Discretionary Cash Flow	14.3x	7.3x	5.8x	3.8x	4.5 – 5.5x
Purchase Price/Current Year's Estimated Discretionary Cash Flow	10.4x	6.1x	5.2x	3.8x	4.0 – 5.0x
Purchase Price/Next Year's Estimated Discretionary Cash Flow	9.2x	6.0x	5.2x	4.0x	4.5 – 5.0x
Total Investment/LTM EBITDX	14.6x	8.0x	6.6x	4.2x	5.5 – 6.5x
Total Investment/Current Year's Estimated EBITDX	10.1x	6.4x	5.9x	4.0x	5.0 – 6.0x
Total Investment/Next Year's Estimated EBITDX	8.7x	6.2x	5.6x	4.8x	5.0 – 6.0x
Implied Purchase Price of Reserves/Proved Reserves ($/Mcfe)	$2.29	$1.42	$1.39	$0.82	$1.40 – $1.65
Total Investment/SEC Value	1.9x	1.3x	1.3x	0.6x	1.3 – 1.6x

        Petrie Parkman applied the benchmark multiples to Noble Energy's September 30, 2004 LTM, current year's and next year's estimated discretionary cash flow and EBITDX, SEC Value and proved reserves and adjusted for long-term debt and net working capital, where appropriate, to determine enterprise reference value ranges for Noble Energy.

        Petrie Parkman also performed a premium analysis for the same universe of company acquisition transactions and offers for control, which compared the offer price per target company share with the target company's share price measured one day, 30 days and 60 days prior to the public announcement of the transaction or offer for control. The maximum, mean, median and minimum premiums (which Petrie Parkman defined for the purposes of this analysis as excess of offer price over target company's stock price stated as a percentage above the target company's stock price), together with benchmark premium ranges selected by Petrie Parkman based on a review of the implied premiums, for these periods were as follows:

	Implied Premiums in Selected Transactions				Noble Energy Selected Benchmark Ranges
	Maximum	Mean	Median	Minimum
One Day Prior	50.5%	21.2%	23.8%	-3.2%	15% – 25%
30 Days Prior	46.7%	28.9%	32.4%	6.8%	15% – 30%
60 Days Prior	81.7%	30.6%	23.5%	-2.5%	10% – 20%

        Petrie Parkman applied the range of benchmark premiums to the corresponding stock prices of Noble Energy for the periods of one day, 30 days and 60 days prior to December 7, 2004 and adjusted for long-term debt and net working capital to determine enterprise reference value ranges for Noble Energy.

        Petrie Parkman determined from the enterprise reference value ranges implied by these multiples a composite reference value range for Noble Energy of $4,400 million to $5,000 million. After deducting long-term debt and net working capital from the enterprise reference value range and dividing by the diluted number of shares of common stock outstanding, the resulting equity reference value range was $60.15 to $70.08.

        The per share equity reference value ranges for Patina and Noble Energy were then used to derive an implied exchange ratio range of 0.41427 to 0.63500. The low end of the implied exchange ratio range is calculated by dividing the low end of the Patina equity reference value range by the high end of the Noble Energy equity reference value range. The high end of the implied exchange ratio range is calculated by dividing the high end of the Patina equity reference value range by the low end of the Noble Energy equity reference value range. Petrie Parkman noted the proposed exchange ratio of 0.62521 and the implied merger consideration of $37.00 per Patina share were supported by its analysis.

Capital Market Comparison

        Using publicly available information, Petrie Parkman calculated market capitalization multiples of LTM, 2004 and 2005 estimated discretionary cash flow for eight publicly traded companies for Patina and six publicly traded companies for Noble Energy. Petrie Parkman also calculated enterprise value multiples of LTM operating cash flow, LTM, 2004 and 2005 estimated EBITDX, proved reserves, and SEC Value for both companies. In each case, estimated discretionary cash flow and EBITDX was based on First Call consensus projections and research analyst projections. Petrie Parkman defined market value for purposes of this analysis as the market value of common equity as of December 7, 2004. Petrie Parkman obtained the enterprise value of each company by adding the sum of its long-term and short-term debt to the sum of the market value of its common equity, the market value of its preferred stock (or, if not publicly traded, liquidation or book value) and the book value of its minority interest in other companies and subtracting net working capital.

        Petrie Parkman determined that the following companies were relevant to an evaluation of Patina based on Petrie Parkman's view of the comparability of the operating and financial characteristics of these companies to those of Patina:

•	Cabot Oil & Gas Corporation	•	Pioneer Natural Resources Company
•	Chesapeake Energy Corporation	•	Quicksilver Resources, Inc.
•	EOG Resources, Inc.	•	Range Resources Corporation
•	Forest Oil Corporation	•	XTO Energy, Inc.

        The maximum, mean, median and minimum multiples for the eight companies are set forth below. The table also includes benchmark multiple ranges selected by Petrie Parkman based on a review of the comparable company multiples.

Comparable Company Multiples
Measure					Patina Selected Benchmark Ranges
	Maximum	Mean	Median	Minimum
Market Value/LTM Discretionary Cash Flow	21.4x	7.3x	5.5x	3.6x	5.5 – 7.0x
Market Value/2004 Estimated Discretionary Cash Flow	19.2x	6.6x	5.2x	3.2x	5.5 – 6.5x
Market Value/2005 Estimated Discretionary Cash Flow	11.4x	5.1x	4.7x	2.8x	5.0 – 6.0x
Enterprise Value/LTM Operating Cash Flow	19.4x	7.8x	5.9x	4.8x	6.0 – 7.0x
Enterprise Value/LTM EBITDX	21.8x	8.7x	6.3x	5.0x	6.0 – 7.5x
Enterprise Value/2004 Estimated EBITDX	19.6x	7.8x	5.8x	4.8x	6.0 – 7.0x
Enterprise Value/2005 Estimated EBITDX	11.8x	5.8x	5.1x	3.9x	5.5 – 6.5x
Enterprise Value/Proved Reserves ($/Mcfe)	$2.28	$1.90	$1.98	$1.25	$1.80 – $2.00
Enterprise Value/SEC Value	2.4x	1.6x	1.4x	1.2x	1.5 – 1.7x

        Petrie Parkman applied the benchmark multiples to Patina's September 30, 2004 LTM discretionary cash flow, operating cash flow and EBITDX, current year's and next year's estimated discretionary cash flow and EBITDX, SEC Value and proved reserves and adjusted for long-term debt and net working capital, where appropriate, to determine enterprise reference value ranges for Patina.

        Petrie Parkman determined from the enterprise reference value ranges implied by these multiples a composite reference value range for Patina of $2,500 million to $3,000 million. After deducting long-term debt and net working capital from the enterprise reference value range and dividing by the diluted number of shares of common stock outstanding, the resulting equity reference value range was $26.93 to $33.48.

        Petrie Parkman determined that the following companies were relevant to an evaluation of Noble Energy based upon Petrie Parkman's view of the comparability of the operating and financial characteristics of these companies to those of Noble Energy:

•	EOG Resources, Inc.	•	Pioneer Natural Resources Company
•	Newfield Exploration Company	•	Pogo Producing Company
•	Nexen Inc.	•	Unocal Corporation

        The maximum, mean, median and minimum multiples for the six companies are set forth below. The table also includes benchmark multiple ranges selected by Petrie Parkman based on a review of the comparable company multiples.

	Comparable Company Multiples				Noble Energy Selected Benchmark Ranges
Measure
	Maximum	Mean	Median	Minimum
Market Value/LTM Discretionary Cash Flow	5.9x	4.4x	4.3x	3.6x	4.0 – 5.0x
Market Value/2004 Estimated Discretionary Cash Flow	5.5x	4.2x	3.8x	3.4x	4.0 – 5.0x
Market Value/2005 Estimated Discretionary Cash Flow	5.0x	4.0x	3.6x	3.5x	3.5 – 4.5x
Enterprise Value/LTM Operating Cash Flow	5.9x	4.5x	4.5x	3.0x	4.5 – 5.5x
Enterprise Value/LTM EBITDX	6.4x	4.9x	4.9x	3.2x	4.5 – 5.5x
Enterprise Value/2004 Estimated EBITDX	5.8x	4.6x	4.5x	3.3x	4.5 – 5.5x
Enterprise Value/2005 Estimated EBITDX	5.2x	4.1x	3.9x	3.2x	4.0 – 4.5x
Enterprise Value/Proved Reserves ($/Mcfe)	$2.53	$1.83	$1.81	$1.25	$1.50 – $1.80
Enterprise Value/SEC Value	1.7x	1.5x	1.5x	1.3x	1.4 – 1.6x

        Petrie Parkman applied the benchmark multiples to Noble Energy's September 30, 2004 LTM discretionary cash flow, operating cash flow and EBITDX, current year's and next year's estimated discretionary cash flow and EBITDX, SEC Value and proved reserves and adjusted for long-term debt and net working capital, where appropriate, to determine enterprise reference value ranges for Noble Energy.

        Petrie Parkman determined from the enterprise reference value ranges implied by these multiples a composite reference value range for Noble Energy of $4,200 million to $4,900 million. After deducting long-term debt and net working capital from the enterprise reference value range and dividing by the diluted number of shares of common stock outstanding, the resulting equity reference value range was $56.50 to $68.08.

        The per share equity reference value ranges for Patina and Noble Energy were then used to derive an implied exchange ratio range of 0.39560 to 0.59254. The low end of the implied exchange ratio range is calculated by dividing the low end of the Patina equity reference value range by the high end of the Noble Energy equity reference value range. The high end of the implied exchange ratio range is calculated by dividing the high end of the Patina equity reference value range by the low end of the Noble Energy equity reference value range. Petrie Parkman noted the proposed exchange ratio of 0.62521 and the implied merger consideration of $37.00 per Patina share were supported by its analysis.

Going Concern Analysis

        Petrie Parkman projected the potential financial performance of Patina and Noble Energy, without giving effect to the proposed merger, for the five year period beginning on January 1, 2005 using Pricing Cases I, II, III and the Strip Pricing Escalated Case referred to in the subsection entitled "Discounted Cash Flow Analysis" above. Petrie Parkman prepared these projections using financial, operating and reserve projections prepared and/or provided by Patina's and Noble Energy's respective managements and staffs and certain assumptions based upon discussions with the managements of Patina and Noble Energy regarding Patina's and Noble Energy's potential future operating and financial performance, respectively.

        For Patina, Petrie Parkman analyzed two cases of operating projections, Case I and Case II, in which the principal variables were assumptions regarding the finding and development costs related to projected reserve additions and related production and levels of capital spending on exploration activities. Petrie Parkman calculated a range of terminal equity values by applying different terminal multiples to projected 2009 discretionary cash flow and applying after-tax discount rates of 11.0% to 13.0% to the terminal equity values.

        From the equity reference values implied by this analysis, Petrie Parkman determined composite per share equity reference value ranges for Patina of $30.00 to $36.00 and $34.00 to $40.00 for Case I and Case II, respectively.

        For Noble Energy, Petrie Parkman analyzed two cases of operating projections, Case I and Case II, in which the principal variables were assumptions regarding the finding and development costs related to projected reserve additions and related production and levels of capital spending on exploration activities. Petrie Parkman calculated a range of terminal equity values by applying different terminal multiples to projected 2009 discretionary cash flow and applying after-tax discount rates of 12.5% to 15.0% to the terminal equity values.

        From the equity reference values implied by this analysis, Petrie Parkman determined composite per share equity reference value ranges for Noble Energy of $54.00 to $61.00 and $65.00 to $74.00 for Case I and Case II, respectively.

        The per share equity reference value ranges for Patina and Noble Energy were then used to derive implied exchange ratios ranging from 0.49180 to 0.66667 and 0.45946 to 0.61538 for Case I and Case II, respectively. The low end of the implied exchange ratio range is calculated by dividing the low end of the Patina equity reference value range by the high end of the Noble Energy equity reference value range. The high end of the implied exchange ratio range is calculated by dividing the high end of the Patina equity reference value range by the low end of the Noble Energy equity reference value range. Petrie Parkman noted the proposed exchange ratio of 0.62521 and the implied merger consideration of $37.00 per Patina share were supported by its analysis.

Pro Forma Analysis

        Petrie Parkman analyzed the pro forma financial effects of the proposed merger as of December 31, 2004 and for the fiscal years ended 2004 and 2005 using two financial cases: (1) First Call and research analyst projections, and (2) internal projections prepared by the managements of Patina and Noble Energy. In its analysis, Petrie Parkman assumed Patina's existing hedges would be settled for cash at December 31, 2004, and that incremental hedges for 2005 were put in place. For purposes of its analysis, Petrie Parkman assumed $15.0 million of pre-tax synergies in 2004 and 2005. This analysis indicated that the merger would be dilutive to Noble Energy's 2004 estimated earnings and discretionary cash flow and accretive to Noble Energy's 2005 estimated earnings and discretionary cash flow in each case. This analysis also indicated that the merger would result in a slightly higher debt to total book capitalization ratio than for Noble Energy on a stand-alone basis.

        The description set forth above constitutes a summary of the analyses employed and factors considered by Petrie Parkman in rendering its opinion to the Patina board of directors. Petrie Parkman believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Petrie Parkman did not attribute any particular weight to any analysis considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis. Any estimates resulting from the analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth in this document. In addition, analyses based on forecasts of future results are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by these analyses. Estimates of reference values of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because the estimates are inherently subject to uncertainty and based upon numerous factors or events beyond the control of the parties and Petrie Parkman, Petrie Parkman cannot assure that the estimates will prove to be accurate.

        No company used in the analyses of other publicly traded companies nor any transaction used in the analyses of comparable transactions is identical to Patina, Noble Energy or the proposed merger. Accordingly, these analyses must take into account differences in the financial and operating characteristics of the selected publicly traded companies and differences in the structure and timing of the selected transactions and other factors that would affect the public trading values and acquisition values of the companies considered.

        Pursuant to the terms of a letter agreement dated as of September 14, 2004, Patina retained Petrie Parkman to act as financial advisor in connection with a potential sale, merger, or other strategic transaction involving Patina. Pursuant to that engagement letter, Patina agreed to pay Petrie Parkman customary fees for its financial advisory services in connection with the merger based on the transaction value and conditioned upon closing of the merger. In addition, Patina has agreed to reimburse Petrie Parkman for its reasonably incurred out-of-pocket expenses incurred in connection with the engagement, including fees and disbursements of its legal counsel. Patina has agreed to indemnify Petrie Parkman and its officers, directors, agents, employees and controlling persons for liabilities related to or arising out of its rendering of services under its engagement, including liabilities under the federal securities laws. Petrie Parkman has, in the past, provided financial advisory services to Patina and has received customary fees for such services. Furthermore, in the ordinary course of business, Petrie Parkman or its affiliates may trade in the debt or equity securities of Patina or Noble Energy for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

        Petrie Parkman, as part of its investment banking business, is continually engaged in the evaluation of energy-related businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and evaluations for corporate and other purposes. Patina selected Petrie Parkman as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger.

Merger Consideration

        The merger agreement provides that at the effective time of the merger each share of Patina common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive either a number of shares of Noble Energy common stock or an amount of cash, in each case as described below. Patina stockholders will have the right to elect to receive either cash or Noble Energy common stock with respect to each share of Patina common stock they hold, such that each Patina stockholder may elect to receive his or her merger consideration entirely in cash, entirely in Noble Energy common stock or in a combination of cash and Noble Energy common stock, subject in each case to the allocation procedures described below. See "—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration; Allocations—Election Procedure" and "—Allocation." Shares of Noble Energy common stock issued in the merger will be accompanied by the requisite number of rights under Noble Energy's stockholders' rights agreement. See "Description of Noble Energy Capital Stock—Rights Agreement." In our discussion we refer to the number of shares of Noble Energy common stock to be received for each share of Patina common stock being converted into Noble Energy stock as the "per share stock consideration," and we refer to the amount of cash to be received for each share of Patina common stock being converted into cash as the "per share cash consideration."

        In the merger, Noble Energy will issue approximately 27.8 million shares of common stock and will pay approximately $1.1 billion in cash (based on the outstanding shares of Patina common stock on April 7, 2005 and in each case subject to upward adjustment, up to a maximum of approximately 30.7 million shares of common stock and $1.2 billion in cash, in the event that any additional shares of Patina common stock are issued in accordance with the merger agreement pursuant to the exercise of Patina stock options or Patina warrants or otherwise). The actual per share stock consideration and per share cash consideration to be paid to Patina stockholders cannot be determined until after the effective time of the merger. We intend to announce these amounts when known.

        Subject to the allocation procedures described below, the cash consideration to be paid for each share of Patina common stock in respect of which a cash election is made will be equal to the amount obtained by dividing the "aggregate consideration" by the "total common stock amount." In our discussion we also refer to that amount as the "per share consideration."

  •
  The "aggregate consideration" is the dollar amount of the sum of:

  •
  the product of (1) the aggregate number of shares of Noble Energy common stock that Noble Energy will issue pursuant to the merger (which is the product of 0.62521 and 60% of the "total common stock amount") and (2) the "Average Noble Energy Common Stock Value" (referred to in the merger agreement as the "final parent stock price"), and

  •
  the aggregate amount of cash Noble Energy will pay pursuant to the merger (which is the product of (1) 40% of the total common stock amount and (2) $37.00). We refer to this aggregate amount of cash as the "total cash amount."

  •
  The "Average Noble Energy Common Stock Value" is the volume-weighted average of the trading sale prices per share of Noble Energy common stock as reported on the NYSE during the 10 consecutive trading day period during which the shares of Noble Energy common stock are traded on the NYSE ending on the third calendar day immediately prior to the effective time of the merger (or, if such calendar day is not a trading day, ending on the trading day immediately preceding such calendar day). We refer to this 10 consecutive trading day period as the "valuation period."

  •
  The "total common stock amount" is the total number of shares of Patina common stock outstanding immediately prior to the effective time of the merger; provided that, for purposes of determining the aggregate consideration, the total common stock amount will not exceed the sum of 72,820,413 (the number of shares of Patina common stock outstanding on December 14, 2004) and 9,117,832 (the number of shares of Patina common stock permitted to be issued by Patina prior to the merger under the terms of the merger agreement).

        Subject to the allocation procedure described below, the consideration to be paid for each share of Patina common stock in respect of which a stock election is made will be the number of shares of Noble Energy common stock equal to the "exchange ratio," which is the number obtained by dividing the per share consideration by the Average Noble Energy Common Stock Value.

        The formula described above is designed to substantially equalize the value of the consideration to be received for each share of Patina common stock in the merger at the time the calculation is made, regardless of whether a Patina stockholder elects to receive cash, Noble Energy common stock, or a combination of cash and Noble Energy common stock. This equalization mechanism was deemed to be desirable because the value of the Noble Energy common stock will fluctuate. The value of the merger consideration to be received with respect to each share of Patina common stock will be equal to $14.80 plus approximately $0.375 per $1.00 of Average Noble Energy common stock value.

        In order to ensure that the value of the consideration for each share of Patina common stock is as equal as possible upon receipt by Patina stockholders, regardless of the form of the consideration, the equalization mechanism is to be applied based on the Average Noble Energy Common Stock Value. The formula is also designed to fix the amount of cash and the number of shares of Noble Energy common stock to be paid and issued, respectively, in the merger (in each case subject to upward adjustment, up to a maximum of approximately 30.7 million shares of common stock and $1.2 billion in cash, in the event that any shares of Patina common stock are issued in accordance with the merger agreement pursuant to the exercise of Patina stock options or Patina warrants or otherwise). Because the amount of cash and the number of shares of Noble common stock to be paid and issued, respectively, in the merger are fixed, the percentage of shares of Patina common stock that will be exchanged for Noble Energy common stock and the percentage that will be exchanged for cash will depend upon the Average Noble Energy Common Stock Value. The greater the Average Noble Energy Common Stock Value, the greater the percentage of shares of Patina common stock that will be exchanged for shares of Noble Energy common stock and the lesser the Average Noble Energy Common Stock Value, the greater the percentage of shares of Patina common stock that will be exchanged for cash.

        For example, if the Average Noble Energy Common Stock Value is $59.18, a Patina stockholder receiving stock would receive 0.62521 shares of Noble Energy common stock per share of Patina common stock having a value, based on such Average Noble Energy Common Stock Value, of $37.00 per share, and a Patina stockholder receiving cash would receive $37.00 in cash per share of Patina common stock, subject in each case to the allocation procedures described below. Based on that Average Noble Energy Common Stock Value, 40% of the outstanding shares of Patina common stock would be exchanged for cash, and 60% would be exchanged for Noble Energy common stock.

        The greater the Average Noble Energy Common Stock Value, the lesser the number of shares of Patina common stock that will be exchanged for cash and the greater the number of shares that will be exchanged for Noble Energy common stock. For example, if the Average Noble Energy Common Stock Value is $70.00, then 36.0% of the outstanding shares of Patina common stock would be exchanged for cash, and 64% would be exchanged for Noble Energy common stock. Based on an Average Noble Energy Common Stock Value of $70.00, a Patina stockholder receiving stock would receive 0.5866 shares of Noble Energy common stock per share of Patina common stock having a value, based on such Average Noble Energy Common Stock Value, of $41.06 per share, and a Patina stockholder receiving cash would receive $41.0588 in cash per share of Patina common stock, subject in each case to the allocation procedures described below.

        Conversely, the lesser the Average Noble Energy Common Stock Value the greater the number of shares of Patina common stock that will be exchanged for cash and the lesser the number of shares that will be exchanged for Noble Energy common stock. For example, if the Average Noble Energy Common Stock Value is $63.00, then approximately 38.5% of the outstanding shares of Patina common stock would be exchanged for cash, and approximately 61.5% would be exchanged for Noble Energy common stock. Based on an Average Noble Energy Common Stock Value of $63.00, a Patina stockholder receiving stock would receive 0.6100 shares of Noble Energy common stock per share of Patina common stock having a value, based on such Average Noble Energy Common Stock Value, of $38.43 per share, and a Patina stockholder receiving cash would receive $38.4329 in cash per share of Patina common stock, subject in each case to the allocation procedures described below.

        The following table sets forth, based on various hypothetical Average Noble Energy Common Stock Values, the per share cash consideration and the per share stock consideration, as well as the value of such stock consideration based on the hypothetical Average Noble Energy Common Stock Values. The table also shows the percentage of outstanding shares of Patina common stock that would be converted into Noble Energy common stock and cash based on such Average Noble Energy Common Stock Value. The table is based on the assumption that no Patina options or Patina warrants have been exercised following the date of this joint proxy statement/prospectus and prior to the closing of the merger, that no additional shares of Patina common stock are otherwise issued following the date of this joint proxy statement and that the number of exchangeable shares is 74,088,249 (the number of shares of Patina common stock outstanding on April 7, 2005). To the extent that the number of shares of Patina common stock outstanding increases in accordance with the merger agreement (whether as a result of the exercise of Patina options or Patina warrants or otherwise), the number of exchangeable shares will increase and the aggregate transaction value will increase, but there will be no change in the per share stock consideration or per share cash consideration. Each additional exchangeable share of Patina common stock will increase the aggregate transaction value by 0.375126 shares of Noble Energy common stock and $14.80 in cash.

		Per Share Stock Consideration (Shares of Noble Energy Common Stock)			Percentage of Outstanding Shares of Patina Common Stock to Receive
Average Noble Energy Common Stock Value
	Transaction Value (in 000s)		Value of Per Share Stock Consideration	Per Share Cash Consideration	Stock Consideration	Cash Consideration
$75.00	$3,180,938	0.5725	$42.9375	$42.9345	65.5%	34.5%
74.50	3,167,042	0.5738	42.7481	42.7469	65.4	34.6
74.00	3,153,146	0.5751	42.5574	42.5593	65.2	34.8
73.50	3,139,250	0.5765	42.3728	42.3718	65.1	34.9
73.00	3,125,353	0.5779	42.1867	42.1842	64.9	35.1
72.50	3,111,457	0.5793	41.9993	41.9966	64.8	35.2
72.00	3,097,561	0.5807	41.8104	41.8091	64.6	35.4
71.50	3,083,665	0.5821	41.6202	41.6215	64.4	35.6
71.00	3,069,769	0.5836	41.4356	41.4339	64.3	35.7
70.50	3,055,872	0.5851	41.2496	41.2464	64.1	35.9
70.00	3,041,976	0.5866	41.0620	41.0588	64.0	36.0
69.50	3,028,080	0.5881	40.8730	40.8713	63.8	36.2
69.00	3,014,184	0.5896	40.6824	40.6837	63.6	36.4
68.50	3,000,287	0.5912	40.4972	40.4961	63.5	36.5
68.00	2,986,391	0.5928	40.3104	40.3086	63.3	36.7
67.50	2,972,495	0.5944	40.1220	40.1210	63.1	36.9
67.00	2,958,599	0.5960	39.9320	39.9334	62.9	37.1
66.50	2,944,703	0.5977	39.7471	39.7459	62.8	37.2
66.00	2,930,806	0.5994	39.5604	39.5583	62.6	37.4
65.50	2,916,910	0.6011	39.3721	39.3708	62.4	37.6
65.00	2,903,014	0.6028	39.1820	39.1832	62.2	37.8
64.50	2,889,118	0.6046	38.9967	38.9956	62.0	38.0
64.00	2,875,222	0.6064	38.8096	38.8081	61.9	38.1
63.50	2,861,325	0.6082	38.6207	38.6205	61.7	38.3
63.00	2,847,429	0.6100	38.4300	38.4329	61.5	38.5
62.50	2,833,533	0.6119	38.2438	38.2454	61.3	38.7
62.00	2,819,637	0.6138	38.0556	38.0578	61.1	38.9
61.50	2,805,740	0.6158	37.8717	37.8702	60.9	39.1
61.00	2,791,844	0.6177	37.6797	37.6827	60.7	39.3
60.50	2,777,948	0.6198	37.4979	37.4951	60.5	39.5
60.00	2,764,052	0.6218	37.3080	37.3076	60.3	39.7
59.50	2,750,156	0.6239	37.1221	37.1200	60.1	39.9
59.00	2,736,259	0.6260	36.9340	36.9324	59.9	40.1
58.50	2,722,363	0.6281	36.7439	36.7449	59.7	40.3
58.00	2,708,467	0.6303	36.5574	36.5573	59.5	40.5

        Assuming a hypothetical Average Noble Energy Common Stock Value of $61.54, which was the closing price of Noble Energy common stock on December 15, 2004, the day prior to the announcement of the proposed merger, the merger would have a value of approximately $37.88 per share of Patina common stock. Assuming a hypothetical Average Noble Energy Common Stock Value of $70.03, which was the closing price of Noble Energy common stock on April 7, 2005, the last business day prior to the filing of this document, the merger would have a value of approximately $41.07 per share of Patina common stock. Assuming a hypothetical Average Noble Energy Common

Stock Value of $            based on the volume-weighted average of the trading sale prices per share of Noble Energy common stock during the 10 consecutive trading days ended three calendar days prior to the date of mailing of this joint proxy statement/prospectus, the merger would have a value of approximately $    per share of Patina common stock.

        The actual value of the cash consideration or number of shares of Noble Energy common stock that you will receive for each share of Patina common stock you hold may differ from the hypothetical amounts shown in this example because the actual amounts will be determined after the effective time of the merger based on a formula set forth in the merger agreement and described in this document.

        No assurance can be given that the current fair market value of Noble Energy common stock will be equivalent to the fair market value of Noble Energy common stock on the date that the merger consideration is received by a Patina stockholder or at any other time. The actual fair market value of the Noble Energy common stock received by Patina stockholders depends upon the fair market value of Noble Energy common stock upon receipt, which may be higher or lower than the Average Noble Energy Common Stock Value or the market price of Noble Energy common stock on the date the merger was announced, on the date that this document is mailed to Patina's stockholders, on the date a Patina stockholder makes an election with respect to the merger consideration or on the date of the special meeting of Patina stockholders.

        If, between the date of the merger agreement and the effective time, the shares of Noble Energy common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or similar readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the per share cash consideration and the per share stock consideration.

        No fractional shares of Noble Energy common stock will be issued to any holder of Patina common stock in connection with the merger. For each fractional share that would otherwise be issued, Noble Energy will pay cash in an amount equal to the fraction multiplied by the average of the closing sale prices of Noble Energy common stock on the NYSE for the five trading days immediately preceding the date on which the merger occurs. No interest will be paid or accrued on cash payable in lieu of fractional shares of Noble Energy common stock.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration; Allocations

        The conversion of Patina common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, Wachovia Bank, N.A., as exchange agent, will exchange certificates formerly representing shares of Patina common stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement.

Election Procedure

        Subject to the allocation mechanism described below, each Patina stockholder may elect to receive with respect to his or her shares of Patina common stock, all cash, all Noble Energy common stock or a combination of cash and Noble Energy common stock.

        Cash Election Shares.    Stockholders who elect to receive cash for some or all of their shares will receive the per share cash consideration in respect of that portion of such holder's shares of Patina common stock equal to such holder's cash election, subject to the allocation mechanism described below. In our discussion we refer to the shares for which cash elections have been made as "cash election shares."

        Stock Election Shares.    Stockholders who elect to receive Noble Energy common stock for some or all of their shares will receive the per share stock consideration in respect of that portion of such holder's shares of Patina common stock equal to such holder's stock election, subject to the allocation mechanism described below. In our discussion we refer to the shares for which stock elections have been made as "stock election shares."

        No Election Shares.    Stockholders who indicate that they have no preference as to whether they receive cash or Noble Energy common stock, and stockholders who do not make a valid election, will be deemed to have made "no election." Stockholders who are deemed to have made no election will receive the per share stock consideration unless there is an oversubscription of the stock consideration, in which case they may receive the per share cash consideration for some or all their shares of Patina common stock. In our discussion we refer to the shares held by stockholders who have made no election as "no election shares." See "—Allocation" beginning on page 69 of this document.

        For example, assuming a Patina stockholder holds 100 shares of Patina stock (and that the Average Noble Energy Common Stock Value is $61.54), if such stockholder made:

  •
  an all cash election, he or she would receive approximately $3,788 in cash;

  •
  an all stock election, he or she would receive 61 shares of Noble Energy common stock (and cash in lieu of fractional shares); and

  •
  an election for a combination of cash and stock, he or she would receive approximately $37.88 for each cash election share and approximately 0.6156 shares of Noble Energy common stock for each stock election share. Assuming 50 cash election shares and 50 stock election shares, the Patina stockholder would receive approximately $1,894 in cash, 30 shares of Noble Energy common stock and cash in lieu of fractional shares.

The actual allocation of cash and stock would be subject in each case to the allocation procedures described under the heading "—Allocation" beginning on page 69 of this document.

        A fixed number of shares of Noble Energy common stock will be issued and a fixed amount of cash paid in the merger. Accordingly, there is no assurance that a holder of Patina common stock will receive the form of consideration that the holder elects with respect to any or all shares of Patina common stock held by that holder. If the elections result in an oversubscription with respect to shares of Patina common stock which would otherwise receive either the per share stock consideration or the per share cash consideration, the procedures for allocating Noble Energy common stock and cash described below under "—Allocation" will be followed by the exchange agent.

        Election Form.    Together with this joint proxy statement/prospectus, each Patina stockholder received an election form and other appropriate and customary transmittal materials. Each election form allows the holder to specify (1) the number of shares with respect to which the holder elects to receive the per share stock consideration, (2) the number of shares with respect to which the holder elects to receive the per share cash consideration or (3) that the holder makes no election. Noble Energy will also make available forms of election to persons who become holders of Patina common stock subsequent to the record date for the Patina special meeting up until the close of business on the business day prior to the election deadline.

        Holders of Patina common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the election form. Shares of Patina common stock as to which the holder has not made a valid election prior to the election deadline, which is 5:00 p.m., Houston, Texas time, on                        , 2005, will be deemed no election shares.

        To make an election, a holder of Patina common stock must submit a properly completed election form so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form. An election form will be properly completed only if accompanied by certificates representing all shares of Patina common stock covered by the election form (or appropriate evidence as to the loss, theft or destruction of such certificate, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification). If a stockholder cannot deliver his or her stock certificates to the exchange agent by the election deadline, a stockholder may deliver a notice of guaranteed delivery promising to deliver his or her stock certificates, as described in the election form, so long as (1) the guarantee of delivery is from a firm which is a member of the NYSE or another registered national securities exchange or a commercial bank or trust company having an office in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the guarantee of delivery. If you own shares of Patina common stock in "street name" by your broker or other nominee and you wish to make an election, you should seek instructions from the broker or other nominee holding your shares concerning how to make your election.

        An election may be revoked or changed by the person submitting the election form prior to the election deadline. In the event of a revocation of an election, the exchange agent will, upon receiving a written request from the holder of Patina common stock making a revocation, return the certificates of Patina common stock submitted by that holder, and that holder will be deemed to have made no election. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent regarding these matters will be binding and conclusive. Neither Noble Energy nor the exchange agent will be under any obligation to notify any person of any defects in an election form. If you instructed a broker to submit an election for your shares, you must follow your broker's directions for changing those instructions.

        Shares of Patina common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed no election shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

        If you hold shares of Patina common stock through the Patina Oil & Gas Corporation Profit Sharing and 401(k) Plan, you may elect to receive, with respect to the shares of Patina common stock allocated to your plan account, all cash, all Noble Energy common stock or a combination of cash and Noble Energy common stock, subject to the allocation mechanism described below. You will receive instructions from the trustee of the plan as to how to make elections with respect to shares allocated to your plan account. If you own shares through the plan and do not make a valid election, the plan trustee will make elections with respect to the shares in accordance with the terms of the plan. If you hold shares of Patina common stock through Patina's Amended and Restated Deferred Compensation Plan for Select Employees, the trustee of such plan will make elections with respect to all shares held by the plan in the manner directed by Patina. You will not be permitted to instruct the trustee with respect to what elections to make for these shares.

Letter Of Transmittal

        Soon after the effective time of the merger, the exchange agent will send a letter of transmittal to each person who was a Patina stockholder at the effective time of the merger who has not previously and properly surrendered certificates representing shares of Patina common stock to the exchange agent. This mailing will contain instructions on how to surrender certificates formerly representing shares of Patina common stock (if these certificates have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

        If certificates formerly representing shares of Patina common stock are presented for transfer after the effective time of the merger, they will be exchanged for the merger consideration into which the shares of Patina common stock formerly represented by that certificate shall have been converted.

        If a certificate formerly representing shares of Patina common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Allocation

        A fixed number of shares of Noble Energy common stock will be issued and a fixed amount of cash paid in the merger in each case subject to upward adjustment in the event that any shares of Patina common stock are issued in accordance with the merger agreement pursuant to Patina stock options or Patina warrants or otherwise. Accordingly, there is no assurance that you will receive the form or combination of consideration that you elect with respect to any or all shares of Patina common stock you hold. If the elections of all of the Patina stockholders result in an oversubscription of the pool of cash or Noble Energy common stock, the exchange agent will allocate between cash and Noble Energy common stock in the manner described below.

        Oversubscription of the Cash Consideration.    If the aggregate cash amount that would be paid upon the conversion in the merger of the cash election shares is more than the total cash amount, then:

  •
  all stock election shares and no election shares will be converted into the right to receive the per share stock consideration;

  •
  the exchange agent will then select from among the cash election shares, by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as practicable the total cash amount;

  •
  all cash election shares selected by the exchange agent through the pro rata selection process described above will be converted into the right to receive the per share stock consideration; and

  •
  the cash election shares that have not been selected by the exchange agent to be converted into the per share stock consideration will be converted into the right to receive the per share cash consideration.

        Oversubscription of the Stock Consideration.    If the aggregate cash amount that would be paid upon the conversion in the merger of the cash election shares is less than the total cash amount, then:

  •
  all cash election shares will be converted into the right to receive the per share cash consideration;

  •
  the exchange agent will then select from among the non-electing shares and then, if necessary, from among the stock election shares, by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as practicable the total cash amount;

  •
  all no election and stock election shares selected by the exchange agent through the pro rata selection process described above will be converted into the right to receive the per share cash consideration; and

  •
  the stock election shares and any no election shares that have not been selected by the exchange agent to be converted into the per share cash consideration will be converted into the right to receive the per share stock consideration.

        The allocation described above will be computed by the exchange agent within 10 days after the election deadline, unless the merger has not been completed, in which case the allocation will be completed as soon as practicable after the effective time of the merger. The exchange agent will use an equitable pro rata allocation process to be mutually determined by Patina and Noble Energy.

        Because the United States federal income tax consequences of receiving cash or Noble Energy common stock, or both cash and Noble Energy common stock, will differ, Patina stockholders are urged to read carefully the information set forth under the heading "—Material United States Federal Income Tax Consequences" and to consult their tax advisors for a full understanding of the merger's tax consequences to them. In addition, because the stock consideration can fluctuate in value from the determination made during the valuation period, the economic value per share received by Patina stockholders who receive the stock consideration may, as the date of receipt by them, be more or less than the amount of cash consideration per share received by Patina stockholders who receive cash consideration.

Dividends and Distributions

        Until you surrender your Patina stock certificates for exchange, any dividends or other distributions declared after the effective time with respect to Noble Energy common stock into which any of your shares may have been converted will accrue, but will not be paid. When you surrender your certificates, Noble Energy will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of Patina of any shares of Patina common stock.

Withholding

        Each of Noble Energy, the surviving corporation and the exchange agent will be entitled to deduct and withhold from the merger consideration payable to any Patina stockholder the amounts it is required to deduct and withhold under the Internal Revenue Code or any state, local or foreign tax law. Withheld amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Treatment of Options

        Pursuant to their terms and the Patina stock option plans, all options to acquire Patina common stock that are outstanding prior to the merger will automatically become vested and exercisable prior to the merger. Each outstanding option to acquire Patina common stock granted under Patina's stock option plans that is outstanding and unexercised immediately prior to the effective time of the merger will be converted automatically at the effective time of the merger into an option to purchase Noble Energy common stock and will continue to be governed by the terms of the Patina stock plan and related agreement under which it was granted, except that:

  •
  the number of shares of Noble Energy common stock subject to the new Noble Energy stock option will be equal to the product of the number of shares of Patina common stock subject to the Patina stock option and the exchange ratio (determined as described above under the heading "—Merger Consideration"), rounded up or down to the nearest whole share;

  •
  the exercise price per share of Noble Energy common stock subject to the new Noble Energy stock option will be equal to the exercise price per share of Patina common stock under the Patina stock option divided by the exchange ratio, rounded up or down to the nearest whole cent; and

  •
  the new Noble Energy stock option will not terminate if the holder thereof ceases to be a director, officer, employee or consultant of Noble Energy or any of its subsidiaries, unless the Patina stock option was issued after December 8, 2004, in which case the new Noble Energy stock option will terminate immediately upon termination of the holder's employment or retention for "cause" or, otherwise, 60 days after the holder ceases to be a director, officer, employee or consultant of Noble Energy or any of its subsidiaries.

In any event, stock options that are intended to be incentive stock options under the Internal Revenue Code will be adjusted in the manner prescribed by the Internal Revenue Code.

Treatment of Warrants

        Noble Energy is required to assume upon the effective time of the merger all warrants to acquire Patina common stock that are outstanding prior to the merger, by executing supplemental agreements with the holders of the warrants. Upon the closing of the merger, each such warrant will be exercisable for the kind and amount of securities and other assets that would have been received in the merger by a holder of the number of shares of Patina common stock purchasable under such warrant, assuming such shares were no election shares and received the kind and amount of securities and other assets received by a majority of the no election shares, as provided in the warrant, and will continue to be governed by the original terms of the warrant.

Treatment of Restricted Stock

        Each outstanding award of restricted Patina common stock made to employees and directors of Patina will become vested prior to the effective time of the merger, and those vested shares will be treated in the merger in the same manner as other shares of Patina common stock (as described above under the heading "—Merger Consideration").

Effective Time

        The merger will be completed when we file a certificate of merger with the Secretary of State of the State of Delaware.

        Subject to satisfaction of the other conditions to the merger, we anticipate that the closing of the merger will occur within five business days after the approval of the merger by the requisite votes of the Patina and Noble Energy stockholders. However, the effective time of the merger could be delayed if there is a delay in satisfying any conditions to the merger. There can be no assurances as to whether, or when, Noble Energy and Patina will obtain the required approvals or complete the merger. If the merger is not completed on or before August 31, 2005, either Noble Energy or Patina may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to fulfill any material obligations under the merger agreement or a material breach of the merger agreement by such party. See "—Conditions to the Completion of the Merger" immediately below.

Conditions to the Completion of the Merger

        The completion of the merger is subject to various conditions. While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

Conditions to Each Party's Obligations

        Each party's obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

  •
  adoption and approval by Patina's stockholders of the merger agreement and the merger;

  •
  approval by Noble Energy's stockholders of the issuance of Noble Energy shares in the merger;

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  approval by the NYSE of listing of the shares of Noble Energy common stock to be issued in the merger, subject to official notice of issuance;

  •
  other than the filing of the certificate of merger in accordance with the DGCL, the receipt of all authorizations, consents and approvals of all governmental entities required to be obtained prior to consummation of the merger, except for such authorizations, consents and approvals the failure of which to be obtained individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a material adverse effect on any party to the merger agreement;

  •
  effectiveness of the registration statement, of which this joint proxy statement/prospectus constitutes a part, and absence of any stop order or proceedings for such purpose pending before or threatened by the SEC; and

  •
  absence of any statute, rule, order, decree or regulation, and of any action taken by any court or other governmental entity of competent jurisdiction, which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the merger or makes the merger illegal.

Additional Conditions to Patina's Obligations

        The obligation of Patina to complete the merger is subject to the satisfaction or waiver of the following conditions:

  •
  accuracy of Noble Energy's and Merger Sub's representations and warranties contained in the merger agreement both at and as of the date of the merger agreement and at and as of the closing date of the merger, as if made at and as of the closing date of the merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where, in the case of all representations and warranties except those regarding Noble Energy's capitalization, corporate power and authority, validity of the merger agreement and SEC reports, the failure to be accurate individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a material adverse effect on Noble Energy;

  •
  the performance in all material respects by Noble Energy and Merger Sub of their respective obligations contained in the merger agreement;

  •
  absence of any suit, action or proceeding by any court or other governmental entity seeking to restrain, preclude, enjoin or prohibit the merger or any of the other transactions contemplated by the merger agreement; and

  •
  the receipt by Patina of an opinion of its counsel, dated as of the date this joint proxy statement/prospectus is filed and as of the closing date of the merger, to the effect that the merger will be treated as a reorganization under Section 368(a) of the Internal Revenue Code and that each party to the merger agreement will be a "party to the reorganization" within the meaning of Section 368 of the Internal Revenue Code.

Additional Conditions to Noble Energy's Obligations

        The obligations of Noble Energy and Merger Sub to complete the merger are subject to the satisfaction or waiver of the following conditions:

  •
  accuracy of Patina's representations and warranties contained in the merger agreement both at and as of the date of the merger agreement and at and as of the closing date of the merger, as if made at and as of the closing date of the merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where, in the case of all representations and warranties except those regarding Patina's capitalization, corporate power and authority, validity of the merger agreement and SEC reports, the failure to be accurate individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a material adverse effect on Patina;

  •
  the performance in all material respects by Patina of its obligations contained in the merger agreement;

  •
  absence of any suit, action or proceeding by any court or other governmental entity seeking to (1) restrain, preclude, enjoin or prohibit the merger or any of the other transactions contemplated by the merger agreement, or (2) prohibit or limit in any material respect the ownership or operation of any of the parties to the merger agreement or any of their respective affiliates of a substantial portion of the business or assets of Patina and its subsidiaries, taken as a whole, or to require any person to dispose of or hold separate any material portion of the business or assets of Patina and its subsidiaries, taken as a whole, as a result of the merger or any of the other transactions contemplated by the merger agreement;

  •
  the receipt by Noble Energy of an opinion of its counsel, dated as of the date this joint proxy statement/prospectus is filed and as of the closing date of the merger, to the effect that the merger will be treated as a reorganization under Section 368(a) of the Internal Revenue Code and that each party to the merger agreement will be a "party to the reorganization" within the meaning of Section 368 of the Internal Revenue Code;

  •
  the number of dissenting shares not exceeding 15% of the outstanding shares of Patina's common stock; and

  •
  receipt of all material consents and approvals of any person that Patina or any of its subsidiaries are required to obtain in connection with the consummation of the merger, including consents and approvals from parties to loans, contracts, leases or other agreements, except for such consents and approvals the failure of which to be obtained individually or in the aggregate would not be reasonably likely to have or result in a material adverse effect on Patina.

Representations and Warranties

        The merger agreement contains representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. Each of Patina on the one hand and Noble Energy and Merger Sub, on the other hand, has made representations and warranties to the other in the merger agreement with respect to the following subject matters:

  •
  corporate existence, good standing and qualification to conduct business;

  •
  capitalization, including ownership of subsidiary capital stock and the absence of restrictions or encumbrances with respect to capital stock of any subsidiary;

  •
  corporate power and authorization to enter into and carry out the obligations of the merger agreement and the enforceability of the merger agreement;

  •
  absence of any conflict or violation of organizational documents, third party agreements or law or regulation as a result of entering into and carrying out the obligations of the merger agreement;

  •
  governmental, third party and regulatory approvals or consents required to complete the merger;

  •
  filings and reports with the SEC, and financial information;

  •
  absence of certain changes, events or circumstances;

  •
  absence of undisclosed liabilities;

  •
  accuracy of the information supplied for inclusion in this joint proxy statement/prospectus;

  •
  employee benefit plans;

  •
  litigation, government orders, judgments and decrees;

  •
  compliance with laws;

  •
  intellectual property;

  •
  material contracts;

  •
  tax matters;

  •
  environmental matters;

  •
  real property and operating equipment;

  •
  insurance;

  •
  labor and employment matters;

  •
  transactions with affiliates;

  •
  derivative and hedging transactions;

  •
  disclosure controls and procedures;

  •
  oil and gas reserves, assets and operations;

  •
  investment company status;

  •
  recommendations of merger by boards of directors;

  •
  receipt of fairness opinions;

  •
  required vote;

  •
  fees payable to brokers in connection with the merger; and

  •
  no other representations or warranties.

        Noble Energy and Merger Sub also have made representations and warranties to Patina with respect to the interim operations of Merger Sub and Noble Energy's financing of the merger. Patina also has made representations and warranties to Noble Energy with respect to Patina's existing rights agreement.

        The representations and warranties contained in the merger agreement will not survive beyond the effective time of the merger.

Conduct of Business Pending the Merger

Operations of Patina

        Patina has agreed that it will, and will cause its subsidiaries to, during the period from the date of the merger agreement until the effective time of the merger or the date, if any, on which the merger agreement is terminated, except as expressly contemplated or permitted by the merger agreement, required by applicable law, or agreed to in writing by Noble Energy:

  •
  conduct the business of Patina and its subsidiaries only in the ordinary course consistent with past practice;

  •
  use its reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of its subsidiaries; and

  •
  use its reasonable best efforts to keep available the services of its current officers and employees and preserve and maintain existing relations with customers, suppliers, officers, employees and creditors.

        Patina has also agreed that it will not, and will not permit any of its subsidiaries to, during the period from the date of the merger agreement until the effective time of the merger or the date, if any, on which the merger agreement is terminated, except as expressly contemplated or permitted by the merger agreement, required by applicable law, or agreed to in writing by Noble Energy:

  •
  enter into any new line of business, incur or commit to any capital expenditures, or any obligations or liabilities in connection with any capital expenditures during calendar year 2004 other than capital expenditures and obligations or liabilities incurred or committed to in an amount not greater in the aggregate than, and during the same time period set forth in, Patina's current capital budget approved by the board of directors of Patina in February 2004 and October 2004, or incur or commit to any capital expenditures, or any obligations or liabilities in connection with any capital expenditures during calendar year 2005 other than capital expenditures and obligations or liabilities incurred or committed to in an amount not greater in the aggregate than, and during the same time period set forth in, Patina's total capital budget for calendar year 2005 approved by the board of directors of Patina in December 2004;

  •
  amend its certificate of incorporation or bylaws or similar organizational documents;

  •
  declare, set aside or pay any dividend (other than, in the case of the Patina, regular quarterly dividends consistent with past practice and in no event exceeding $0.06 per share per quarter) or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock, except that Patina may permit any direct or indirect wholly-owned subsidiary to do any of the foregoing;

  •
  adjust, split, combine or reclassify any capital stock or issue, grant, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or of any other such securities or agreements of Patina or any of its subsidiaries, other than issuances by Patina (1) of options and common stock to employees and directors of Patina in the ordinary course of Patina's annual compensation procedures, consistent with past practice (not to exceed 1.7 million shares in the aggregate), (2) of options to new hires or promoted employees in the ordinary course of business consistent with past practice (not to exceed 150,000 shares in the aggregate), (3) pursuant to Patina warrants and options (outstanding as of December 15, 2004, or issued thereafter in accordance with the merger agreement), or (4) pursuant to the Patina rights or Patina rights agreement in effect on the date of the merger agreement;

  •
  except as required pursuant to the terms of the Patina benefit plans in effect on the date of the merger agreement, redeem, purchase or otherwise acquire directly or indirectly any of its capital stock or any other securities or agreements of the type described in the preceding paragraph;

  •
  except as required pursuant to the terms of the Patina benefit plans in effect on the date of the merger agreement, grant any increase in the compensation or benefits payable or to become payable by Patina or any of its subsidiaries to any former or current director, officer or employee of Patina or any of its subsidiaries, except for any such increases in the ordinary course of Patina's annual compensation procedures, consistent with past practice;

  •
  except as required pursuant to the terms of the Patina benefit plans in effect on the date of the merger agreement, adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under, any Patina benefit plan (other than entry into employment agreements with new hires in the ordinary course of business consistent with past practice; provided that such employment agreement shall be terminable at will, without penalty (other than severance obligations that accrue under Patina's amended and restated change in control plan as in effect on the date of the merger agreement) to Patina or any of its subsidiaries);

  •
  grant any severance or termination pay to any officer, director or employee of Patina or any of its subsidiaries (other than grants to new hires in the ordinary course consistent with past practice pursuant to Patina's amended and restated change in control plan);

  •
  change its methods of accounting in effect as of the date of the merger agreement, except in accordance with changes in U.S. generally accepted accounting principles ("GAAP") as concurred to by Patina's independent auditors;

  •
  acquire any business organization, division or business by merger, consolidation, purchase of an equity interest or assets, or by any other manner, or acquire any assets (other than in the ordinary course of business consistent with past practice or pursuant to agreements in effect on the date of the merger agreement);

  •
  sell, lease, exchange, transfer or otherwise dispose of, or agree to sell, lease, exchange, transfer or otherwise dispose of, any material assets (other than the sale of inventory and hydrocarbons in the ordinary course of business consistent with past practice or the sale of any assets pursuant to agreements in effect on the date of the merger agreement);

  •
  mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject any of its assets to any liens, subject to limited exceptions;

  •
  pay, discharge or satisfy any claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) where such payment, discharge or satisfaction would require any payment except for the payment, discharge or satisfaction of liabilities or obligations in accordance with the terms of agreements in effect on the date of the merger agreement or entered into after the date of the merger agreement in the ordinary course of business consistent with past practice, and except for any payments, discharges or settlements that do not exceed $500,000 individually or $2.5 million in the aggregate;

  •
  compromise, settle or grant any waiver or release relating to any litigation, other than settlements or compromises of litigation where the amount paid or to be paid does not exceed $500,000 individually or $2.5 million in the aggregate;

  •
  engage in any transaction with (except pursuant to agreements in effect at the time of the merger agreement), or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of Patina's affiliates (not including any employees of Patina or any of its subsidiaries, other than the directors and executive officers thereof);

  •
  make or change any material tax election, amend any tax return in any material respect or settle or compromise any material tax liability;

  •
  take any action that would, or could reasonably be expected to, result in any of its representations and warranties set forth in the merger agreement becoming untrue in a manner that would give rise to the failure of the closing condition relating to the satisfaction of the representations and warranties of Patina (see "—Conditions to the Completion of the Merger");

  •
  adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Patina or any of its subsidiaries (other than the merger or with respect to an inactive wholly-owned subsidiary of Patina) or any agreement relating to an acquisition proposal;

  •
  incur or assume any long-term debt or incur or assume any short-term indebtedness (except for short-term indebtedness in the ordinary course of business consistent with past practice and in no event exceeding $30.0 million in the aggregate);

  •
  modify the terms of any indebtedness to increase Patina's obligations with respect to such indebtedness;

  •
  assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business consistent with past practice and in no event exceeding $500,000 in the aggregate;

  •
  make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of Patina, or by wholly-owned subsidiaries to Patina, or customary loans or advances to employees in accordance with past practice and in no event exceeding $500,000 in the aggregate);

  •
  enter into any material commitment or transaction, except in the ordinary course of business consistent with past practice;

  •
  enter into any agreement, understanding or commitment that materially restrains, limits or impedes Patina's or any of its subsidiaries' ability to compete with or conduct any business or line of business, including geographic limitations on Patina's or any of its subsidiaries' activities;

  •
  modify or amend in any material respect, or terminate, any material contract to which it is a party or waive in any material respect or assign any of its material rights or claims, except in the ordinary course of business consistent with past practice;

  •
  fail to maintain in full force and effect the existing insurance policies covering Patina or its subsidiaries or their respective properties, assets and businesses or comparable replacement policies, except to the extent such policies cease to be available on commercially reasonable terms; or

  •
  enter into an agreement, contract, commitment or arrangement to take any of the prohibited actions described above.

        In addition, Patina has agreed that it shall not, nor shall it permit any of its subsidiaries to, enter into any transaction or take any other action that would be reasonably likely to have a material adverse impact on, or materially delay, the consummation of the transactions contemplated by the merger agreement.

Operations of Noble Energy

        Noble Energy has agreed that it will, and will cause its subsidiaries to, conduct the business of Noble Energy and its subsidiaries only in the ordinary course consistent with past practice during the period from the date of the merger agreement until the effective time of the merger or the date, if any, on which the merger agreement is terminated, except as contemplated or permitted by the merger agreement, required by applicable law, or agreed to in writing by Patina.

        Noble Energy has also agreed that it will not, and will not permit any of its subsidiaries to, during the period from the date of the merger agreement until the effective time of the merger or the date, if any, on which the merger agreement is terminated, except as expressly contemplated or permitted by the merger agreement, required by applicable law, or agreed to in writing by Patina:

  •
  (1) declare, set aside or pay any extraordinary or special dividend or other distribution (other than in the case of any wholly-owned subsidiary of Noble Energy), whether payable in cash, stock or any other property or right, with respect to its capital stock; provided, however, that Noble Energy may increase the quarterly cash dividend on Noble Energy common stock or (2) engage in any spin-off or split-off without receiving fair consideration (as determined in the good faith judgment of Noble Energy);

  •
  change its methods of accounting in effect as of the date of the merger agreement, except in accordance with changes in GAAP as concurred to by Noble Energy's independent auditors;

  •
  take any action that would, or could reasonably be expected to, result in any of its representations and warranties set forth in the merger agreement becoming untrue in a manner that would give rise to the failure of the closing condition relating to the satisfaction of the representations and warranties of Noble Energy (see "—Conditions to the Completion of the Merger");

  •
  enter into any new line of business, except as may reasonably relate to Noble Energy's existing businesses;

  •
  solely in the case of Noble Energy, amend its certificate of incorporation or bylaws or similar organizational documents in a manner that adversely affects the terms of Noble Energy common stock or adopt or enter into a plan of complete or partial liquidation or dissolution; or

  •
  enter into an agreement, contract, commitment or arrangement to do any of the foregoing.

        In addition, Noble Energy has agreed that it will not, nor will it permit any of its subsidiaries to, enter into any transaction or take any other action (including any amendment of Noble Energy's certificate of incorporation) that would be reasonably likely to have a material adverse impact on, or materially delay, the consummation of the transactions contemplated by the merger agreement.

Reasonable Best Efforts to Obtain Required Stockholder Vote

        Each of Patina and Noble Energy will promptly and duly call, give notice of, convene and hold a meeting of its stockholders to be held as soon as is reasonably practicable after the date on which the registration statement of which this document is part becomes effective. In the case of Patina stockholders, the purpose of voting will be to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement. In the case of Noble Energy stockholders, the purpose of voting will be to approve of the issuance of shares of common stock under the merger. Each of Patina and Noble Energy will, through its board of directors, use its reasonable best efforts to obtain the approval of its respective stockholders in respect of the foregoing. Notwithstanding any adverse recommendation, change or similar circumstance, nothing in the merger agreement is intended to relieve the parties of their respective obligations to hold a meeting of their stockholders for the approval required to complete the merger.

No Solicitation of Alternative Transactions

        The merger agreement provides, subject to limited exceptions described below, that each of Patina and Noble Energy will not, and will cause its subsidiaries and representatives not to:

  •
  directly or indirectly initiate, solicit, knowingly encourage or facilitate (including by way of furnishing information), or take any other action designed to facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any acquisition proposal (as defined below);

  •
  participate or engage in any discussions or negotiations with, disclose any non-public information relating to itself or any of its subsidiaries, or afford access to its properties, books or records to any person that has made or is contemplating making an acquisition proposal; or

  •
  accept or enter into any agreement that (1) constitutes, relates to, or could reasonably be expected to lead to any acquisition proposal or (2) requires, intends to cause or could reasonably be expected to cause either Patina or Noble Energy to respectively abandon, terminate or fail to consummate the merger.

        The merger agreement permits Patina and Noble Energy to take and disclose to their respective stockholders a position with respect to an acquisition proposal from a third party to the extent required under applicable federal securities laws. If either Patina or Noble Energy receives a bona fide unsolicited written acquisition proposal at any time prior to obtaining, in the case of Patina, the required Patina stockholder vote adopting the merger agreement and approving the merger and the other transactions contemplated by the merger agreement, or in the case of Noble Energy, the Noble Energy stockholder vote approving the issuance of Noble Energy common stock in the merger, then that party and its respective board of directors may participate and engage in negotiations with, furnish non-public information to, and afford access to its properties, books or records to, the third party making the acquisition proposal if:

  •
  the acquisition proposal was not solicited, initiated, knowingly encouraged or facilitated by that party, its subsidiaries, or any of its officers or directors, investment bankers, attorneys, accountants, financial advisors, agents or other representatives;

  •
  the proposal constitutes, or the board of directors of the party that received the acquisition proposal determines in good faith, after consultation with its financial advisors and outside legal counsel, that such acquisition proposal could reasonably be expected to lead to a superior proposal (as defined below); and

  •
  the person making the acquisition proposal has entered into a confidentiality agreement on specified terms with the party that received the acquisition proposal.

Patina's Ability to Make an Adverse Recommendation Change in Response to a Superior Proposal

        At any time prior to obtaining the required Patina stockholder vote adopting the merger agreement and approving the merger and the other transactions contemplated by the merger agreement, and subject to Patina's compliance at all times with the non-solicitation provisions described above, and with its obligation to submit the merger agreement to the Patina stockholders for adoption at the special meeting, the board of directors of Patina may make an adverse recommendation change (as defined below) in response to a superior proposal if:

  •
  four business days before making such change, Patina provides written notice to Noble Energy (a "notice of superior proposal") that:

  •
  advises Noble Energy that the board of directors of Patina or any of its committees has received a superior proposal;

    •
    specifies the material terms and conditions of the superior proposal; and

    •
    identifies the person or group making such superior proposal; and

  •
  in the event that Noble Energy proposes any alternative transaction during such four business day period, the board of directors of Patina determines in good faith, after consultation with its financial advisors and outside legal counsel, that such alternative transaction is not at least as favorable to Patina and its stockholders from a financial point of view as the superior proposal, taking into account all financial, legal and regulatory terms and conditions of the alternative transaction proposed by Noble Energy.

Patina has also agreed to:

  •
  advise Noble Energy in writing of any request for information or any acquisition proposal received from any person, or any inquiry, discussions or negotiations with respect to any acquisition proposal, the terms and conditions of any request, acquisition proposal, inquiry, discussions or negotiations, and the identity of the person or group making any request or acquisition proposal or with whom any discussions or negotiations are taking place;

  •
  provide Noble Energy any non-public information concerning Patina provided to any other person or group in connection with any acquisition proposal that was not previously provided to Noble Energy and copies of any written materials received from that person or group;

  •
  keep Noble Energy fully informed of the status of any acquisition proposals (including any changes to any terms and conditions); and

  •
  not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which Patina is a party.

Patina's Ability to Make an Adverse Recommendation Change other than in Response to a Superior Proposal

        At any time prior to obtaining the required Patina stockholder vote adopting the merger agreement and approving the merger and the other transactions contemplated by the merger agreement, and subject to Patina's compliance at all times with the non-solicitation provisions described above, and with its obligations to submit the merger agreement to the Patina stockholders for adoption at the special meeting, the board of directors of Patina may make an adverse recommendation change if the board of directors of Patina:

  •
  provides written notice to Noble Energy (a "notice of change") that:

  •
  advises Noble Energy that the board of directors of Patina is contemplating making an adverse recommendation change; and

  •
  specifies the material facts and information constituting the basis for such contemplated determination; and

  •
  determines in good faith:

  •
  after consultation with its outside legal counsel and any other advisor it chooses to consult, that the failure to make an adverse recommendation change is inconsistent with its fiduciary duties to the stockholders of Patina; and

  •
  that the reasons for making the adverse recommendation change are independent of any pending acquisition proposal;

  •
  provided, however, that:

  •
  the board of directors of Patina may not make such an adverse recommendation change until the third business day after receipt by Noble Energy of a notice of change; and

    •
    during the three business day period, Patina will, at the request of Noble Energy, negotiate in good faith with respect to any changes to the merger agreement which would allow the board of directors of Patina to not make the adverse recommendation change consistent with its fiduciary duties.

Noble Energy's Ability to Make an Adverse Recommendation Change in Response to a Superior Proposal

        At any time prior to obtaining the required Noble Energy stockholder vote approving the issuance of Noble Energy common stock in the merger, and subject to Noble Energy's compliance at all times with the non-solicitation provisions described above, and with its obligations to submit the issuance of Noble Energy common stock in the merger to the Noble Energy stockholders for approval at the special meeting, the board of directors of Noble Energy may make an adverse recommendation change in response to a superior proposal if:

  •
  four business days before making such change, Noble Energy provides a notice of superior proposal to Patina that:

  •
  advises Patina that the board of directors of Noble Energy or any of its committees has received a superior proposal;

  •
  specifies the material terms and conditions of the superior proposal; and

  •
  identifies the person or group making such superior proposal; and

  •
  in the event that Patina proposes any alternative transaction, during such four business day period, the board of directors of Noble Energy determines in good faith, after consultation with its financial advisors and outside legal counsel, that such alternative transaction is not at least as favorable to Noble Energy and its stockholders from a financial point of view as the superior proposal, taking into account all financial, legal and regulatory terms and conditions of the alternative transaction proposed by Patina.

Noble Energy has also agreed to:

  •
  advise Patina in writing of any request for information or any acquisition proposal received from any person, or any inquiry, discussions or negotiations with respect to any acquisition proposal, the terms and conditions of any request, acquisition proposal, inquiry, discussions or negotiations, and the identity of the person or group making any request or acquisition proposal or with whom any discussions or negotiations are taking place;

  •
  provide Patina any non-public information concerning Noble Energy provided to any other person or group in connection with any acquisition proposal that was not previously provided to Patina and copies of any written materials received from that person or group;

  •
  keep Patina fully informed of the status of any acquisition proposals (including any changes to any terms and conditions); and

  •
  not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which Noble Energy is a party.

Noble Energy's Ability to Make an Adverse Recommendation Change Other Than in Response to a Superior Proposal

        At any time prior to obtaining the required Noble Energy stockholder vote approving the issuance of Noble Energy common stock in the merger, and subject to Noble Energy's compliance at all times with the non-solicitation provisions described above, and with its obligation to submit the issuance of Noble Energy common stock in the merger to the Noble Energy stockholders for approval at the special meeting, the board of directors of Noble Energy may make an adverse recommendation change if the board of directors of Noble Energy:

  •
  provides a notice of change to Patina that:

  •
  advises Patina that the board of directors of Noble Energy is contemplating making an adverse recommendation change; and

  •
  specifies the material facts and information constituting the basis for such contemplated determination; and

  •
  determines in good faith:

  •
  after consultation with its outside legal counsel and any other advisor it chooses to consult, that the failure to make an adverse recommendation change is inconsistent with its fiduciary duties to the stockholders of Noble Energy; and

  •
  that the reasons for making the adverse recommendation change are independent of any pending acquisition proposal;

  •
  provided, however, that:

  •
  the board of directors of Noble Energy may not make such an adverse recommendation change until the third business day after receipt of a notice of change by Patina; and

  •
  during the three business day period, Noble Energy will, at the request of Patina, negotiate in good faith with respect to any changes to the merger agreement which would allow the board of directors of Noble Energy to not make the adverse recommendation change consistent with its fiduciary duties.

        Acquisition Proposal.    For purposes of the merger agreement, the term "acquisition proposal" means, with respect to Patina or Noble Energy, any bona fide proposal for the:

  •
  direct or indirect acquisition or purchase of a business or assets that constitutes 10% or more of the net revenues, net income or the assets (based on fair market value) of such party and its subsidiaries, taken as a whole;

  •
  direct or indirect acquisition or purchase of 10% or more of any class of equity securities or capital stock of such party or any of its subsidiaries whose business constitutes 10% or more of the net revenues, net income or assets of such party and its subsidiaries, taken as a whole; or

  •
  merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of such party or any of its subsidiaries whose business constitutes 10% or more of the net revenues, net income or assets of such party and its subsidiaries, taken as a whole, other than the transactions contemplated by the merger agreement.

The parties have agreed that, with respect to Noble Energy, the term "acquisition proposal" will not include any acquisition or disposition of any assets or businesses, or any interest therein, in either case in exchange for cash, securities, producing properties or other assets, in any single transaction or series of related transactions, where the aggregate value of the consideration paid or received, as the case may be, by Noble Energy and its subsidiaries, in respect thereof, does not exceed $70.0 million per transaction or series of related transactions.

        Superior Proposal.    For purposes of the merger agreement, the term "superior proposal" means, with respect to Patina or Noble Energy, any bona fide written acquisition proposal, made by a third party to purchase, directly or indirectly, 50% or more of the assets of such party or 50% or more of the outstanding equity securities of such party pursuant to a tender offer, exchange offer or merger on terms that a majority of the board of directors of such party determines in good faith to be superior to such party and its stockholders (in their capacity as stockholders) from a financial point of view as compared to the transactions contemplated by the merger agreement and to any alternative transaction or changes to the terms of the merger agreement proposed by any other party to the merger agreement (after the board of directors of such party consults with its financial advisors and takes into account all financial, legal and regulatory terms and conditions of the acquisition proposal and the merger agreement, including any changes to the terms of the merger agreement offered by any other party to the merger agreement in response to the superior proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of the acquisition proposal).

        Adverse Recommendation Change.    For purposes of the merger agreement, the term "adverse recommendation change" means, with respect to Patina or Noble Energy, a direct or indirect action or public proposal made by its board of directors or a committee of its board of directors to:

  •
  withdraw (or amend or modify in a manner adverse to the other party) its approval, recommendation or declaration of advisability of the merger agreement, the merger or the other transactions contemplated by the merger agreement; or

  •
  recommend, adopt or approve any acquisition proposal.

Termination of the Merger Agreement

General

        The merger agreement may be terminated by written notice at any time prior to the effective time of the merger in any of the following ways:

  •
  by mutual written consent of Noble Energy and Patina;

  •
  by either Noble Energy or Patina:

  •
  if the merger is not completed on or before August 31, 2005, unless the failure of the closing to occur by this date is due to the failure of the party seeking to terminate the merger agreement to fulfill any material obligation under the merger agreement or a material breach of the merger agreement by such party;

  •
  if any court or other governmental entity shall have issued a statute, rule, order, decree or regulation or taken any other action (which Noble Energy and Patina will use their reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the merger or making the merger illegal and such statute, rule, order, decree, regulation or other action has become final and nonappealable, provided that the terminating party is not in breach of its obligation to use reasonable best efforts to complete the merger;

  •
  if the Patina stockholders fail to adopt the merger agreement by the requisite vote, provided that this right to terminate is not available to Patina if it has breached any of its obligations relating to non-solicitation of offers described above under "—No Solicitation of Alternative Transactions" or breached any of its obligations relating to completing this joint proxy statement/prospectus and convening a stockholders meeting described above under "—Reasonable Best Efforts to Obtain Required Stockholder Vote";

    •
    if there has been a material breach of or any inaccuracy in any of the representations or warranties set forth in the merger agreement on the part of any of the other parties, which breach has not been cured within 30 days following receipt by the breaching party of written notice of such breach from the terminating party, or which breach, by its nature, cannot be cured prior to August 31, 2005 (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement); provided, however, that no party will have the right to terminate the merger agreement for the foregoing purposes unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated by the merger agreement;

    •
    if there has been a material breach of any of the covenants or agreements set forth in the merger agreement on the part of any of the other parties, which breach has not been cured within 30 days following receipt by the breaching party of written notice of such breach from the terminating party, or which breach, by its nature, cannot be cured prior to August 31, 2005 (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement); or

    •
    if the Noble Energy stockholders fail to approve the issuance of Noble Energy shares pursuant to the merger; provided that this right to terminate is not available to Noble Energy if it has breached any of its obligations relating to non-solicitation of offers described above under "—No Solicitation of Alternative Transactions" or breached any of its obligations relating to completing this joint proxy statement/prospectus and convening a stockholders meeting described above under "—Reasonable Best Efforts to Obtain Required Stockholder Vote";

  •
  by Noble Energy if, prior to obtaining the required vote of the Patina stockholders adopting the merger agreement and approving the merger and the other transactions contemplated by the merger agreement:

  •
  Patina or its board of directors has entered into an agreement with respect to an acquisition proposal (other than a permissible confidentiality agreement) or approved or recommended, or, in the case of a committee, proposed to the Patina board of directors to approve or recommend, an acquisition proposal (as defined above under "—No Solicitation of Alternative Transactions");

  •
  Patina or its board of directors or any committee thereof has resolved to do any of the foregoing; or

  •
  an adverse recommendation change has occurred with respect to Patina (whether or not in response to a superior proposal) or the Patina board of directors or any committee thereof has resolved to make such an adverse recommendation change; or

  •
  by Patina if, prior to obtaining the required vote of the Noble Energy stockholders approving the issuance of the Noble Energy shares pursuant to the merger:

  •
  Noble Energy or its board of directors has entered into an agreement with respect to an acquisition proposal (other than a permissible confidentiality agreement) or, approved or recommended, or, in the case of a committee, proposed to the Noble Energy board of directors to approve or recommend, an acquisition proposal;

  •
  Noble Energy or its board of directors or any of its committees has resolved to do any of the foregoing; or

    •
    an adverse recommendation change has occurred with respect to Noble Energy (whether or not in response to a superior proposal) or the Noble Energy board of directors or any committee thereof has resolved to make such an adverse recommendation change.

Termination Fees and Expenses

        Except for the termination fee set forth in the merger agreement and as described below, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby shall be paid by the party incurring such costs or expenses.

        Patina must pay Noble a termination fee of $100 million if:

  •
  the merger agreement is terminated by Noble Energy due to an adverse recommendation change by Patina in response to a superior proposal; or

  •
  an acquisition proposal with respect to Patina has been proposed by any person (other than by Noble Energy, Merger Sub or any of their respective affiliates) or any person has publicly announced its intention (whether or not conditional) to make such acquisition proposal and such acquisition proposal or such intention has otherwise become publicly known to Patina's stockholders generally; and

  •
  thereafter the merger agreement is terminated (1) by either Noble Energy or Patina for failure to close the merger on or before August 31, 2005 or because the Patina stockholders failed to adopt the merger agreement by the required vote, or (2) by Noble Energy because:

  •
  Patina or its board of directors has entered into an agreement with respect to an acquisition proposal (other than a permissible confidentiality agreement) or, approved or recommended, or, in the case of a committee, proposed to the Patina board of directors to approve or recommend, an acquisition proposal;

  •
  Patina or its board of directors or any committees thereof has resolved to do any of the foregoing; or

  •
  an adverse recommendation change has occurred with respect to Patina for any reason other than a superior proposal or the Patina board of directors or any committee thereof has resolved to make such an adverse recommendation change; and

  •
  within 12 months after termination of the merger agreement, Patina or any of its subsidiaries enters into any definitive agreement providing for an "acquisition proposal" (as described above under "—No Solicitation of Alternative Transactions", except that all references to "10%" therein are deemed to be references to "40%" for the purposes of the provision described in this paragraph), or an acquisition proposal with respect to Patina or any of its subsidiaries is consummated.

        Patina must pay an expense payment of $6.0 million to Noble if:

  •
  Noble Energy terminates the merger agreement due to an adverse recommendation change (or a Patina board committee resolution to make such an adverse recommendation change) by Patina for any reason other than a superior proposal; and

  •
  prior to such termination no acquisition proposal with respect to Patina has been proposed by any person (other than any acquisition proposal proposed by Noble Energy or Merger Sub or any of their respective affiliates) and no person has publicly announced its intention (whether or not conditional) to make such acquisition proposal and no such acquisition proposal or intention has otherwise become publicly known to Patina's stockholders generally.

        In addition, if:

  •
  within three business days of notification by Patina to Noble Energy of the occurrence of an adverse recommendation change with respect to Patina for any reason other than a superior proposal (or a resolution to make such an adverse recommendation change), Noble Energy terminates the merger agreement because of such change or resolution; and

  •
  within three business days of such termination, Noble Energy terminates some or all of the hedging transactions entered into by Noble Energy prior to December 15, 2004 in connection with the transactions contemplated by the merger agreement ("pre-announcement hedges"), then Patina would be required to reimburse Noble Energy for up to $45.0 million of hedging losses on pre-announcement hedges covering the years 2006 through 2008 based on actual losses realized during the three days following the termination.

        Noble Energy must pay Patina a termination fee of $100 million if:

  •
  the merger agreement is terminated by Patina due to an adverse recommendation change by Noble Energy in response to a superior proposal; or

  •
  an acquisition proposal with respect to Noble Energy has been proposed by any person or any person has publicly announced its intention (whether or not conditional) to make such acquisition proposal and such acquisition proposal or such intention has otherwise become publicly known to Noble Energy's stockholders generally; and

  •
  thereafter the merger agreement is terminated (1) by either Noble Energy or Patina for failure to close the merger on or before August 31, 2005 or because the Noble Energy stockholders failed to approve the issuance of the Noble Energy shares, or (2) by Patina because:

  •
  Noble Energy or its board of directors has entered into an agreement with respect to an acquisition proposal (other than a permissible confidentiality agreement) or, approved or recommended, or, in the case of a committee, proposed to the Noble Energy board of directors to approve or recommend, an acquisition proposal;

  •
  Noble Energy or its board of directors or any committees thereof has resolved to do any of the foregoing; or

  •
  an adverse recommendation change has occurred with respect to Noble Energy for any reason other than a superior proposal or the Noble Energy board of directors or any committee thereof has resolved to make such an adverse recommendation change; and

  •
  within 12 months after termination of the merger agreement, Noble Energy or any of its subsidiaries enters into any definitive agreement providing for an "acquisition proposal" (as described above under "—No Solicitation of Alternative Transactions", except that all references to "10%" therein are deemed to be references to "40%" for the purposes of the provision described in this paragraph), or an acquisition proposal with respect to Noble Energy or any of its subsidiaries is consummated.

        Noble Energy must pay an expense payment of $6.0 million to Patina if:

  •
  Patina terminates the merger agreement due to an adverse recommendation change (or a Noble Energy board committee resolution to make such an adverse recommendation change) by Noble Energy for any reason other than a superior proposal; and

  •
  prior to such termination no acquisition proposal with respect to Noble Energy has been proposed by any person and no person has publicly announced its intention (whether or not conditional) to make such acquisition proposal and no such acquisition proposal or intention has otherwise become publicly known to the Noble Energy stockholders generally.

Effect of Termination

        In the event of the termination of the merger agreement as described above, written notice must be given by the terminating party to the other parties specifying the provision of the merger agreement pursuant to which such termination is made, and except as described in this paragraph, the merger agreement shall become null and void after the expiration of any applicable period following such notice. In the event of the termination of the merger agreement, there will be no liability on the part of Noble Energy, Merger Sub or Patina, except as described above under "—Termination Fees and Expenses" above and except with respect to the requirement to comply with the confidentiality agreement; provided that no party will be relieved from any liability or obligation with respect to any willful breach of the merger agreement.

Material United States Federal Income Tax Consequences

        The following is a summary of the material U.S. federal income tax consequences of the merger to Patina stockholders who are U.S. persons. This summary is based on provisions of the Internal Revenue Code, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations of the Internal Revenue Code, all as in effect as of the date of this joint proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect. This summary assumes that Patina stockholders hold their shares as capital assets and does not address all aspects of U.S. federal income taxation that may be applicable to Patina stockholders in light of their particular circumstances or to Patina stockholders subject to special treatment under U.S. federal income tax law, such as:

  •
  entities treated as partnerships for U.S. federal income tax purposes or Patina stockholders that hold their shares through entities treated as partnerships for U.S. federal income tax purposes;

  •
  certain U.S. expatriates;

  •
  persons that hold Patina common stock as part of a straddle, appreciated financial position, hedge, synthetic security, conversion transaction or other integrated investment;

  •
  persons whose functional currency is not the U.S. dollar;

  •
  persons who acquired Patina common stock through the exercise of employee stock options or otherwise as compensation;

  •
  persons subject to the U.S. alternative minimum tax;

  •
  mutual funds;

  •
  financial institutions;

  •
  insurance companies;

  •
  tax-exempt entities;

  •
  dealers in securities or foreign currencies; and

  •
  traders in securities that mark-to-market.

        Furthermore, this summary does not address any aspect of state, local or foreign laws, or any federal laws other than those pertaining to income taxation.

        For purposes of this discussion, a "U.S. person" means (1) a citizen or individual resident of the U.S., (2) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any of its political subdivisions, (3) a trust if (A) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has made a valid election under the applicable Treasury regulations to be treated as a U.S. person, or (4) an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

General U.S. Federal Income Tax Considerations of the Merger to Patina Stockholders

        The obligation of Patina to consummate the merger is conditioned on its receipt of an opinion of Cravath, dated as of the closing date of the merger, to the effect that, on the basis of the facts, assumptions, representations and covenants set forth or referred to therein, for U.S. federal income tax purposes, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that Noble Energy, Merger Sub and Patina will each be "a party to the reorganization" within the meaning of Section 368 of the Internal Revenue Code. In addition, the obligation of Noble Energy to consummate the merger is conditioned on its receipt of an opinion of Skadden, Arps, dated as of the closing date of the merger, to the effect that, on the basis of the facts, assumptions, representations and covenants set forth or referred to therein, for U.S. federal income tax purposes, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that Noble Energy, Merger Sub and Patina will each be "a party to the reorganization" within the meaning of Section 368 of the Internal Revenue Code. None of the opinions referred to in this paragraph or the opinions stated below will be binding on the Internal Revenue Service or the courts, and no rulings will be sought from the Internal Revenue Service regarding the tax treatment of the merger. Accordingly, there can be no certainty that the Internal Revenue Service will not challenge the conclusions set forth in any of the opinions stated or referred to herein or that a court would not sustain such a challenge.

        In addition, in connection with the filing of the registration statement of which this document forms a part, Cravath and Skadden, Arps have delivered to Patina and Noble Energy, respectively, their opinions that, for U.S. federal income tax purposes, the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code and that Noble Energy, Merger Sub and Patina will each be "a party to the reorganization" within the meaning of Section 368 of the Internal Revenue Code. Such opinions and the opinions set forth below have been rendered on the basis of certain assumptions, including assumptions regarding the absence of changes in existing facts and that the merger will be completed in accordance with this joint proxy statement/prospectus and the merger agreement. These opinions and the opinions set forth below also have been rendered on the basis of certain representations and covenants, including those contained in officers' certificates of Patina and Noble Energy, all of which must be true and accurate in all respects as of the effective date of the registration statement and must continue to be true and accurate in all respects as of the effective time of the merger. If any of those assumptions or representations are inaccurate, incomplete or untrue or any of the covenants are breached, the conclusions contained in the opinions referred to in this paragraph or stated below could be affected.

        The discussion set forth below, subject to the limitations and qualifications set forth herein, constitutes the opinion of Cravath and of Skadden, Arps as to the material U.S. federal income tax consequences of the merger to a Patina stockholder:

  •
  If a Patina stockholder exchanges all of his or her shares of Patina common stock solely for shares of Noble Energy common stock in the merger, that Patina stockholder will not recognize (i.e., take into account for income tax purposes) gain or loss, except for any gain or loss recognized with respect to cash received instead of a fractional share of Noble Energy common stock.

  •
  If a Patina stockholder exchanges his or her shares of Patina common stock solely for cash in the merger, that Patina stockholder generally will recognize (i.e., take into account for income tax purposes) capital gain or loss equal to the difference between the amount of cash received and its tax basis in the Patina common stock. (If, however, the Patina stockholder owns shares of Noble Energy common stock actually or constructively after the merger, the stockholder might be subject to dividend treatment. See "—Possible Treatment of Cash as a Dividend" immediately below.)

  •
  If a Patina stockholder exchanges his or her shares of Patina common stock for a combination of Noble Energy common stock and cash, that Patina stockholder will generally recognize (i.e., take into account for income tax purposes) capital gain (but not loss). Any such gain recognized will equal the lesser of: (1) the amount of cash received by the stockholder in the merger (excluding cash received instead of a fractional share, as discussed below) and (2) the excess, if any, of (a) the sum of the amount of cash (excluding any cash received instead of a fractional share) and the fair market value of the Noble Energy common stock received by the stockholder in the merger over (b) that stockholder's adjusted tax basis in the Patina common stock exchanged by the stockholder in the merger. For this purpose, a Patina stockholder must calculate gain or loss separately for each identifiable block of Patina common stock exchanged by the stockholder in the merger. Except as discussed under "—Possible Treatment of Cash as a Dividend," any gain recognized by a Patina stockholder in the merger generally will constitute capital gain.

  •
  The aggregate tax basis of the shares of Noble Energy common stock received by a Patina stockholder in exchange for Patina common stock pursuant to the merger (before reduction for the basis in any fractional share of Noble Energy common stock for which cash is received) will be the same as the aggregate tax basis of the stockholder's Patina common stock, decreased by the amount of cash received by the stockholder in the merger (excluding any cash received instead of a fractional share) and increased by the amount of gain or dividend income recognized by the stockholder in the merger (excluding any gain recognized as a result of cash received instead of a fractional share).

  •
  The holding period of the shares of Noble Energy common stock received by a Patina stockholder in the merger generally will include the holding period of the stockholder's Patina common stock exchanged for Noble Energy common stock.

  •
  If a Patina stockholder has differing bases or holding periods in respect of his or her shares of Patina common stock, such stockholder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Noble Energy common stock received in the merger.

Possible Treatment of Cash as a Dividend

        There are certain circumstances, generally involving a Patina stockholder who is also a substantial holder of Noble Energy common stock, in which all or part of the gain recognized by such stockholder would be treated as a dividend rather than as capital gain.

        Each Patina stockholder should consult his or her tax advisor about the possibility that all or a portion of any cash received in exchange for Patina common stock will be treated as a dividend, based on the stockholder's specific circumstances.

Cash Received Instead of a Fractional Share

        Noble Energy will not issue any fractional shares of Noble Energy common stock in the merger. Rather, each holder of Patina common stock exchanged in the merger who otherwise would have received a fraction of a share of Noble Energy common stock will receive cash. A Patina stockholder who receives cash instead of a fractional share of Noble Energy common stock generally will recognize capital gain or loss based on the difference between the amount of the cash received and the tax basis that the stockholder would have had in such fractional share.

Capital Gain and Dividend Income of Individuals

        Capital gain recognized by an individual holder of Patina common stock in connection with the merger will be subject to a maximum U.S. federal income tax rate of 15% if the individual's holding period for the Patina common stock is more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations. Any dividend income recognized in the merger by individual Patina stockholders generally will be subject to tax at a maximum rate of 15%.

Reporting Requirements

        Patina stockholders receiving Noble Energy common stock in the merger must file a statement with their U.S. federal income tax returns setting forth their tax basis in the Patina common stock exchanged in the merger and the fair market value of the Noble Energy common stock and the amount of any cash received in the merger. In addition, Patina stockholders will be required to retain permanent records of these facts relating to the merger.

Backup Withholding

        Certain noncorporate holders of Patina common stock may be subject to backup withholding, at applicable federal rates, on amounts received pursuant to the merger. Backup withholding will not apply, however, to a Patina stockholder who (1) provides a correct taxpayer identification number or (2) comes within certain exempt categories and, in each case, complies with applicable certification requirements. If a Patina stockholder does not provide Noble Energy (or the exchange agent) with his or her correct taxpayer identification number, the stockholder may be subject to penalties imposed by the Internal Revenue Service. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the stockholder's U.S. federal income tax liability, provided that the stockholder furnishes certain required information to the Internal Revenue Service.

        The summary of material U.S. federal income tax consequences set forth above is intended to provide only a general summary of the merger and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger. In addition, the summary does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, the summary does not address any non-income tax or any foreign, state, local or other tax consequences of the merger. Accordingly, each Patina stockholder is strongly urged to consult his or her tax advisor to determine the particular federal, state, local or foreign income, reporting or other tax consequences of the merger to that stockholder.

Extension, Waiver and Amendment of the Merger Agreement

Extension and Waiver

        At any time prior to the effective time of the merger, Noble Energy, Merger Sub and Patina may, to the extent legally allowed:

  •
  extend the time for the performance of any of the obligations or other acts of the other parties under the merger agreement;

  •
  waive any inaccuracies in the other parties' representations and warranties contained in the merger agreement or in any document, certificate or writing delivered pursuant the merger agreement by the other parties; and

  •
  waive the other parties' compliance with any of its agreements contained in the merger agreement.

        Any such waiver or extension is subject to the following conditions:

  •
  any agreement allowing an extension or waiver must be set forth in a written instrument signed on behalf of the party allowing the extension or waiver;

  •
  any waiver will only waive the respective matter described in the writing and will not impair the rights of the party granting the waiver in any other respect or at any other time;

  •
  neither any waiver by any party to the merger agreement, nor the failure by any party to enforce any provisions of the merger agreement or to exercise any rights will be construed as a waiver of any other breach or default, or as a waiver of any such provisions, rights or privileges under the merger agreement; and

  •
  the rights and remedies provided under the merger agreement are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have.

Amendment

        Subject to compliance with applicable law, Noble Energy, Merger Sub and Patina may amend the merger agreement at any time before or after adoption of the merger agreement by Patina stockholders. However, after any adoption of the merger agreement by Patina stockholders there may not be, without their further approval, any amendment of the merger agreement that:

  •
  changes the merger consideration to be received by the Patina stockholders in the merger;

  •
  changes any term of the certificate of incorporation of Merger Sub; or

  •
  adversely affects the holders of any shares of Patina capital stock.

Employee Benefit Plans and Existing Agreements

        The merger agreement provides that during the period from the closing date of the merger to the six month anniversary thereof, Noble Energy will, and will cause its subsidiaries to, continue to provide to each person who is employed by Patina or any of its subsidiaries immediately prior to the effective time of the merger, compensation (including base salary and incentive and bonus opportunities, but excluding equity-based compensation) and benefits (including vacation, paid time-off and severance) that are not materially less favorable in the aggregate than those provided to the Patina employees by Patina and its subsidiaries immediately prior to the effective time of the merger.

        The service of each Patina employee with Patina or its subsidiaries (or any predecessor employer) prior to the effective time of the merger will be treated as service with Noble Energy and its subsidiaries for purposes of each employee benefit plan of Noble Energy (including vacation, paid time-off and severance plans) in which such Patina employee is eligible to participate after the effective time of the merger, including for purposes of eligibility, vesting and benefit levels and accruals (other than defined benefit pension plan accruals).

        Following the effective time of the merger, for purposes of each employee benefit plan of Noble Energy in which any Patina employee or his or her eligible dependents is eligible to participate, Noble Energy has agreed to, and has agreed to cause its subsidiaries to, (1) waive any pre-existing condition, exclusion, actively-at-work requirement or waiting period to the extent such condition, exclusion, requirement or waiting period was satisfied or waived under the comparable employee benefit plan of Patina as of the effective time of the merger (or, if later, the date on which the employee transitions to the Noble benefit plan) and (2) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the effective time of the merger for the plan year in which the effective time date of the merger (or the applicable plan transition date) occurs.

        Noble Energy has agreed to, and has agreed to cause its subsidiaries to, honor, in accordance with its terms, each employee benefit plan of Patina and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated by the merger agreement (either alone or in combination with any other event).

        The parties agreed that, prior to the effective time of the merger, Patina will be entitled to amend and modify its Amended and Restated Deferred Compensation Plan for Select Employees and its 2005 Deferred Compensation Plan for Select Employees, in each case, solely to the extent necessary to comply with Section 409A of the Internal Revenue Code and any rules, regulations or other guidance promulgated thereunder by any governmental entity.

        Following the effective time of the merger, Noble Energy has agreed not to, and has agreed not to permit any of its subsidiaries or any of its or their respective officers or employees to, take any action (including the waiver of any term or condition of either of Patina's deferred compensation plans discussed in the preceding paragraph) that results, or would be reasonably likely to result, in the imposition of any tax or interest penalty under Section 409A of the Internal Revenue Code on any current or former participant in either of Patina's deferred compensation plans, including any "material modification" (within the meaning of Section 885(d)(2)(B) of the American Jobs Creation Act of 2004) of Patina's Amended and Restated Deferred Compensation Plan for Select Employees with respect to amounts deferred in taxable years beginning before January 1, 2005.

        Noble Energy has agreed to, and has agreed to cause its subsidiaries and its and their respective officers and employees to, take all actions (including any amendment or modification of either of Patina's deferred compensation plans) following the effective time necessary to ensure that each deferred compensation plan complies, by its terms and in its operation, with any rules, regulations or other guidance promulgated under Section 409A of the Internal Revenue Code by any governmental entity after the date of the merger agreement; provided, however, that the foregoing obligations will not apply (1) in the event that there is no such action that could be taken that would ensure such compliance, in which case Noble Energy has agreed to notify the participants in the Patina deferred compensation plan in order that they may have the opportunity to challenge such fact, or (2) to the extent that such action is necessary to cause such deferred compensation plan to comply with Section 409A of the Internal Revenue Code or any rule, regulation or other guidance promulgated thereunder by any governmental entity as in effect immediately prior to the effective time of the merger. The merger agreement provides, however, that Noble Energy will be entitled to amend or modify Patina's 2005 Deferred Compensation Plan for Select Employees to provide that (1) no additional amounts will be contributed to or deferred under the plan and (2) to the extent no tax or interest penalty under Section 409A of the Code would be imposed on any participant therein, amounts previously contributed to or deferred under Patina's 2005 Deferred Compensation Plan for Select Employees will be distributed to the participants therein, in each case subject to Noble Energy's obligation to provide employee benefits to Patina employees that are not materially less favorable in the aggregate than those received immediately prior to the effective time of the merger. Noble Energy has agreed to indemnify and hold harmless each current and former participant in either of Patina's deferred compensation plans on an after-tax basis from any tax or interest penalty imposed under Section 409A of the Internal Revenue Code (or any successor or replacement provision thereto) to the extent imposed as a result of any failure of Noble Energy, any of its subsidiaries or any of its or their respective officers or employees to comply with the provisions described in this paragraph and the preceding paragraph; provided that Noble Energy will not be obligated to so indemnify and hold harmless any such participant with respect to any such tax or interest penalty to the extent such tax or interest penalty is imposed as a result of the refusal of such participant to give any consent or approval required to effect any action required to be taken pursuant to the provisions described in this paragraph.

        Prior to the effective time of the merger, Noble Energy and Patina, and their respective boards of directors, have agreed to use their reasonable best efforts to take all actions to cause any dispositions of Patina common stock (including derivative securities with respect to Patina common stock) or acquisitions of Noble Energy common stock (including derivative securities with respect to Noble Energy common stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act.

        The merger agreement acknowledges that it contains no requirement that Noble Energy or any of its affiliates continue to employ any Patina employee for any length of time following the closing date of the merger. Subject to certain restrictions described above with respect to the Patina deferred compensation plans, the merger agreement does not prevent Noble Energy or its affiliates from terminating, or modifying the terms of employment of, any Patina employee following the closing date of the merger or terminating or modifying to any extent any employee benefit plan of Patina or any other employee benefit plan, program, agreement or arrangement that Noble Energy or its affiliates may establish or maintain; provided, however, that to the extent that, and for so long as, a Patina employee remains employed by Noble Energy or any of its subsidiaries during the six month period following the effective time of the merger, the compensation and benefits payable to such employee during such period will be subject to the provision described in the first paragraph under "—Employee Benefit Plans and Existing Agreements." In addition, Patina has a change in control plan pursuant to which certain severance payments must be made upon an employee's termination without cause. See "—Financial Interests of Patina's Directors and Executive Officers in the Merger—Change in Control Plan".

        Prior to the effective time of the merger, Patina will amend the rabbi trust maintained in connection with Patina's deferred compensation plans to provide that, as of the effective time of the merger, the shares of Noble Energy common stock in such rabbi trust issued in exchange for shares of Patina common stock pursuant to the merger will be subject to the claims of Noble Energy's creditors, in addition to the claims of Patina's creditors, and any shares of Noble Energy common stock not transferred to the surviving corporation's employees will revert to Noble Energy on termination of such rabbi trust.

NYSE Listing of Noble Energy Common Stock; Delisting and Deregistration of Patina Common Stock

        It is a condition to completion of the merger that the shares of Noble Energy common stock issuable in the merger be authorized for listing on the NYSE, subject to official notice of issuance. If the merger is completed, Patina common stock will cease to be listed on the NYSE and Patina's shares will be deregistered under the Exchange Act.

Expenses

        The merger agreement provides that each of Noble Energy and Patina will pay its own costs and expenses in connection with the transactions contemplated by the merger agreement, except as described above in "—Termination of the Merger Agreement—Termination Fees and Expenses."

Dividends

        The merger agreement provides that, prior to the effective time:

  •
  Patina or any of its subsidiaries may not declare, set aside or pay any dividend (other than, in the case of the Patina, regular quarterly dividends consistent with past practice and in no event exceeding $0.06 per share per quarter) or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock, except that Patina may permit any direct or indirect wholly-owned subsidiary to do any of the foregoing; and

  •
  Noble Energy or any of its subsidiaries may not (1) declare, set aside or pay any extraordinary or special dividend or other distribution (other than in the case of any wholly-owned subsidiary of Noble Energy), whether payable in cash, stock or any other property or right, with respect to its capital stock; provided, however, that Noble Energy may increase the quarterly cash dividend on Noble Energy common stock or (2) engage in any spin-off or split-off without receiving fair consideration (as determined in the good faith judgment of Noble Energy).

Appraisal Rights

        Shares of Patina common stock outstanding immediately prior to the effective time of the merger and held by a holder who has not voted in favor of, or consented in writing to, the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement and who has delivered a written demand for appraisal of such shares in accordance with Section 262 of the DGCL will not be converted into the right to receive the merger consideration, unless and until the dissenting holder fails to perfect or effectively withdraws or otherwise loses his or her right to appraisal and payment under the DGCL. If, after the effective time of the merger, a dissenting stockholder fails to perfect or effectively withdraws or loses his or her right to appraisal, his or her shares of Patina common stock will be treated as if they had been converted as of the effective time of the merger into the right to receive the merger consideration without interest or dividends thereon.

Regulatory Filings and Approvals Required to Complete the Merger

        The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the "HSR Act"), which prevents transactions subject to its requirements from being consummated until the required notification forms and attachments are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting periods expire or are terminated. Noble Energy was granted its request for early termination of the waiting period with the Department of Justice and the Federal Trade Commission on February 4, 2005. No further action under the HSR Act need be taken if the merger is completed within one year of early termination of the waiting period.

        The Department of Justice or the Federal Trade Commission, however, are not legally precluded from challenging the merger on antitrust grounds either before or after expiration of the HSR Act waiting period. Accordingly, at any time before or after the effective time of the merger, either the Department of Justice or the Federal Trade Commission could bring an action under the antitrust laws, including an injunction action, if deemed necessary to protect competition in any relevant market. Moreover, at any time before or after the effective time of the merger, notwithstanding that the applicable waiting period may have expired or been terminated, any state or private party could challenge the merger under the antitrust laws, although a private plaintiff would need to establish that it had the requisite antitrust standing. There can be no assurance that a governmental or private challenge to the merger will not be made or that, if a challenge is made, the parties would prevail.

        We are not aware of any other material governmental or regulatory approval required for the completion of the merger, other than compliance with the applicable corporate law of the State of Delaware.

Hedging Activities

        In connection with the announcement of the merger agreement, in order to reduce the price sensitivity associated with future oil and gas prices, Noble Energy entered into additional financial derivative transactions ("hedges") using its own production that was available to be hedged. The natural gas hedges totaled 130 million British thermal units ("MMBTU") per day starting in May 2005 through December 2005 and 170 MMBTUs per day for 2006 through 2008. The crude oil hedges totaled 13,100 barrels of oil per day starting in May 2005 through December 2005 and approximately 16,700 barrels of oil per day for 2006 through 2008. These hedges consist of fixed price swaps that average $6.167 per MMBTU for natural gas and $39.30 per barrel of oil. Prior to the closing of the merger, Noble Energy may enter into additional financial derivative transactions using its existing production.

        The merger agreement provides that if Noble Energy terminates the merger agreement within three business days of receiving notification that the Patina board of directors has made an adverse recommendation change, or resolved to make such a change (in either case for any reason other than a superior proposal), Patina would be required to reimburse Noble Energy for up to $45.0 million of actual losses realized by Noble Energy with respect to certain hedges for the years 2006 through 2008. In addition, pursuant to the merger agreement, prior to the closing of the merger, Patina has agreed to terminate its existing hedge positions.

        For additional information regarding Noble Energy's hedges, including hedging not connected with the announcement of the merger agreement, please see Noble Energy's previous SEC filings.

Accounting Treatment

        The merger will be accounted for as a "purchase," as that term is used under GAAP, for accounting and financial reporting purposes. Patina will be treated as the acquired corporation for accounting and financial reporting purposes. Patina's assets, liabilities and other items will be adjusted to their estimated fair value on the closing date of the merger and combined with the historical book values of the assets and liabilities of Noble Energy. Applicable income tax effects of these adjustments will be included as a component of the combined company's deferred tax asset or liability. The difference between the estimated fair value of the assets (including separately identifiable intangible assets, such as core deposit intangibles), liabilities and other items (adjusted as discussed above) and the purchase price will be recorded as goodwill. Financial statements of Noble Energy issued after the merger will reflect the values and will not be restated retroactively to reflect the historical financial position or results of operations of Patina.

Financial Interests of Patina's Directors and Executive Officers in the Merger

        In considering the recommendations of the Patina board of directors with respect to the merger agreement, you should be aware that Patina's directors and executive officers have financial and other interests in the merger in addition to their interests as stockholders of Patina. The Patina board of directors was aware of these additional interests and considered them, among other matters, in reaching its decision to approve the merger agreement and to recommend that Patina stockholders vote to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement.

Board of Directors

        The merger agreement provides that Noble Energy will increase the size of its board of directors by two members and that, following the merger, Noble Energy will appoint Thomas J. Edelman and Jeffrey L. Berenson, who are currently members of the Patina board of directors, to fill the vacancies created by such increase. Noble Energy has also agreed to recommend that Mr. Edelman and Mr. Berenson be elected to the Noble Energy board of directors at the first annual meeting of Noble Energy stockholders following the merger.

Stock Options

        Pursuant to their terms and the Patina stock option plans, all options to acquire Patina common stock, including stock options held by directors and executive officers of Patina, that are outstanding prior to the merger will automatically become vested and exercisable. The merger agreement provides that each stock option that is outstanding and unexercised immediately prior to the effective time of the merger will be converted into an option to acquire shares of Noble Energy common stock. For a more complete description of the terms of the new Noble Energy stock options, see above under the heading "—Treatment of Options."

        The following table sets forth, as of April 7, 2005, the number of shares of Patina common stock subject to vested and unvested stock options held by Patina's directors and executive officers and the estimated value of of those stock options based on the closing price of Patina of $40.83 per share on April 7, 2005:

Name	Title	Number of Shares Subject to Unvested Options	Estimated Value of Unvested Options	Number of Shares Subject to Vested Options	Estimated Value of Vested Options
Thomas J. Edelman	Chairman, Chief Executive Officer, President and Chairman of the Board	586,002	$8,241,994	1,181,180	$36,011,257
Jay W. Decker	Former President and Director, resigned December 22, 2004	219,002	$4,850,864	—	$—
David J. Kornder	Executive Vice President, Chief Financial Officer, and Director	268,002	$3,946,874	403,506	$11,841,390
Andrew M. Ashby	Senior Vice President — Operations	137,602	$1,469,831	83,677	$2,209,148
Ted D. Brown	Senior Vice President — Operations	90,700	$511,596	—	$—
Barton R. Brookman	Vice President — Operations	54,902	$711,302	20,526	$520,981
Marianne N. Hallinan	Vice President — Human Resources and Associate General Counsel	49,900	$411,272	—	$—
James A. Lillo	Vice President — Acquisitions	56,802	$737,011	12,126	$395,065
Scott J. Reasoner	Vice President — Operations	45,000	$486,178	13,390	$272,536
Terry L. Ruby	Vice President — Land	11,502	$313,314	1,126	$36,685
Donald R. Shaw	Vice President — Asset Development	78,702	$952,040	—	$—
David W. Siple	Vice President — Land	49,002	$621,239	19,626	$507,490
Michael N. Stefanoudakis	Vice President and General Counsel	71,200	$569,936	—	$—
Michael J. Wendling	Vice President — Reservoir Engineering	44,902	$483,508	29,966	$791,030
Charles E. Bayless	Director	12,750	$181,800	2,250	$32,850
Jeffrey L. Berenson	Director	24,692	$558,707	14,060	$381,965
Robert J. Clark	Director	24,692	$568,085	45,312	$1,420,623
Elizabeth K. Lanier	Director	24,692	$568,085	45,312	$1,420,623
Alexander P. Lynch	Director	24,692	$568,085	45,312	$1,420,623
Paul M. Rady	Director	24,692	$568,085	45,312	$1,420,623
Jon R. Whitney	Director	12,750	$181,800	2,250	$32,850

Restricted Stock

        Pursuant to their terms, all shares of restricted Patina common stock held by Patina's directors and executive officers that are outstanding but unvested prior to the merger will become fully vested. In the merger, these shares will be treated in the same manner as other shares of Patina common stock (as described above under the heading "—Merger Consideration").

        The following table sets forth, as of April 7, 2005, the number of shares of unvested restricted Patina common stock held by Patina's directors and executive officers and the estimated value of such shares based on the closing price of Patina of $40.83 per share on April 7, 2005:

Name	Title	Unvested Shares of Restricted Stock Held	Estimated Value of Unvested Restricted Shares
Thomas J. Edelman	Chairman, Chief Executive Officer, President and Chairman of the Board	7,000	$285,810
Jay W. Decker	Former President and Director, resigned December 22, 2004	5,250	$214,358
David J. Kornder	Executive Vice President, Chief Financial Officer, and Director	4,200	$171,486
Andrew M. Ashby	Senior Vice President — Operations	2,100	$85,743
Ted D. Brown	Senior Vice President — Operations	12,000	$489,960
Barton R. Brookman	Vice President — Operations	1,400	$57,162
Marianne N. Hallinan	Vice President Human Resources and Associate General Counsel	—	—
James A. Lillo	Vice President — Acquisitions	1,400	$57,162
Scott J. Reasoner	Vice President — Operations	—	—
Terry L. Ruby	Vice President — Land	1,400	$57,162
Donald R. Shaw	Vice President — Asset Development	—	—
David W. Siple	Vice President — Land	1,400	$57,162
Michael N. Stefanoudakis	Vice President and General Counsel	—	—
Michael J. Wendling	Vice President — Reservoir Engineering	—	—
Charles E. Bayless	Director	2,000	$81,660
Jeffrey L. Berenson	Director	3,400	$138,822
Robert J. Clark	Director	3,400	$138,822
Elizabeth K. Lanier	Director	3,400	$138,822
Alexander P. Lynch	Director	3,400	$138,822
Paul M. Rady	Director	3,400	$138,822
Jon R. Whitney	Director	2,000	$81,660

Employment Agreement with Mr. Edelman

        Thomas J. Edelman, Patina's Chairman, President and Chief Executive Officer, is party to an employment agreement with Patina. The agreement provides that, upon a change in control of Patina, all of Mr. Edelman's stock options and other stock-based awards and all his unvested rights under other Patina employee benefit plans will automatically vest. In addition, the agreement provides that if Mr. Edelman's employment with Patina terminates for any reason within 12 months after a change in control, Mr. Edelman will receive all accrued salary and unpaid bonus (including a partial year bonus for 2005). In addition, Mr. Edelman will receive a cash severance payment equal to two and one-half times the sum of (1) Mr. Edelman's base salary for 2004, (2) the bonus paid to Mr. Edelman in 2004 plus the full amount payable to Mr. Edelman under Patina's Long Term Incentive Program for Chief Executive Officer, (3) 100% of the contribution Patina would have made to Mr. Edelman's 401(k) account for the year in which Mr. Edelman's employment was terminated, and (4) 100% of the matching deferral under Patina's deferred compensation plan for the year in which Mr. Edelman's employment was terminated, assuming Mr. Edelman deferred the maximum amount pursuant to such plans. Mr. Edelman will be entitled to the continuation for 24 months of medical, disability and life insurance benefits. Mr. Edelman will also be entitled to a tax gross-up payment in the event he is subject to excise taxes under Sections 280G and 4999 of the Internal Revenue Code on amounts payable to him. The approval of the merger by Patina stockholders will constitute a change in control under the agreement. Mr. Edelman will not continue his employment with Patina after the effective time of the merger, and so he will be entitled to the severance payment and other benefits provided in the agreement. Mr. Edelman will receive an aggregate severance payment under the agreement as a result of the merger of approximately $11,500,000.

Change in Control Plan

        Patina has a change in control plan in which all of Patina's executive officers (other than Mr. Edelman) and other employees participate. The plan provides that, upon a change in control, all the executive officers' stock options and other stock-based awards and all the executive officers' unvested rights under other Patina employee benefit plans will automatically vest. In addition, each executive officer will receive a cash severance payment in the event that his or her employment is terminated without "cause" within one year of a change in control or if he or she resigns after a "material change" that occurs within one year of a change in control. The amount of the severance payment for any executive officer is generally equal to the sum of 200% of the executive officer's base compensation for 2004, 100% of the executive officer's accrued but unpaid bonus (including a pro rated partial year bonus for 2005) and 150% of the annual bonus actually paid to the executive officer in 2004 in respect of Patina's 2003 fiscal year. Under the plan, "cause" includes acts of dishonesty constituting a felony and willful malfeasance or misconduct; and "material change" includes a change in status, position or responsibilities other than a promotion and a reduction in base compensation or certain benefits. The approval of the merger by Patina stockholders will constitute a change in control under the plan. The executive officers of Patina would be entitled to receive aggregate severance payments of approximately $7.6 million, plus pro rated partial year bonuses for 2005, if the change in control plan were triggered with respect to all Patina executive officers.

Consulting Agreements

        Noble Energy has agreed to enter into consulting agreements with each of Mr. Edelman and David J. Kornder, Patina's Executive Vice President, Chief Financial Officer and Secretary. Pursuant to the proposed consulting agreements, Mr. Edelman and Mr. Kornder will serve as consultants to the combined company for a period of 12 months following the merger, in exchange for monthly retainers of $50,000 and $35,000, respectively.

Separation and Consulting Agreement

        Patina has entered into a separation and consulting agreement with Jay W. Decker, Patina's former President and director. Pursuant to this agreement, Mr. Decker resigned as President and director of Patina effective December 22, 2004 and agreed to serve as a consultant to Patina from such date until the later of (1) June 30, 2005 and (2) 90 days after the effective time of the merger, in consideration of a monthly retainer of $50,000. In addition, pursuant to the agreement, Mr. Decker's stock options and restricted stock awards will continue to vest in accordance with their existing vesting schedule (subject to acceleration on closing of the merger) and Mr. Decker will receive a payment of approximately $2.9 million, the amount he would have received under Patina's change in control plan had he continued as President, if the merger is completed on or before December 31, 2005.

Continuing Employment with Noble Energy

        Subject to completion of the merger, Noble Energy has offered continuing employment following the merger to each of Andrew Ashby, Ted Brown, Scott Reasoner, Donald Shaw and David Siple, which offers have been accepted. These individuals will receive base salary and annual bonus opportunities that are substantially similar to those currently provided by Patina, and they will participate in Noble Energy's short- and long-term incentive plans and other employee benefit plans and programs in which similarly situated management employees of Noble Energy participate. Each of these individuals will also be paid certain nonrecurring payments by Noble Energy during their first year of employment with Noble Energy, the total amount of which will be roughly equal to the cash benefits to which the individual would have been entitled under the Patina's change in control plan had the individual's employment been terminated without "cause" (as described above, "—Change in Control Plan").

Deferred Compensation Plan

        Patina maintains two deferred compensation plans through which its executive officers and certain other employees defer the receipt of compensation and receive contributions from Patina. The plans provide that, immediately prior to a change in control, the interests of participants in the plans automatically vest. In addition, a participant may be entitled to a tax gross-up payment in the event that he or she is required to accept a plan distribution prior to the date the participant had otherwise elected for such distribution under the plan as a result of a participant's termination without cause in connection with a change in control, or as a result of any amendment or termination of a plan in connection with a change in control. The approval of the merger by Patina stockholders will constitute a change in control under the plans.

        The merger agreement provides that Noble Energy will take certain actions, and refrain from taking certain actions, with respect to the deferred compensation plans regarding compliance with Section 409A of the Internal Revenue Code, and that Noble Energy will indemnify and hold harmless the participants in the plans, including Patina's executive officers, on an after-tax basis from any tax or interest penalty imposed under Section 409A as a result of a failure by Noble Energy to comply with those obligations. These provisions of the merger agreement are further described above under the heading "—Employee Benefit Plans and Existing Agreements."

Indemnification and Insurance

        The merger agreement provides that, after the effective time of the merger, Noble Energy will indemnify, defend and hold harmless the present and former officers, directors, employees and agents of Patina and its subsidiaries in such capacities to the fullest extent that Patina or its subsidiaries would have been required to do so in accordance with the provisions of each indemnification or similar agreement between Patina or any of its subsidiaries and any such individual, in each case against any losses, damages, expenses or liabilities resulting from any claim, liability, loss, damage, cost or expense, asserted against, or incurred by, any such individual that is based on the fact that such individual is or was a director, officer, employee or agent of Patina or its subsidiaries and arising out of actions or omissions or alleged actions or omissions occurring at or prior to the effective time of the merger. Noble Energy will also take all necessary actions to ensure that its director's and officer's liability insurance continues to cover Messrs. Edelman and Berenson and each officer and director of Patina, in each case so long as they remain employed or retained by Noble Energy or any affiliate of Noble Energy (including the surviving corporation) as an officer or director and, to the extent Noble Energy's current directors' and officers' liability insurance policy covers consultants, as a consultant, on terms that are no less favorable than those enjoyed by Noble Energy's other directors and officers.

        In addition, the merger agreement provides that prior to the closing of the merger, Patina will purchase, and after the effective time of the merger the surviving corporation will maintain, directors' and officers' liability insurance covering, for a period of six years after the effective time of the merger, the directors and officers of Patina and its subsidiaries who are currently covered by Patina's existing directors' and officers' liability insurance with respect to claims arising from facts or events that occurred before the effective time of the merger, on terms and conditions no less favorable to such directors and officers than those in effect on December 15, 2004; provided, however, that the aggregate annual premiums for such insurance at any time during such period may not exceed 175% of the per annum rate of premium currently paid by Patina and its subsidiaries for such insurance on December 15, 2004. Patina and Noble Energy have agreed that, in the event that such insurance cannot be obtained for 175% of the per annum rate of premium currently paid by Patina, Noble Energy will nonetheless be obligated to provide such directors' and officers' liability insurance as may be obtained for such sum.

Restrictions on Resales by Affiliates

        Shares of Noble Energy common stock to be issued to Patina stockholders in the merger have been registered under the Securities Act, as amended, and may be traded freely and without restriction by those stockholders not deemed to be affiliates (as that term is defined under the Securities Act) of Patina. Any subsequent transfer of shares, however, by any person who is an affiliate of Patina at the time the merger is submitted for a vote of the Patina stockholders will, under existing law, require either:

  •
  the further registration under the Securities Act of the Noble Energy common stock to be transferred;

  •
  compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

  •
  the availability of another exemption from registration.

        An "affiliate" of Patina is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Patina. These restrictions are expected to apply to the directors and executive officers of Patina and the holders of 10% or more of the outstanding Patina common stock. The same restrictions apply to the spouses and certain relatives of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Noble Energy will give stop transfer instructions to the transfer agent with respect to the shares of Noble Energy common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

PROPOSED AMENDMENT TO NOBLE ENERGY'S CERTIFICATE OF INCORPORATION

        Noble Energy presently is authorized to issue 104 million shares of capital stock, divided into 100 million shares of Noble Energy common stock and 4.0 million shares of preferred stock. As of March 31, 2005, 62,787,416 shares of Noble Energy common stock were issued, including 3,549,976 treasury shares, and 59,237,440 shares of Noble Energy common stock were outstanding. As of March 31, 2005, a total of 5,356,477 shares of Noble Energy common stock were available for delivery in the future in respect of awards that have been or are authorized to be made under Noble Energy's stock based compensation plans, which amount did not include an estimated 4.0 million shares that would become issuable upon conversion of existing Patina stock options under the terms of the merger agreement. Based upon the number of shares of Patina common stock outstanding on April 7, 2005, approximately 27.8 million shares of Noble Energy common stock are estimated to be issued in the merger upon the conversion of Patina common stock. As of March 31, 2005, no shares of preferred stock of Noble Energy were issued and no other class of capital stock of Noble Energy was authorized.

        The Noble Energy board of directors has approved an amendment to Noble Energy's certificate of incorporation to increase the number of authorized shares of Noble Energy common stock from 100 million to 250 million. Noble Energy has a sufficient number of authorized shares under Noble Energy's certificate of incorporation to complete the merger. Therefore, approval of the amendment to increase the number of authorized shares of common stock is not a condition to the merger.

        The Noble Energy board of directors believes that an increase is advisable and in the best interests of Noble Energy and Noble Energy stockholders. Following the merger, in the event that the amendment to Noble Energy's certificate of incorporation is not approved, Noble Energy will have approximately 13.0 million authorized and unissued shares of Noble Energy common stock, which amount includes those unissued shares of Noble Energy common stock reserved for issuance in respect of awards that have been or are authorized to be made under Noble Energy's Stock based Compensation Plans and existing Patina options that will convert into Noble Energy options under the terms of the merger agreement. The Noble Energy board of directors believes that an increase in authorized shares of Noble Energy common stock to 250 million will give Noble Energy greater flexibility in the future by allowing Noble Energy the latitude to declare stock dividends or stock splits, to use its common stock to acquire other assets (for example, the merger) or to issue its common stock for other corporate purposes, including stock dividends, raising additional capital, issuance pursuant to employee and director stock plans and possible future acquisitions. There are no current plans, understandings or arrangements for issuing a material number of additional shares of Noble Energy common stock from the additional shares proposed to be authorized pursuant to the amendment.

        The issuance of shares of Noble Energy common stock, including the additional shares that would be authorized if the proposed amendment is adopted, may dilute the present equity ownership position of current holders of Noble Energy common stock and may be made without stockholder approval, unless otherwise required by applicable laws or stock exchange regulations. The amendment might also have the effect of discouraging an attempt by another person or entity through the acquisition of a substantial number of shares of Noble Energy common stock, to acquire control of Noble Energy with a view to consummating a merger, sale of all or any part of Noble Energy's assets, or a similar transaction, because the issuance of new shares could be used to dilute the stock ownership of such person or entity.

        All shares of Noble Energy common stock, including those now authorized and those that would be authorized by the proposed amendment to Noble Energy's certificate of incorporation, are equal in rank and have the same voting, dividend and liquidation rights. Holders of Noble Energy common stock do not have preemptive rights.

        Pursuant to Noble Energy's rights plan, one series A junior participating preferred stock purchase right will be issued with each share of Noble Energy common stock. See "Description of Noble Energy Capital Stock—Rights Agreement" below.

        The Noble Energy board of directors unanimously recommends that Noble Energy stockholders vote "FOR" approval of the amendment to Noble Energy's certificate of incorporation.

        To effect the increase in authorized shares of Noble Energy common stock, it is proposed that the first sentence of Article Fourth of Noble Energy's Restated Certificate of Incorporation be amended to read in its entirety as follows:

    "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 254,000,000 shares, consisting of (1) 4,000,000 shares of Preferred Stock, $1.00 par value ("Preferred Stock"), and (2) 250,000,000 shares of Common Stock, $3.33 1/3 par value ("Common Stock")."

        The affirmative vote of the holders of a majority of the outstanding shares of Noble Energy common stock is required to approve the amendment to Noble Energy's certificate of incorporation. Unless a contrary choice is specified, proxies solicited by the Noble Energy board of directors will be voted for the amendment.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma condensed combined financial information and explanatory notes present how the combined financial statements of Noble Energy and Patina may have appeared had the businesses actually been combined as of December 31, 2004 (with respect to the balance sheet information using currently available fair value information) or as of January 1, 2004 (with respect to statements of operations information). The unaudited pro forma condensed combined financial information shows the impact of the merger of Noble Energy and Patina on the companies' respective historical financial positions and results of operations under the purchase method of accounting with Noble Energy treated as the acquirer. Under this method of accounting, the assets and liabilities of Patina will be recorded by Noble Energy at their estimated fair values as of the date the merger is completed. The unaudited pro forma condensed combined financial information combines the historical financial information of Noble Energy and Patina as of and for the year ended December 31, 2004. The unaudited pro forma condensed combined balance sheet as of December 31, 2004 assumes the merger was completed on that date. The unaudited pro forma condensed combined statements of operations give effect to the merger as if the merger had been completed on January 1, 2004.

        The merger agreement was announced on December 16, 2004 and provides for Noble Energy to issue approximately 27.3 million shares of common stock and $1.1 billion in cash consideration to Patina common stockholders (in each case subject to upward adjustment in the event that any shares of Patina common stock are issued in accordance with the merger agreement pursuant to the exercise of Patina stock options or Patina warrants or otherwise). The unaudited pro forma condensed combined financial information has been derived from and should be read together with the historical consolidated financial statements and the related notes of both Noble Energy and Patina, which are incorporated in this document by reference.

        The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined companies had the companies actually been combined and had the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, been considered. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the allocation of the purchase price reflected in the pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded upon the effective time of the merger.

Noble Energy, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2004
(Amounts in thousands)

	Noble Energy	Patina	Adjustments		Pro Forma Combined
Assets
Current Assets:
Cash and cash equivalents	$179,794	$3,024	$(3,024	)(a)	$179,794
Accounts receivable — trade, net	407,349	83,444	—		490,793
Derivative financial instruments	28,733	7,256	(7,256	)(a)	28,733
Materials and supplies inventories	12,109	13,592	—		25,701
Income taxes receivable	—	7,137	—		7,137
Deferred taxes	13,039	54,817	25,144	(a)	93,000
Other current assets	28,278	11,950	(11,950	)(a)	28,278
Probable insurance claims	65,000	—	—		65,000

Total Current Assets	734,302	181,220	2,914		918,436

Property, Plant and Equipment, at cost
Proved properties	4,142,078	1,884,003	370,597	(a)	6,396,678
Unproved properties	150,483	9,066	1,012,734	(a)	1,172,283
Other PP&E	56,707	18,622	(8,681	)(a)	66,648
Less: accumulated depreciation, depletion and amortization	(2,016,318)	(690,075)	690,075	(a)	(2,016,318)

Total property, plant and equipment, net	2,332,950	1,221,616	2,064,725		5,619,291

Investment in Unconsolidated Subsidiaries	231,795	—	—		231,795
Other Assets	144,124	26,203	29,810	(a)	200,137
Goodwill	—	—	1,103,159	(a)	1,103,159

Total Assets	$3,443,171	$1,429,039	$3,200,608		$8,072,818

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable — trade	$431,521	$105,822	$—		$537,343
Derivative financial instruments	50,304	151,512	(151,512	)(a)	50,304
Asset retirement obligation	79,568	—	—		79,568
Interest payable	11,439	—	—		11,439
Other current liabilities	27,320	28,135	—		55,455
Income taxes — current	64,852	—	—		64,852

Total Current Liabilities	665,004	285,469	(151,512)		798,961

Deferred Income Taxes	183,351	203,473	725,143	(a)	1,111,967
Deferred Compensation Liability	—	103,634	(123	)(a)	103,511
Asset Retirement Obligation	175,415	31,461	—		206,876
Other Noncurrent Liabilities	79,157	97,183	(66,167	)(a)	110,173
Long-Term Debt	880,256	297,000	1,334,392	(a)	2,511,648

Total Liabilities	1,983,183	1,018,220	1,841,733		4,843,136

Shareholders' Equity:
Common stock	208,576	728	90,349	(a)	299,653
Capital in excess of par value	500,034	207,017	1,519,098	(a)	2,226,149
Treasury stock	(75,956)	(6,945)	(40,553	)(a)	(123,454)
Deferred compensation	(1,671)	(1,011)	1,011	(a)	(1,671)
Retained earnings	843,792	341,492	(341,492	)(a)	843,792
Accumulated other comprehensive loss	(14,787)	(130,462)	130,462	(a)	(14,787)

	1,459,988	410,819	1,358,875		3,229,682

Total Liabilities and Shareholders' Equity	$3,443,171	$1,429,039	$3,200,608		$8,072,818

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Noble Energy, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2004
(Amounts in thousands except per share)

	Noble Energy	Patina	Adjustments		Pro Forma Combined
Revenues
Oil and gas sales and royalties	$1,174,199	$544,815	$17,795	(b)	$1,736,809
Gathering, marketing and processing	49,250	—	—		49,250
Electricity sales	58,627	—	—		58,627
Income from unconsolidated subsidiaries	69,100	—	—		69,100
Other revenues	—	16,186	(16,186	)(e)	—

Total revenues	1,351,176	561,001	1,609		1,913,786

Costs and Expenses
Oil and gas operations	158,695	71,596	—		230,291
Production taxes and transportation	46,575	46,034	17,795	(b)	110,404
Oil and gas exploration	117,001	2,058	—		119,059
Gathering, marketing and processing	37,699	—	—		37,699
Electricity generation	47,788	—	—		47,788
Depreciation, depletion and amortization	308,855	126,849	42,350	(c)	478,054
Impairment of operating assets	9,885	—	—		9,885
Selling, general and administrative	59,091	26,390	—		85,481
Deferred compensation adjustment	—	31,722	—		31,722
Accretion of asset retirement obligation	9,352	—	1,499	(c)	10,851
Loss on involuntary conversion of assets	1,000	—	—		1,000
Interest expense	48,227	12,563	45,305	(d)	106,095
Other expense (income), net	(9,033)	301	(16,186	)(e)	(24,918)

Total Costs and Expenses	835,135	317,513	90,763		1,243,411

Income Before Taxes	516,041	243,488	(89,154)		670,375
Income Tax Provision (Benefit)	202,191	92,525	(34,959	)(f)	259,757

Income From Continuing Operations	$313,850	$150,963	$(54,195)		$410,618

Income From Continuing Operations Per Share
Basic	$5.39				$4.85
Diluted	$5.30				$4.69
Weighted Average Shares Outstanding
Basic	58,275		26,366	(g)	84,641
Diluted	59,226		28,291	(g)	87,517

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

NOBLE ENERGY, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

As of and For the Year Ended December 31, 2004

Note 1    Basis of Presentation

        The accompanying unaudited pro forma condensed combined balance sheet of Noble Energy as of December 31, 2004 has been prepared to give effect to the merger as if it had occurred on December 31, 2004.

        The accompanying unaudited pro forma condensed combined statement of operations of Noble Energy for the year ended December 31, 2004 has been prepared to give effect to the merger as if the merger had occurred on January 1, 2004.

        Noble Energy and Patina both use the successful efforts method of accounting for their oil and gas producing activities.

        Noble Energy will account for the merger using the purchase method of accounting for business combinations. Under the purchase method of accounting, Noble Energy is deemed to be the acquirer for accounting purposes based on a number of factors determined in accordance with GAAP. The purchase method of accounting requires that Patina assets acquired and liabilities assumed by Noble Energy be recorded at their estimated fair values.

Note 2    Pro Forma Adjustments Related to the Merger

        The unaudited pro forma condensed combined balance sheet includes the following adjustments:

(a)
These adjustments reflect the elimination of the components of Patina's historical stockholders' equity, the purchase price paid by Noble Energy and adjustments to the historical book values of Patina's assets and liabilities as of December 31, 2004 to their estimated fair values, in accordance with purchase accounting. The following table represents the preliminary allocation of the total purchase price of Patina to the assets acquired and the liabilities assumed based on the preliminary estimates of fair value.

	(in thousands, except stock price)
Shares of Noble Energy common stock to be issued to Patina	27,323	(i)
Average Noble Energy common stock price	$60.36	(i)

Fair value of common stock to be issued	$1,649,118
Cash consideration paid to Patina stockholders	1,078,049	(i)
Plus: estimated cash consideration paid to Patina warrant holders	8,894	(ii)
Plus: estimated Noble Energy merger costs	17,500	(iii)
Plus: estimated fair value of Patina employee stock options and warrants	168,074	(iv)

Total Purchase Price	2,921,635
Plus: liabilities assumed by Noble Energy
Current liabilities	133,957
Fair value of long-term debt, net of cash acquired	526,949	(v)
Asset retirement obligations	31,461
Other non-current liabilities	31,016
Deferred compensation liability (see Note 3)	103,511
Deferred income taxes	928,616

Total Purchase Price Plus Liabilities Assumed	$4,677,145

	(in thousands)
Fair Value of Patina Assets:
Current assets	$184,134
Proved oil and gas properties	2,254,600
Unproved oil and gas properties	1,021,800
Other non-current assets	65,954
Treasury stock held in deferred compensation plan (see Note 3)	47,498
Goodwill	1,103,159	(vi)

Total Fair Value of Patina Assets	$4,677,145

(i)
Under the terms of the merger agreement, total consideration for the shares of Patina is fixed at approximately $1.1 billion in cash and approximately 27.3 million Noble Energy shares (in each case subject to upward adjustment up to a maximum of approximately $1.2 billion in cash and 30.7 million shares, in the event that any shares of Patina common stock are issued in accordance with the merger agreement pursuant to the exercise of Patina stock options or Patina warrants or otherwise). The average Noble Energy common stock price of $60.36 was based on the average of the closing prices of Noble Energy common stock during the five business days commencing two days before the merger was announced. For purposes of preparing the unaudited pro forma condensed combined financial statements, we have assumed that none of the Patina options or warrants are exercised subsequent to December 31, 2004 and prior to the closing of the merger (see (iv) below).

(ii)
In accordance with the terms of the Patina warrants, upon closing of the merger, all of the warrants outstanding will be exercisable for the consideration that would have been received in the merger by a holder of the number of shares of Patina common stock purchasable under such warrants, assuming such shares were no election shares and received the consideration received by a majority of the no election shares. For purposes of preparing the unaudited pro forma condensed combined financial statements, we have assumed that (x) all 1.0 million Patina warrants are outstanding as of the closing of the merger and (y) the warrants will become exercisable for 60% Noble Energy common stock and 40% cash. After applying the exchange ratio based on an estimated average Noble Energy common stock price of $60.36, the warrants would be exercisable for approximately 375,095 shares of Noble Energy common stock and $8.9 million in cash.

(iii)
The total purchase price includes $17.5 million of estimated merger costs to be incurred by Noble Energy. These costs include investment banking expenses, legal and accounting fees, printing expenses and other merger related costs. These costs have been added to long-term debt in the unaudited pro forma condensed combined balance sheet.

(iv)
All Patina stock options and, to the extent not paid in cash, Patina warrants will be converted in the merger into Noble Energy stock options and Noble Energy warrants. The fair values of the Patina options and Patina warrants outstanding at December 31, 2004 were estimated using Black-Scholes valuation assumptions, including expected life, volatility, risk free interest rates and the expected dividend yield.

(v)
The fair value of long-term debt, net of cash acquired, was estimated as follows (in 000's):

Patina debt balance, December 31, 2004	$297,000
Termination of hedges—current	144,256	(1)
Termination of hedges—non current	66,167	(1)
Return of third party margin deposits	(11,950	)(1)
Estimated merger costs	12,500
Estimated employee benefit plan costs	22,000
Less cash acquired	(3,024)

Total	$526,949

  (1)
  These adjustments assume the settlement, net of third party margin deposits, of Patina's hedging instruments on December 31, 2004, (pursuant to the merger agreement, at the request of Noble Energy the hedges will be terminated prior to closing). These settlements result in the recognition of a current deferred tax asset as a result of the realized losses on the settlements.

(vi)
The preliminary allocation of purchase price includes approximately $1.1 billion of goodwill. Approximately $700 million results from deferred income tax liabilities recorded to goodwill due to the excess of book basis over tax basis. The significant factors that contributed to the recognition of goodwill include, but are not limited to, economies of scale in connection with our existing domestic operations, and the ability to acquire an established business with an assembled workforce with technological and operational expertise in tight gas sand formations. In July 2001, the Financial Accounting Standards Board issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. As a result of these two pronouncements, goodwill recorded in connection with business combinations is no longer amortized but rather tested for impairment at least annually. Accordingly, the accompanying unaudited pro forma condensed combined statements of operations include no amortization of the goodwill to be recorded in the merger.

        The purchase price allocation is preliminary and is subject to change due to several factors, including, but not limited to: (1) changes in the fair values of Patina's assets and liabilities as of the effective time of the merger; (2) the actual merger costs incurred; (3) the number of Patina shares, warrants, stock options and restricted stock outstanding at the closing date of the merger, and (4) changes in Noble Energy valuation estimates that may be made between now and the time the purchase price allocation is finalized. These changes will not be known until after the closing date of the merger.

  The unaudited pro forma condensed combined statements of operations include the following adjustments:

(b)
This adjustment reclassifies Patina's historical gathering, processing, and marketing costs and transportation expenses to conform with Noble Energy's presentation.

(c)
These adjustments increase Patina's historical depletion expense associated with oil and gas properties based on the pro forma allocation of purchase price and reclassify accretion expense of the asset retirement obligation to conform with Noble Energy's presentation.

(d)
This adjustment increases interest expense for the effect of the additional debt assumed from the merger and the amounts borrowed under Noble Energy's new five year credit facility and the amortization of the related debt issuance costs. The interest rate used in the calculation of interest expense is based on an expected interest rate of 3.51%. A 1/8 percentage point change in the interest rate would result in an adjustment to pro forma income from continuing operations of approximately $2.0 million for the year ended December 31, 2004. See Note 5.

(e)
This adjustment reclassifies Patina's historical other revenue amounts to conform with Noble Energy's presentation.

(f)
This adjustment records the income tax impact of the depletion expense and the interest expense pro forma adjustments at an effective income tax rate of 37.3% and adjusts Patina's historical tax provisions to the combined effective tax rate.

(g)
These adjustments reflect Noble Energy's weighted average basic and diluted common shares outstanding during the year ended December 31, 2004 based on the estimated Noble Energy common stock to be issued in the merger. See Note 4.

Note 3    Deferred Compensation Plan

        These pro forma adjustments represent the assumption of Patina's existing deferred compensation plan by Noble Energy. The assets of the deferred compensation plan are held in a rabbi trust and are comprised of mutual fund investments and Patina common stock. The unaudited pro forma condensed combined balance sheet adjustments assume that the shares of Patina common stock held in the rabbi trust will be allocated 60% in Noble Energy common stock and 40% in cash, with the cash received by the rabbi trust used to purchase additional mutual fund investments. The pro forma deferred compensation liability and treasury stock amount represent the fair value of the deferred compensation liability and treasury stock based on a Noble Energy stock price of $60.36 (see Note 2).

Note 4    Weighted Average Common Shares Outstanding

        Unaudited pro forma condensed combined income from continuing operations per share for the periods presented below has been calculated based on the weighted average number of shares outstanding as follows:

Year ended December 31, 2004
(in thousands)
Basic:
Noble Energy weighted average common shares outstanding	58,275
Patina basic shares outstanding adjusted for the merger (i)	26,366

Pro forma weighted average Noble Energy shares outstanding	84,641

Diluted:
Noble Energy weighted average common shares outstanding	59,226
Patina diluted shares outstanding adjusted for the merger (i)	28,291

Pro forma weighted average Noble Energy shares outstanding	87,517

(i)
The Patina weighted average basic and diluted shares outstanding have been adjusted to give effect to the exchange of Patina common stock for Noble Energy common stock, the vesting of restricted stock, the exchange of the Patina options, and the exchange of the Patina warrants which are not paid in cash.

Note 5    Merger Financing

        Noble Energy has executed a commitment letter with JPMorgan Chase Bank under which JPMorgan Chase Bank has agreed to advance up to $1.3 billion to Noble Energy. These funds, along with capacity available under its two existing $400 million credit facilities, will be utilized to fund the cash portion and to repay a portion of liabilities assumed in the merger. It is expected that JPMorgan Chase Bank will syndicate a part of the $1.3 billion credit facility to a group of financial institutions. This facility will be a senior unsecured revolving credit facility with a five-year term and with other terms and conditions similar to Noble Energy's two existing $400 million credit facilities. It is expected that the loan will bear interest at a rate per annum equal to the London Interbank Offered Rate (2.76% per annum as of March 7, 2005) plus 60 basis points. In addition, there is a facility fee for the loan equal to 15 basis points. Noble Energy will incur approximately $2.5 million of debt issuance costs associated with the $1.3 billion commitment agreement.

Note 6    Unaudited Supplemental Pro Forma Combined Information Related to Oil and Gas Activities

        The following unaudited supplemental pro forma combined information for oil and gas producing activities is presented pursuant to the disclosure requirements of Statement of Financial Accounting Standards No. 69 "Disclosures About Oil and Gas Producing Activities."

Pro Forma Combined Reserve Quantity Information

        The following table sets forth the changes in net reserve quantities of oil and NGLs combined, gas and total proved reserves for Noble Energy, Patina and on a Pro Forma Combined basis for the year ended December 31, 2004:

	Noble Energy			Patina			Pro Forma Combined
	Oil MBbls	Gas MMcf	MBOE	Oil MBbls	Gas MMcf	MBOE	Oil MBbls	Gas MMcf	MBOE
Total Proved Reserves:
UNITED STATES
Balance at January 1, 2004	42,304	558,058	135,314	81,947	1,024,334	252,669	124,251	1,582,392	387,983
Revisions of previous estimates	976	(7,452)	(266)	267	(31,999)	(5,066)	1,243	(39,451)	(5,332)
Extensions, discoveries & other additions	16,760	74,277	29,140	12,324	178,401	42,058	29,084	252,678	71,198
Production	(8,073)	(89,458)	(22,983)	(6,606)	(78,290)	(19,654)	(14,679)	(167,748)	(42,637)
Sales of minerals in place	(2,190)	(30,127)	(7,211)	(816)	(18,033)	(3,822)	(3,006)	(48,160)	(11,033)
Purchases of minerals in place	5,289	14,437	7,695	1,169	14,882	3,649	6,458	29,319	11,344

Balance at December 31, 2004	55,066	519,735	141,689	88,285	1,089,295	269,834	143,351	1,609,030	411,523

ARGENTINA
Balance at January 1, 2004	8,921	2,448	9,329	—	—	—	8,921	2,448	9,329
Revisions of previous estimates	1,995	(937)	1,839	—	—	—	1,995	(937)	1,839
Extensions, discoveries & other additions	—	—	—	—	—	—	—	—	—
Production	(1,085)	(142)	(1,109)	—	—	—	(1,085)	(142)	(1,109)
Sales of minerals in place	—	—	—	—	—	—	—	—	—
Purchases of minerals in place	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	9,831	1,369	10,059	—	—	—	9,831	1,369	10,059

CHINA
Balance at January 1, 2004	10,336	—	10,336	—	—	—	10,336	—	10,336
Revisions of previous estimates	(1,438)	—	(1,438)	—	—	—	(1,438)	—	(1,438)
Extensions, discoveries & other additions	3,024	—	3,024	—	—	—	3,024	—	3,024
Production	(1,421)	—	(1,421)	—	—	—	(1,421)	—	(1,421)
Sales of minerals in place	—	—	—	—	—	—	—	—	—
Purchases of minerals in place	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	10,501	—	10,501	—	—	—	10,501	—	10,501

ECUADOR
Balance at January 1, 2004	—	79,298	13,216	—	—	—	—	79,298	13,216
Revisions of previous estimates	—	(27,398)	(4,566)	—	—	—	—	(27,398)	(4,566)
Extensions, discoveries & other additions	—	75,081	12,514	—	—	—	—	75,081	12,514
Production	—	(7,640)	(1,273)	—	—	—	—	(7,640)	(1,273)
Sales of minerals in place	—	—	—	—	—	—	—	—	—
Purchases of minerals in place	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	—	119,341	19,891	—	—	—	—	119,341	19,891

EQUATORIAL GUINEA
Balance at January 1, 2004	113,198	537,998	202,864	—	—	—	113,198	537,998	202,864
Revisions of previous estimates	(777)	(4,130)	(1,465)	—	—	—	(777)	(4,130)	(1,465)
Extensions, discoveries & other additions	—	400,288	66,715	—	—	—	—	400,288	66,715
Production	(3,691)	(16,747)	(6,482)	—	—	—	(3,691)	(16,747)	(6,482)
Sales of minerals in place	—	—	—	—	—	—	—	—	—
Purchases of minerals in place	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	108,730	917,409	261,632	—	—	—	108,730	917,409	261,632

ISRAEL
Balance at January 1, 2004	—	450,307	75,051	—	—	—	—	450,307	75,051
Revisions of previous estimates	—	(15,441)	(2,574)	—	—	—	—	(15,441)	(2,574)
Extensions, discoveries & other additions	—	—	—	—	—	—	—	—	—
Production	—	(17,573)	(2,929)	—	—	—	—	(17,573)	(2,929)
Sales of minerals in place	—	—	—	—	—	—	—	—	—
Purchases of minerals in place	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	—	417,293	69,548	—	—	—	—	417,293	69,548

NORTH SEA
Balance at January 1, 2004	8,460	13,811	10,762	—	—	—	8,460	13,811	10,762
Revisions of previous estimates	1,037	1,552	1,296	—	—	—	1,037	1,552	1,296
Extensions, discoveries & other additions	4,414	685	4,528	—	—	—	4,414	685	4,528
Production	(2,459)	(4,130)	(3,147)	—	—	—	(2,459)	(4,130)	(3,147)
Sales of minerals in place	(2,116)	(204)	(2,150)	—	—	—	(2,116)	(204)	(2,150)
Purchases of minerals in place	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	9,336	11,714	11,289	—	—	—	9,336	11,714	11,289

TOTAL
Balance at January 1, 2004	183,219	1,641,920	456,872	81,947	1,024,334	252,669	265,166	2,666,254	709,541
Revisions of previous estimates	1,793	(53,806)	(7,174)	267	(31,999)	(5,066)	2,060	(85,805)	(12,240)
Extensions, discoveries & other additions	24,198	550,331	115,921	12,324	178,401	42,058	36,522	728,732	157,979
Production	(16,729)	(135,690)	(39,344)	(6,606)	(78,290)	(19,654)	(23,335)	(213,980)	(58,998)
Sales of minerals in place	(4,306)	(30,331)	(9,361)	(816)	(18,033)	(3,822)	(5,122)	(48,364)	(13,183)
Purchases of minerals in place	5,289	14,437	7,695	1,169	14,882	3,649	6,458	29,319	11,344

Balance at December 31, 2004	193,464	1,986,861	524,609	88,285	1,089,295	269,834	281,749	3,076,156	794,443

Proved Developed Reserves:
United States	32,390	430,513	104,142	65,455	767,603	193,389	97,845	1,198,116	297,531
Argentina	7,539	1,118	7,725	—	—	—	7,539	1,118	7,725
China	10,501	—	10,501	—	—	—	10,501	—	10,501
Ecuador	—	119,341	19,891	—	—	—	—	119,341	19,891
Equatiorial Guinea	108,730	447,347	183,288	—	—	—	108,730	447,347	183,288
Israel	—	360,428	60,071	—	—	—	—	360,428	60,071
North Sea	9,336	11,714	11,289	—	—	—	9,336	11,714	11,289

Balance at December 31, 2004	168,496	1,370,461	396,907	65,455	767,603	193,389	233,951	2,138,064	590,296

Pro Forma Combined Standardized Measure of Discounted Future Net Cash Flows

        The following tables set forth the standardized measure of discounted future net cash flows relating to proved oil and gas reserves of Noble Energy, Patina and on a Pro Forma Combined basis as of December 31, 2004, as well as changes therein for the year then ended for Noble Energy, Patina and on a Pro Forma Combined basis:

	Noble Energy	Patina	Pro Forma Combined
	($ in millions)
UNITED STATES
Future cash inflows	$5,429	$9,773	$15,202
Future production costs	(1,135)	(2,471)	(3,606)
Future development costs	(364)	(1,126)	(1,490)
Future income tax expense	(1,219)	(2,021)	(3,240)

Future net cash flows	2,711	4,155	6,866
10% annual discount factor for estimated timing of cash flows	(1,104)	(2,056)	(3,160)

Standardized measure of discounted future net cash flows	$1,607	$2,099	$3,706

EQUATORIAL GUINEA
Future cash inflows	$4,358	$—	$4,358
Future production costs	(490)	—	(490)
Future development costs	(83)	—	(83)
Future income tax expense	(1,704)	—	(1,704)

Future net cash flows	2,081	—	2,081
10% annual discount factor for estimated timing of cash flows	(1,079)	—	(1,079)

Standardized measure of discounted future net cash flows	$1,002	$—	$1,002

ECUADOR
Future cash inflows	$377	$—	$377
Future production costs	(42)	—	(42)
Future development costs	(16)	—	(16)
Future income tax expense	(129)	—	(129)

Future net cash flows	190	—	190
10% annual discount factor for estimated timing of cash flows	(82)	—	(82)

Standardized measure of discounted future net cash flows	$108	$—	$108

ISRAEL
Future cash inflows	$1,089	$—	$1,089
Future production costs	(133)	—	(133)
Future development costs	(88)	—	(88)
Future income tax expense	(264)	—	(264)

Future net cash flows	604	—	604
10% annual discount factor for estimated timing of cash flows	(249)	—	(249)

Standardized measure of discounted future net cash flows	$355	$—	$355

NORTH SEA
Future cash inflows	$439	$—	$439
Future production costs	(153)	—	(153)
Future development costs	(23)	—	(23)
Future income tax expense	(109)	—	(109)

Future net cash flows	154	—	154
10% annual discount factor for estimated timing of cash flows	(33)	—	(33)

Standardized measure of discounted future net cash flows	$121	$—	$121

OTHER INTERNATIONAL
Future cash inflows	$662	$—	$662
Future production costs	(310)	—	(310)
Future development costs	(33)	—	(33)
Future income tax expense	(93)	—	(93)

Future net cash flows	226	—	226
10% annual discount factor for estimated timing of cash flows	(77)	—	(77)

Standardized measure of discounted future net cash flows	$149	$—	$149

TOTAL
Future cash inflows	$12,354	$9,773	$22,127
Future production costs	(2,263)	(2,471)	(4,734)
Future development costs	(607)	(1,126)	(1,733)
Future income tax expense	(3,518)	(2,021)	(5,539)

Future net cash flows	5,966	4,155	10,121
10% annual discount factor for estimated timing of cash flows	(2,624)	(2,056)	(4,680)

Standardized measure of discounted future net cash flows	$3,342	$2,099	$5,441

Sources of Changes in Standardized Measure of Discounted Future Net Cash Flows

        The principal changes in the aggregate standardized measure of discounted future net cash flows attributable to the proved oil and gas reserves of Noble Energy, Patina and Pro Forma Combined for the year ended December 31, 2004 are as follows:

	Noble Energy	Patina	Pro Forma Combined
	($ in millions)
Standandized measure of discounted future net cash flows at the beginning of the year	$2,512	$1,781	$4,293
Extensions, discoveries and improved recovery, less related costs	839	435	1,274
Revisions of previous quantity estimates	(70)	(209)	(279)
Changes in estimated future development costs	99	(55)	44
Purchases (sales) of minerals in place	12	7	19
Net changes in prices and production costs	861	362	1,223
Accretion of discount	406	270	676
Sales of oil and gas produced, net of production costs	(1,014)	(427)	(1,441)
Development costs incurred during the period	92	125	217
Net changes in income taxes	(380)	(126)	(506)
Changes in timing of estimated future production and other	(15)	(64)	(79)

Standandized measure of discounted future net cash flows at the end of the year	$3,342	$2,099	$5,441

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Noble Energy

        Noble Energy common stock is listed on the NYSE and traded under the symbol "NBL." The following table sets forth, for the calendar quarters indicated, the high and low reported trading prices per share of Noble Energy common stock on the NYSE and the cash dividends declared per share of Noble Energy common stock.

	Noble Energy Common Stock
	High	Low	Dividend
Quarter Ended
2003
March 31	$38.62	$33.07	$0.04
June 30	40.77	32.33	0.04
September 30	40.00	35.37	0.04
December 31	45.99	37.48	0.05
2004
March 31	$48.47	$42.65	$0.05
June 30	52.06	43.61	0.05
September 30	58.82	48.79	0.05
December 31	64.60	56.62	0.05
2005
March 31	$70.05	$55.56	0.05
June 30 (through April 7, 2005)	$70.66	$68.85	N/A

Patina

        Patina common stock is listed on the NYSE and traded under the symbol "POG." The following table sets forth, for the calendar quarters indicated, the high and low reported trading prices per share of Patina common stock on the NYSE and the cash dividends declared per share of Patina common stock. All per-share and dividend amounts have been adjusted to reflect the five-for-four stock split in June, 2003 and the two-for-one stock split in March, 2004.

	Patina Common Stock
	High	Low	Dividend
Quarter Ended
2003
March 31	$13.95	$11.92	$0.02	4
June 30	16.72	12.83	0.03
September 30	19.00	14.21	0.03
December 31	25.38	18.23	0.04
2004
March 31	$26.79	$20.76	$0.05
June 30	30.96	24.62	0.05
September 30	31.68	24.76	0.05
December 31	37.56	28.02	0.06
2005
March 31	$41.00	$35.04	0.06
June 30 (through April 7, 2005)	$41.11	$40.11	N/A

Noble Energy Future Dividend Policy

        The holders of Noble Energy common stock receive dividends if and when declared by the Noble Energy board of directors out of legally available funds. For each quarter of 2004, Noble Energy paid a cash dividend of $0.05 per share of common stock. Following the effective time of the merger, Noble Energy expects to continue paying quarterly cash dividends on a basis consistent with past practice. However, the declaration and payment of dividends will depend upon business conditions, operating results, capital and reserve requirements and the Noble Energy board of directors' consideration of other relevant factors.

DESCRIPTION OF NOBLE ENERGY CAPITAL STOCK

General

        The authorized capital stock of Noble Energy consists of 100 million shares of Noble Energy common stock, par value $3.33 1/3 per share, and 4.0 million shares of Noble Energy preferred stock, par value $1.00 per share, 630,000 shares of which have been designated Series A junior participating preferred stock. As of the record date, 59,237,440 shares of Noble Energy common stock were outstanding, and no shares of Noble Energy preferred stock were outstanding. As of the record date, 30,731,539 shares of Noble Energy common stock were reserved for issuance to Patina stockholders in accordance with the merger agreement and 5,356,477 shares of Noble Energy common stock were available for delivery in the future in respect of awards that have been or are authorized to be made under Noble Energy's stock based compensation plans.

        The following summary of the terms of the capital stock of Noble Energy is not intended to be complete and is subject in all respects to the applicable provisions of the DGCL, and is qualified by reference to the certificate of incorporation and bylaws of Noble Energy. To obtain copies of these documents, see "Where You Can Find More Information" beginning on page 131 of this document.

Common Stock

        The outstanding shares of Noble Energy common stock are fully paid and nonassessable. Holders of Noble Energy common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Noble Energy common stock do not have pre-emptive rights and are not entitled to cumulative voting rights with respect to the election of directors. The Noble Energy common stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions.

        Subject to the preferences applicable to any shares of Noble Energy preferred stock outstanding at the time, holders of Noble Energy common stock are entitled to dividends when and as declared by the Noble Energy board of directors from legally available funds and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities.

Preferred Stock

        No shares of preferred stock are outstanding. The board of directors of Noble Energy may, without further action by the stockholders of Noble Energy, issue one or more series of Noble Energy preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series.

Rights Agreement

        Each share of Noble Energy common stock has attached to it one right issued pursuant to a rights agreement, dated August 27, 1997, between Noble Energy and Liberty Bank and Trust Company of Oklahoma City, N.A., as rights agent, as amended on December 8, 1998.

        Each right entitles the registered holder to purchase from Noble Energy one one-hundredth of a share of Series A junior participating preferred stock, par value $1.00 per share, at a price of $150.00 per one one-hundredth of a share of participating preferred stock, subject to adjustment. The rights are not exercisable until the distribution date, which is the earlier to occur of:

  •
  10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Noble Energy common stock, or

  •
  10 business days (or such later date as may be determined by action of the Noble Energy board of directors prior to such time as any person or group of affiliated or associated persons acquires 15% of more of the outstanding shares of Noble Energy common stock) following the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15% or more of the outstanding shares of Noble Energy common stock.

        The rights will expire on September 8, 2007, unless such date is extended or unless the rights are earlier redeemed or exchanged by Noble Energy.

        Preferred shares purchased upon the exercise of the rights will not be subject to redemption by Noble Energy. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $0.01 per share but will be entitled to an aggregate dividend of 100 multiplied times the dividend declared per common share. In the event of liquidation, the holder of the preferred shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 100 multiplied times the payment made per common share. Each preferred share will have 100 votes, voting together with the shares of Noble Energy common stock. In the event of any merger, consolidation or other transaction in which shares of Noble Energy common stock are exchanged, each preferred share will be entitled to receive 100 multiplied times the amount received per common share.

        The rights agreement provides that, in the event that any person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Noble Energy common stock, proper provision shall be made so that each holder of a right, other than rights beneficially owned by the person (or any purported transferee thereof) who has acquired 15% or more of the outstanding shares of Noble Energy common stock (which will thereafter be null and void and nontransferable), will thereafter have the right to receive upon exercise that number of shares of Noble Energy common stock having a market value of two times the exercise price of the right. The rights agreement also provides that, in the event that Noble Energy is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Noble Energy common stock, proper provision will be made so that each holder of a right other than rights beneficially owned by the person (or any purported transferee thereof) who has acquired beneficial ownership of 15% or more of the outstanding shares of Noble Energy common stock will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which, at the time of such transaction, will have a market value of two times the exercise price of the right.

        At any time after any person or group of affiliated or associated persons acquires 15% or more of the outstanding shares of Noble Energy common stock and prior to the acquisition by such person or group of 50% or more of the then outstanding shares of Noble Energy common stock, the Noble Energy board of directors may exchange the rights (other than rights owned by such person or group which will have become null and void and nontransferable), in whole or in part, at an exchange ratio of one share of Noble Energy common stock, or one one-hundredth of a preferred share (or of a share of a class or series of the Noble Energy preferred stock having equivalent rights, preferences and privileges), per right (subject to adjustment).

        At any time prior to the close of business on the 10th day following a public announcement that a person or group of affiliated or associate persons has acquired beneficial ownership of 15% or more of the outstanding shares of Noble Energy common stock, a majority of the Noble Energy board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right.

        Subject to certain restrictions, the terms of the rights may be amended by the Noble Energy board of directors without the consent of the holders of the rights (including an amendment to lower the 15% threshold, with certain limitations).

COMPARISON OF RIGHTS OF HOLDERS OF NOBLE ENERGY COMMON STOCK AND PATINA COMMON STOCK

        After the effective time of the merger, to the extent Patina stockholders receive Noble Energy common stock in the merger, the rights of former stockholders of Patina will be determined by reference to the Noble Energy certificate of incorporation and bylaws and the DGCL. The material differences between the rights of holders of Patina common stock and the rights of holders of Noble Energy common stock, resulting from the differences in their governing documents are summarized below.

        The following summary does not purport to be a complete statement of the rights of holders of Noble Energy common stock under the Noble Energy certificate of incorporation and the Noble Energy bylaws or the rights of the holders of Patina common stock, under the Patina certificate of incorporation and the Patina bylaws, or a complete description of the specific provisions referred to below. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the governing corporate instruments of Noble Energy and Patina, to which the holders of Patina common stock are referred. Copies of the governing corporate instruments of Noble Energy and Patina are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under "Where You Can Find More Information" beginning on page 131 of this document.

Corporate Governance

Noble Energy.    The rights of Noble Energy stockholders are governed by the DGCL, the Noble Energy certificate of incorporation and the Noble Energy bylaws.

Patina.    The rights of Patina stockholders are governed by the DGCL, the Patina certificate of incorporation and the Patina bylaws.

Authorized Capital Stock

Noble Energy.    The authorized capital stock of Noble Energy currently consists of 104 million shares of capital stock, comprised of (1) 100 million shares of Noble Energy common stock, par value $3.33 1/3 per share and (2) 4.0 million shares of Noble Energy preferred stock, par value $1.00 per share, 630,000 shares of which have been designated Series A junior participating preferred stock. Noble Energy is also proposing that its stockholders approve an amendment to its certificate of incorporation to increase Noble Energy's authorized common stock from 100 million shares to 250 million shares, but the merger is not conditioned on approval of this amendment.

Patina.    The authorized capital stock of Patina consists of 255 million shares of capital stock, comprised of (1) 250 million shares of common stock, par value $.01 per share and (2) 5.0 million shares of preferred stock, par value $.01 per share, of which 25,000 shares are designated Series A Junior Participating Preferred Stock, par value $.01 per share.

Number and Election of Board of Directors

Noble Energy.    The Noble Energy bylaws provide that the board of directors of Noble Energy shall have not less than three nor more than 15 members. The Noble Energy bylaws provide that the number of regular directors is determined either by resolution of the board of directors or by the stockholders at Noble Energy's annual meeting. The Noble Energy board of directors currently has five members. Pursuant to the merger agreement, upon consummation of the merger, Noble Energy's board of directors will be expanded to include two members of the existing Patina board of directors.

Patina.    The Patina bylaws provide that the number of directors that shall constitute the board of directors of Patina is to be determined from time to time by a resolution of the board of directors of Patina; provided that the board of directors of Patina may not decrease the number of directors if such decrease would shorten the term of any incumbent Patina director. The Patina board of directors currently has nine members.

Vacancies and Newly Created Directorships

Noble Energy.    Noble Energy's bylaws state that any vacancies and newly created directorships resulting from any increase in the authorized number of regular directors may be filled by a majority of the regular directors then in office, though less than a quorum, or by a sole remaining regular director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no Noble Energy directors in office, then an election of regular directors may be held in the manner provided by statute. The Noble Energy bylaws provide that if, at the time of filling any vacancy or any newly created directorship, the regular directors then in office shall constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), then the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of Noble Energy shares then outstanding, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Patina.    Patina's bylaws state that any vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the Patina stockholders having the right to vote as a single class may be filled by the affirmative vote of a majority of the Patina directors then in office (even if less than a quorum), or by a sole remaining director. If there are no Patina directors in office, an election may be held in a manner provided by statute. If the Patina certificate of incorporation entitles the holders of any class or classes of stock or series thereof to elect one or more Patina directors, then vacancies and newly created directorships of such class or classes or series may be filled by a majority of the Patina directors elected by such class or classes or series thereof then in office.

Nominations by Stockholders

Noble Energy.    The Noble Energy bylaws provide that any Noble Energy stockholder entitled to vote for the election of Noble Energy directors at a meeting (i.e., any stockholder of record) may nominate persons for election as directors of Noble Energy only if written notice of such stockholder's intent to make such nomination is given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of Noble Energy not later than:

  •
  with respect to an election to be held at an annual meeting of stockholders, 90 days in advance of such meeting; and

  •
  with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to stockholders.

Patina.    The Patina bylaws provide that nominations of persons for election to the Patina board of directors may be made at a meeting of Patina stockholders by or at the direction of the Patina board of directors, or by any Patina stockholder who is a holder of record at the time of the nomination, is entitled to vote for the election of directors at the meeting and who complies with certain notice provisions including:

  •
  in the case of an election to be held at an annual meeting, delivery of notice to the Secretary of Patina not less than 120 days prior to the anniversary date of the immediately preceding annual meeting; and

  •
  in the case of an election to be held at a special meeting, delivery of notice not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date was made, whichever occurs first.

        The Patina bylaws also provide that in the event that the number of Patina directors to be elected at the next annual meeting is increased by virtue of an increase in the size of the board of directors of Patina and either all of the nominees or the size of the increased Patina board is not publicly disclosed by Patina at least 100 days prior to the first anniversary of the preceding year's annual meeting, notice with respect to a nomination of a Patina director shall be considered timely, but only with respect to nominees to fill the newly created positions, if received not later than the close of business on the 10th day following the first day on which all the nominees or the size of the Patina board has been announced.

Annual Meetings of Stockholders

Noble Energy.    The Noble Energy bylaws provide that the annual meeting of Noble Energy stockholders is to be held on the fourth Tuesday of April if not a legal holiday, and if a legal holiday, then on the next secular day following, at 10:00 a.m. or at such other date and time as shall be designated from time to time by the board of directors of Noble Energy and stated in the notice of the meeting, at which they shall elect by a plurality vote a board of directors of Noble Energy, and transact such other business as may properly be brought before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. Noble Energy stockholders are permitted under the Noble Energy bylaws to bring business before the annual meeting of Noble Energy stockholders, provided that the business is legally proper, all applicable regulatory requirements have been complied with, and the stockholder delivers written notice to the Secretary of Noble Energy not less than 120 calendar days prior to the anniversary date of the immediately preceding annual meeting.

Patina.    The Patina bylaws provide that the annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting is to be held on such date and at such time as the board of directors of Patina shall fix and set forth in the notice of the meeting, which date shall be within 13 months subsequent to the most recent annual meeting. Patina stockholders are permitted to make proposals provided that, in addition to any other applicable requirements, a stockholder's notice is delivered to or mailed and received at the principal executive offices of Patina not less than 120 days prior to the anniversary date of the immediately preceding annual meeting.

Special Meetings of Stockholders

Noble Energy.    The bylaws of Noble Energy provide that special meetings of the stockholders, for any purpose or purposes, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of Noble Energy issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.

Patina.    The Patina bylaws provide that special meetings of the stockholders may only be called by the chairman of the board, the president, a majority of the board of directors, or a majority of the executive committee. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.

Stockholder Action by Written Consent

Noble Energy.    The Noble Energy bylaws provide that any action by written consent shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to Noble Energy by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of Noble Energy having custody of the book in which proceedings of meetings of stockholders are recorded.

Patina.    The Patina bylaws provide that actions that are required or permitted to be taken at a stockholder meeting may be taken, subject to compliance with the requirements of the NYSE, without a meeting if consented to in writing by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote thereon were present and voted and such consent(s) shall be delivered to Patina pursuant to the DGCL.

Quorum of the Stockholders, Vote Required, Adjournment

Noble Energy.    The Noble Energy bylaws provide that the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented.

Patina.    The Patina bylaws provide that a majority of the shares issued and outstanding and entitled to vote at any meeting of the stockholders, present in person or by proxy, shall constitute a quorum. In all matters other than the election of directors and amendment of the Patina bylaws or except as otherwise provided in the Patina charter or the Patina bylaws, the affirmative vote of the majority of shares present in person or by proxy at such meeting and entitled to vote on the subject matter is the act of the stockholders. If there is a quorum present when a meeting convenes, the stockholders present may continue to transact business until adjournment, notwithstanding the withdrawal of sufficient stockholders or proxies to reduce the total number of voting shares below a quorum. The chairman of a meeting or the holders of a majority of shares, present in person or by proxy and entitled to vote thereat, whether or not a quorum is present, shall have the power to adjourn such meeting.

Power to Amend the Certificate of Incorporation

Noble Energy.    The Noble Energy certificate of incorporation provides that it may be altered, changed or repealed in the manner prescribed by statute. The DGCL provides for amendment by holders of a majority of the outstanding stock entitled to vote on the amendment.

Patina.    The Patina certificate of incorporation provides that Patina has the right, subject to express provisions or restrictions contained in the Patina charter or the Patina bylaws, to amend the Patina certificate of incorporation in the manner prescribed by law.

Power to Amend the Bylaws

Noble Energy.    The Noble Energy bylaws may be altered, amended or repealed or new Noble Energy bylaws may be adopted by the stockholders or by the board of directors of Noble Energy, when such power is conferred upon the board of directors by the Noble Energy certificate of incorporation, at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of the amendment is contained in the notice of the special meeting.

Patina.    The Patina bylaws may be amended by the Patina stockholders by an affirmative vote of two-thirds of the shares issued and outstanding and entitled to vote at any meeting of the stockholders. In addition, the board of directors of Patina is authorized to adopt, amend or repeal the Patina bylaws without stockholder approval.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth certain summary information concerning the compensation awarded to, earned by or paid to the Chief Executive Officer of Noble Energy and each of the four most-highly compensated executive officers of Noble Energy other than the Chief Executive Officer (collectively, the "named executive officers") for the years indicated.

	Annual Compensation				Long Term Compensation
				Other Annual Compen- sation ($)	Awards		Payouts
								All Other Compen- sation ($)
Name and Principal Position	Year	Salary ($)	Bonus ($)		Number of Stock Options(1)	Shares of Restricted Stock(2)	Performance Unit Payouts
Charles D. Davidson President and Chief Executive Officer	2004 2003 2002	741,667 700,000 597,914	1,320,000 560,000 196,000	4,100 4,100 4,106	43,290 75,000 77,000	11,160	0	220,470 145,046 92,220	(3)
Susan M. Cunningham Senior Vice President — Exploration	2004 2003 2002	310,417 300,000 279,582	347,200 148,000 73,400	136 136 141	8,547 25,000 27,000	2,203	0	3,460 198 313	(3)
James L. McElvany Senior Vice President	2004 2003 2002	301,667 270,553 239,582	311,800 131,000 63,200	136 136 3,359	8,120 25,000 27,000	2,093	0	102,519 76,233 55,591	(3)
William A. Poillion, Jr. Senior Vice President — Production and Drilling	2004 2003 2002	298,333 290,136 278,332	277,200 130,000 67,500	4,356 4,356 4,361	8,262 25,000 27,000	2,130	0	132,912 104,937 82,382	(3)
David L. Stover Senior Vice President, Domestic Division and Business Development	2004 2003 2002	254,583 225,417 8,958	283,800 92,000 1,210	136 136 0	6,436 20,000 7,500	1,659	0	24,756 15,089 0	(3)

(1)
Options represent the right to purchase shares of common stock at a fixed price per share. Options will vest ratably over three years in equal installments (33.33%) on the first, second and third anniversaries of the date of grant. The vesting of the options will accelerate in the event of a change in control of Noble Energy. Vesting of these options is not contingent on any performance criteria, although none of the options may be exercised before the first anniversary (absent a change in control of Noble Energy) or after the tenth anniversary of the date of grant.

(2)
Consists of restricted shares of Noble Energy's common stock issued pursuant to the 1992 Stock Option and Restricted Stock Plan, as amended. The restricted shares are subject to a three-year restricted period, which commences on the date of grant. Vesting of the restricted stock at the end of the restricted period is dependent upon Noble Energy's achievement of total shareholder return that meets or exceeds the comparable total shareholder return of at least 25% of certain identified peer group companies. In addition, the lapse of restrictions on restricted shares will accelerate in the event of a change in control of Noble Energy. The grantee has the right to receive dividends or distributions on the shares of restricted stock, although such dividends or distributions are subject to the same restrictions as the shares of restricted stock.

(3)
Consists of contributions by Noble Energy to a defined contribution plan, nonqualified contribution plan and payment by Noble Energy of term life insurance premiums as follows: Mr. Davidson—$11,556/$208,914/$0; Mrs. Cunningham—$3,252/$0/$208; Mr. McElvany—$9,044/$93,475/$0; Mr. Poillion, Jr.—$8,961/$121,918/$2,033; Mr. Stover—11,812/$12,790/$154.

Option Grants in 2004

        The following table sets forth certain information with respect to options to purchase common stock granted during the year ended December 31, 2004 to each of the named executive officers.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Shares of Securities Underlying Options Granted(1)
		% of Total Options Granted to Employees in 2004
			Exercise or Base Price ($/sh)
				Expiration Date
Name					5%($)(2)	10%($)(3)
Charles D. Davidson	43,290	14.9%	44.465	2/1/14	1,210,605	3,067,746
Susan M. Cunningham	8,547	2.9%	44.465	2/1/14	239,017	605,683
James L. McElvany	8,120	2.8%	44.465	2/1/14	227,076	575,423
William A. Poillion, Jr.	8,262	2.8%	44.465	2/1/14	231,047	585,487
David L. Stover	6,436	2.2%	44.465	2/1/14	179,982	456,087

(1)
Options represent the right to purchase shares of common stock at $44.465 per share. The options will vest ratably over three years in equal installments (33.33%) on the first, second and third anniversaries of the date of grant.

(2)
Reflects an assumed appreciated market price per share of common stock of $72.43.

(3)
Reflects an assumed appreciated market price per share of common stock of $115.33.

Aggregated Option Exercises in 2004 and 12/31/04 Option Values

        The following table sets forth certain information with respect to the exercise of options to purchase common stock during the year ended December 31, 2004, and the unexercised options held at December 31, 2004 and the value thereof, by each of the named executive officers.

			Number of Securities Underlying Unexercised Options at December 31, 2004 (number of shares)
					Value of Unexercised In-the-Money Options at December 31, 2004 ($)
Name	Shares Acquired on Exercise	Value Realized($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Charles D. Davidson	—	—	216,333	118,957	5,157,002	2,796,535
Susan M. Cunningham	—	—	46,333	34,214	1,137,818	843,962
James L. McElvany	2,121	56,928	126,906	33,787	3,678,178	836,620
William A. Poillion, Jr.	81,621	1,407,761	126,696	33,929	4,152,925	839,062
David L. Stover	—	—	11,667	22,269	281,917	512,575

Long Term Incentive Grants in 2004

        The following table sets forth certain information with respect to performance units granted during the year ended December 31, 2004 to each of the named executive officers. Performance units will be paid in cash based upon the Noble Energy's attainment of specific predetermined multi-year performance targets established by the Compensation Committee. At the end of the performance period ending December 31, 2006, cash payouts will be determined based on the achievement of these targets.

		% of Total Performance Units Granted to Employees in 2004		Estimated Payout at Maturity
	Number of Performance Units Granted(1)
Name			Performance Period	Minimum Payout	Target Payout @ $1 per Unit	Maximum Payout @ $2 per Unit
Charles D. Davidson	1,033,200	14.9%	Jan. 1, 2004–Dec. 31, 2006	$0	$1,033,200	$2,066,400
Susan M. Cunningham	204,000	2.9	Jan. 1, 2004–Dec. 31, 2006	0	204,000	408,000
James L. McElvany	193,800	2.8	Jan. 1, 2004–Dec. 31, 2006	0	193,800	387,600
William A. Poillion, Jr.	197,200	2.8	Jan. 1, 2004–Dec. 31, 2006	0	197,200	394,400
David L. Stover	153,600	2.2	Jan. 1, 2004–Dec. 31, 2006	0	153,600	307,200

(1)
Performance units will be paid in cash in the second quarter of 2007. The amount per unit is dependent upon: (a) debt-adjusted compound annual growth rates in reserves and production calculated over a three-year measurement period commencing on January 1, 2004 and ending on December 31, 2006, and (b) total shareholder return relative to a predetermined peer group over the same three-year measurement period.

Pension Plan Table

        The defined benefit plans of Noble Energy that cover its executive officers provide the benefits shown below. The estimates assume that benefits are received in the form of a ten-year certain and life annuity.

	Estimated Annual Benefits Upon Retirement at Age 65 After Completion of the Following Years of Service
60 Month Average Annual Compensation
	15	20	25	30	35
$ 100,000	$30,000	$40,000	$40,000	$45,557	$45,557
150,000	45,000	60,000	60,000	71,807	71,807
200,000	60,000	80,000	81,715	98,057	98,057
300,000	90,000	120,000	125,465	150,557	150,557
400,000	120,000	160,000	169,215	203,057	203,057
600,000	180,000	240,000	256,715	308,057	308,057
800,000	240,000	320,000	344,215	413,057	413,057
1,000,000	300,000	400,000	431,715	518,057	518,057
1,300,000	390,000	520,000	562,965	675,557	675,557
1,400,000	420,000	560,000	606,715	728,057	728,057
1,500,000	450,000	600,000	650,465	780,557	780,557

        Upon vesting, the amount of retirement benefit depends on an employee's final average monthly compensation, age and the number of years of credited service (maximum of 30). Final average monthly compensation is defined generally to mean the participant's average monthly rate of compensation from Noble Energy for the 60 consecutive months prior to retirement that give the highest average monthly rate of compensation for the participant. Compensation covered by the defined benefit plans is defined (with certain exceptions) to mean the compensation actually paid to a participant as reported on the participant's federal income tax withholding statement for the applicable calendar year. Accordingly, the amounts reported in the Summary Compensation Table included elsewhere in this joint proxy statement/prospectus under the section "Annual Compensation" approximate covered compensation for 2004. The amount of benefit shown in the above table is not subject to any deductions for social security or any other offset amounts.

        Under Noble Energy's qualified defined benefit plan and applicable Internal Revenue Code provisions, as of January 1, 2004, the amount of compensation that can be taken into account under Noble Energy's qualified defined benefit plan was $205,000 and the maximum annual benefit increased to $165,000. The benefits that accrue in excess of these limitations are paid pursuant to Noble Energy's nonqualified defined benefit plan.

        As of December 31, 2004, the named executive officers had the following approximate number of years of credited service for retirement purposes: Mr. Davidson—4; Ms. Cunningham—3; Mr. Poillion—28; and Mr. McElvany—26; and Mr. Stover—2.

        Under Noble Energy's nonqualified Deferred Compensation Plan, the named executive officers are eligible to defer portions of the salary and bonus reflected on the Summary Compensation Table above, and to receive certain matching contributions that would have been made to Noble Energy's qualified 401(k) plan if the plan had not been subject to Internal Revenue Code compensation and contribution limitations. The matching contributions and interest earnings credited to the Deferred Compensation Plan accounts of the named executive officers are reflected in the All Other Compensation column of the Summary Compensation Table above.

Compensation of Directors

        Directors who are not officers of Noble Energy or any of its subsidiaries receive an annual retainer of $37,500 and a fee of $1,000 for each Board of Directors or committee meeting attended. With the exception of the Audit Committee, the chair of each committee, if not also an employee or officer of Noble Energy, receives an additional annual fee of $5,000. The chair of the Governance Committee, Mr. Cawley, has elected to waive the chair's fee. The chair of the Audit Committee receives an additional $15,000 annual retainer. The position of "Lead Independent Director," which is filled by a non-employee director, receives an additional annual retainer fee of $20,000. Noble Energy also reimburses directors for travel, lodging and related expenses they incur in attending Board of Directors and committee meetings.

        Non-employee directors are entitled to the benefit of Noble Energy's Non-Employee Director Fee Deferral Plan. Under the terms of this plan, non-employee directors may, during a specified period of time each year, elect to have all or any portion of their director fees deferred for future payment by Noble Energy. The plan originally provided that the deferral could be in the form of a dollar amount and/or in the form of phantom stock units. In 2003 the phantom stock units provision was removed from the deferral plan.

Change of Control Agreements

Davidson Change of Control Agreement.

        Noble Energy's change of control agreement with Mr. Davidson includes provisions regarding the severance package that Mr. Davidson may be entitled to if he is terminated within 24 months after a change of control of Noble Energy. A change of control for purposes of Mr. Davidson's agreement will be deemed to have occurred if any of the following conditions occur:

  •
  individuals who constituted the Board of Directors at the time of Mr. Davidson's employment (the "Incumbent Board") cease to constitute at least 51% of the Board, provided that any person whose election was approved by a vote of at least a majority of the directors of the Incumbent Board will be considered a member of the Incumbent Board; or

  •
  the stockholders of Noble Energy approve a reorganization, merger or consolidation whereby the persons who were stockholders immediately prior to the reorganization, merger or consolidation do not immediately thereafter own at least 51% of the voting shares of the new entity; or

  •
  the stockholders of Noble Energy approve a liquidation or dissolution of Noble Energy or a sale of all or substantially all of Noble Energy's assets to a non-related party; or

  •
  a new person or entity becomes the owner of at least 25% of the outstanding common stock or voting power in Noble Energy.

        If Noble Energy terminates Mr. Davidson for cause, incapacity due to physical or mental illness, or death, Noble Energy has no further obligation to Mr. Davidson. A termination for cause, upon the occurrence of certain actions or circumstances enumerated in the change of control agreement, may only be made by the affirmative vote of a majority of the members of the Board of Directors.

        If Noble Energy terminates Mr. Davidson for any other reason within 24 months after a change of control of Noble Energy, then Noble Energy shall pay or provide the following to Mr. Davidson:

  •
  all unpaid salary, expenses, compensation and benefits;

  •
  a lump sum of 2.99 times his annual cash compensation (made up of annual salary and bonus);

  •
  an amount equal to his pro-rata target bonus for the then-current year;

  •
  life, disability, medical and dental insurance benefits, upon his written request, for 36 months or such shorter period until Mr. Davidson obtains substantially equivalent coverage from a subsequent employer;

  •
  his Noble Energy stock options; and

  •
  reimbursement for reasonable fees up to $15,000 for out-placement employment services.

        The above amounts will have a gross-up payment applied to them to offset fully the effect of any federal excise tax.

Change of Control Agreements for Other Officers.

        As of the date of this joint proxy statement/prospectus, each executive officer of Noble Energy has a change of control agreement similar to Mr. Davidson's as described above. These change of control agreements generally incorporate the same terms and conditions as Mr. Davidson's agreement, except a different multiplier is used in the executive officers' agreements. This multiplier affects two provisions of the agreement: (i) the lump sum payment that will be made upon termination and (ii) the provision of insurance benefits. For example, the multiplier in Mr. Davidson's agreement is 2.99, so he will receive a lump sum of 2.99 times his annual cash compensation and up to 36 months of benefits (2.99 times 12 months) if he is terminated under certain change of control circumstances that are described above. The multiplier for the executive officers (other than Mr. Davidson) ranges from 2.0 to 2.5. Thus, each executive officer's lump sum payment is 2.0 to 2.5 times his or her annual cash compensation and his or her insurance benefits may extend for up to 30 months.

Compensation Committee Interlocks and Insider Participation

        Michael A. Cawley is President and Chief Executive Officer of The Samuel Roberts Noble Foundation, Inc. and a trustee of the Foundation. During 2004, Noble Energy paid approximately $157,916 to the Foundation, principally relating to reimbursement of expenses for Noble Energy's use of an aircraft owned by the Foundation. Noble Energy received payments from the Foundation of approximately $7,397 for the Foundation's use of Noble Energy's aircraft.

LEGAL MATTERS

        The validity of the Noble Energy common stock to be issued in connection with the merger has been passed upon for Noble Energy by Skadden, Arps, Slate, Meagher & Flom LLP. Skadden, Arps, Slate, Meagher & Flom LLP and Cravath, Swaine & Moore LLP have delivered their opinions to Noble Energy and Patina, respectively, as to certain United States federal income tax matters.

EXPERTS

        The consolidated financial statements of Noble Energy and its subsidiaries as of December 31, 2004 and 2003 included in Noble Energy's Annual Report on Form 10-K for each of the years in the three-year period ended December 31, 2004 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein, in reliance on the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2004 consolidated financial statements refers to a change in accounting for asset retirement obligations.

        The 2002 and 2003 financial statements of Atlantic Methanol Production Company, LLC, Noble Energy's unconsolidated subsidiary, appearing in Noble Energy's Annual Report (Form 10-K) for the year ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The 2004 financial statements of Atlantic Methanol Production Company, LLC, Noble Energy's unconsolidated subsidiary, appearing in Noble Energy's Annual Report (Form 10-K) for the year ended December 31, 2004, have been audited by UHY Mann Frankfort Stein & Lipp CPA's LLP independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Patina Oil & Gas Corporation Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the financial statements and include an explanatory paragraph referring to a change in Patina Oil & Gas Corporation's accounting for asset retirement obligations, (2) express an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        Estimated quantities of Patina's oil and gas reserves and the net present value of such reserves as of December 31, 2004 set forth or incorporated by reference in this joint proxy statement/prospectus are based upon reserve reports prepared by Netherland, Sewell & Associates, Inc., an independent reservoir engineering firm.

NOBLE ENERGY 2005 ANNUAL STOCKHOLDER MEETING AND STOCKHOLDER PROPOSALS

        Noble Energy will hold its annual meeting of stockholders on April 26, 2005. In order to be eligible for inclusion in Noble Energy's proxy statement for such meeting, any proposal of a stockholder must have been received by Noble Energy at its corporate offices in Houston, Texas by November 24, 2004 and must have complied with SEC regulations.

PATINA 2005 ANNUAL STOCKHOLDER MEETING AND STOCKHOLDER PROPOSALS

        Patina will hold a 2005 annual meeting of stockholders only if the merger has not already been completed. If such a meeting is held, in order to be eligible for inclusion in Patina's proxy statement for such meeting, any proposal of a stockholder must have been received by Patina at its corporate offices in Denver, Colorado by December 23, 2004 and must have complied with SEC regulations.

WHERE YOU CAN FIND MORE INFORMATION

        Noble Energy has filed with the SEC a registration statement under the Securities Act that registers the distribution to Patina stockholders of the shares of Noble Energy common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Noble Energy and Noble Energy common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this joint proxy statement/prospectus.

        Noble Energy and Patina also file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like Noble Energy and Patina, who file electronically with the SEC. The address of that site is http://www.sec.gov.

        You can also inspect reports, proxy statements and other information about Noble Energy and Patina at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        The SEC allows Noble Energy and Patina to "incorporate by reference" information into this joint proxy statement/prospectus. This means that Noble Energy and Patina can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus or in other later-filed documents that are incorporated by reference. Information furnished under Item 2.02 or Item 7.01 of Noble Energy's or Patina's current reports on Form 8-K is not incorporated by reference in this joint proxy statement/prospectus and registration statement. The information incorporated by reference contains important information about our companies and their financial condition.

        The following documents filed with the SEC by Noble Energy and Patina are incorporated by reference into this joint proxy statement/prospectus.

Noble Energy filings with the SEC

  •
  Annual Report on Form 10-K for the year ended December 31, 2004;

  •
  Current Reports on Form 8-K filed on January 27, 2005, February 7, 2005, February 8, 2005, and February 22, 2005; and

  •
  The description of Noble Energy's common stock set forth in Noble Energy's registration statements filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Patina filings with the SEC

  •
  Annual Report on Form 10-K for the year ended December 31, 2004;

  •
  Current Reports on Form 8-K filed on February 9, 2005 and February 24, 2005; and

  •
  The description of Patina's common stock set forth in Patina's registration statements filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for purposes of updating any such description.

        All documents and reports filed by Noble Energy and Patina with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this joint proxy statement/prospectus and the date of our meetings are incorporated by reference into this joint proxy statement/prospectus. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (excluding information furnished under Items 2.02 or 7.01), as well as proxy statements.

        Noble Energy has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Noble Energy, as well as all pro forma financial information, and Patina has supplied all relevant information relating to Patina.

        Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

Noble Energy, Inc. 100 Glenborough Drive Suite 100 Houston, Texas 77067-3610 (281) 872-3100 Attention: Arnold J. Johnson	Patina Oil & Gas Corporation 1625 Broadway Suite 2000 Denver, Colorado 80202 (303) 389-3600 Attention: David J. Kornder

        If you would like to request documents, please make sure your request is received by            , 2005, to receive them before our meetings. If you request any incorporated documents from Noble Energy or Patina, the appropriate company will mail them to you by first class mail, or another equally prompt means, within one business day after your request is received.

        We have not authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this joint proxy statement/prospectus. Therefore, if anyone distributes this type of information, you should not rely upon it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about us. Such information can be found elsewhere in this joint proxy statement/prospectus and in the other public filings each of us makes with the SEC, which are available without charge at www.sec.gov.

The merger agreement contains representations and warranties we made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that we have exchanged in connection with signing the merger agreement. While we do not believe that they contain information securities laws require us to publicly disclose other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, quantifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in Noble Energy's and Patina's prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the our public disclosures.

AGREEMENT AND PLAN OF MERGER

by and among

NOBLE ENERGY, INC.

NOBLE ENERGY PRODUCTION, INC.

and

PATINA OIL & GAS CORPORATION

dated as of

December 15, 2004

i

TABLE OF DEFINED TERMS

Acceptable Confidentiality Agreement	A-62
Acquisition Agreement	A-44
Acquisition Proposal	A-47
Adverse Recommendation Change	A-44
Advisers Act	A-24
affiliates	A-62
Aggregate Consideration	A-2
Antitrust Division	A-49
Assumed Option	A-6
beneficial ownership	A-62
Business Day	A-62
Cash Designated Shares	A-5
Cash Election Shares	A-5
Certificate	A-3
Certificate of Merger	A-1
Closing	A-1
Closing Date	A-1
Code	A-62
Commitment Letter	A-40
Company	A-1
Company Assets	A-62
Company Balance Sheet	A-19
Company Board	A-12
Company Common Stock	A-10
Company Consolidated Group	A-62
Company Directors	A-62
Company Disclosure Letter	A-13
Company Leased Real Property	A-63
Company Leases	A-65
Company Material Contract	A-18
Company Notice	A-44
Company Notice of Change	A-45
Company Oil and Gas Properties	A-63
Company Option	A-5
Company Option Plans	A-5
Company Owned Real Property	A-63
Company Permits	A-17
Company Plans	A-15
Company Preferred Stock	A-10
Company Real Property	A-63
Company Required Vote	A-25
Company Reserve Report	A-24
Company Rights	A-11
Company Rights Agreement	A-11
Company SEC Documents	A-13
Company Series A Common Stock	A-10
Company Warrants	A-10
Competition Laws	A-63
Confidentiality Agreement	A-48
Continuing Employees	A-52
Cravath	A-56
Cut-off Time	A-10
Deemed Stock Amount	A-2
Deferred Compensation Plans	A-52
Derivative Transaction	A-63
DGCL	A-1
Dissenting Share	A-6
Effective Time	A-1

Election Deadline	A-4
Election Form	A-4
Election Form Record Date	A-4
Employment and Withholding Taxes	A-63
Environmental Claim	A-63
Environmental Laws	A-63
ERISA	A-15
ERISA Affiliate	A-15
Exchange Act	A-13
Exchange Agent	A-7
Exchange Fund	A-7
Exchange Ratio	A-2
Existing Deferred Compensation Plan	A-52
Expenses Payment	A-64
Final Parent Stock Price	A-2
Financing	A-64
FTC	A-49
GAAP	A-13
Governmental Entity	A-12
Hazardous Substance	A-64
Hedge Termination Period	A-60
Hedging Losses	A-60
HSR Act	A-12
Hydrocarbons	A-24
Indemnified Parties	A-51
Intellectual Property	A-18
Investment Company Act	A-24
JPMorgan	A-64
knowledge	A-64
Laws	A-12
Liens	A-64
Litigation	A-64
Mailing Date	A-4
Material Adverse Effect	A-64
Merger	A-1
Merger Consideration	A-2
No Election Shares	A-4
Non-U.S. Stockholder	A-65
NYSE	A-2
Parent	A-1
Parent Adverse Recommendation Change	A-46
Parent Assets	A-65
Parent Balance Sheet	A-33
Parent Common Stock	A-26
Parent Consolidated Group	A-65
Parent Disclosure Letter	A-25
Parent ERISA Affiliate	A-30
Parent Investigation	A-48
Parent Leased Real Property	A-65
Parent Leases	A-65
Parent Material Contract	A-33
Parent Notice	A-46
Parent Oil and Gas Properties	A-65
Parent Owned Real Property	A-65
Parent Permits	A-32
Parent Plans	A-30
Parent Preferred Stock	A-26
Parent Proposal	A-39
Parent Real Property	A-65
Parent Reserve Report	A-38
Parent SEC Documents	A-28

Parent SPD	A-30
Parent Stock Options	A-26
Parent Stockholders' Meeting	A-50
Per Share Cash Consideration	A-2
Per Share Consideration	A-2
Per Share Stock Consideration	A-2
Permit	A-65
Permitted Liens	A-65
Person	A-66
Petrie Parkman	A-25
Pre-Announcement Hedges	A-60
Proxy Statement	A-49
Purchaser	A-1
Release	A-66
Required Parent Vote	A-39
Return	A-66
S-4	A-12
Secretary of State	A-1
Securities Act	A-13
Skadden Arps	A-57
SOX	A-13
SOX 404 Plan	A-23
SPD	A-15
Special Meeting	A-50
Specified Company SEC Documents	A-14
Specified Parent SEC Documents	A-29
Stock Designated Shares	A-5
Stock Election Shares	A-4
Subsidiary	A-66
Superior Proposal	A-47
Surviving Corporation	A-1
Tax	A-66
Technology	A-18
Termination Date	A-57
Termination Fee	A-59
Total Cash Amount	A-3
Total Common Stock Amount	A-3
Total Stock Amount	A-3
Total Stock Consideration	A-3
Unit	A-66
Valuation Period	A-3
WARN Act	A-22
Well	A-66

v

AGREEMENT AND PLAN OF MERGER

        AGREEMENT AND PLAN OF MERGER, dated as of December 15, 2004, by and among Patina Oil & Gas Corporation, a Delaware corporation (the "Company"), Noble Energy, Inc., a Delaware corporation ("Parent") and Noble Energy Production, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser").

        WHEREAS, the respective Boards of Directors of Parent, Purchaser and the Company have each approved this Agreement and the merger of the Company with and into Purchaser (the "Merger") upon the terms and subject to the conditions of this Agreement and in accordance with the terms of this Agreement and the General Corporation Law of the State of Delaware (the "DGCL");

        WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is fair to, and in the best interests of, their respective stockholders; and

        WHEREAS for U.S. federal income Tax purposes, it is intended that (a) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, (b) this Agreement will constitute a plan of reorganization and (c) Parent, Purchaser and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I
THE MERGER

        Section 1.1    The Merger.    Upon the terms and subject to conditions of this Agreement and in accordance with the DGCL, at the Effective Time, the Company shall be merged with and into Purchaser. At the Effective Time, the separate existence of the Company shall cease and Purchaser shall continue as the surviving corporation (the "Surviving Corporation"). The Merger shall have the effect as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, upon the Merger, all the rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation and all the obligations, duties, debts and liabilities of the Company and Purchaser shall be the obligations, duties, debts and liabilities of the Surviving Corporation.

        Section 1.2    Effective Time.    Upon the terms and subject to the conditions of this Agreement, as promptly as practicable after the Closing and on the Closing Date, Purchaser and the Company will cause a certificate of merger (the "Certificate of Merger") to be duly prepared, executed, acknowledged and filed with the Secretary of State of the State of Delaware (the "Secretary of State") as provided in the DGCL. The Merger shall become effective on the date and at the time when the Certificate of Merger has been duly filed with the Secretary of State or, subject to the DGCL, such other time as is agreed upon by the parties and specified in the Certificate of Merger, and such time is hereinafter referred to as the "Effective Time."

        Section 1.3    Closing.    Unless this Agreement shall have been terminated and the transactions contemplated herein abandoned pursuant to Section 7.1 and subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the Merger (the "Closing") will take place at 10:00 a.m., Houston time, on a date to be specified by the parties, which shall be no later than the second Business Day after satisfaction or waiver (by the party entitled to waive the condition) of all of the conditions set forth in Article VI (except for those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions) (the "Closing Date"), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 1600 Smith Street, Suite 4400, Houston, Texas 77002, unless another time, date and/or place is agreed to in writing by the parties hereto.

        Section 1.4    Certificate of Incorporation; Bylaws.    Pursuant to the Merger, (a) the Certificate of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, and (b) the Bylaws of the Purchaser, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

        Section 1.5    Directors and Officers of the Surviving Corporation and Certain Subsidiaries.

        (a)   The directors of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

        (b)   The officers of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

        Section 1.6    Effect on Capital Stock.

        (a)   At the Effective Time, subject to the other provisions of this Article I and Section 2.1, each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held directly or indirectly by Parent, Purchaser or the Company or any of their respective Subsidiaries and except for any Dissenting Shares), together with the Company Rights attached thereto or associated therewith, shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 1.7, either (i) the Per Share Stock Consideration or (ii) cash in an amount equal to the Per Share Consideration (the "Per Share Cash Consideration", and together with the Per Share Stock Consideration, the "Merger Consideration").

For purposes of this Agreement:

          "Aggregate Consideration" shall mean the sum of (x) the Total Stock Consideration and (y) the Total Cash Amount.

          "Deemed Stock Amount" shall mean the Total Common Stock Amount; provided, however, that regardless of the actual number of shares of Company Common Stock outstanding immediately prior to the Effective Time, in no event shall the Deemed Stock Amount exceed the sum of (i) 72,820,413, (ii) the aggregate number of shares of Company Common Stock, if any, issued by the Company after the Cut-off Time and prior to the date of this Agreement upon the exercise of the Company Options or Company Warrants (in each case outstanding as of the Cut-off Time and disclosed in Section 3.2(a) of the Company Disclosure Letter) in accordance with the terms of such options and (iii) the aggregate number of shares of Company Common Stock, if any, issued by the Company after the date of this Agreement and prior to the Effective Time in accordance with Section 5.1(e).

          "Exchange Ratio" shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Per Share Consideration by the Final Parent Stock Price.

          "Final Parent Stock Price" shall mean the volume-weighted average of the trading sale prices per share of Parent Common Stock as reported on the New York Stock Exchange (the "NYSE") during the Valuation Period.

          "Per Share Consideration" shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration by the Total Common Stock Amount.

          "Per Share Stock Consideration" shall mean a number of shares (which need not be a whole number) of Parent Common Stock (together with the number of Parent Rights associated therewith) equal to the Exchange Ratio.

          "Total Cash Amount" shall mean the product obtained by multiplying (x) $37.00 by (y) 40% of the Deemed Stock Amount.

          "Total Common Stock Amount" shall mean the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time.

          "Total Stock Amount" shall mean the product obtained by multiplying (x) 0.62521 by (y) 60% of the Deemed Stock Amount.

          "Total Stock Consideration" shall mean the product obtained by multiplying (x) the Total Stock Amount by (y) the Final Parent Stock Price.

          "Valuation Period" shall mean the ten consecutive trading days during which the shares of Parent Common Stock are traded on the NYSE ending on the third calendar day immediately prior to the Effective Time, or if such calendar day is not a trading day, then ending on the trading day immediately preceding such calendar day.

        (b)   All of the shares of Company Common Stock, and associated Company Rights, converted into the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (each a "Certificate") previously representing any such shares of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Section 2.1(c), and (iii) any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 2.1(e).

        (c)   If, between the date of this Agreement and the Effective Time, the shares of Parent Common Stock shall be changed or proposed to be changed into a different number or class of shares by reason of the occurrence of or record date with respect to any reclassification, recapitalization, split-up, combination, exchange of shares or similar readjustment, in any such case within such period, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Per Share Cash Consideration and the Per Share Stock Consideration.

        (d)   At the Effective Time, all shares of Company Common Stock that are owned directly or indirectly by Parent, Purchaser or the Company or any of their respective Subsidiaries shall be cancelled and shall cease to exist and no stock of Parent, cash or other consideration shall be delivered in exchange therefor; provided, however, that, for the avoidance of doubt, this Section 1.6(d) shall not apply to shares of Company Common Stock held by or on behalf of the Deferred Compensation Plan or the New Deferred Compensation Plan, as to which Section 1.6(a) shall apply. All shares of Parent Common Stock that are owned by the Company or any of its Subsidiaries shall become authorized unissued stock of Parent.

        (e)   Each issued and outstanding share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

        (f)    The calculations required by Section 1.6(a) shall be prepared by Parent promptly after the Closing.

        Section 1.7    Election Procedures.

        (a)   An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates theretofore representing shares of Company Common Stock shall pass, only upon proper delivery of such Certificates to the Exchange Agent) in such form as Parent shall specify and as shall be reasonably acceptable to the Company (the "Election Form") shall be mailed together with the Proxy Statement or at such other time as the Company and Parent may agree (the "Mailing Date") to each holder of record of Company Common Stock as of the close of business on the record date for notice of the Company Special Meeting (the "Election Form Record Date").

        (b)   Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of Dissenting Shares, to specify (i) the number of shares of such holder's Company Common Stock with respect to which such holder elects to receive the Per Share Stock Consideration ("Stock Election Shares"), (ii) the number of shares of such holder's Company Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration ("Cash Election Shares"), or (iii) that such holder makes no election with respect to such holder's Company Common Stock ("No Election Shares"). Any Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., Houston time, on the 33rd day following the Mailing Date (or such other time and date as the Company and Parent shall agree) (the "Election Deadline") (other than any shares of Company Common Stock that constitute Dissenting Shares as of such time) shall also be deemed to be "No Election Shares."

        (c)   Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Company Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

        (d)   Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Company Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become No Election Shares and Parent shall cause the Certificates representing Company Common Stock to be promptly returned without charge to the Person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form, except to the extent (if any) a subsequent election is properly made with respect to any or all of the applicable shares of Company Common Stock. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Purchaser or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

        (e)   Within ten Business Days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon after the Effective Time as practicable (and in no event more than ten Business Days after the Effective Time), Parent shall cause the Exchange Agent to effect the allocation among the holders of Company Common Stock of rights to receive Parent Common Stock or cash in the Merger in accordance with the Election Forms as follows:

            (i)  Cash Election Shares More Than Total Cash Amount. If the aggregate cash amount that would be paid upon the conversion of the Cash Election Shares in the Merger is greater than the Total Cash Amount, then:

            (1)   all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration,

            (2)   the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares ("Stock Designated Shares") such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration, and

            (3)   the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

           (ii)  Cash Election Shares Less Than Total Cash Amount. If the aggregate cash amount that would be paid upon conversion of the Cash Election Shares in the Merger is less than the Total Cash Amount, then:

            (1)   all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration,

            (2)   the Exchange Agent shall then select first from among the No Election Shares and then (if necessary) from among the Stock Election Shares, by a pro rata selection process, a sufficient number of shares ("Cash Designated Shares") such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration, and

            (3)   the Stock Election Shares and the No Election shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

          (iii)  Cash Election Shares Equal to Total Cash Amount. If the aggregate cash amount that would be paid upon conversion of the Cash Election Shares in the Merger is equal to the Total Cash Amount, then subparagraphs (i) and (ii) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

        Notwithstanding anything in this Agreement to the contrary, for purposes of determining the allocations set forth in this Section 1.7(e), Parent shall have the right, but not the obligation, to require that any shares of Company Common Stock that constitute Dissenting Shares as of the Election Deadline be treated as Cash Election Shares, although no such shares shall be subject to any of the pro rata selection processes contemplated by this Section 1.7(e).

        (f)    The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Parent and the Company.

        Section 1.8    Stock Options and Warrants.    At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock (each a "Company Option") pursuant to any stock option plan, program or arrangement of the Company, including, without limitation, the Company's 1996 Employee Stock Option Plan (as amended) and 1996 Stock Plan for Non-Employee Directors (collectively, the "Company Option Plans"), that is outstanding and unexercised immediately prior to the Effective Time shall cease to represent a right to acquire shares of Company Common Stock and shall be converted automatically into options to purchase shares of Parent Common Stock, and Parent shall assume each such Company Option (hereinafter, "Assumed Option") subject to the terms of the applicable Company Option Plan and the agreement evidencing the grant thereunder of such Assumed Option (other than the provisions thereof providing for termination of such Assumed Option at the Effective Time); provided, however, that (i) the number of shares of Parent Common Stock purchasable upon exercise of such Assumed Option shall be equal to the number of shares of Company Common Stock that were purchasable under such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and rounded to the nearest whole share, (ii) the per share exercise price under such Assumed Option shall be adjusted by dividing the per share exercise price under such Company Option by the Exchange Ratio, and rounding to the nearest whole cent and (iii) such Assumed Option shall not terminate if the holder ceases to be a director, officer, employee or consultant of the Surviving Corporation or any of its affiliates (including Parent and its Subsidiaries), unless the applicable Company Option was issued after December 8, 2004, in which case such Assumed Option shall terminate (A) immediately upon the Surviving Corporation or any of its affiliates (including Parent and its Subsidiaries) terminating its employment or retention of such holder for "Cause" (as defined in the applicable Company Option Plan) or (B) otherwise, 60 days after the holder ceases to be a director, officer, employee or consultant of the Surviving Corporation or any of its affiliates (including Parent and its Subsidiaries). In the case of any Assumed Option that is an "incentive stock option" (as defined in Section 422 of the Code), the exercise price, the number of shares of Parent Common Stock purchasable pursuant to such Assumed Option and the terms and conditions of exercise of such option shall be determined in order to comply, to the fullest extent possible, with Section 424(a) of the Code. Prior to the Effective Time, Parent shall prepare and file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-8 (or other appropriate form) registering all the shares of Parent Common Stock subject to the Assumed Options, and such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) as long as any Assumed Option remains outstanding.

        (b)   If the Company Warrant is not exercised prior to the Effective Time, Parent shall assume the Company Warrant in accordance with its terms at the Effective Time by executing a supplemental agreement with the holder of the Company Warrant in accordance with the terms of the Company Warrant.

        Section 1.9    Dissenting Shares.    Notwithstanding anything in this Agreement to the contrary, with respect to each share of Company Common Stock as to which the holder thereof shall have properly complied with the provisions of Section 262 of the DGCL as to appraisal rights (each, a "Dissenting Share"), if any, such holder shall be entitled to payment, solely from the Surviving Corporation, of the appraisal value of the Dissenting Shares to the extent permitted by and in accordance with the provisions of Section 262 of the DGCL; provided, however, that (i) if any holder of Dissenting Shares, under the circumstances permitted by and in accordance with the DGCL, affirmatively withdraws his demand for appraisal of such Dissenting Shares, (ii) if any holder of Dissenting Shares fails to establish his entitlement to appraisal rights as provided in the DGCL or (iii) if any holder of Dissenting Shares takes or fails to take any action the consequence of which is that such holder is not entitled to payment for his shares under the DGCL, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of Company Common Stock and such shares of Company Common Stock shall thereupon cease to constitute Dissenting Shares and if such forfeiture shall occur following the Election Deadline, each such share of Company Common Stock shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Per Share Stock Consideration; provided that Parent shall be entitled to convert each such share into the right to receive the Per Share Cash Consideration or a combination of the Per Share Cash Consideration and Per Share Stock Consideration if Parent shall have received an opinion from

Skadden Arps stating that the Merger shall not fail to satisfy the continuity of interest requirement under Section 368 of the Code as a result thereof. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares without the written consent of Parent.

ARTICLE II
EXCHANGE OF CERTIFICATES

        Section 2.1    Exchange of Certificates.

        (a)   Exchange Agent. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with Wachovia Bank, N.A. or another bank or trust company designated by Parent and reasonably satisfactory to the Company (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, sufficient cash and certificates representing shares of Parent Common Stock to make pursuant to this Article II all deliveries of cash and Parent Common Stock as is required by Article I. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.1(c) and to make payments in lieu of fractional shares pursuant to Section 2.1(e). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 2.1(c) and 2.1(e), the Exchange Fund shall not be used for any other purpose. Any cash and certificates representing Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 2.1(e) and any dividends or other distributions in accordance with Section 2.1(c)) shall hereinafter be referred to as the "Exchange Fund."

        (b)   Exchange Procedures. Promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a Certificate or Certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in customary form and subject to the reasonable approval of the Company prior to the Effective Time) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 1.6 (after taking into account all shares of Company Common Stock previously represented by all Certificates then held by such holder) and (B) a check in the amount equal to the cash portion of the Merger Consideration, if any, that such holder has the right to receive pursuant to Section 1.6 and this Article II, including cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.1(e) and dividends and other distributions pursuant to Section 2.1(c). No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee if the Certificate representing such shares of Company Common Stock is presented to the

Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 2.1, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.1(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.1(c).

        (c)   Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder until such holder shall surrender such Certificate in accordance with this Section 2.1. Following surrender of any such Certificate, there shall be paid to such holder of shares of Parent Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such shares of Parent Common Stock were issued and outstanding as of the Effective Time.

        (d)   Further Rights in Company Common Stock. The Merger Consideration issued upon conversion of a share of Company Common Stock in accordance with the terms hereof (including any payments made pursuant to Section 2.1(c) or Section 2.1(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of Company Common Stock.

        (e)   Fractional Shares. No certificates or scrip or shares of Parent Common Stock representing fractional shares of Parent Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to have any rights as a holder of any shares of Parent Common Stock.

        Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) the average of the closing sale prices of Parent Common Stock on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Effective Time shall occur and (ii) the fraction of a share of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.6. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall, or shall cause the Surviving Corporation to, deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The parties acknowledge that payment of cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.

        (f)    Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent upon demand and, from and after such delivery to Parent, any holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of Company Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.1(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.1(c), in each case, without any interest thereon.

        (g)   No Liability. Neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any such shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

        (h)   Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.1(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.1(c), in each case, without any interest thereon.

        (i)    Withholding. Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent, the Surviving Corporation or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent, as the case may be.

        Section 2.2    Stock Transfer Books.    At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration payable in respect of the shares of Company Common Stock previously represented by such Certificates, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.1(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.1(c), without any interest thereon.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as set forth in the disclosure letter delivered by the Company to Parent at or prior to the execution and delivery of this Agreement (the "Company Disclosure Letter") (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), the Company represents and warrants to Parent and Purchaser as follows:

        Section 3.1    Organization.

        (a)   Each of the Company and each of its Subsidiaries is a corporation or other entity duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted.

        (b)   Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which such qualification or licensing is required, except where the failure to be so qualified or licensed individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

        (c)   The Company has previously delivered to Parent a complete and correct copy of each of its certificate of incorporation and bylaws in each case as amended (if so amended) to the date of this Agreement, and has made available the certificate of incorporation, bylaws or other organizational documents of each of its Subsidiaries, in each case as amended (if so amended) to the date of this Agreement. Neither the Company nor any of its Subsidiaries is in violation of its certificate of incorporation, bylaws or similar governing documents.

        (d)   Section 3.1(d) of the Company Disclosure Letter sets forth a true and correct list of all of the Subsidiaries of the Company and their respective jurisdictions of incorporation or organization. The respective certificates or articles of incorporation and bylaws or other organizational documents of the Subsidiaries of the Company do not contain any provision limiting or otherwise restricting the ability of the Company to control its Subsidiaries in any material respect.

        Section 3.2    Capitalization.

        (a)   The authorized capital stock of the Company consists of 250,000,000 shares of the common stock of the Company, par value $.01 per share (the "Company Common Stock"), of which 2,000,000 shares are designated Series A Common Stock, par value $.01 per share (the "Company Series A Common Stock"), and 5,000,000 shares of preferred stock, par value $.01 per share (the "Company Preferred Stock"), of which 25,000 shares are designated Series A Junior Participating Preferred Stock, par value $.01 per share (the "Company Series A Preferred Stock"). As of the close of business on December 14, 2004 (the "Cut-off Time"), (i) 72,820,413 shares of Company Common Stock were issued and outstanding, (ii) 6,267,832 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Company Options and (iii) 1,000,000 shares of Company Common Stock were reserved for issuance under the outstanding warrants to purchase shares of Company Common Stock (the "Company Warrants"). From the Cut-off Time to the date of this Agreement, no additional shares of Company Common Stock have been issued (other than pursuant to Company Options and Company Warrants which were outstanding as of the Cut-off Time and are disclosed in Section 3.2(a) of the Company Disclosure Letter as contemplated below), no additional Company Options or Company Warrants have been issued or granted, and there has been no increase in the number of shares of Company Common Stock issuable upon exercise of the Company Options and Company Warrants from those issuable under such Company Options and Company Warrants as of the Cut-off Time. As of the date of this Agreement, (i) no shares of Company Common Stock are held in the treasury of the Company, (ii) there are no shares of the Company Series A Common Stock issued and outstanding or held in treasury and (iii) there are no shares of Company Preferred Stock, including the Company Series A Preferred Stock, issued and outstanding or held in treasury. Neither the Company nor any of its Subsidiaries directly or indirectly owns any shares of Company Common Stock. No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote are issued or outstanding. All issued and outstanding shares of the Company's capital stock are, and all shares that may be issued or granted pursuant to the exercise of Company Options or the Company Warrants will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for the Company Options, the Company Warrants and the Company Series A Junior Participating Preferred Stock purchase rights (the "Company Rights") issued pursuant to the Rights Agreement, dated as of May 25, 2001, between the Company and Mellon Investor Services LLC (the "Company Rights Agreement"), there are no outstanding or authorized (x) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, claims or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (y) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, or (z) voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries. Section 3.2(a) of the Company Disclosure Letter sets forth the following information with respect to each Company Option and Company Warrant outstanding as of the Cut-off Time: (i) name of the holder; (ii) number of shares of Company Common Stock issuable upon exercise thereof; (iii) exercise price; (iv) issue date; (v) termination date; and (vi) whether such option or warrant contains any put, redemption or similar feature. At the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which the Company or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or any other such securities or agreements.

        (b)   (i) All of the issued and outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of the Company's Subsidiaries are owned, directly or indirectly, by the Company free and clear of any Liens, other than statutory Liens for Taxes not yet due and payable and such other restrictions as may exist under applicable Law, and all such shares or other ownership interests have been duly authorized, validly issued and are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and (ii) neither the Company nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, except for (A) shares of capital stock or other securities of non-affiliates that (x) do not constitute more than a 5% interest in such non-affiliates or (y) have an aggregate value (per issuer) that does not exceed $100,000 and (B) the securities of the Subsidiaries of the Company or any Subsidiary of the Company, or is obligated to make any capital contribution to or other investment in any other Person.

        (c)   No material indebtedness of the Company or any of its Subsidiaries contains any restriction upon (i) the prepayment of any indebtedness of the Company or any of its Subsidiaries, (ii) the incurrence of indebtedness by the Company or any of its Subsidiaries, or (iii) the ability of the Company or any of its Subsidiaries to grant any Lien on the properties or assets of the Company or any of its Subsidiaries.

        Section 3.3    Authorization; Validity of Agreement.

        (a)   The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company

(the "Company Board"). Except for the Company Required Vote, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent and Purchaser, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforcement may be subject to or limited by (i) bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

        (b)   The Company Board has adopted such resolutions as are necessary so that the provisions of Section 203 of the DGCL are inapplicable to the Merger or any of the other transactions contemplated by this Agreement. Except for Section 203 of the DGCL (which has been rendered inapplicable), to the knowledge of the Company, no "moratorium," "control share," "fair price" or other antitakeover Laws are applicable to the Merger or any of the other transactions contemplated by this Agreement.

        Section 3.4    No Violations; Consents and Approvals.

        (a)   Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the Merger or any other transactions contemplated hereby will (i) violate any provision of the certificate of incorporation or the bylaws of the Company, or the certificate of incorporation, bylaws or similar governing documents of any of the Company's Subsidiaries, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, collective bargaining agreement, agreement or other legally binding instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound, or (iii) conflict with or violate any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation (collectively, "Laws") applicable to the Company, any of its Subsidiaries or any of their respective properties or assets; except in the case of clause (ii), for such conflicts, violations, breaches, defaults or Liens which individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

        (b)   No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any federal, state, local or foreign court, arbitral, legislative, executive or regulatory authority or agency (a "Governmental Entity") or any other Person is required in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transactions contemplated hereby, except for (i) the filing with the SEC of the Proxy Statement in definitive form relating to the meetings of the Company's and Parent's stockholders to be held in connection with this Agreement and the transactions contemplated hereby, and the filing and declaration of effectiveness of the registration statement on Form S-4 (the "S-4") in which the Proxy Statement will be included as a prospectus, (ii) the adoption of this Agreement and the approval of the Merger by the Company Required Vote, (iii) such filings, authorizations or approvals as may be required under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder ("HSR Act") or (B) any other Competition Laws, rules or regulations, (iv) the filing of the Certificate of Merger with the Secretary of State and (v) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings (x) as are customarily made or obtained in connection with the transfer of interests in or change of control of ownership of oil and gas properties and (y) the failure of which to be obtained or made, individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

        Section 3.5    SEC Reports and Financial Statements.

        (a)   The Company has timely filed with the SEC all forms and other documents (including exhibits and other information incorporated therein) required to be filed by it since January 1, 2001 (such documents, the "Company SEC Documents"), including (i) its Annual Reports on Form 10-K for the years ended December 31, 2001, December 31, 2002 and December 31, 2003, respectively, (ii) its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2004, (iii) all proxy statements relating to meetings of stockholders of the Company since January 1, 2001 (in the form mailed to stockholders), and (iv) all other forms, reports and registration statements required to be filed by the Company with the SEC since January 1, 2001. As of their respective dates, the Company SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") and the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder ("SOX"), as the case may be.

        (b)   The December 31, 2003 consolidated balance sheet of the Company and the related consolidated statements of income, changes in stockholders' equity and cash flows (including, in each case, the related notes, where applicable), as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC under the Exchange Act, and the unaudited consolidated balance sheets of the Company and its Subsidiaries (including the related notes, where applicable) as of September 30, 2004 and the related (i) unaudited consolidated statements of income for the three and nine-month periods then ended and (ii) unaudited consolidated statements of cash flows and changes in stockholders' equity for the nine-month periods then ended (in each case including the related notes, where applicable), as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004 filed with the SEC under the Exchange Act, fairly present, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will fairly present (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount), in all material respects, the consolidated financial position and the results of the consolidated operations, cash flows and changes in stockholders' equity of the Company and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will be, prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Deloitte & Touche LLP is an independent public accounting firm with respect to the Company and has not resigned or been dismissed as independent public accountants of the Company.

        Section 3.6    Absence of Certain Changes.

        (a)   Except as disclosed in the Company SEC Documents filed by the Company with the SEC prior to the date of this Agreement (the "Specified Company SEC Documents"), to the extent that it is reasonably apparent that the disclosure in the Specified Company SEC Documents is responsive to the matters set forth in this Section 3.6(a), since September 30, 2004, (i) the Company and its Subsidiaries have conducted their respective operations only in the ordinary course consistent with past practice and (ii) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had, or would be reasonably likely to have or result in, a Material Adverse Effect on the Company.

        (b)   Except as disclosed in the Specified Company SEC Documents, to the extent that it is reasonably apparent that the disclosure in the Specified Company SEC Documents is responsive to the matters set forth in this Section 3.6(b), since September 30, 2004 to the date of this Agreement, neither the Company nor any of its Subsidiaries has (i) except as required pursuant to the terms of the Company Plans as in effect on September 30, 2004 or as required to comply with applicable Law, (A) increased or agreed to increase the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer, employee or director from the amount thereof in effect as of September 30, 2004, other than increases in wages, salaries and other cash compensation in the ordinary course of business consistent with past practice, (B) granted any severance or termination pay, (C) entered into or made any loans to any of its officers, directors or employees or made any change in its borrowing or lending arrangements for or on behalf of any of such Persons or (D) adopted or amended, or accelerated the payment or vesting of benefits under, any Company Plan, (ii) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock, other than regular quarterly cash dividends on the Company Common Stock, (iii) effected or authorized any split, combination or reclassification of any of the Company's capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of the Company's capital stock, except for issuances of Company Common Stock upon the exercise of Company Options, in each case in accordance with their terms at the time of exercise, (iv) changed in any material respect, or had knowledge of any reason that required any material change in, any accounting methods (or underlying assumptions), principles or practices of the Company or its Subsidiaries, including any material reserving, renewal or residual method, practice or policy, (v) made any material Tax election or settled or compromised any material income Tax liability, (vi) made any material change in the policies and procedures of the Company or its Subsidiaries in connection with trading activities, (vii) sold, leased, exchanged, transferred or otherwise disposed of any material Company Asset other than in the ordinary course consistent with past practice, (viii) revalued, or had knowledge of any reason that required revaluing, any of the Company Assets in any material respect, including writing down the value of any of the Company Assets or writing off notes or accounts receivable, in each case in any material respect and other than in the ordinary course of business consistent with past practice, or (ix) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

        Section 3.7    Absence of Undisclosed Liabilities.    Except as disclosed in the Specified Company SEC Documents, to the extent that it is reasonably apparent that the disclosure in the Specified Company SEC Documents is responsive to the matters set forth in this Section 3.7, neither the Company nor any of its Subsidiaries has any liabilities or obligations (accrued, contingent or otherwise), except for (i) liabilities that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, (ii) liabilities in respect of Litigation (which are the subject of Section 3.10), and (iii) liabilities under Environmental Laws (which are the subject of Section 3.14). Neither the Company nor any of its Subsidiaries is in default in respect of the terms and conditions of any indebtedness or other agreement which individually or in the aggregate has had, or would be reasonably likely to have or result in, a Material Adverse Effect on the Company.

        Section 3.8    Proxy Statement; Form S-4; Merger Documents.    None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the S-4 at the time the S-4 becomes effective under the Securities Act or (b) the Proxy Statement (and any amendment thereof or supplement thereto) at the date(s) mailed to the stockholders of the Company and Parent, at the time of the Company Special Meeting, at the time of the Parent Stockholders' Meeting and at the Effective Time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the S-4 will comply in all material respects with the provisions of the Exchange Act, except that no representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied to the Company by Parent or Purchaser for inclusion in the Proxy Statement or the S-4.

        Section 3.9    Employee Benefit Plans; ERISA.

        (a)   Section 3.9(a) of the Company Disclosure Letter contains a complete and correct list as of the date of this Agreement of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right or other equity-based incentive, severance, termination, change in control, retention, employment, hospitalization or other medical, life or other insurance, disability, other welfare, supplemental unemployment, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other director or employee compensation or benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to by the Company, any of its Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with the Company or any of its Subsidiaries would be deemed a "single employer" within the meaning of Section 4001(b) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or to which the Company or an ERISA Affiliate is party, whether written or oral, for the benefit of any current or former officer, employee or director of the Company, any of its Subsidiaries or any ERISA Affiliate (the "Company Plans").

        (b)   With respect to each Company Plan, the Company has heretofore delivered to Parent complete and correct copies of each of the following documents (including all amendments to such documents), as applicable:

            (i)  the Company Plan or a written description of any Company Plan not in writing;

           (ii)  a copy of the most recent annual report or Internal Revenue Service Form 5500 Series, including all related reports required therewith;

          (iii)  a copy of the most recent Summary Company Plan Description ("SPD"), together with all Summaries of Material Modification issued with respect to such SPD and all other material employee communications relating to each Company Plan distributed by the Company or any of its Subsidiaries from December 31, 2003 to the date of this Agreement;

          (iv)  if the Company Plan or any obligations thereunder are funded through a trust or any other funding vehicle or through insurance, the trust or other funding agreement and the latest financial statements thereof or evidence of insurance coverage thereof;

           (v)  all contracts relating to the Company Plan with respect to which the Company or any ERISA Affiliate may have any material liability, including insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements;

          (vi)  if the Company Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service; and

         (vii)  all material communications between the Company or any ERISA Affiliate and any Governmental Entity.

        (c)   No Company Plan in effect as of the date hereof is subject to Title IV or Section 302 of ERISA. No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that would be reasonably likely to result in the Company or any ERISA Affiliate incurring any such liability, other than liability for premiums due to the Pension Benefit Guaranty Corporation (which premiums have been paid when due). Insofar as the representation made in this Section 3.9(c) applies to Sections 4064, 4069 or 4204 of Title IV of ERISA, such representation is made with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which the Company or any ERISA Affiliate made, or was required to make, contributions during the five-year period ending on the last day of the most recent plan year ended prior to the Closing Date.

        (d)   None of the Company, any ERISA Affiliate, any of the Company Plans, any trust created thereunder and, to the knowledge of the Company, any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action with respect to a Company Plan in connection with which the Company, any of its Subsidiaries or any ERISA Affiliate would be reasonably likely to be subject to a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975(a) or (b), 4976 or 4980B of the Code.

        (e)   All contributions required to be made by the Company and its Subsidiaries with respect to any Company Plan on or prior to the Closing Date have been timely made or are reflected on the consolidated balance sheet of the Company dated as of September 30, 2004 contained in the Specified Company SEC Documents. Since September 30, 2004, there has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any ERISA Affiliate relating to, or change in the terms of employee participation or coverage under, any Company Plan that would increase materially the expense of maintaining such Company Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

        (f)    Each of the Company Plans has been operated and administered by the Company and its Subsidiaries in all material respects in accordance with applicable Laws, including ERISA and the Code.

        (g)   With respect to each of the Company Plans that is intended to be "qualified" within the meaning of Section 401(a) of the Code, the Company has received a currently effective determination letter from the IRS stating that it is so qualified, such letter has not been revoked, and, to the knowledge of the Company, no event has occurred that would be reasonably likely to affect such qualified status. No fund established under a Company Plan is intended to satisfy the requirements of Section 501(c)(9) of the Code.

        (h)   No amounts payable under the Company Plans as a result of the transactions contemplated hereby will fail to be deductible for federal income Tax purposes by virtue of Sections 280G or 162(m) of the Code.

        (i)    No Company Plan provides death, medical, hospitalization or similar benefits (whether or not insured) with respect to any current or former employee of the Company, its Subsidiaries or any ERISA Affiliate after retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA or (iii) benefits, the full direct cost of which is borne by the current or former employee (or beneficiary thereof).

        (j)    The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (i) entitle any current or former employee, officer or director of the Company, any of its Subsidiaries or any ERISA Affiliate to severance pay, unemployment compensation or any other similar termination payment under any Company Plan, or (ii) accelerate the time of payment or vesting of, increase the amount of or otherwise enhance any benefit due any such employee, officer or director under any Company Plan.

        (k)   To the knowledge of the Company, neither the Company nor any Subsidiary has contributed to a nonconforming group health plan (as defined in Section 5000(c) of the Code) and no ERISA Affiliate of the Company or any of its Subsidiaries has incurred a Tax under Section 5000(a) of the Code which is or could become a liability of the Company or any of its Subsidiaries.

        (l)    There is no pending or, to the knowledge of the Company, threatened material Litigation by, on behalf of or against any Company Plan by any participant (or beneficiary thereof) in such Company Plan or otherwise involving any such Company Plan (other than routine claims for benefits).

        Section 3.10    Litigation; Compliance with Law.

        (a)   Except as disclosed in the Specified Company SEC Documents, (i) there is no Litigation pending or, to the knowledge of the Company, threatened in writing against, relating to or naming as a party thereto the Company or any of its Subsidiaries, any of their respective properties or assets or any of the Company's officers or directors (in their capacities as such), (ii) there is no agreement, order, judgment, decree, injunction or award of any Governmental Entity against and/or binding upon the Company, any of its Subsidiaries or any of the Company's officers or directors (in their capacities as such) that, in the case of either clause (i) or (ii), individually or in the aggregate has had, or would be reasonably likely to have or result in, a Material Adverse Effect on the Company, and (iii) there is no Litigation that the Company or any of its Subsidiaries has pending against other parties, where such Litigation is intended to enforce or preserve material rights of the Company or any of its Subsidiaries.

        (b)   Each of the Company and its Subsidiaries has complied, and is in compliance, in all material respects with all Laws and Permits which affect the respective businesses of the Company or any of its Subsidiaries, the Company Real Property and/or the Company Assets, and the Company and its Subsidiaries have not been and are not in violation in any material respect of any such Law or Permit; nor has any notice, charge, claim or action has been received by the Company or any of its Subsidiaries or been filed, commenced, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violation of the foregoing.

        (c)   The Company and its Subsidiaries hold all Permits necessary for the ownership, leasing, operation, occupancy and use of the Company Real Property, the Company Assets and the conduct of their respective businesses as currently conducted ("Company Permits"), except where the failure to hold such Company Permits individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received notice that any Company Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and the Company has no knowledge of any reasonable basis for any such termination, modification or nonrenewal, in each case except for any such terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. The execution, delivery and performance of this Agreement and the consummation of the Merger or any other transactions contemplated hereby do not and will not violate any Company Permit, or result in any termination, modification or nonrenewal thereof, except in each case for any such violations, terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

        (d)   This Section 3.10 does not relate to matters with respect to (i) Company Plans, ERISA and other employee benefit matters (which are the subject of Section 3.9), (ii) Tax Laws and other Tax matters (which are the subject of Section 3.13), (iii) Environmental Laws and other environmental matters (which are the subject of Section 3.14), and (iv) labor matters (which are the subject of Section 3.17).

        Section 3.11    Intellectual Property.

        (a)   The Company and its Subsidiaries own, or possess sufficient and legally enforceable licenses or other rights to use, any and all United States and foreign patents, patent applications, patent disclosures, mask works, computer software, geophysical data, trademarks, trade dress, trade names, logos, Internet domain names, copyrights and service marks, including applications to register and registrations for any of the foregoing, as well as trade secrets, know-how, data and other proprietary rights and information (all of the foregoing, referred to as "Technology" and together with trademarks, trade names and service marks, referred to as "Intellectual Property") necessary for the conduct of the business and operations of the Company and its Subsidiaries as currently conducted, free and clear of any Liens (except for any Permitted Liens).

        (b)   To the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, conflict with or otherwise violate in any material respect any Intellectual Property of any Person, and none of the Company or any of its Subsidiaries has received notice or has knowledge of any such material infringement, conflict or other violation.

        Section 3.12    Material Contracts.

        (a)   Except as disclosed in the Specified Company SEC Documents, to the extent that it is reasonably apparent that the disclosure in the Specified Company SEC Documents is responsive to the matters set forth in this Section 3.12(a), as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (ii) which materially restrains, limits or impedes the Company's or any of its Subsidiaries', or will materially restrain, limit or impede the Surviving Corporation's, ability to compete with or conduct any business or any line of business, including geographic limitations on the Company's or any of its Subsidiaries' or the Surviving Corporation's activities, (iii) which is a material production sharing agreement, joint venture or operating agreement, balancing agreement, farm-out or farm-in agreement, enhanced oil recovery agreement, unitization and pooling agreement or other similar contract or agreement relating to the exploration, development and production of oil and natural gas, (iv) which is a material take-or-pay agreement or other similar agreement that entitles purchasers of production to receive delivery of Hydrocarbons without paying therefor, or (v) which is otherwise material to the Company and its Subsidiaries taken as a whole. Each contract, arrangement, commitment or understanding of the type described in this Section 3.12(a), whether or not set forth in Section 3.12(a) of the Company Disclosure Letter or disclosed in the Specified Company SEC Documents, is referred to herein as a "Company Material Contract." The Company has previously made available to Parent true, complete and correct copies of each Company Material Contract.

        (b)   (i) Each Company Material Contract is valid and binding and in full force and effect, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Company Material Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Material Contract and (iv) to the knowledge of the Company, no other party to such Company Material Contract is in default in any respect thereunder, except in each case where there has not been, and would not be reasonably likely to be, individually or in the aggregate, a material adverse effect on the rights or remedies of the Company or its Subsidiaries under such Company Material Contracts.

        Section 3.13    Taxes.

        (a)   (i) All material Returns required to be filed by or with respect to the Company, its Subsidiaries and each Company Consolidated Group have been timely filed in accordance with all applicable Laws and all such Returns are true, correct and complete in all material respects, (ii) the Company, its Subsidiaries and each Company Consolidated Group have timely paid all material Taxes due or claimed to be due, (iii) all material Employment and Withholding Taxes and any other material amounts required to be withheld with respect to Taxes have been either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws, (iv) the charges, accruals and reserves for Taxes with respect to the Company, its

Subsidiaries and each Company Consolidated Group reflected in the balance sheet, dated as of December 31, 2003, included in the Company's Annual Report on Form 10-K for the term ended December 31, 2003 (the "Company Balance Sheet") are adequate under GAAP, (v) no material deficiencies or other claims for any Taxes asserted or assessed, or, to the knowledge of the Company, proposed, against the Company or any of its Subsidiaries has not been resolved in all material respects, and (vi) there is no material Litigation pending or, to the knowledge of any of the Company or its Subsidiaries, threatened or scheduled to commence, against or with respect to the Company or any of its Subsidiaries in respect of any Tax or Return.

        (b)   The statues of limitations for the federal income Tax Returns of the Company, its Subsidiaries and each Company Consolidated Group have expired or otherwise have been closed for all taxable periods ending on or before December 31, 1996.

        (c)   Since January 1, 1997, neither the Company nor any of its Subsidiaries has been a member of any "affiliated group" (as defined in Section 1504(a) of the Code) or has been included in any "consolidated," "unitary" or "combined" Return (other than Returns which include only the Company and any Subsidiaries of the Company) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality and none of the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision under any state, local or foreign law), or as a successor or transferee.

        (d)   As of the date of this Agreement, to the knowledge of the Company, there are no Non-U.S. Stockholders that hold more than 5% of the Company Common Stock.

        (e)   There are no Tax sharing, allocation, indemnification or similar agreements or arrangements, whether written or unwritten, in effect under which the Company or any of its Subsidiaries could be liable for any material Taxes of any Person other than the Company or any Subsidiary of the Company.

        (f)    Neither the Company nor any of its Subsidiaries has entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of a material amount of Taxes, nor is any request for such a waiver or extension pending.

        (g)   There are no Liens for Taxes on any asset of the Company or its Subsidiaries, except for Permitted Liens.

        (h)   Neither the Company nor any of its Subsidiaries is the subject of or bound by any material private letter ruling, technical advice memorandum, closing agreement or similar material ruling, memorandum or agreement with any taxing authority.

        (i)    Neither the Company nor its Subsidiaries has entered into, has any liability in respect of, or has any filing obligations with respect to, any "reportable transactions," as defined in Section 1.6011-4(b)(1) of the Treasury Regulations.

        (j)    Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, or (iii) deferred intercompany gain or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

        (k)   Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would be reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        (l)    The Company has made available to Parent correct and complete copies of (i) all U.S. federal income Tax Returns of the Company and its Subsidiaries relating to taxable periods ending on or after December 31, 2001, filed through the date hereof and (ii) any material audit report within the last three years relating to any material Taxes due from or with respect to the Company or any of its Subsidiaries.

        (m)  No jurisdiction where the Company or any of its Subsidiaries does not file a Return has made a claim that the Company or any of its Subsidiaries is required to file a Return for a material amount of Taxes for such jurisdiction.

        (n)   Within the last three years, neither the Company nor any of its affiliates has owned any material assets located outside the United States or conducted a material trade or business outside the United States.

        (o)   All of the transactions which the Company has accounted for as hedges under SFAS 133 have also been treated as hedging transactions for federal income Tax purposes pursuant to Treasury Regulation Section 1.1221-2 and have been properly identified as such under Treasury Regulation Section 1.1221-2(f).

        Section 3.14    Environmental Matters.

        (a)   Except for such matters that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, the Company and its Subsidiaries have complied, and are in compliance, with all applicable Environmental Laws, which compliance includes the possession of all Permits required under applicable Environmental Laws and compliance with the terms and conditions thereof and the making and filing with all applicable Governmental Entities of all reports, forms and documents and the maintenance of all records required to be made, filed or maintained by it under any Environmental Law. Neither the Company nor any of its Subsidiaries has received any communication (written or, if oral, would be reasonably likely to result in a formal claim) from any Person, whether a Governmental Entity, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in compliance in any material respect with Environmental Laws and that has not been resolved in all material respects.

        (b)   Except for such matters that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, there are no Environmental Claims pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

        (c)   Except for such matters that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is subject to any liability or obligation (accrued, contingent or otherwise) to cleanup, correct, abate or to take any response, remedial or corrective action under or pursuant to any Environmental Laws, relating to (i) environmental conditions on, under, or about any of the properties or assets owned, leased, operated or used by the Company or any of its Subsidiaries or any predecessor thereto at the present time or in the past, including the air, soil, surface water and groundwater conditions at, on, under, from or near such properties, or (ii) the past or present use, management, handling, transport, treatment, generation, storage, disposal or Release of any Hazardous Substances, whether on-site at any Company Real Property, or at any off-site location. The Company has provided or made available to Parent all material studies, assessments, reports, data, results of investigations or audits, analyses and test results, in the possession, custody or control of the Company or any of its Subsidiaries relating to (x) the environmental conditions on, under or about any of the properties or assets owned, leased, operated or used by any of the Company and its Subsidiaries or any predecessor in interest thereto at the present time or in the past and (y) any Hazardous Substances used, managed, handled, transported, treated, generated, stored or Released by any Person on, under, about or from, any of the properties, assets and businesses of the Company or any of its Subsidiaries.

        (d)   Except for such matters that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, to the knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents, including the release, emission, discharge, presence or disposal of any Hazardous Substance, that would be reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries or against any Person whose liability for such Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

        (e)   Without in any way limiting the generality of the foregoing, there are no underground storage tanks located at any property currently owned, leased or operated by the Company or any of its Subsidiaries.

        (f)    Neither the Company nor any of its Subsidiaries is required by virtue of the transactions contemplated by this Agreement, or as a condition to the effectiveness of any transactions contemplated by this Agreement, (i) to perform a site assessment for Hazardous Substances at any Company Real Property or (ii) to remove or remediate any Hazardous Substances from any Company Real Property.

        Section 3.15    Company Real Property; Operating Equipment.

        (a)   Section 3.15(a) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all Company Owned Real Property setting forth information sufficient to specifically identify such Company Owned Real Property and the legal owner thereof. The Company and its Subsidiaries have good, valid fee simple title to the Company Owned Real Property, free and clear of any Liens other than Permitted Liens. Each Company Lease grants the lessee under the Company Lease the exclusive right to use and occupy the premises and rights demised thereunder free and clear of any Lien other than Permitted Liens. Each of the Company and its Subsidiaries has good and valid title to the leasehold estate or other interest created under its respective Company Leases free and clear of any Liens other than Permitted Liens.

        (b)   The Company Real Property constitutes all the fee, leasehold and other interests in real property held by the Company and its Subsidiaries, other than the Company Oil and Gas Properties. The use and operation of the Company Real Property in the conduct of the business of the Company and its Subsidiaries does not violate any instrument of record or agreement affecting the Company Real Property, except for such violations as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. No current use by the Company and its Subsidiaries of the Company Real Property is dependent on a nonconforming use or other governmental approval.

        (c)   All material operating equipment owned or leased by the Company or any of its Subsidiaries are, in the aggregate, in a state of repair so as to be adequate in all material respects for reasonably prudent operations in the areas in which they are operated.

        Section 3.16    Insurance.    Section 3.16 of the Company Disclosure Letter contains a complete and correct list of all material insurance policies maintained by or on behalf of any of the Company and its Subsidiaries as of the date of this Agreement. Such policies are, and at the Closing policies or replacement policies having substantially similar coverages will be, in full force and effect, and all premiums due thereon have been or will be paid. The Company and its Subsidiaries have complied in all material respects with the terms and provisions of such policies. With respect to any material insurance claim submitted by the Company or any of its Subsidiaries since January 1, 2003, neither the Company nor any of its Subsidiaries has received any refusal of coverage, reservation of rights or other notice that the issuer of the applicable insurance policy or policies is not willing or able to perform its obligations thereunder.

        Section 3.17    Labor Matters.

        (a)   Neither the Company nor any of its Subsidiaries is, or since January 1, 2000 has been, a party to or bound by a collective bargaining agreement or other similar agreement with any labor union or labor organization applicable to the employees of the Company or any of its Subsidiaries, and no such agreement is currently being negotiated. Since January 1, 2000, no representation election petition or application for certification has been filed by any employees of the Company or any of its Subsidiaries, nor is such a petition or application pending with the National Labor Relations Board or any Governmental Entity, and, to the knowledge of the Company, no labor union is currently engaged in or threatening, organizational efforts with respect to any employees of the Company or any of its Subsidiaries. Since January 1, 2000, no labor dispute, strike, slowdown, picketing, work stoppage, lockout or other collective labor action involving the employees of the Company or any of its Subsidiaries has occurred or is in progress or, to the knowledge of the Company, has been threatened against the Company or any of its Subsidiaries.

        (b)   Except as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, each of the Company and its Subsidiaries is in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, immigration and wages and hours, and is not engaged in any unfair or unlawful labor practice.

        (c)   There is no material Litigation pending, or to the knowledge of the Company, threatened involving the Company or any of its Subsidiaries and any of their respective employees or former employees.

        (d)   To the knowledge of the Company, since January 1, 2003, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any material applicable Law, in each case, by the Company, any of its Subsidiaries or any of their respective officers or directors.

        (e)   Since January 1, 2001, neither the Company nor any of its Subsidiaries has effectuated (i) a "plant closing" (as defined in the Worker Adjustment and Retraining Notification Act, as amended (the "WARN Act")), affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries; nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any state, local or foreign Law or regulation similar to the WARN Act.

        (f)    Section 3.17(f) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of the names of all directors and officers of the Company, together with (i) such Person's position or function, annual base salary or wages, (ii) any incentive or bonus arrangement with respect to such Person and (iii) the number of shares of Company Common Stock owned beneficially or of record, or both, by such Person.

        Section 3.18    Affiliate Transactions.    Section 3.18 of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all agreements, contracts, transfers of assets or liabilities or other commitments or transactions, whether or not entered into in the ordinary course of business, to or by which the Company or any of its Subsidiaries, on the one hand, and any of their respective officers or directors (or any of their respective Affiliates, other than the Company or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect during the past 12 months, (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to the Company and its Subsidiaries, taken as a whole and (c) are not Company Plans disclosed in Section 3.9(a) of the Company Disclosure Letter.

        Section 3.19    Derivative Transactions and Hedging.    Section 3.19 of the Company Disclosure Letter contains a complete and correct list of all Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of the Company and its Subsidiaries) entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries. The Company and each of its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

        Section 3.20    Disclosure Controls and Procedures.    Since January 1, 2003, the Company and each of its Subsidiaries has had in place "disclosure controls and procedures" (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) designed and maintained to ensure in all material respects that (a) transactions are executed in accordance with management's general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principals and to maintain accountability for assets, (c) access to assets is permitted only in accordance with management's general or specific authorization, (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, (e) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (f) all such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports. The Company's disclosure controls and procedures ensure that information required to be disclosed by the Company in the reports filed with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. None of the Company's or its Subsidiaries' records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants. The Company has diligently completed in all material respects its work plan (the "SOX 404 Plan") relating to documentation, testing and evaluation of the Company's internal control over financial reporting for purposes of providing the report required by SOX 404 and related SEC rules. As of the date of this Agreement, to the knowledge of the Company, (i) there is no reason that it will not be able, on a timely basis, to complete and include in the Company's Annual Report on Form 10-K for the year ending December 31, 2004, management's assessment of the Company's internal controls and procedures for financial reporting in accordance with Section 404 of SOX and (ii) there is no material weakness, significant deficiency or control deficiency, in each case as such term is defined in PCAOB Auditing Std. No. 2.

        Section 3.21    Oil and Gas.

        (a)   The Company has furnished Parent prior to the date of this Agreement with reports estimating the Company's and its Subsidiaries' proved oil and gas reserves as of December 31, 2003, as audited by Netherland, Sewell & Associates, Inc. (the "Company Reserve Report"). The factual, non-interpretive data on which the Company Reserve Report was based for purposes of estimating the oil and gas reserves set forth in the Company Reserve Report was accurate in all material respects.

        (b)   All operated producing oil and gas wells included in the Company Reserve Report have been operated and produced and, to the knowledge of the Company, drilled, in accordance in all material respects with generally accepted oil and gas field practices and in compliance in all material respects with applicable oil and gas leases and applicable Law.

        (c)   All material proceeds from the sale of crude oil, natural gas liquids and other hydrocarbons produced from crude oil or natural gas ("Hydrocarbons") produced from the Company Oil and Gas Properties are being received by the Company and its Subsidiaries in a timely manner and are not being held in suspense for any reason (except in the ordinary course of business).

        (d)   Neither the Company nor any of its Subsidiaries has received any material advance, take-or-pay or other similar payments that entitle purchasers of production to receive deliveries of Hydrocarbons without paying therefor, and, on a net, company-wide basis, the Company is neither underproduced nor overproduced, in either case, to any material extent, under gas balancing or similar arrangements.

        (e)   The Company and its Subsidiaries have good and defensible title to all oil and gas properties forming the basis for the reserves reflected in the Company Reserve Report as attributable to interests owned by the Company and its Subsidiaries and free and clear of all Liens, except for (i) Permitted Liens and (ii) Liens associated with obligations reflected in the Company Reserve Report. The oil and gas leases and other agreements that provide the Company and its Subsidiaries with operating rights in the oil and gas properties reflected in the Company Reserve Report are legal, valid and binding and in full force and effect, and the rentals, royalties and other payments due thereunder have been properly and timely paid and there is no existing default (or event that, with notice or lapse of time or both, would become a default) under any of such oil and gas leases or other agreements, except, in each case, as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

        (f)    No claim, notice or order from any Governmental Entity or other Person has been received by the Company or any of its Subsidiaries due to Hydrocarbon production in excess of allowables or similar violations that could result in curtailment of production after the Closing Date from any unit or oil and gas properties of the Company or any of its Subsidiaries, except any such violations which individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

        Section 3.22    Investment Company.    Neither the Company nor any of its Subsidiaries is an "investment company," a company "controlled" by an "investment company," or an "investment adviser" within the meaning of the Investment Company Act of 1940, as amended (the "Investment Company Act"), or the Investment Advisers Act of 1940, as amended (the "Advisers Act").

        Section 3.23    Rights Agreement.    The Company has taken all action so that the entering into of this Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any Person under the Company Rights Agreement or enable or require the Company Rights to be exercised, distributed or triggered.

        Section 3.24    Recommendation of Company Board of Directors; Opinion of Financial Advisor.

        (a)   The Company Board, at a meeting duly called and held, duly adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of, the stockholders of the Company, (ii) approving this Agreement and the transactions contemplated hereby, (iii) resolving to recommend adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby by the stockholders of the Company and (iv) directing that the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby be submitted to the Company's stockholders for consideration in accordance with this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.

        (b)   The Company has received an opinion of Petrie Parkman & Co., Inc. ("Petrie Parkman") to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the holders of shares of Company Common Stock (other than Parent, Purchaser or the Company) in the Merger is fair, from a financial point of view, to such holders, a signed copy of which has been, or will promptly be, delivered to Parent. The Company has received the approval of Petrie Parkman to permit the inclusion of a copy of its written opinion in its entirety in the Proxy Statement, subject to Petrie Parkman's review of the Proxy Statement.

        Section 3.25    Required Vote by Company Stockholders.    The affirmative vote of the holders of a majority of the outstanding Shares entitled to vote hereon (the "Company Required Vote") is the only vote of any class of capital stock of the Company required by the DGCL or the certificate of incorporation or the bylaws of the Company to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

        Section 3.26    Brokers.    Except for Petrie Parkman, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries, that is or will be payable by the Company or any of its Subsidiaries. The Company is solely responsible for the fees and expenses of Petrie Parkman as and to the extent set forth in the engagement letter dated as of September 14, 2004. The Company has previously delivered to Parent a true and correct copy of such engagement letter.

        Section 3.27    No Other Representations or Warranties.    Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

        Except as set forth in the disclosure letter delivered by Parent to the Company at or prior to the execution and delivery of this Agreement (the "Parent Disclosure Letter") (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), Parent and Purchaser, jointly and severally, represent and warrant to the Company as follows:

        Section 4.1    Organization.

        (a)   Each of Parent, Purchaser and their respective Subsidiaries is a corporation or other entity duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted.

        (b)   Each of Parent, Purchaser and their respective Subsidiaries is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which such qualification or licensing is required, except where the failure to be so qualified or licensed individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

        (c)   Each of Parent and Purchaser has previously delivered to the Company a complete and correct copy of each of its certificate of incorporation and bylaws in each case as amended (if so amended) to the date of this Agreement, and has made available the certificate of incorporation, bylaws or other organizational documents of each of its Subsidiaries, in each case as amended (if so amended) to the date of this Agreement. Neither Parent, Purchaser nor any of their respective Subsidiaries is in violation of its certificate of incorporation, bylaws or similar governing documents.

        (d)   Section 4.1(d) of the Parent Disclosure Letter sets forth a true and correct list of all of the Subsidiaries of Parent and Purchaser and their respective jurisdictions of incorporation or organization. The respective certificates or articles of incorporation and bylaws or other organizational documents of the Subsidiaries of Parent and Purchaser do not contain any provision limiting or otherwise restricting the ability of Parent or Purchaser to control any of their respective Subsidiaries in any material respect.

        Section 4.2    Capitalization.

        (a)   As of the date of this Agreement, the authorized capital stock of Parent consists of 100,000,000 shares of common stock, par value $3.33 1/3 per share (the "Parent Common Stock"), 4,000,000 shares of preferred stock, par value $1.00 per share (the "Parent Preferred Stock"), 630,000 shares of which have been designated Series A junior participating preferred stock and 125,000 shares of which have been designated Series B mandatorily convertible preferred stock. As of November 30, 2004, (i) 58,980,650 shares of Parent Common Stock were issued and outstanding, (ii) 3,549,976 shares of Parent Common Stock were issued and held in the treasury of Parent, (iii) no shares of Parent Preferred Stock were issued and outstanding, and (iv) 5,610,347 shares of Parent Common Stock were reserved for issuance upon exercise of options under the 1988 Non-Employee Director Stock Option Plan, as amended, and the 1992 Stock Option and Restricted Stock Plan, as amended (the "Parent Stock Options"). Neither Parent nor any of its Subsidiaries directly or indirectly owns any shares of Company Common Stock. No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote are issued or outstanding. All the issued and outstanding shares of Parent's capital stock are, and all shares which may be issued or granted pursuant to the exercise of the Parent Stock Options will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to ownership thereof. Except as set forth above, there are no existing (x) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, claims or commitments of any character obligating Parent or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in Parent or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (y) contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of Parent or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, or (z) voting trusts or similar agreements to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock of Parent or any of its Subsidiaries. At the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which Parent or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of Parent or any of its Subsidiaries or securities convertible into or exchangeable for such shares or any other such securities or agreements.

        (b)   All of the issued and outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of Parent's Subsidiaries are beneficially owned, directly or indirectly, by Parent free and clear of any Lien, other than statutory Liens for Taxes not yet due and payable and such restrictions as may exist under applicable Law, and all such shares or other ownership interests have been duly authorized and validly issued and are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

        Section 4.3    Authorization; Validity of Agreement.    Each of Parent and Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the transactions contemplated hereby have been duly authorized by the respective Board of Directors of Parent and Purchaser. Except for the Required Parent Vote, no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize the execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Purchaser and, assuming due authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of each of Parent and Purchaser enforceable against it in accordance with its terms, except as such enforcement may be subject to or limited by (i) bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

        Section 4.4    No Violations; Consents and Approvals.

        (a)   Neither the execution, delivery and performance of this Agreement by Parent and Purchaser nor the consummation by Parent and Purchaser of the Merger or any other transactions contemplated hereby will (i) violate any provision of the certificate of incorporation or the bylaws of Parent or Purchaser, or the certificate of incorporation, bylaws or similar governing documents of any of Parent's or Purchaser's respective Subsidiaries, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or Purchaser or any of their respective Subsidiaries under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, collective bargaining agreement, agreement or other legally binding instrument or obligation to which Parent or Purchaser or any of their respective Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound, or (iii) conflict with or violate any Laws applicable to Parent or Purchaser, any of their respective Subsidiaries or any of their respective properties or assets; except in the case of clause (ii), for such conflicts, violations, breaches, defaults or Liens which individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

        (b)   No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any Governmental Entity or any other Person is required in connection with the execution, delivery and performance of this Agreement by Parent and Purchaser or the consummation by Parent and Purchaser of the Merger or any other transactions contemplated hereby, except for (i) the filing with the SEC of the Proxy Statement in definitive form relating to the meetings of the Company's and Parent's stockholders to be held in connection with this Agreement and the transactions contemplated hereby, and the filing and declaration of effectiveness of the S-4 in which the Proxy Statement will be included as a prospectus, (ii) the adoption of the Parent Proposal by the Required Parent Vote, (iii) such filings, authorizations or approvals as may be required under (A) the HSR Act or (B) any other Competition Laws, rules or regulations, (iv) the filing of the Certificate of Merger with the Secretary of State and (v) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings (x) as are customarily made or obtained in connection with the transfer of interests in or change of control of ownership of oil and gas properties and (y) the failure of which to be obtained or made, individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

        Section 4.5    SEC Reports and Financial Statements.

        (a)   Parent has timely filed with the SEC all forms and other documents (including exhibits and other information incorporated therein) required to be filed by it since January 1, 2001 (such documents, the "Parent SEC Documents"), including (i) its Annual Reports on Form 10-K for the years ended December 31, 2001, December 31, 2002 and December 31, 2003, respectively, (ii) its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2004, (iii) all proxy statements relating to meetings of stockholders of Parent since January 1, 2001 (in the form mailed to stockholders), and (iv) all other forms, reports and registration statements required to be filed by Parent with the SEC since January 1, 2001. As of their respective dates, the Parent SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and SOX, as the case may be.

        (b)   The December 31, 2003 consolidated balance sheet of Parent and the related consolidated statements of income, changes in stockholders' equity and cash flows (including, in each case, the related notes, where applicable), as reported in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC under the Exchange Act, and the unaudited consolidated balance sheets of Parent and its Subsidiaries (including the related notes, where applicable) as of September 30, 2004 and the related (i) unaudited consolidated statements of income for the three and nine-month periods then ended and (ii) unaudited consolidated statements of cash flows and changes in stockholders' equity for the nine-month periods then ended (in each case including the related notes, where applicable), as reported in Parent's Quarterly Report on Form 10-Q for the period ended September 30, 2004 filed with the SEC under the Exchange Act, fairly present, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will fairly present (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount), in all material respects, the consolidated financial position and the results of the consolidated operations, cash flows and changes in stockholders' equity of Parent and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. KPMG LLP is an independent public accounting firm with respect to Parent and has not resigned or been dismissed as independent public accountants of Parent.

        Section 4.6    Absence of Certain Changes.

        (a)   Except as disclosed in the Parent SEC Documents filed by Parent with the SEC prior to the date of this Agreement (the "Specified Parent SEC Documents"), to the extent that it is reasonably apparent that the disclosure in the Specified Parent SEC Documents is responsive to the matters set forth in this Section 4.6(a), since September 30, 2004, (i) Parent and its Subsidiaries have conducted their respective operations only in the ordinary course consistent with past practice and (ii) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had, or would be reasonably likely to have or result in, a Material Adverse Effect on Parent.

        (b)   Except as disclosed in the Specified Parent SEC Documents, to the extent that it is reasonably apparent that the disclosure in the Specified Parent SEC Documents is responsive to the matters set forth in this Section 4.6(b), since September 30, 2004 to the date of this Agreement, neither Parent nor any of its Subsidiaries has (i) except as required pursuant to the terms of the Parent Plans as in effect on September 30, 2004 or as required to comply with applicable Law, (A) increased or agreed to increase the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer, employee or director from the amount thereof in effect as of September 30, 2004, other than increases in wages, salaries and other cash compensation in the ordinary course of business consistent with past practice, (B) granted any severance or termination pay, (C) entered into or made any loans to any of its officers, directors or employees or made any change in its borrowing or lending arrangements for or on behalf of any of such Persons or (D) adopted or amended, or accelerated the payment or vesting of benefits under, any Parent Plan, (ii) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of the Parent's capital stock, other than regular quarterly cash dividends on the Parent Common Stock, (iii) effected or authorized any split, combination or reclassification of any of the Parent's capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of the Parent's capital stock, except for issuances of Parent Common Stock upon the exercise of Parent Options, in each case in accordance with their terms at the time of exercise, (iv) changed in any material respect, or had knowledge of any reason that required any material change in, any accounting methods (or underlying assumptions), principles or practices of Parent or its Subsidiaries, including any material reserving, renewal or residual method, practice or policy, (v) made any material Tax election or settled or compromised any material income Tax liability, (vi) made any material change in the policies and procedures of Parent or its Subsidiaries in connection with trading activities, (vii) sold, leased, exchanged, transferred or otherwise disposed of any material Parent Asset other than in the ordinary course consistent with past practice, (viii) revalued, or had knowledge of any reason that required revaluing, any of the Parent Assets in any material respect, including writing down the value of any of the Parent Assets or writing off notes or accounts receivable, in each case in any material respect and other than in the ordinary course of business consistent with past practice, or (ix) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

        Section 4.7    Absence of Undisclosed Liabilities.    Except as disclosed in the Specified Parent SEC Documents, to the extent that it is reasonably apparent that the disclosure in the Specified Parent SEC Documents is responsive to the matters set forth in this Section 4.7, neither Parent nor any of its Subsidiaries has any liabilities or obligations (accrued, contingent or otherwise), except for (i) liabilities that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, (ii) liabilities in respect of Litigation (which are the subject of Section 4.10), and (iii) liabilities under Environmental Laws (which are the subject of Section 4.14). Neither Parent nor any of its Subsidiaries is in default in respect of the terms and conditions of any indebtedness or other agreement which individually or in the aggregate has had, or would be reasonably likely to have or result in, a Material Adverse Effect on Parent.

        Section 4.8    Proxy Statement; Form S-4; Merger Documents.    None of the information supplied or to be supplied by Parent or Purchaser for inclusion or incorporation by reference in (a) the S-4 at the time the S-4 becomes effective under the Securities Act or (b) the Proxy Statement (and any amendment thereof or supplement thereto) at the date(s) mailed to the stockholders of the Company and Parent, at the time of the Company Special Meeting, at the time of the Parent Stockholders' Meeting and at the Effective Time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the S-4 will comply in all material respects with the provisions of the Exchange Act, except that no representation is made by Parent or Purchaser with respect to statements made in the Proxy Statement based on information supplied to Parent or Purchaser by the Company for inclusion in the Proxy Statement or the S-4.

        Section 4.9    Parent Employee Benefit Plans; ERISA.

        (a)   Section 4.9(a) of the Parent Disclosure Letter contains a complete and correct list as of the date of this Agreement of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right or other equity-based incentive, severance, termination, change in control, retention, employment, hospitalization or other medical, life or other insurance, disability, other welfare, supplemental unemployment, profit-sharing, pension or retirement plan, program, agreement or arrangement, and each other director or employee compensation or benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to by Parent, any of its Subsidiaries or by any trade or business, whether or not incorporated (a "Parent ERISA Affiliate"), that together with Parent or any of its Subsidiaries would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA, or to which Parent or a Parent ERISA Affiliate is party, whether written or oral, for the benefit of any current or former officer, employee or director of Parent, any of its Subsidiaries or any Parent ERISA Affiliate (the "Parent Plans").

        (b)   With respect to each Parent Plan, Parent has heretofore delivered to the Company complete and correct copies of each of the following documents (including all amendments to such documents), as applicable:

            (i)  the Parent Plan or a written description of any Parent Plan not in writing;

           (ii)  a copy of the most recent annual report or Internal Revenue Service Form 5500 Series, including all related reports required therewith;

          (iii)  a copy of the most recent Summary Parent Plan Description ("Parent SPD"), together with all Summaries of Material Modification issued with respect to such Parent SPD and all other material employee communications relating to each Parent Plan distributed by Parent or any of its Subsidiaries from December 31, 2003 to the date of this Agreement;

          (iv)  if the Parent Plan or any obligations thereunder are funded through a trust or any other funding vehicle or through insurance, the trust or other funding agreement and the latest financial statements thereof or evidence of insurance coverage thereof;

           (v)  all contracts relating to the Parent Plan with respect to which Parent or any Parent ERISA Affiliate may have any material liability, including insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements;

          (vi)  if the Parent Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service; and

         (vii)  all material communications between Parent or any Parent ERISA Affiliate and any Governmental Entity.

        (c)   No Parent Plan in effect as of the date hereof is subject to Title IV or Section 302 of ERISA. No liability under Title IV or Section 302 of ERISA has been incurred by Parent or any Parent ERISA Affiliate that has not been satisfied in full, and no condition exists that would be reasonably likely to result in Parent or any Parent ERISA Affiliate incurring any such liability, other than liability for premiums due to the Pension Benefit Guaranty Corporation (which premiums have been paid when due). Insofar as the representation made in this Section 4.9(c) applies to Sections 4064, 4069 or 4204 of Title IV of ERISA, such representation is made with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which Parent or any Parent ERISA Affiliate made, or was required to make, contributions during the five-year period ending on the last day of the most recent plan year ended prior to the Closing Date.

        (d)   None of Parent, any Parent ERISA Affiliate, any of the Parent Plans, any trust created thereunder and, to the knowledge of Parent, any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action with respect to a Parent Plan in connection with which Parent, any of its Subsidiaries or any Parent ERISA Affiliate would be reasonably likely to be subject to a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975(a) or (b), 4976 or 4980B of the Code.

        (e)   All contributions required to be made by Parent and its Subsidiaries with respect to any Parent Plan on or prior to the Closing Date have been timely made or are reflected on the consolidated balance sheet of Parent dated as of September 30, 2004 contained in the Specified Parent SEC Documents. Since September 30, 2004, there has been no amendment to, written interpretation of or announcement (whether or not written) by Parent or any Parent ERISA Affiliate relating to, or change in the terms of employee participation or coverage under, any Parent Plan that would increase materially the expense of maintaining such Parent Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

        (f)    Each of the Parent Plans has been operated and administered by Parent and its Subsidiaries in all material respects in accordance with applicable Laws, including ERISA and the Code.

        (g)   With respect to each of the Parent Plans that is intended to be "qualified" within the meaning of Section 401(a) of the Code, Parent has received a currently effective determination letter from the IRS stating that it is so qualified, such letter has not been revoked, and, to the knowledge of Parent, no event has occurred that would be reasonably likely to affect such qualified status. No fund established under a Parent Plan is intended to satisfy the requirements of Section 501(c)(9) of the Code.

        (h)   No amounts payable under the Parent Plans as a result of the transactions contemplated hereby will fail to be deductible for federal income Tax purposes by virtue of Sections 280G or 162(m) of the Code.

        (i)    No Parent Plan provides death, medical, hospitalization or similar benefits (whether or not insured) with respect to any current or former employee of Parent, its Subsidiaries or any Parent ERISA Affiliate after retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA or (iii) benefits, the full direct cost of which is borne by the current or former employee (or beneficiary thereof).

        (j)    The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (i) entitle any current or former employee, officer or director of Parent, any of its Subsidiaries or any Parent ERISA Affiliate to severance pay, unemployment compensation or any other similar termination payment under any Parent Plan, or (ii) accelerate the time of payment or vesting of, increase the amount of or otherwise enhance any benefit due any such employee, officer or director under any Parent Plan.

        (k)   To the knowledge of Parent, neither Parent nor any Subsidiary has contributed to a nonconforming group health plan (as defined in Section 5000(c) of the Code) and no Parent ERISA Affiliate or any of its Subsidiaries has incurred a Tax under Section 5000(a) of the Code which is or could become a liability of Parent or any of its Subsidiaries.

        (l)    There is no pending or, to the knowledge of Parent, threatened material Litigation by, on behalf of or against any Parent Plan by any participant (or beneficiary thereof) in such Parent Plan or otherwise involving such Parent Plan (other than routine claims for benefits).

        Section 4.10    Litigation; Compliance with Law.

        (a)   Except as disclosed in the Specified Parent SEC Documents, (i) there is no Litigation pending or, to the knowledge of Parent, threatened in writing against, relating to or naming as a party thereto Parent or any of its Subsidiaries, any of their respective properties or assets or any of Parent's officers or directors (in their capacities as such), (ii) there is no agreement, order, judgment, decree, injunction or award of any Governmental Entity against and/or binding upon Parent, any of its Subsidiaries or any of Parent's officers or directors (in their capacities as such) that, in the case of either clause (i) or (ii), individually or in the aggregate has had, or would be reasonably likely to have or result in, a Material Adverse Effect on Parent, and (iii) there is no Litigation that Parent or any of its Subsidiaries has pending against other parties, where such Litigation is intended to enforce or preserve material rights of Parent or any of its Subsidiaries.

        (b)   Each of Parent and its Subsidiaries has complied, and is in compliance, in all material respects with all Laws and Permits which affect the respective businesses of Parent or any of its Subsidiaries, the Parent Real Property and/or the Parent Assets, and Parent and its Subsidiaries have not been and are not in violation in any material respect of any such Law or Permit; nor has any notice, charge, claim or action has been received by Parent or any of its Subsidiaries or been filed, commenced, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries alleging any violation of the foregoing.

        (c)   Parent and its Subsidiaries hold all Permits necessary for the ownership, leasing, operation, occupancy and use of the Parent Real Property, the Parent Assets and the conduct of their respective businesses as currently conducted ("Parent Permits"), except where the failure to hold such Parent Permits individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has received notice that any Parent Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and Parent has no knowledge of any reasonable basis for any such termination, modification or nonrenewal, in each case except for any such terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. The execution, delivery and performance of this Agreement and the consummation of the Merger or any other transactions contemplated hereby do not and will not violate any Parent Permit, or result in any termination, modification or nonrenewal thereof, except in each case for any such violations, terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

        (d)   This Section 4.10 does not relate to matters with respect to (i) Parent Plans, ERISA and other employee benefit matters (which are the subject of Section 4.9), (ii) Tax Laws and other Tax matters (which are the subject of Section 4.13), (iii) Environmental Laws and other environmental matters (which are the subject of Section 4.14), and (iv) labor matters (which are the subject of Section 4.17).

        Section 4.11    Intellectual Property.

        (a)   Parent and its Subsidiaries own, or possess sufficient and legally enforceable licenses or other rights to use, any and all Technology and Intellectual Property necessary for the conduct of the business and operations of Parent and its Subsidiaries as currently conducted, free and clear of any Liens (except for any Permitted Liens).

        (b)   To the knowledge of Parent, the conduct of the business of Parent and its Subsidiaries does not infringe, conflict with or otherwise violate in any material respect any Intellectual Property of any Person, and none of Parent or any of its Subsidiaries has received notice or has knowledge of any such material infringement, conflict or other violation.

        Section 4.12    Material Contracts.

        (a)   Except as disclosed in the Specified Parent SEC Documents, to the extent that it is reasonably apparent that the disclosure in the Specified Parent SEC Documents is responsive to the matters set forth in this Section 4.12(a), as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (ii) which materially restrains, limits or impedes Parent's or any of its Subsidiaries', or will materially restrain, limit or impede the Surviving Corporation's, ability to compete with or conduct any business or any line of business, including geographic limitations on Parent's or any of its Subsidiaries' or the Surviving Corporation's activities, (iii) which is a material production sharing agreement, joint venture or operating agreement, balancing agreement, farm-out or farm-in agreement, enhanced oil recovery agreement, unitization and pooling agreement or other similar contract or agreement relating to the exploration, development and production of oil and natural gas, (iv) which is a material take-or-pay agreement or other similar agreement that entitles purchasers of production to receive delivery of Hydrocarbons without paying therefor, or (v) which is otherwise material to Parent and its Subsidiaries taken as a whole. Each contract, arrangement, commitment or understanding of the type described in this Section 4.12(a), whether or not set forth in Section 4.12(a) of the Parent Disclosure Letter or disclosed in the Specified Parent SEC Documents, is referred to herein as a "Parent Material Contract." Parent has previously made available to the Company true, complete and correct copies of each Parent Material Contract.

        (b)   (i) Each Parent Material Contract is valid and binding and in full force and effect, (ii) Parent and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Parent Material Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of Parent or any of its Subsidiaries under any such Parent Material Contract and (iv) to the knowledge of Parent, no other party to such Parent Material Contract is in default in any respect thereunder, except in each case where there has not been, and would not be reasonably likely to be, individually or in the aggregate, a material adverse effect on the rights or remedies of Parent or its Subsidiaries under such Parent Material Contracts.

        Section 4.13    Taxes.

        (a)   (i) All material Returns required to be filed by or with respect to Parent, its Subsidiaries and each Parent Consolidated Group have been timely filed in accordance with all applicable Laws and all such Returns are true, correct and complete in all material respects, (ii) Parent, its Subsidiaries and each Parent Consolidated Group have timely paid all material Taxes due or claimed to be due, (iii) all material Employment and Withholding Taxes and any other material amounts required to be withheld with respect to Taxes have been either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws, (iv) the charges, accruals and reserves for Taxes with respect to Parent, its Subsidiaries and each Parent Consolidated Group reflected in the balance sheet, dated as of December 31, 2003, included in Parent's Annual Report on Form 10-K for the term ended December 31, 2003 (the "Parent Balance Sheet") are adequate under GAAP, (v) no material deficiencies or other claims for any Taxes asserted or assessed, or, to the knowledge of Parent, proposed, against Parent or any of its Subsidiaries has not been resolved in all material respects, and (vi) there is no material Litigation pending or, to the knowledge of any of Parent or its Subsidiaries, threatened or scheduled to commence, against or with respect to Parent or any of its Subsidiaries in respect of any Tax or Return.

        (b)   The statues of limitations for the federal income Tax Returns of Parent, its Subsidiaries and each Parent Consolidated Group have expired or otherwise have been closed for all taxable periods ending on or before December 31, 2000.

        (c)   Since January 1, 2001, neither Parent nor any of its Subsidiaries has been a member of any "affiliated group" (as defined in Section 1504(a) of the Code) or has been included in any "consolidated," "unitary" or "combined" Return (other than Returns which include only Parent and any Subsidiaries of Parent) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality and none of Parent nor any of its Subsidiaries has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision under any state, local or foreign law), or as a successor or transferee.

        (d)   There are no Tax sharing, allocation, indemnification or similar agreements or arrangements, whether written or unwritten, in effect under which Parent or any of its Subsidiaries could be liable for any material Taxes of any Person other than Parent or any Subsidiary of Parent.

        (e)   Neither Parent nor any of its Subsidiaries has entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of a material amount of Taxes, nor is any request for such a waiver or extension pending.

        (f)    There are no Liens for Taxes on any asset of Parent or its Subsidiaries, except for Permitted Liens.

        (g)   Neither Parent nor any of its Subsidiaries is the subject of or bound by any material private letter ruling, technical advice memorandum, closing agreement or similar material ruling, memorandum or agreement with any taxing authority.

        (h)   Neither Parent nor its Subsidiaries has entered into, has any liability in respect of, or has any filing obligations with respect to, any "reportable transactions," as defined in Section 1.6011-4(b)(1) of the Treasury Regulations.

        (i)    Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, or (iii) deferred intercompany gain or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

        (j)    Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would be reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        (k)   Parent has made available to the Company correct and complete copies of (i) all U.S. federal income Tax Returns of Parent and its Subsidiaries relating to taxable periods ending on or after December 31, 2001, filed through the date hereof and (ii) any material audit report within the last four years relating to any material Taxes due from or with respect to Parent or any of its Subsidiaries.

        (l)    No jurisdiction where Parent or any of its Subsidiaries does not file a Return has made a claim that Parent or any of its Subsidiaries is required to file a Return for a material amount of Taxes for such jurisdiction.

        (m)  All of the transactions which Parent has accounted for as hedges under SFAS 133 have also been treated as hedging transactions for federal income Tax purposes pursuant to Treasury Regulation Section 1.1221-2 and have been properly identified as such under Treasury Regulation Section 1.1221-2(f).

        Section 4.14    Environmental Matters.

        (a)   Except for such matters that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, Parent and its Subsidiaries have complied, and are in compliance, with all applicable Environmental Laws, which compliance includes the possession of all Permits required under applicable Environmental Laws and compliance with the terms and conditions thereof and the making and filing with all applicable Governmental Entities of all reports, forms and documents and the maintenance of all records required to be made, filed or maintained by it under any Environmental Law. Neither Parent nor any of its Subsidiaries has received any communication (written or, if oral, would be reasonably likely to result in a formal claim) from any Person, whether a Governmental Entity, citizens group, employee or otherwise, that alleges that Parent or any of its Subsidiaries is not in compliance in any material respect with Environmental Laws and that has not been resolved in all material respects.

        (b)   Except for such matters that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, there are no Environmental Claims pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or, to the knowledge of Parent, against any Person whose liability for any Environmental Claim Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

        (c)   Except for such matters that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries is subject to any liability or obligation (accrued, contingent or otherwise) to cleanup, correct, abate or to take any response, remedial or corrective action under or pursuant to any Environmental Laws, relating to (i) environmental conditions on, under, or about any of the properties or assets owned, leased, operated or used by Parent or any of its Subsidiaries or any predecessor thereto at the present time or in the past, including the air, soil, surface water and groundwater conditions at, on, under, from or near such properties, or (ii) the past or present use, management, handling, transport, treatment, generation, storage, disposal or Release of any Hazardous Substances, whether on-site at any Parent Real Property, or at any off-site location. Parent has provided or made available to the Company all material studies, assessments, reports, data, results of investigations or audits, analyses and test results, in the possession, custody or control of Parent or any of its Subsidiaries relating to (x) the environmental conditions on, under or about any of the properties or assets owned, leased, operated or used by any of Parent and its Subsidiaries or any predecessor in interest thereto at the present time or in the past and (y) any Hazardous Substances used, managed, handled, transported, treated, generated, stored or Released by any Person on, under, about or from, any of the properties, assets and businesses of Parent or any of its Subsidiaries.

        (d)   Except for such matters that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, to the knowledge of Parent, there are no past or present actions, activities, circumstances, conditions, events or incidents, including the release, emission, discharge, presence or disposal of any Hazardous Substance, that would be reasonably likely to form the basis of any Environmental Claim against Parent or any of its Subsidiaries or against any Person whose liability for such Environmental Claim Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

        (e)   Without in any way limiting the generality of the foregoing, there are no underground storage tanks located at any property currently owned, leased or operated by Parent or any of its Subsidiaries.

        (f)    Neither Parent nor any of its Subsidiaries is required by virtue of the transactions contemplated by this Agreement, or as a condition to the effectiveness of any transactions contemplated by this Agreement, (i) to perform a site assessment for Hazardous Substances at any Parent Real Property or (ii) to remove or remediate any Hazardous Substances from any Parent Real Property.

        Section 4.15    Parent Real Property; Operating Equipment.

        (a)   Section 4.15(a) of the Parent Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all Parent Owned Real Property setting forth information sufficient to specifically identify such Parent Owned Real Property and the legal owner thereof. Parent and its Subsidiaries have good, valid fee simple title to the Parent Owned Real Property, free and clear of any Liens other than Permitted Liens. Each Parent Lease grants the lessee under the Parent Lease the exclusive right to use and occupy the premises and rights demised thereunder free and clear of any Lien other than Permitted Liens. Each of Parent and its Subsidiaries has good and valid title to the leasehold estate or other interest created under its respective Parent Leases free and clear of any Liens other than Permitted Liens.

        (b)   The Parent Real Property constitutes all the fee, leasehold and other interests in real property held by Parent and its Subsidiaries, other than the Parent Oil and Gas Properties. The use and operation of the Parent Real Property in the conduct of the business of Parent and its Subsidiaries does not violate any instrument of record or agreement affecting the Parent Real Property, except for such violations as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. No current use by Parent and its Subsidiaries of the Parent Real Property is dependent on a nonconforming use or other governmental approval.

        (c)   All material operating equipment owned or leased by Parent or any of its Subsidiaries are, in the aggregate, in a state of repair so as to be adequate in all material respects for reasonably prudent operations in the areas in which they are operated.

        Section 4.16    Insurance.    Section 4.16 of the Parent Disclosure Letter contains a complete and correct list of all material insurance policies maintained by or on behalf of any of Parent and its Subsidiaries as of the date of this Agreement. Such policies are, and at the Closing policies or replacement policies having substantially similar coverages will be, in full force and effect, and all premiums due thereon have been or will be paid. Parent and its Subsidiaries have complied in all material respects with the terms and provisions of such policies. With respect to any material insurance claim submitted by Parent or any of its Subsidiaries since January 1, 2003, neither Parent nor any of its Subsidiaries has received any refusal of coverage, reservation of rights or other notice that the issuer of the applicable insurance policy or policies is not willing or able to perform its obligations thereunder.

        Section 4.17    Labor Matters.

        (a)   Neither Parent nor any of its Subsidiaries is, or since January 1, 2000 has been, a party to or bound by a collective bargaining agreement or other similar agreement with any labor union or labor organization applicable to the employees of Parent or any of its Subsidiaries, and no such agreement is currently being negotiated. Since January 1, 2000, no representation election petition or application for certification has been filed by any employees of Parent or any of its Subsidiaries, nor is such a petition or application pending with the National Labor Relations Board or any Governmental Entity, and, to the knowledge of Parent, no labor union is currently engaged in or threatening, organizational efforts with respect to any employees of Parent or any of its Subsidiaries. Since January 1, 2000, no labor dispute, strike, slowdown, picketing, work stoppage, lockout or other collective labor action involving the employees of Parent or any of its Subsidiaries has occurred or is in progress or, to the knowledge of Parent, has been threatened against Parent or any of its Subsidiaries.

        (b)   Except as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, each of Parent and its Subsidiaries is in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, immigration and wages and hours, and is not engaged in any unfair or unlawful labor practice.

        (c)   There is no material Litigation pending, or to the knowledge of Parent, threatened involving Parent or any of its Subsidiaries and any of their respective employees or former employees.

        (d)   To the knowledge of Parent, since January 1, 2003, no employee of Parent or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any material applicable Law, in each case, by Parent, any of its Subsidiaries or any of their respective officers or directors.

        (e)   Since January 1, 2001, neither Parent nor any of its Subsidiaries has effectuated (i) a "plant closing" (as defined in the WARN Act), affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Parent or any of its Subsidiaries, or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of Parent or any of its Subsidiaries; nor has Parent nor any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any state, local or foreign Law or regulation similar to the WARN Act.

        (f)    Section 4.17(f) of the Parent Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of the names of all directors and officers of Parent, together with the number of shares of Parent Common Stock owned beneficially or of record, or both, by such Person.

        Section 4.18    Affiliate Transactions.    Section 4.18 of the Parent Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all agreements, contracts, transfers of assets or liabilities or other commitments or transactions, whether or not entered into in the ordinary course of business, to or by which Parent or any of its Subsidiaries, on the one hand, and any of their respective officers or directors (or any of their respective Affiliates, other than Parent or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect during the past 12 months, (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to Parent and its Subsidiaries, taken as a whole and (c) are not Parent Plans.

        Section 4.19    Derivative Transactions and Hedging.    Section 4.19 of the Parent Disclosure Letter contains a complete and correct list of all Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of Parent and its Subsidiaries) entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of December 10, 2004. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries. Parent and each of its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

        Section 4.20    Disclosure Controls and Procedures.    Since January 1, 2003, Parent and each of its Subsidiaries has had in place "disclosure controls and procedures" (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) designed and maintained to ensure in all material respects that (a) transactions are executed in accordance with management's general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principals and to maintain accountability for assets, (c) access to assets is permitted only in accordance with management's general or specific authorization, (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, (e) all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (f) all such information is accumulated and communicated to Parent's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports. Parent's disclosure controls and procedures ensure that information required to be disclosed by Parent in the reports filed with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. None of Parent's or its Subsidiaries' records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants. Parent has diligently completed in all material respects its SOX 404 Plan. As of the date of this Agreement, to the knowledge of Parent, (i) there is no reason that it will not be able, on a timely basis, to complete and include in Parent's Annual Report on Form 10-K for the year ending December 31, 2004, management's assessment of Parent's internal controls and procedures for financial reporting in accordance with Section 404 of SOX and (ii) there is no material weakness, significant deficiency or control deficiency, in each case as such term is defined in PCAOB Auditing Std. No. 2.

        Section 4.21    Oil and Gas.

        (a)   Parent has furnished the Company prior to the date of this Agreement with summaries of International and Domestic Regional Reserve Estimates estimating Parent's and its Subsidiaries' proved oil and gas reserves as of December 31, 2003 (the "Parent Reserve Report"). The factual, non-interpretive data on which the Parent Reserve Report was based for purposes of estimating the oil and gas reserves set forth in the Parent Reserve Report was accurate in all material respects.

        (b)   All operated producing oil and gas wells included in the Parent Reserve Report have been operated and produced and, to the knowledge of Parent, drilled, in accordance in all material respects with generally accepted oil and gas field practices and in compliance in all material respects with applicable oil and gas leases and applicable Law.

        (c)   All material proceeds from the sale of Hydrocarbons produced from Parent Oil and Gas Properties are being received by Parent and its Subsidiaries in a timely manner and are not being held in suspense for any reason (except in the ordinary course of business).

        (d)   Neither Parent nor any of its Subsidiaries has received any material advance, take-or-pay or other similar payments that entitle purchasers of production to receive deliveries of Hydrocarbons without paying therefor, and, on a net, company-wide basis, Parent is neither underproduced nor overproduced, in either case, to any material extent, under gas balancing or similar arrangements.

        (e)   Parent and its Subsidiaries have good and defensible title to all oil and gas properties forming the basis for the reserves reflected in the Parent Reserve Report as attributable to interests owned by Parent and its Subsidiaries and free and clear of all Liens, except for (i) Permitted Liens and (ii) Liens associated with obligations reflected in the Parent Reserve Report. The oil and gas leases and other agreements that provide Parent and its Subsidiaries with operating rights in the oil and gas properties reflected in the Parent Reserve Report are legal, valid and binding and in full force and effect, and the rentals, royalties and other payments due thereunder have been properly and timely paid and there is no existing default (or event that, with notice or lapse of time or both, would become a default) under any of such oil and gas leases or other agreements, except, in each case, as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

        (f)    No claim, notice or order from any Governmental Entity or other Person has been received by Parent or any of its Subsidiaries due to Hydrocarbon production in excess of allowables or similar violations that could result in curtailment of production after the Closing Date from any unit or oil and gas properties of Parent or any of its Subsidiaries, except any such violations which individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

        Section 4.22    Investment Company.    Neither Parent nor any of its Subsidiaries, including Purchaser, is an "investment company," a company "controlled" by an "investment company," or an "investment adviser" within the meaning of the Investment Company Act, or the Advisers Act.

        Section 4.23    Interim Operations of Purchaser.    Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business other than in connection with entering into this Agreement and engaging in the transactions contemplated by this Agreement.

        Section 4.24    Financing.    Parent has received a commitment letter from JPMorgan whereby such financial institutions have committed, upon the terms and subject to the conditions set forth therein, to provide debt financing in the amount of $1,300,000,000. Parent has delivered a complete and correct copy of the letter referred to in this Section 4.24 as in effect on the date hereof to the Company, and Parent will deliver to the Company correct and complete copies of the definitive agreements for the financing of the Merger (the "Commitment Letter")

        Section 4.25    Required Vote.    The affirmative vote of the holders of a majority of votes cast at a meeting at which a majority of the outstanding shares of Parent Common Stock are present and voting (the "Required Parent Vote") is the only vote of the holders of any class or series of the capital stock of Parent necessary to authorize the issuance of Parent Common Stock pursuant to this Agreement under Rule 312.02 of the NYSE (the "Parent Proposal").

        Section 4.26    Recommendation of Parent Board of Directors; Opinion of Financial Advisor.

        (a)   The Parent Board, at a meeting duly called and held, duly adopted resolutions (i) determining that this Agreement, the transactions contemplated hereby and the Parent Proposal are fair to, and in the best interests of, the stockholders of Parent, (ii) approving this Agreement, the transactions contemplated hereby and the Parent Proposal, (iii) resolving to recommend approval and adoption of the Parent Proposal to the stockholders of Parent and (iv) directing that the Parent Proposal be submitted to Parent's stockholders for consideration in accordance with this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.

        (b)   Parent has received an opinion of JPMorgan to the effect that, as of the date of this Agreement, the Merger Consideration to be paid by Parent in the Merger is fair, from a financial point of view, to Parent, a signed copy of which opinion has been, or will promptly be, delivered to the Company. Parent has received the approval of JPMorgan to permit the inclusion of a copy of its written opinion in its entirety in the Proxy Statement, subject to JPMorgan's review of the Proxy Statement.

        Section 4.27    Brokers.    Except for JPMorgan, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries, that is or will be payable by Parent or any of its Subsidiaries. Parent is solely responsible for the fees and expenses of JPMorgan as and to the extent set forth in the engagement letter, dated as of November 30, 2004. Parent has previously delivered to the Company a true and correct copy of such engagement letter.

        Section 4.28    No Other Representations or Warranties.    Except for the representations and warranties contained in this Article IV, neither Parent, Purchaser nor any other Person makes any other express or implied representation or warranty on behalf of Parent, Purchaser or any of their respective affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE V
COVENANTS

        Section 5.1    Interim Operations of the Company.

        The Company covenants and agrees as to itself and its Subsidiaries that during the period from the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (w) disclosed in Section 5.1 of the Company Disclosure Letter, (x) expressly contemplated or permitted by this Agreement, (y) required by applicable Law, or (z) agreed to in writing by Parent, after the date of this Agreement and prior to the Effective Time:

          (a)   the business of the Company and its Subsidiaries shall be conducted only in the ordinary course consistent with past practice, and the Company shall use its reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of its Subsidiaries and keep available the services of their current officers and employees and preserve and maintain existing relations with customers, suppliers, officers, employees and creditors;

          (b)   the Company shall not, nor shall it permit any of its Subsidiaries to, (i) enter into any new line of business, or (ii) incur or commit to any capital expenditures, or any obligations or liabilities in connection with any capital expenditures during calendar year 2004 other than capital expenditures and obligations or liabilities incurred or committed to in an amount not greater in the aggregate than, and during the same time period set forth in, the Company's current capital budget approved by the Company Board in February 2004 and October 2004, the amount of which has been furnished to Parent prior to the date of this Agreement, or (iii) incur or commit to any capital expenditures, or any obligations or liabilities in connection with any capital expenditures during calendar year 2005 other than capital expenditures and obligations or liabilities incurred or committed to in an amount not greater in the aggregate than, and during the same time period set forth in, the Company's total capital budget for calendar year 2005 approved by the Company Board in December 2004, which has been furnished to Parent prior to the date of this Agreement;

          (c)   the Company shall not, nor shall it permit any of its Subsidiaries to, amend its certificate of incorporation or bylaws or similar organizational documents;

          (d)   the Company shall not, nor shall it permit any of its Subsidiaries (other than direct or indirect wholly owned Subsidiaries) to, declare, set aside or pay any dividend (other than, in the case of the Company, regular quarterly dividends consistent with past practice and in no event exceeding $0.06 per share per quarter) or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock;

          (e)   the Company shall not, nor shall it permit any of its Subsidiaries to (i) adjust, split, combine or reclassify any capital stock or issue, grant, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or of any other such securities or agreements of the Company or any of its Subsidiaries, other than issuances (A) by the Company of Company Options and Company Common Stock to employees and directors of the Company in the ordinary course of the Company's annual compensation procedures, consistent with past practice and in accordance with Section 5.1(e)(i)(A) of the Company Disclosure Letter; (B) of Company Options to new hires or promoted employees in the ordinary course of business consistent with past practice and in accordance with Section 5.1(e)(i)(B) of the Company Disclosure Letter; (C) pursuant to the Company Warrants and the Company Options outstanding on the date of this Agreement or issued after the date of this Agreement in accordance with clauses (A) or (B) hereof or (D) pursuant to the Company Rights or Company Rights Agreement in effect on the date of this Agreement, or (ii) except as required pursuant to the terms of the Company Plans in effect on the date of this Agreement, redeem, purchase or otherwise acquire directly or indirectly any of its capital stock or any other securities or agreements of the type described in clause (i) of this Section 5.1(e);

          (f)    except as required pursuant to the terms of the Company Plans in effect on the date of this Agreement, the Company shall not, nor shall it permit any of its Subsidiaries to, (i) grant any increase in the compensation or benefits payable or to become payable by the Company or any of its Subsidiaries to any former or current director, officer or employee of the Company or any of its Subsidiaries, except for any such increases in the ordinary course of the Company's annual compensation procedures, consistent with past practice and in accordance with Section 5.1(f)(i) of the Company Disclosure Letter; (ii) adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under, any Company Plan (other than entry into employment agreements with new hires in the ordinary course of business consistent with past practice; provided that such employment agreement shall be terminable at will, without penalty (other than severance obligations that accrue under the Company's Amended and Restated Change in Control Plan as in effect on the date of this Agreement (the "CIC Plan")) to the Company or any of its Subsidiaries, or (iii) grant any severance or termination pay to any officer, director or employee of the Company or any of its Subsidiaries (other than grants to new hires in the ordinary course consistent with past practice pursuant to the CIC Plan);

          (g)   the Company shall not, nor shall it permit any of its Subsidiaries to, change its methods of accounting in effect as of the date of this Agreement, except in accordance with changes in GAAP as concurred to by the Company's independent auditors;

          (h)   the Company shall not, nor shall it permit any of its Subsidiaries to (i) acquire any Person or other business organization, division or business by merger, consolidation, purchase of an equity interest or assets, or by any other manner, or (ii) other than in the ordinary course of business consistent with past practice or pursuant to agreements in effect on the date of this Agreement and set forth in Section 3.12 of the Company Disclosure Letter, acquire any assets;

          (i)    other than the sale of inventory and Hydrocarbons in the ordinary course of business consistent with past practice or the sale of any assets pursuant to agreements in effect on the date of this Agreement and set forth in Section 3.12 of the Company Disclosure Letter, the Company shall not, nor shall it permit any of its Subsidiaries to, sell, lease, exchange, transfer or otherwise dispose of, or agree to sell, lease, exchange, transfer or otherwise dispose of, any material Company Assets;

          (j)    the Company shall not, nor shall it permit any of its Subsidiaries to, mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject to any other Lien other than Permitted Liens, any of the Assets;

          (k)   the Company shall not, nor shall it permit any of its Subsidiaries to, (i) except as set forth in clause (ii) below, pay, discharge or satisfy any claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) where such payment, discharge or satisfaction would require any payment except for the payment, discharge or satisfaction of liabilities or obligations in accordance with the terms of agreements in effect on the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice and not in violation of this Agreement, in each case to which the Company or any of its Subsidiaries is bound and except for any payments, discharges or settlements that do not exceed $500,000 individually or $2,500,000 in the aggregate, or (ii) compromise, settle, grant any waiver or release relating to any Litigation, other than settlements or compromises of litigation where the amount paid or to be paid does not exceed $500,000 individually or $2,500,000 in the aggregate;

          (l)    the Company shall not, nor shall it permit any of its Subsidiaries to, engage in any transaction with (except pursuant to agreements in effect at the time of this Agreement and set forth in Section 3.9(a) or 3.18 of the Company Disclosure Letter), or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of the Company's affiliates; provided, that for the avoidance of doubt, for purposes of this clause (l), the term "affiliates" shall not include any employees of the Company or any of its Subsidiaries, other than the directors and executive officers thereof;

          (m)  the Company shall not, nor shall it permit any of its Subsidiaries to, make or change any material Tax election, amend any Return in any material respect or settle or compromise any material Tax liability;

          (n)   the Company shall not, nor shall it permit any of its Subsidiaries to, take any action that would, or could reasonably be expected to, result in any of its representations and warranties set forth in this Agreement becoming untrue in a manner that would give rise to the failure of the closing condition set forth in Section 6.3(a);

          (o)   the Company shall not, nor shall it permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger or with respect to an inactive wholly-owned Subsidiary of the Company) or any agreement relating to an Acquisition Proposal, except as provided for in Section 5.3;

          (p)   the Company shall not, nor shall it permit any of its Subsidiaries to, (i) incur or assume any long-term debt, or except in the ordinary course of business consistent with past practice and in no event exceeding $30,000,000 in the aggregate, incur or assume any short-term indebtedness, (ii) modify the terms of any indebtedness to increase the Company's obligations with respect thereto (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except in the ordinary course of business consistent with past practice and in no event exceeding $500,000 in the aggregate, (iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly owned Subsidiaries of the Company, or by such Subsidiaries to the Company, or customary loans or advances to employees in accordance with past practice and in no event exceeding $500,000) in the aggregate, or (v) enter into any material commitment or transaction, except in the ordinary course of business consistent with past practice;

          (q)   the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any agreement, understanding or commitment that materially restrains, limits or impedes the Company's or any of its Subsidiaries' ability to compete with or conduct any business or line of business, including geographic limitations on the Company's or any of its Subsidiaries' activities;

          (r)   except in the ordinary course of business consistent with past practice, the Company shall not, nor shall it permit any of its Subsidiaries to, modify or amend in any material respect, or terminate, any material contract to which it is a party or waive in any material respect or assign any of its material rights or claims;

          (s)   the Company shall not, nor shall it permit any of its Subsidiaries to, fail to maintain in full force and effect the existing insurance policies covering the Company or its Subsidiaries or their respective properties, assets and businesses or comparable replacement policies, except to the extent such policies cease to be available on commercially reasonable terms; and

          (t)    the Company shall not, nor shall it permit any of its Subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the foregoing.

Notwithstanding anything in this Section 5.1 to the contrary, the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any transaction or take any other action that would be reasonably likely to have a material adverse impact on, or materially delay, the consummation of the transactions contemplated by this Agreement.

        Section 5.2    Interim Operations of Parent.

        Parent covenants and agrees as to itself and its Subsidiaries that during the period from the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (w) disclosed in Section 5.2 of the Parent Disclosure Letter, (x) expressly contemplated or permitted by this Agreement, (y) required by applicable Law, or (z) agreed to in writing by the Company, after the date of this Agreement and prior to the Effective Time:

          (a)   the business of Parent and its Subsidiaries shall be conducted only in the ordinary course consistent with past practice;

          (b)   solely in the case of Parent and any non-wholly owned Subsidiary of Parent, Parent shall not (i) declare, set aside or pay any extraordinary or special dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock; provided, however, that nothing contained herein shall prohibit Parent from increasing the quarterly cash dividend on Parent Common Stock, or (ii) engage in any spin-off or split-off without receiving fair consideration (determined in the good faith judgment of Parent);

          (c)   Parent shall not, nor shall it permit any of its Subsidiaries to, change its methods of accounting in effect as of the date of this Agreement, except in accordance with changes in GAAP as concurred to by Parent's independent auditors;

          (d)   Parent shall not, nor shall it permit any of its Subsidiaries to, take any action that would, or could reasonably be expected to, result in any of its representations and warranties set forth in this Agreement becoming untrue in a manner that would give rise to the failure of the closing condition set forth in Section 6.2(a);

          (e)   solely in the case of Parent, Parent shall not amend its certificate of incorporation or bylaws or similar organizational documents in a manner that adversely affects the terms of the Parent Common Stock;

          (f)    solely in the case of Parent, Parent shall not adopt or enter into a plan of complete or partial liquidation or dissolution;

          (g)   Parent shall not, nor shall it permit any of its Subsidiaries to, enter into any new line of business, except as may reasonably relate to Parent's existing businesses; and

          (h)   Parent shall not, nor shall it permit any of its Subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the foregoing.

Notwithstanding anything in this Section 5.2 to the contrary, Parent shall not, nor shall it permit any of its Subsidiaries to, enter into any transaction or take any other action (including any amendment of Parent's certificate of incorporation) that would be reasonably likely to have a material adverse impact on, or materially delay, the consummation of the transactions contemplated by this Agreement.

        Section 5.3    Acquisition Proposals.

        (a)   The Company agrees that, except as expressly contemplated by this Agreement, neither it nor any of its Subsidiaries shall, and the Company shall, and shall cause its Subsidiaries to, cause their respective officers, directors, investment bankers, attorneys, accountants, financial advisors, agents and other representatives not to (i) directly or indirectly initiate, solicit, knowingly encourage or facilitate (including by way of furnishing information) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to any Person that has made an Acquisition Proposal or to any

Person in contemplation of an Acquisition Proposal, or (iii) accept an Acquisition Proposal or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.3) or (B) requiring, intended to cause, or which could reasonably be expected to cause the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement (each an "Acquisition Agreement"). Any violation of the foregoing restrictions by any of the Company's Subsidiaries or by any representatives of the Company or any of its Subsidiaries, whether or not such representative is so authorized and whether or not such representative is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company. Notwithstanding anything to the contrary in this Agreement, the Company and the Company Board may take any actions described in clause (ii) of this Section 5.3(a) with respect to a third party if at any time prior to obtaining the Company Required Vote (x) the Company receives a written Acquisition Proposal from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or facilitated by the Company or any of its Subsidiaries or any of their respective officers, directors, investment bankers, attorneys, accountants, financial advisors, agents or other representatives) and (y) such proposal constitutes, or the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that such proposal could reasonably be expected to lead to, a Superior Proposal, provided that the Company shall not deliver any information to such third party without entering into an Acceptable Confidentiality Agreement. Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board from taking and disclosing to the Company's stockholders a position with respect to an Acquisition Proposal pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.

        (b)   Neither (i) the Company Board nor any committee thereof shall directly or indirectly (A) withdraw (or amend or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw (or amend or modify in a manner adverse to Parent or Purchaser), the approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal (any action described in this clause (i) being referred to as a "Company Adverse Recommendation Change") nor (ii) shall the Company or any of its Subsidiaries execute or enter into an Acquisition Agreement. Notwithstanding the foregoing, at any time prior to obtaining the Company Required Vote, and subject to the Company's compliance at all times with the provisions of this Section 5.3 and Section 5.6, in response to a Superior Proposal, the Company Board may make a Company Adverse Recommendation Change; provided, however, that the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change in response to a Superior Proposal (X) until four Business Days after the Company provides written notice to Parent (a "Company Notice") advising Parent that the Company Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the Person or group making such Superior Proposal and (Y) if during such four Business Day period, Parent proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to the Company and its stockholders from a financial point of view as the Superior Proposal (it being understood that any change in the financial or other material terms of a Superior Proposal shall require a new Company Notice and a new four Business Day period under this Section 5.3(b)).

        (c)   Notwithstanding the first sentence of Section 5.3(b), at any time prior to obtaining the Company Required Vote, and subject to the Company's compliance at all times with the provisions of this Section 5.3 and Section 5.6, the Company Board may make a Company Adverse Recommendation Change described in clause (A) of the definition thereof if the Company Board (i) determines in good faith, after consultation with its outside legal counsel and any other advisor it chooses to consult, that the failure to make such Company Adverse Recommendation Change is inconsistent with its fiduciary duties to the stockholders of the Company, (ii) determines in good faith that the reasons for making such Company Adverse Recommendation Change are independent of any pending Acquisition Proposal and (iii) provides written notice to Parent (a "Company Notice of Change") advising Parent that the Company Board is contemplating making a Company Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Company Board may not make such a Company Adverse Recommendation Change until the third Business Day after receipt by Parent of the Company Notice of Change and (y) during such three Business Day period, at the request of Parent, the Company shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Company Board not to make such Company Adverse Recommendation Change consistent with its fiduciary duties.

        (d)   Parent agrees that, except as expressly contemplated by this Agreement, neither it nor any of its Subsidiaries shall, and Parent shall, and shall cause its Subsidiaries to, cause their respective officers, directors, investment bankers, attorneys, accountants, financial advisors, agents and other representatives not to (i) directly or indirectly initiate, solicit, knowingly encourage or facilitate (including by way of furnishing information) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Parent or any of its Subsidiaries or afford access to the properties, books or records of Parent or any of its Subsidiaries to any Person that has made an Acquisition Proposal or to any Person in contemplation of an Acquisition Proposal, or (iii) accept an Acquisition Proposal or enter into any Acquisition Agreement. Any violation of the foregoing restrictions by any of Parent's Subsidiaries or by any representatives of Parent or any of its Subsidiaries, whether or not such representative is so authorized and whether or not such representative is purporting to act on behalf of Parent or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by Parent. Notwithstanding anything to the contrary in this Agreement, Parent and the Parent Board may take any actions described in clause (ii) of this Section 5.3(d) with respect to a third party if at any time prior to obtaining the Required Parent Vote (x) Parent receives a written Acquisition Proposal from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or facilitated by Parent or any of its Subsidiaries or any of their respective officers, directors, investment bankers, attorneys, accountants, financial advisors, agents or other representatives) and (y) such proposal constitutes, or the Parent Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that such proposal could reasonably be expected to lead to, a Superior Proposal, provided that Parent shall not deliver any information to such third party without entering into an Acceptable Confidentiality Agreement. Nothing contained in this Section 5.3 shall prohibit Parent or the Parent Board from taking and disclosing to Parent's stockholders a position with respect to an Acquisition Proposal pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.

        (e)   Neither (i) the Parent Board nor any committee thereof shall directly or indirectly (A) withdraw (or amend or modify in a manner adverse to the Company), or publicly propose to withdraw (or amend or modify in a manner adverse to the Company), the approval, recommendation or declaration of advisability by the Parent Board or any such committee thereof of this Agreement, the Merger, the other transactions contemplated by this Agreement or the Parent Proposal or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any

Acquisition Proposal (any action described in this clause (i) being referred to as a "Parent Adverse Recommendation Change") nor (ii) shall Parent or any of its Subsidiaries execute or enter into, any Acquisition Agreement. Notwithstanding the foregoing, at any time prior to obtaining the Required Parent Vote, and subject to Parent's compliance at all times with the provisions of this Section 5.3 and Section 5.6, in response to a Superior Proposal, the Parent Board may make a Parent Adverse Recommendation Change; provided, however, that Parent shall not be entitled to exercise its right to make a Parent Adverse Recommendation Change in response to a Superior Proposal (X) until four Business Days after Parent provides written notice to the Company (a "Parent Notice") advising the Company that the Parent Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the Person or group making such Superior Proposal and (Y) if during such four Business Day period, the Company proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Parent Board determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to Parent and its stockholders from a financial point of view as the Superior Proposal (it being understood that any change in the financial or other material terms of a Superior Proposal shall require a new Parent Notice and a new four Business Day period under this Section 5.3(e)).

        (f)    Notwithstanding the first sentence of Section 5.3(e), at any time prior to obtaining the Required Parent Vote, and subject to Parent's compliance at all times with the provisions of this Section 5.3 and Section 5.6, the Parent Board may make a Parent Adverse Recommendation Change described in clause (A) of the definition thereof after the Parent Board (i) determines in good faith, after consultation with its outside legal counsel and any other advisor it chooses to consult, that the failure to make such Parent Adverse Recommendation Change is inconsistent with its fiduciary duties to the stockholders of Parent, (ii) determines in good faith that the reasons for making such Parent Adverse Recommendation Change are independent of any pending Acquisition Proposal and (iii) provides written notice to the Company (a "Parent Notice of Change") advising the Company that the Parent Board is contemplating making a Parent Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Parent Board may not make such a Parent Adverse Recommendation Change until the third Business Day after receipt by the Company of the Parent Notice of Change and (y) during such three Business Day period, at the request of the Company, Parent shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Parent Board not to make such Parent Adverse Recommendation Change consistent with its fiduciary duties.

        (g)   The Parties agree that in addition to the obligations of the Company and Parent set forth in paragraphs (a) through (f) of this Section 5.3, as promptly as practicable after receipt thereof, the Company or Parent, as applicable, shall advise Parent or the Company, respectively, in writing of any request for information or any Acquisition Proposal received from any Person, or any inquiry, discussions or negotiations with respect to any Acquisition Proposal, and the terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and the Company or Parent, as applicable, shall promptly provide to Parent or the Company, respectively, copies of any written materials received by the Company or Parent, as applicable, in connection with any of the foregoing, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Each of the Company and Parent agrees that it shall simultaneously provide to the other any non-public information concerning itself or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal which was not previously provided to the other. The Company and Parent shall keep Parent and the Company, respectively, fully informed of the status of any Acquisition Proposals (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). Each of the Company and Parent agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party.

        (h)   For purposes of this Agreement, with respect a party hereto, "Acquisition Proposal" shall mean any bona fide proposal, whether or not in writing, for the (i) direct or indirect acquisition or purchase of a business or assets that constitutes 10% or more of the net revenues, net income or the assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 10% or more of any class of equity securities or capital stock of such Party or any of its Subsidiaries whose business constitutes 10% or more of the net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or Persons beneficially owning 10% or more of any class of equity securities of such party or any of its Subsidiaries whose business constitutes 10% or more of the net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement; provided, however, that for purposes of this Agreement, with respect to Parent, any transaction (or proposal with respect thereto) that is described in Section 5.2(a) of the Parent Disclosure Letter shall not constitute an Acquisition Proposal. The term "Superior Proposal" shall mean, with respect to a party hereto, any bona fide written Acquisition Proposal made by a third party to acquire (which term shall include a parent to parent merger or other business combination with a similar result), directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, consolidation or other business combination, (A) 50% or more of the assets of such party and its Subsidiaries, taken as a whole, or (B) 50% or more of the equity securities of such party, in each case on terms which a majority of the board of directors of such party determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and this Agreement, including any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other party in response to such Superior Proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be superior to such party and its stockholders (in their capacity as stockholders) from a financial point of view as compared to the transactions contemplated hereby and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other party hereto pursuant to this Section 5.3.

        (i)    Immediately after the execution and delivery of this Agreement, each party hereto will, and will cause its Subsidiaries and their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Acquisition Proposal. Each party agrees that it shall (i) take the necessary steps to promptly inform its officers, directors, investments bankers, attorneys, accountants, financial advisors, agents or other representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Section 5.3 and (ii) request each Person who has heretofore executed a confidentiality agreement in connection with such Person's consideration of acquiring such party or any portion thereof to return or destroy (which destruction shall be certified in writing by an executive officer of such Person) all confidential information heretofore furnished to such Person by or on its behalf.

        Section 5.4    Access to Information and Properties.

        (a)   Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, afford to the authorized representatives of the other party, including officers, employees, accountants, counsel and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all of its properties, contracts, books, commitments, records, data and books and personnel and, during such period, it shall, and shall cause its Subsidiaries to, make available to the other parties all information concerning its business, properties and personnel as the other parties may reasonably request. No party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement. The Company and Parent will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

        (b)   From the date of this Agreement until the Effective Time, each party and its authorized representatives, including engineers, advisors and consultants, lenders and financing sources, upon reasonable notice and in a manner that does not unreasonably interfere with the business of the applicable party or any of its Subsidiaries, may enter into and upon all or any portion of the real property owned or leased by the other party in order to investigate and assess, as such party reasonably deems necessary or appropriate, the environmental condition of such real property and the other assets or the businesses of such other party or any of its Subsidiaries (an "Investigation"). An Investigation may include a Phase I environmental site assessment, or similar investigation; provided, however, that an Investigation shall not include any sampling or testing of soil and/or ground or surface waters at, on or under any real property. Each party hereto shall, and shall cause each of its Subsidiaries to, cooperate with the other parties in conducting any such Investigation, facilitating further testing or evaluation as may be reasonably prudent with respect to matters identified in the investigation, allow any other party reasonable access to such party's and its Subsidiaries' respective businesses, real property and other assets, together with full permission to conduct any such Investigation, and provide to any other party all plans, soil or surface or ground water tests or reports, any environmental investigation results, reports or assessments previously or contemporaneously conducted or prepared by or on behalf of such party, its Subsidiaries, or any of their predecessors that are in the possession of such party or any of its Subsidiaries, and all information relating to environmental matters regarding such party's and its Subsidiaries' respective businesses, real property and other assets that are in the possession of such party or any of its Subsidiaries.

        (c)   Parent and the Company will hold any information contemplated under Sections 5.4(a) and/or (b) above in accordance with the provisions of the confidentiality agreement between the Company and Parent, dated as of August 9, 2004 (the "Confidentiality Agreement"); provided, however, that each party's obligations under the Confidentiality Agreement shall terminate on the earlier of (i) the date provided therein or (ii) the Effective Time.

        (d)   No investigation by Parent or the Company or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement.

        Section 5.5    Further Action; Reasonable Best Efforts.

        (a)   Upon the terms and subject to the conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including using reasonable best efforts to satisfy the conditions precedent to the obligations of any of the parties hereto, to obtain all necessary authorizations, consents and approvals, and to effect all necessary registrations and filings, and to assist Parent and Purchaser in obtaining the Financing. Each of the parties hereto will furnish to the other parties such necessary information and reasonable assistance as such other parties may reasonably request in connection with the foregoing and will provide the other parties with copies of all filings made by such party with any Governmental Entity or any other information supplied by such party to a Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

        (b)   Each of Parent, Purchaser and the Company shall use their respective reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under any applicable Law. Without limiting the foregoing, the Company and Parent shall, as soon as practicable, file Notification and Report Forms under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") and shall use reasonable best efforts to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation.

        (c)   Each party shall (i) take all actions necessary to ensure that no state takeover Law or similar Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement and (ii) if any state takeover Law or similar Law becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing, Parent shall not be required to take any action to exempt any shareholder of the Company from any such Law.

        (d)   In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of the Surviving Corporation shall take or cause to be taken all such necessary action.

        (e)   Each of the parties hereto shall use reasonable best efforts to prevent the entry of, and to cause to be discharged or vacated, any order or injunction of a Governmental Entity precluding, restraining, enjoining or prohibiting consummation of the Merger.

        (f)    Notwithstanding the foregoing provisions of this Section 5.5, neither Parent nor Purchaser shall be required to accept, as a condition to obtaining any required approval or resolving any objection of any Governmental Entity, any requirement to divest or hold separate or in trust (or the imposition of any other condition or restriction with respect to) any of the respective businesses of Parent, Purchaser, the Company or any of their respective Subsidiaries, the Company Assets, the Parent Assets, the Company Real Property or the Parent Real Property.

        Section 5.6    Proxy Statement; Form S-4; Stockholders' Meeting.

        (a)   As promptly as practicable after the execution of this Agreement, the Company and Parent shall cooperate in preparing and each shall cause to be filed with the SEC, in connection with the Merger, a joint proxy statement in preliminary form (together with any amendments or supplements thereto, the "Proxy Statement") and Parent shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus, and the parties shall file, if necessary, any other statement or schedule relating to this Agreement and the transactions contemplated hereby. Each of the Company, Parent and Purchaser shall use their respective reasonable best efforts to furnish the information required to be included by the SEC in the Proxy Statement, the S-4 and any such statement or schedule. Each of the Company and Parent shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and each of the Company and Parent shall as promptly as practicable thereafter mail the Proxy Statement to its stockholders. Parent shall also use reasonable best efforts to obtain all necessary state securities Law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement.

        (b)   If at any time prior to the Effective Time, any event or circumstance relating to the Company, Parent and Purchaser or any of their respective affiliates, or its or their respective officers or directors, should be discovered by the Company, Parent or Purchaser that should be set forth in an amendment to the S-4 or a supplement to the Proxy Statement, the Company, Parent or Purchaser shall promptly inform the other parties hereto thereof in writing. All documents that the Company or Parent is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form in all material respects with applicable requirements of the Securities Act and the Exchange Act. The parties shall notify each other promptly of the time when the S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the S-4 or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the S-4 or the Merger and (ii) all orders of the SEC relating to the S-4.

        (c)   The Company, acting through the Company Board, shall, in accordance with its certificate of incorporation and bylaws and with applicable Law, promptly and duly call, give notice of, convene and hold, as soon as practicable following the date upon which the S-4 becomes effective for the purposes of voting upon the adoption of this Agreement and the approval of the consummation of the transactions contemplated by this Agreement, including the Merger, a special meeting of its stockholders for the sole purpose of considering and taking action upon this Agreement (such meeting, including any postponement or adjournment thereof, the "Company Special Meeting"), and shall use its reasonable best efforts to hold the Company Special Meeting no later than 45 days after such date. Except as otherwise provided in Section 5.3(b) or 5.3(c), the Company, acting through the Company Board, shall (i) recommend adoption of this Agreement and include in the Proxy Statement such recommendation and (ii) use its reasonable best efforts to solicit and obtain such adoption. Notwithstanding any Company Adverse Recommendation Change or the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal with respect to the Company or any of its Subsidiaries, or any other fact or circumstance, this Agreement shall be submitted to the stockholders of the Company at the Company Special Meeting for the purpose of adopting this Agreement, with such disclosures as shall be required by applicable Law. At any such Company Special Meeting following any such withdrawal, amendment or modification of the Company Board's recommendation of this Agreement, the Company may submit this Agreement to its stockholders without a recommendation or with a negative recommendation (although the approval of this Agreement by the Company Board may not be rescinded or amended), in which event the Company Board may communicate the basis for its lack of a recommendation or negative recommendation to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto.

        (d)   Parent, acting through the Parent Board, shall, in accordance with its certificate of incorporation and bylaws and with applicable Law, promptly and duly call, give notice of, convene and hold, as soon as practicable following the date upon which the S-4 becomes effective for the purposes of voting upon the Parent Proposal a special meeting of its stockholders (such meeting, including any postponements or adjournments thereof, the "Parent Stockholders' Meeting"), and shall use its reasonable best efforts to hold the Parent Stockholders' Meeting no later than 45 days after such date. Except as otherwise provided in Section 5.3(e) or 5.3(f), Parent, acting through the Parent Board, shall (i) recommend approval of the Parent Proposal and include in the Proxy Statement such recommendation and (ii) use its reasonable best efforts to solicit and obtain such approval. Notwithstanding any Parent Adverse Recommendation Change or the commencement, public proposal, public disclosure or communication to Parent of any Acquisition Proposal with respect to Parent or any of its Subsidiaries, or any other fact or circumstance, the Parent Proposal shall be submitted to the stockholders of Parent at the Parent Stockholders' Meeting for the purpose of approval of the Parent Proposal, with such disclosures as shall be required by applicable Law. At any such Parent Stockholders' Meeting following any such withdrawal, amendment or modification of the Parent Board's recommendation of the Parent Proposal, Parent may submit the Parent Proposal to its stockholders without a recommendation or with a negative recommendation (although the approval of the Parent Proposal by the Parent Board may not be rescinded or amended), in which event the Parent

Board may communicate the basis for its lack of a recommendation or negative recommendation to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto.

        Section 5.7    Notification of Certain Matters.

        (a)   The Company shall give prompt notice to Parent of any fact, event or circumstance as to which the Company obtains knowledge that would be reasonably likely to result in a failure of a condition set forth in Section 6.3(a) or 6.3(b). Parent and Purchaser shall give prompt notice to the Company of any fact, event or circumstance as to which Parent or Purchaser obtains knowledge that would be reasonably likely to result in a failure of a condition set forth in Section 6.2(a) or 6.2(b).

        (b)   Immediately prior to Closing, the Company shall provide Parent with a complete list of the number of employee terminations (other than voluntary resignations and terminations for cause) for the 90-day period prior to Closing, by facility or geographic site of employment.

        Section 5.8    Directors' and Officers' Insurance and Indemnification.

        (a)   After the Effective Time, Parent shall (i) indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and any of its Subsidiaries in such capacities ("Indemnified Parties") to the fullest extent that the Company or any of its Subsidiaries would have been required to do so in accordance with the provisions of each indemnification or similar agreement between the Company or any of its Subsidiaries and any Indemnified Party, in each case against any losses, damages, expenses or liabilities resulting from any claim, liability, loss, damage, cost or expense, asserted against, or incurred by, an Indemnified Party that is based on the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company or any of its Subsidiaries and arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time and (ii) take all necessary actions to ensure that Parent's director's and officer's liability insurance continues to cover each Company Director and each officer and director of the Company, in each case so long as they remain employed or retained by Parent or any affiliate of Parent (including the Surviving Corporation) as an officer or director and, to the extent Parent's current director's and officer's liability insurance policy covers consultants, as a consultant, on terms that are no less favorable as those enjoyed by Parent's other directors and officers.

        (b)   Prior to the Closing, the Company shall purchase, and after the Effective Time the Surviving Corporation shall maintain, directors' and officers' liability insurance covering, for a period of six years after the Effective Time, the directors and officers of the Company and its Subsidiaries who are currently covered by the Company's existing directors' and officers' liability insurance with respect to claims arising from facts or events that occurred before the Effective Time, on terms and conditions no less favorable to such directors and officers than those in effect on the date of this Agreement; provided, however, that the aggregate annual premiums for such insurance at any time during such period shall not exceed 175% of the per annum rate of premium currently paid by the Company and its Subsidiaries for such insurance on the date of this Agreement. It is understood and agreed that in the event that such insurance cannot be obtained for 175% of the per annum rate of premium currently paid by the Company, Parent shall nonetheless be obligated to provide such directors' and officers' liability insurance as may be obtained for such sum.

        Section 5.9    Publicity.    Neither the Company, Parent, Purchaser nor any of their respective affiliates shall issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or the other transactions contemplated by this Agreement without the prior consultation of the other party, except as may be required by Law or by any listing agreement with a national securities exchange if all reasonable best efforts have been made to consult with the other party.

        Section 5.10    Stock Exchange Listing.    Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as of the Effective Time.

        Section 5.11    Employee Benefits.

        (a)   During the period from the Closing Date until the six month anniversary thereof, Parent shall, or shall cause its Subsidiaries to, provide to each Person who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time (the "Continuing Employees") compensation (including base salary and incentive and bonus opportunities, but excluding equity-based compensation) and benefits (including vacation, paid time-off and severance) that are not materially less favorable in the aggregate than those provided to the Continuing Employees by the Company and its Subsidiaries immediately prior to the Effective Time.

        (b)   The service of each Continuing Employee with the Company or its Subsidiaries (or any predecessor employer) prior to the Effective Time shall be treated as service with Parent and its Subsidiaries for purposes of each Parent Plan (including vacation, paid time-off and severance plans) in which such Continuing Employee is eligible to participate after the Effective Time, including for purposes of eligibility, vesting and benefit levels and accruals (other than defined benefit pension plan accruals).

        (c)   Following the Effective Time, for purposes of each Parent Plan in which any Continuing Employee or his or her eligible dependents is eligible to participate after the Effective Time, Parent shall, or shall cause its Subsidiaries to, (i) waive any pre-existing condition, exclusion, actively-at-work requirement or waiting period to the extent such condition, exclusion, requirement or waiting period was satisfied or waived under the comparable Company Plan as of the Effective Time(or, if later, any applicable plan transaction date) and (ii) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Effective Time for the plan year in which the Effective Time (or such transition date) occurs.

        (d)   Parent shall, and shall cause its Subsidiaries to, honor, in accordance with its terms, each Company Plan and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated hereby (either alone or in combination with any other event), and Parent hereby acknowledges that the consummation of the Merger constitutes a change of control or change in control, as the case may be, for all purposes under such Company Plans.

        (e)   Notwithstanding anything herein to the contrary, prior to the Effective Time, the Company shall be entitled to amend and modify the Company's Amended and Restated Deferred Compensation Plan for Select Employees (the "Existing Deferred Compensation Plan") and the Company's 2005 Deferred Compensation Plan for Select Employees (together with the Existing Deferred Compensation Plan, the "Deferred Compensation Plans"), in each case, solely to the extent necessary to comply with Section 409A of the Code and any rules, regulations or other guidance promulgated thereunder by any Governmental Entity.

        (f)    Following the Effective Time, (i) Parent shall not, and shall not permit any of its Subsidiaries or any of its or their respective officers or employees to, take any action (including the waiver of any term or condition of either Deferred Compensation Plan) that results, or would be reasonably likely to result, in the imposition of any Tax or interest penalty under Section 409A of the Code on any current or former participant in either Deferred Compensation Plan, including any "material modification" (within the meaning of Section 885(d)(2)(B) of the American Jobs Creation Act of 2004) of the Existing Deferred Compensation Plan with respect to amounts deferred in taxable years beginning before January 1, 2005, and (ii) Parent shall, and shall cause its Subsidiaries and its and their respective officers and employees to, take all actions (including any amendment or modification of either Deferred Compensation Plan) necessary to ensure that each Deferred Compensation Plan complies, by its terms and in its operation, with any rules, regulations or other guidance promulgated under Section 409A of the Code by any Governmental Entity after the date hereof; provided, however, that the foregoing provisions of clause (ii) shall not apply (A) in the event that there is no such action that could be taken that would ensure such compliance, in which case Parent shall so notify the participants in such Deferred Compensation Plan in order that they may have the opportunity to challenge such fact, or (B) to the extent that such action is necessary to cause such Deferred Compensation Plan to comply with Section 409A of the Code or any rule, regulation or other guidance promulgated thereunder by any Governmental Entity as in effect immediately prior to the Effective Time; provided, further, however, that Parent shall be entitled to amend or modify the New Deferred Compensation Plan to provide that (A) no additional amounts will be contributed to or deferred under the New Deferred Compensation Plan and (B) to the extent no Tax or interest penalty under Section 409A of the Code would be imposed on any participant therein, amounts previously contributed to or deferred under the New Deferred Compensation Plan will be distributed to the participants therein, in each case subject to the requirements of Section 5.11(a). Parent shall indemnify and hold harmless each current and former participant in either Deferred Compensation Plan on an after-Tax basis from any Tax or interest penalty imposed under Section 409A of the Code (or any successor or replacement provision thereto) to the extent imposed as a result of any failure of Parent, any of its Subsidiaries or any of its or their respective officers or employees to comply with of this Section 5.11(f), provided that Parent shall not be obligated to so indemnify and hold harmless any such participant with respect to any such Tax or interest penalty to the extent such Tax or interest penalty is imposed as a result of the refusal of such participant to give any consent or approval required to effect any action required to be taken pursuant to Section 5.11(f)(ii).

        (g)   Prior to the Closing Date, Parent and the Company, and their respective Boards of Directors, shall use their reasonable best efforts to take all actions to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act.

        (h)   Nothing in this Agreement shall be construed as requiring Parent or any of its Affiliates to employ any Continuing Employee for any length of time following the Closing Date. Subject to Section 5.11(f), nothing in this Agreement, express or implied, shall be construed to prevent Parent or its Affiliates from (i) terminating, or modifying the terms of employment of, any Continuing Employee following the Closing Date or (ii) terminating or modifying to any extent any Company Plan or any other employee benefit plan, program, agreement or arrangement that Parent or its Affiliates may establish or maintain; provided, however, that to the extent that, and for so long as, a Continuing Employee remains employed by Parent or any of its Subsidiaries during the six month period following the Closing, the compensation and benefits payable to such employee during such period shall be subject to Section 5.11(a).

        (i)    Prior to the Effective Time, the Company shall amend the rabbi trust established in connection with the Existing Deferred Compensation Plan to provide that (x) as of the Effective Time, the shares of Parent Common Stock in such rabbi trust issued in exchange for shares of Company Common Stock pursuant to Section 1.6 will be subject to the claims of Parent's creditors, in addition to the claims of the Company's creditors, and (y) any shares of Parent Common Stock not transferred to the Surviving Corporation's employees will revert to Parent on termination of such rabbi trust.

        (j)    The company shall take the actions set forth in Section 5.11(j) of the Company Disclosure Letter as soon as practicable after the date of this Agreement.

        (k)   The parties hereby agree and acknowledge that Section 5.11(k) of the Company Disclosure Letter sets forth, with respect to each officer of the Company listed therein, the cash severance payments that would be due to such officer under the Company's Change in Control Plan (the "CIC") if such officer were terminated within one year after the Closing without "cause" (as defined in the CIC) or if such officer resigns within 30 days of a "Material Change" (as defined in the CIC) during such one-year period.

        Section 5.12    Appointment of Directors.    Parent shall take all necessary corporate action to increase the size of the Board of Directors of Parent by two members and to appoint the Company Directors immediately following the Effective Time to fill the vacancy on the Board of Directors of Parent created by such increase. Parent, through the Parent Board and subject to the Parent Board's fiduciary duties to the stockholders of Parent, shall take all necessary action to recommend that the Company Directors be elected to the Parent Board in the proxy statement relating to the first annual meeting of the stockholders of Parent following the Closing.

        Section 5.13    Rights Agreement.    The Company Board shall take such action as is necessary to render the Company Rights inapplicable to the Merger and the other transactions contemplated by this Agreement.

        Section 5.14    Certain Tax Matters.

        (a)   Parent and the Company shall each use its reasonable best efforts to cause the Merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Code and to obtain the Tax opinions set forth in Sections 6.2(d) and 6.3(d). This Agreement is intended to constitute a "plan of reorganization" within the meaning of Treas. Reg. Sec. 1.368-2(g).

        (b)   Officers of Parent, Purchaser and the Company shall execute and deliver to Cravath, Tax counsel for the Company, and Skadden Arps, Tax counsel for Parent, certificates substantially in the form agreed to by the parties and such law firms at such time or times as may reasonably be requested by such law firms, including prior to the time the S-4 is declared effective by the SEC and the Effective Time, in connection with such Tax counsel's respective delivery of opinions pursuant to Sections 6.2(d) and 6.3(d). Each of Parent, Purchaser and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 5.14(b).

        (c)   The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Each of Purchaser and the Company shall pay, without deduction from any amount payable to holders of Company Common Stock and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Entity, which becomes payable in connection with the Merger.

        Section 5.15    Hedging Activities.    At least ten days prior to the date of the Company Special Meeting, Parent shall provide the Company with a list of specific Derivative Transactions to which the Company or any of its Subsidiaries is a party (the "Specified Derivative Transactions") that Parent intends for the Company and its Subsidiaries to unwind or terminate. Beginning on the first Business Day after the Company Special Meeting, the Company shall, or shall cause its Subsidiaries to, unwind or otherwise terminate, on terms reasonably acceptable to Parent, each Specified Derivative Transaction, such that (i) each Specified Derivative Transaction is unwound or terminated as promptly as reasonably practicable, but in any event prior to the end of the fifth Business Day after the Company Special Meeting and (ii) after such unwinding or termination, neither the Company nor any of its Subsidiaries, will have any further obligation in respect of such Specified Derivative Transaction; provided, that the Company shall not be required to take any of the foregoing actions unless each of Parent and Purchaser provides a written agreement and acknowledgement to the Company that all conditions to Closing set forth in Article VI have been satisfied or waived by Parent and Purchaser (other than the condition set forth in Section 6.3(b) with respect to actions taken or required to be taken by the Company under this Agreement after the Company Special Meeting). Notwithstanding the foregoing, the parties hereby agree and acknowledge that during the five Business Day period prior to the Company Special Meeting, the Company may, at its option, begin to unwind or otherwise terminate any Specified Derivative Transaction on terms reasonably acceptable to Parent.

        Section 5.16    SOX 404 Certification.    The Company shall diligently pursue its SOX 404 Plan and shall complete and include in the Company's Annual Report on Form 10-K for the year ending December 31, 2004, management's assessment of the Company's internal controls and procedures for financial reporting in accordance with Section 404 of SOX.

ARTICLE VI
CONDITIONS

        Section 6.1    Conditions to Each Party's Obligation To Effect the Merger.

        The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable Law):

          (a)   (i) This Agreement and the Merger shall have been adopted and approved by the Company Required Vote and (ii) the Parent Proposal shall have been approved and adopted by the Required Parent Vote;

          (b)   No statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Entity of competent jurisdiction which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the Merger or makes the Merger illegal;

          (c)   Other than filing the Certificate of Merger in accordance with the DGCL, all authorizations, consents and approvals of all Governmental Entities required to be obtained prior to consummation of the Merger shall have been obtained, except for such authorizations, consents, and approvals the failure of which to be obtained individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on any party to this Agreement;

          (d)   The S-4 shall have been declared effective, and no stop order suspending the effectiveness of the S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

          (e)   The shares of Parent Common Stock issuable to the stockholders of the Company in the Merger and to the holders of the Assumed Options and the Company Warrants shall have been authorized for listing on the NYSE, subject to official notice of issuance.

        Section 6.2    Conditions to the Obligation of the Company to Effect the Merger.

        The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

          (a)   (i) The representations and warranties of each of Parent and Purchaser set forth in Sections 4.2, 4.3 and 4.5(a) shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and

  (ii) the representations and warranties of each of Parent and Purchaser set forth in this Agreement (other than the representations and warranties set forth in Sections 4.2, 4.3 and 4.5(a)) shall be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent by each of two senior executive officers of Parent to the foregoing effect;

          (b)   Each of Parent and Purchaser shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms of this Agreement, and the Company shall have received a certificate signed on behalf of each of Parent and Purchaser by the Chief Executive Officer of each of Parent and Purchaser to such effect;

          (c)   There shall not be pending any suit, action or proceeding by any Governmental Entity seeking to restrain, preclude, enjoin or prohibit the Merger or any of the other transactions contemplated by this Agreement; and

          (d)   The Company shall have received the opinion of Cravath, Swaine & Moore LLP ("Cravath"), counsel to the Company, in form and substance reasonably satisfactory to the Company, on the date on which the Form S-4 is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Purchaser and the Company, all of which are consistent with the state of facts existing as of the date on which the Form S-4 is filed and the Effective Time, as applicable, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company, Parent and Purchaser will each be a "party to the reorganization" within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 6.2(d), Cravath shall have received and may rely upon the certificates and representations referred to in Section 5.14(b).

        Section 6.3    Conditions to Obligations of Parent and Purchaser to Effect the Merger.

        The obligations of Parent and Purchaser to effect the Merger are further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

          (a)   (i) The representations and warranties of the Company set forth in Sections 3.2, 3.3 and 3.5(a) shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (ii) the representations and warranties of the Company set forth in this Agreement (other than the representations and warranties set forth in Sections 3.2, 3.3 and 3.5(a)) shall be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by each of two senior executive officers of the Company to the foregoing effect;

          (b)   The Company shall have performed in all material respects each of its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms of this Agreement, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer to such effect;

          (c)   There shall not be pending any suit, action or proceeding by any Governmental Entity seeking to (i) prohibit or limit in any material respect the ownership or operation by the Company, Parent, Purchaser or any of their respective affiliates of a substantial portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or to require any such Person to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, as a result of the Merger or any of the other transactions contemplated by this Agreement or (ii) restrain, preclude, enjoin or prohibit the Merger or any of the other transactions contemplated by this Agreement;

          (d)   Parent shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps"), counsel to Parent, in form and substance reasonably satisfactory to Parent, on the date on which the Form S-4 is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Purchaser and the Company, all of which are consistent with the state of facts existing as of the date on which the Form S-4 is filed or the Effective Time, as applicable, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company, Parent and Purchaser will each be a "party to the reorganization" within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 6.3(d), Skadden Arps shall have received and may rely upon the certificates and representations referred to in Section 5.14(b);

          (e)   The number of Dissenting Shares shall not exceed 15% of the outstanding shares of Company Common Stock; and

          (f)    All material consents and approvals of any Person that the Company or any of its Subsidiaries are required to obtain in connection with the consummation of the Merger, including consents and approvals from parties to loans, contracts, leases or other agreements, shall have been obtained, and a copy of each such consent and approval shall have been provided to Parent at or prior to the Closing, except for such consents and approvals the failure of which to be obtained individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company.

ARTICLE VII
TERMINATION

        Section 7.1    Termination.

        Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

          (a)   By the mutual consent of Parent and the Company in a written instrument.

          (b)   By either the Company or Parent upon written notice to the other, if:

              (i)  the Merger shall not have been consummated on or before August 31, 2005 (the "Termination Date"); provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party whose failure to fulfill any material obligation under this Agreement or other material breach of this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

             (ii)  any Governmental Entity shall have issued a statute, rule, order, decree or regulation or taken any other action (which statute, rule, order, decree, regulation or other action the parties hereto shall have used their reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or making the Merger illegal and such statute, rule, order, decree, regulation or other action shall have become final and nonappealable (provided that the terminating party is not then in breach of Section 5.5);

            (iii)  the stockholders of the Company fail to adopt this Agreement by the Company Required Vote at the Company Special Meeting; provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.1(b)(iii) if it has breached any of its obligations under Section 5.3 or Section 5.6;

            (iv)  there shall have been a material breach of or any inaccuracy in any of the representations or warranties set forth in this Agreement on the part of any of the other parties, which breach is not cured within 30 days following receipt by the breaching party of written notice of such breach from the terminating party, or which breach, by its nature, cannot be cured prior to the Termination Date (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein); provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(iv) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated by this Agreement under Section 6.3(a) (in the case of a breach of representation or warranty by the Company) or Section 6.2(a) (in the case of a breach of representation or warranty by Parent or Purchaser);

             (v)  if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of any of the other parties, which breach shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the terminating party, or which breach, by its nature, cannot be cured prior to the Termination Date (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein); or

            (vi)  the Parent Proposal shall not have been approved and adopted by the Required Parent Vote at the Parent Stockholders' Meeting; provided that Parent shall not be entitled to terminate this Agreement pursuant to this Section 7.1(b)(vi) if it has breached any of its obligations under Section 5.3 or 5.6.

          (c)   By Parent, upon written notice to the Company, if prior to obtaining the Company Required Vote (i) the Company, or the Company Board, as the case may be, shall have (A) entered into any Acquisition Agreement or (B) approved or recommended, or, in the case of a committee, proposed to the Company Board, to approve or recommend, any Acquisition Proposal, (ii) the Company or the Company Board or any committee thereof shall have resolved to do any of the foregoing, (iii) a Company Adverse Recommendation Change shall have occurred in response to a Superior Proposal or the Company Board or any committee thereof shall have resolved to make such Company Adverse Recommendation Change or (iv) a Company Adverse Recommendation Change shall have occurred for any reason other than a Superior Proposal or the Company Board or any committee thereof shall have resolved to make such Company Adverse Recommendation Change.

          (d)   By the Company, upon written notice to Parent, if prior to obtaining the Required Parent Vote (i) Parent, or the Parent Board, as the case may be, shall have (A) entered into any Acquisition Agreement or (B) approved or recommended, or, in the case of a committee, proposed to the Parent Board, to approve or recommend, any Acquisition Proposal, (ii) Parent or the Parent Board or any committee thereof shall have resolved to do any of the foregoing, (iii) a Parent Adverse Recommendation Change shall have occurred in response to a Superior Proposal or the Parent Board or any committee thereof shall have resolved to make such Parent Adverse Recommendation Change or (iv) a Parent Adverse Recommendation Change shall have occurred for any reason other than a Superior Proposal or the Parent Board or any committee thereof shall have resolved to make such Parent Adverse Recommendation Change.

        Section 7.2    Effect of Termination.    In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other parties specifying the provision of this Agreement pursuant to which such termination is made, and except as provided in this Section 7.2, this Agreement shall forthwith become null and void after the expiration of any applicable period following such notice. In the event of such termination, there shall be no liability on the part of Parent, Purchaser or the Company, except as set forth in Section 8.1 of this Agreement and except with respect to the requirement to comply with the Confidentiality Agreement; provided that nothing herein shall relieve any party from any liability or obligation with respect to any willful breach of this Agreement.

ARTICLE VIII
MISCELLANEOUS

        Section 8.1    Fees and Expenses.

        (a)   Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, except as provided in Sections 8.1(d) and 8.1(e).

        (b)   If this Agreement is terminated by Parent pursuant to Section 7.1(c)(iii), then the Company shall pay to Parent in immediately available funds a termination fee in an amount equal to U.S.$100 million (the "Termination Fee").

        (c)   If this Agreement is terminated by the Company pursuant to Section 7.1(d)(iii), then Parent shall pay to the Company the Termination Fee in immediately available funds.

        (d)   If this Agreement is terminated by Parent pursuant to Section 7.1(c)(iv) and prior to such termination no Acquisition Proposal with respect to the Company has been proposed by any Person (other than Parent and Purchaser or any of their respective affiliates) and no Person has publicly announced its intention (whether or not conditional) to make such Acquisition Proposal and such Acquisition Proposal and such intention has not otherwise become publicly known to the Company's stockholders generally, then the Company shall pay to Parent the Expenses Payment in immediately available funds.

        (e)   If this Agreement is terminated by the Company pursuant to Section 7.1(d)(iv) and prior to such termination no Acquisition Proposal with respect to Parent has been proposed by any Person and no Person has publicly announced its intention (whether or not conditional) to make such Acquisition Proposal and such Acquisition Proposal and such intention has not otherwise become publicly known to Parent's stockholders generally, then Parent shall pay to the Company the Expenses Payment in immediately available funds.

        (f)    In the event that (i) an Acquisition Proposal with respect to the Company has been proposed by any Person (other than Parent and Purchaser or any of their respective affiliates) or any Person has publicly announced its intention (whether or not conditional) to make such Acquisition Proposal or such Acquisition Proposal or such intention has otherwise become publicly known to the Company's stockholders generally, (ii) thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i) or 7.1(b)(iii) or by Parent pursuant to Section 7.1(c)(i), (ii) or (iv) and (iii) within 12 months after the termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal, or an Acquisition Proposal with respect to the Company or any of its Subsidiaries is consummated, then the Company shall pay to Parent the Termination Fee in immediately available funds.

        (g)   In the event that (i) an Acquisition Proposal with respect to Parent has been proposed by any Person or any Person has publicly announced its intention (whether or not conditional) to make such Acquisition Proposal or such Acquisition Proposal or such intention has otherwise become publicly known to Parent's stockholders generally, (ii) thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i) or 7.1(b)(vi) or by the Company pursuant to Section 7.1(d)(i), (ii) or (iv) and (iii) within 12 months after the termination of this Agreement, Parent or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal, or an Acquisition Proposal with respect to Parent or any of its Subsidiaries is consummated, then Parent shall pay to the Company the Termination Fee in immediately available funds.

        (h)   If (i) this Agreement is terminated by Parent pursuant to Section 7.1(c)(iv) within three Business Days of notification by the Company to Parent of the Company Adverse Recommendation Change (or the resolution to make a Company Adverse Recommendation Change) giving rise to such termination and (ii) within three Business Days of such termination (the "Hedge Termination Period") Parent terminates some or all of the hedging transactions entered into by Parent prior to December 15, 2004 in connection with the transactions contemplated by this Agreement ("Pre-Announcement Hedges"), then the Company will reimburse Parent for up to $45 million of hedging losses on Pre-Announcement Hedges covering the years 2006-2008 based on actual losses realized during the Hedge Termination Period (the "Hedging Losses").

        (i)    For purposes of clause (iii) of Sections 8.1(f) and (g) only, the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 5.3(f) except that all references to "10%" therein shall be deemed to be references to "40%".

        (j)    Any payment of the Termination Fee or Expenses Payment pursuant to Section 8.1(b), 8.1(c), 8.1(d) or 8.1(e) shall be made within one Business Day after termination of this Agreement by wire transfer of immediately available funds to an account designated by Parent. Any payment of the Termination Fee pursuant to Section 8.1(f) or 8.1(g) shall be made prior to the first to occur of the events described in clause (iii) of Section 8.1(f) or 8.1(g), respectively. Any reimbursement of Hedging Losses pursuant to Section 8.1(h) shall be made within one Business Day after notice by Parent to the Company of the Hedging Losses accompanied by appropriate documentation thereof, and shall be by wire transfer of immediately available funds to an account designated by Parent. The parties acknowledge that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of the parties would enter into this Agreement; accordingly, if the Company or Parent fails promptly to pay or cause to be paid the amounts due pursuant to this Section 8.1, and, in order to obtain such payment, Parent or the Company, respectively, commences a suit that results in a judgment against the Company or Parent, respectively, for the amounts set forth in this Section 8.1, the Company or Parent shall pay to Parent or the Company (as the case may be) its reasonable costs and expenses (including attorneys' fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.1 at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

        (k)   This Section 8.1 shall survive any termination of this Agreement.

        Section 8.2    Amendment; Waiver.

        (a)   This Agreement may be amended by the parties to this Agreement, by action taken or authorized by their respective boards of directors, at any time before or after approval by the stockholders of the Company of the matters presented in connection with the Merger, but after any such approval no amendment shall be made without the approval of the stockholders of the Company if such amendment alters or changes (i) the Merger Consideration, (ii) any term of the Certificate of Incorporation or (iii) any terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

        (b)   At any time prior to the Effective Time, the parties to this Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto by the other party or (iii) waive compliance with any of the agreements or conditions of the other parties hereto contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at Law or in equity.

        Section 8.3    Survival.    The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Effective Time shall survive until (but not beyond) the Effective Time. The covenants and agreements of the parties hereto (including the Surviving Corporation after the Merger) shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period).

        Section 8.4    Notices.

        All notices and other communications hereunder shall be in writing and shall be deemed given upon (a) transmitter's confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand, (c) the expiration of five Business Days after the day when mailed in the United States by certified or registered mail, postage prepaid, or (d) delivery in Person, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

        (a)   if to the Company, to:

  Patina Oil & Gas Corporation
  1625 Broadway, Suite 2000
  Denver, Colorado 80202
  Telephone: 303-389-3600
  Facsimile: 303-389-3680

  Attention: Michael Stefanoudakis

  with a copy to:

  Cravath, Swaine & Moore LLP
  Worldwide Plaza
  825 Eighth Avenue
  New York, New York 10019
  Telephone: 212-474-1000
  Facsimile: 212-474-3700
  Attention: Allen Finkelson
                    Robert I. Townsend, III

  and

        (b)   if to Parent or Purchaser, to:

  Noble Energy, Inc.
  100 Glenborough, Suite 100
  Houston, Texas 77067
  Telephone: 281-872-3352
  Facsimile: 281-872-3115
  Attention: Arnold J. Johnson

  with copies to:

  Skadden, Arps, Slate, Meagher & Flom LLP
  Four Times Square
  New York, New York 10036
  Telephone: 212-735-3000
  Facsimile: 212-735-2000
  Attention: Peter Allan Atkins
                    Frank Ed Bayouth II

        Section 8.5    Interpretation; Definitions.    When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation". The phrase "made available" when used in this Agreement shall mean that the information referred to has been made available to the party to whom such information is to be made available. The word "affiliates" when used in this Agreement shall have the respective meanings ascribed to them in Rule 12b-2 under the Exchange Act. The phrase "beneficial ownership" and words of similar import when used in this Agreement shall have the meaning ascribed to it in Rule 13d-3 under the Exchange Act. The phrase "the date of this Agreement," "date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to December 15, 2004.

        The following terms have the following definitions:

          (a)   "Acceptable Confidentiality Agreement" means, with respect to the Company or Parent, an agreement that imposes obligations and restrictions on the counterparty thereto which are substantially similar to the terms that are binding on the other party to this Agreement, as applicable, under the Confidentiality Agreement.

          (b)   "Business Day" means any day other than Saturday and Sunday and any day on which banks are not required or authorized to close in the State of Delaware or New York.

          (c)   "Code" means the Internal Revenue Code of 1986, as amended.

          (d)   "Company Assets" means all of the properties and assets (real, personal or mixed, tangible or intangible) of the Company and its Subsidiaries.

          (e)   "Company Consolidated Group" means any affiliated group within the meaning of Section 1504(a) of the Code, in which the Company (or any Subsidiary of the Company) is or has ever been a member or any group of corporations with which Company files, has filed or is or was required to file an affiliated, consolidated, combined, unitary or aggregate Tax return.

          (f)    "Company Directors" means the two individuals currently serving on the Company Board who are set forth on Schedule 8.5(f).

          (g)   "Company Leased Real Property" means all interests in real property pursuant to the Company Leases other than the Company Oil and Gas Properties and other oil, gas and mineral rights of the Company and its Subsidiaries.

          (h)   "Company Leases" means the real property leases subleases, licenses and use or occupancy agreements pursuant to which Parent or any of its Subsidiaries is the lessee, sublessee, licensee, user, operator or occupant of real property, or interests therein other than such leases subleases, licenses and use or occupancy agreements relating to the Company Oil and Gas Properties and other oil, gas and mineral rights of the Company and its Subsidiaries.

          (i)    "Company Oil and Gas Properties" means, with respect to the Company or any of its Subsidiaries, all of the Company's or any of its Subsidiaries' right, title and interest in, to and under, or derived from oil and gas leases and rights, Wells and Units, including all land, facilities, personal property and equipment, Contracts and information pertaining or relating thereto.

          (j)    "Company Owned Real Property" means the real property and interests in real property owned by the Company and its Subsidiaries other than the Company Oil and Gas Properties and other oil, gas and mineral rights of the Company and its Subsidiaries.

          (k)   "Company Real Property" means the Company Owned Real Property and the Company Leased Real Property.

          (l)    "Competition Laws" means Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade and includes the HSR Act.

          (m)  "Derivative Transaction" means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

          (n)   "Employment and Withholding Taxes" means any federal, state, local, foreign or other employment, unemployment, insurance, social security, disability, workers' compensation, payroll, health care or other similar Tax and all Taxes required to be withheld by or on behalf of each of the Company and any of its Subsidiaries in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other party, in each case, on or in respect of the business or assets thereof.

          (o)   "Environmental Claim" means any claim, demand, suit, action, cause of action, proceeding, investigation or notice to the Company or any of its Subsidiaries by any Person or entity alleging any potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, personal injuries, or penalties) arising out of, based on, or resulting from (i) the presence, or Release into the environment, of any Hazardous Substance (as hereinafter defined) at any location, whether or not owned, leased, operated or used by the Company or its Subsidiaries, or (ii) circumstances forming the basis of any violation, or alleged violation, of any applicable Environmental Law.

          (p)   "Environmental Laws" means all Laws, including common law, relating to pollution, cleanup, restoration or protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata and natural resources) or to the protection of flora or fauna or their habitat or to human or public health or safety, including (i) Laws relating to emissions, discharges, Releases or threatened Releases of Hazardous Substances, or otherwise relating to the manufacture, generation, processing, distribution, use, sale, treatment, receipt, storage, disposal, transport or handling of Hazardous Substances, including the Comprehensive Environmental Response, Compensation, and Liability Act and the Resource Conservation and Recovery Act, and (ii) the Occupational Safety and Health Act.

          (q)   "Expenses Payment" means $6 million, which is an amount the parties agree is in respect of the aggregate amount of all out-of-pocket fees and expenses incurred or paid by the Company or Parent in connection with the negotiation and performance of this Agreement and the transactions contemplated by this Agreement.

          (r)   "Financing" means debt financing in the amounts set forth in the Commitment Letter and on terms not less favorable to the borrower than those set forth in the Commitment Letter.

          (s)   "Hazardous Substance" means (i) chemicals, pollutants, contaminants, wastes, toxic and hazardous substances, and oil and petroleum products, (ii) any substance that is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, radon gas or related materials or lead or lead-based paint or materials, (iii) any substance, material or waste that requires investigation, removal or remediation under any Environmental Law, or is defined, listed or identified as hazardous, toxic or otherwise dangerous under any Environmental Laws or (iv) any substance that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous.

          (t)    "JPMorgan" means J. P. Morgan Securities Inc.

          (u)   "knowledge" means, with respect to the Company, the actual knowledge of the individuals listed in Section 3.17(f) of the Company Disclosure Letter, after due inquiry and (ii) with respect to Parent, the actual knowledge of the individuals listed in Section 4.17(f) of the Parent Disclosure Letter, after due inquiry.

          (v)   "Liens" means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, negotiation or refusal, proxy, lien, charge or other restrictions or limitations of any nature whatsoever.

          (w)  "Litigation" means any action, claim, suit, proceeding, audit, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal or regulatory, in law or in equity, by or before any Governmental Entity or arbitrator (including worker's compensation claims).

          (x)   "Material Adverse Effect" means, with respect to Parent or the Company, as the case may be, (i) a material adverse effect on the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole or (ii) any change or effect that prevents or materially impedes or delays the consummation by such party of the Merger and the other transactions contemplated hereby; provided, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (A) changes and effects attributable to changes in Laws of general applicability or interpretations thereof by courts or governmental authorities, (B) changes and effects attributable to or resulting from changes in general industry conditions or general economic conditions, including changes in commodity prices, except, in each case, to the extent any such changes or effects disproportionately affect such party and (C) changes and effects attributable to the announcement or pendency of this Agreement or the Merger.

          (y)   "Non-U.S. Stockholder" means a stockholder who is not (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other Person taxable as a corporation, created or organized in or under the Laws of the Untied States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust and (y) one or more U.S. Persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. Person or (v) a partnership, or other Person treated as a partnership for United States federal income Tax purposes, to the extent that the beneficial ownership of the Company Common Stock is attributed to its partners who fall into the categories described in clauses (i)-(iv) above.

          (z)   "Parent Assets" means all of the properties and assets (real, personal or mixed, tangible or intangible) of Parent and its Subsidiaries.

          (aa)    "Parent Consolidated Group" means any affiliated group within the meaning of Section 1504(a) of the Code, in which Parent (or any Subsidiary of Parent) is or has ever been a member or any group of corporations with which Parent files, has filed or is or was required to file an affiliated, consolidated, combined, unitary or aggregate Tax return.

          (bb)    "Parent Leased Real Property" means all interests in real property pursuant to the Parent Leases other than the Parent Oil and Gas Properties and other oil, gas and mineral rights of Parent and its Subsidiaries.

          (cc)    "Parent Leases" means the real property leases subleases, licenses and use or occupancy agreements pursuant to which Parent or any of its Subsidiaries is the lessee, sublessee, licensee, user, operator or occupant of real property, or interests therein other than such leases subleases, licenses and use or occupancy agreements relating to the Parent Oil and Gas Properties and other oil, gas and mineral rights of Parent and its Subsidiaries.

          (dd)    "Parent Oil and Gas Properties" means, with respect to Parent or any of its Subsidiaries, all of Parent's or any of its Subsidiaries' right, title and interest in, to and under, or derived from oil and gas leases and rights, Wells and Units, including all land, facilities, personal property and equipment, Contracts and information pertaining or relating thereto.

          (ee)    "Parent Owned Real Property" means the real property and interests in real property owned by Parent and its Subsidiaries other than the Parent Oil and Gas Properties and other oil, gas and mineral rights of Parent and its Subsidiaries.

          (ff)    "Parent Real Property" means the Parent Owned Real Property and the Parent Leased Real Property.

          (gg)    "Permit" means any permit, license, waiver, concession, grant, registration, variance, exemption, authorization, operating certificate, franchise, order or approval issued by any Governmental Entity.

          (hh)    "Permitted Liens" "means (i) Liens reserved against or identified in the Company Balance Sheet or the Parent Balance Sheet, as the case may be, to the extent so reserved or reflected or described in the notes thereto, (ii) Liens for Taxes not yet due and payable, (iii) in the case of oil and gas leases, the lessor's royalty interest(s), and (iv) those Liens that, individually or in the aggregate with all other Permitted Liens, do not and would not be reasonably likely to materially interfere with the use or value of the properties or assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be and in each case taken as a whole as currently used, or otherwise individually or in the aggregate have not had, and would not reasonably be likely to have or result in, a Material Adverse Effect on the Company or Parent, as the case may be.

          (ii)    "Person" means any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, unincorporated entity or Governmental Entity.

          (jj)    "Release" means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, leaching, migration or placing into, through or upon the environment, including any land, soil, surface water, ground water or air.

          (kk)    "Return" means any return, estimated Tax return, report, declaration, form, claim for refund or information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

          (ll)    "Subsidiary" means with respect to any Person, any other Person of which 50% or more of the securities or other interests having by their terms ordinary voting power for the election of directors or others performing similar functions are directly or indirectly owned by such Person.

          (mm)    "Tax" means (i) any federal, state, local, foreign or other tax, import, duty or other governmental charge or assessment or deficiencies thereof, including income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers' compensation, payroll, health care, withholding, estimated or other similar tax and including all interest and penalties thereon and additions to tax; (ii) any liability for the payment of any amounts described in clauses (i), (ii) or (iii) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group or as a result of transferor, successor or similar liability; and (iii) any liability for the payments of any amounts as a result of being a party to any Tax Sharing Agreement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amounts of the type described in clause (i) or (ii).

          (nn)    "Unit" means the area covered by a unitization, communitization or pooling agreement or order applicable to Wells, but only as to those formations in which a Well or Wells are currently completed and producing Hydrocarbons.

          (oo)    "Well" means a well for the purpose of producing Hydrocarbons or disposing of fluids produced in connection with the production of Hydrocarbons.

        Section 8.6    Headings; Schedules.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Disclosure of any matter pursuant to any Section of the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.

        Section 8.7    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

        Section 8.8    Entire Agreement.    This Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings (written and oral), among the parties with respect to the subject matter of this Agreement.

        Section 8.9    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        Section 8.10    Governing Law; Jurisdiction.    This Agreement shall be governed, construed and enforced in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof. Each of the parties hereto hereby agrees that any claim, suit, action or other proceeding, directly or indirectly, arising out of, under or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware (and each agrees that no such claim, action, suit or other proceeding relating to this Agreement shall be brought by it or any of its affiliates except in such court), and the parties hereto hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any such court in any such claim, suit, action or other proceeding and irrevocably and unconditionally waive the defense of an inconvenient forum to the maintenance of any such claim, suit, action or other proceeding. Each of the parties hereto further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by U.S. registered mail to such Person's respective address set forth in Section 8.4 shall be effective service of process for any claim, action, suit or other proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. The parties hereto hereby agree that a final, non-appealable judgment in any such claim, suit, action or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

        Section 8.11    Assignment.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided that each of Parent and Purchaser may assign this Agreement to any of its Subsidiaries, or to any lender to each of Parent and Purchaser or any Subsidiary or affiliate thereof as security for obligations to such lender, and provided, further, that no assignment to any such lender shall in any way affect Parent's or Purchaser's obligations or liabilities under this Agreement.

        Section 8.12    Parties in Interest.    This Agreement shall be binding upon and inure solely to the benefit of each party to this Agreement and their permitted assignees, and (other than Sections 5.8 and 8.11) nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Without limiting the foregoing, no direct or indirect holder of any equity interests or securities of any party to this Agreement (whether such holder is a limited or general partner, member, stockholder or otherwise), nor any affiliate of any party to this Agreement, nor any director, officer, employee, representative, agent or other controlling Person of each of the parties to this Agreement and their respective affiliates shall have any liability or obligation arising under this Agreement or the transactions contemplated hereby.

        Section 8.13    Specific Performance.    The parties to this Agreement agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms of this Agreement and that the parties shall be entitled to specific performance of the terms of this Agreement in addition to any other remedy at Law or equity.

        IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

NOBLE ENERGY, INC.
By:	/s/ CHARLES D. DAVIDSON Name: Charles D. Davidson Title: President
NOBLE ENERGY PRODUCTION, INC.
By:	/s/ CHARLES D. DAVIDSON Name: Charles D. Davidson Title: President
PATINA OIL & GAS CORPORATION
By:	/s/ THOMAS J. EDELMAN Name: Thomas J. Edelman Title: Chairman and Chief Executive Officer

Annex B

[J.P. Morgan Letterhead]

December 15, 2004

The Board of Directors
Noble Energy, Inc.
100 Glenborough Drive, Suite 100
Houston, TX 77067-3299

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Noble Energy, Inc. (the "Company") of the consideration to be paid by the Company in the proposed merger (the "Merger") of a wholly-owned subsidiary of the Company (the "Merger Subsidiary") with Patina Oil & Gas Corporation (the "Merger Partner"). Pursuant to the Agreement and Plan of Merger (the "Agreement") to be entered into among the Company, Merger Subsidiary and the Merger Partner, the Merger Partner will become a wholly-owned subsidiary of the Company, and each outstanding share of common stock, par value $0.01 per share, of the Merger Partner (the "Merger Partner Common Stock"), other than shares of Merger Partner Common Stock held directly or indirectly by the Company, Merger Subsidiary or Merger Partner or any of their respective subsidiaries and except for any shares as to which statutory appraisal rights are perfected, will be converted into the right to receive the per share consideration calculated pursuant to a formula specified in the Agreement. The merger consideration will be payable in shares of the Company's common stock, par value $3.33 1/3 per share (the "Company Common Stock"), or, at the election of the holder, cash, provided that the elections of holders will be adjusted as provided in the Agreement so that the aggregate amount of cash consideration paid in the Merger is approximately equal to the product of (i) $37.00 times (ii) 0.4 times (iii) the total number of shares of Merger Partner Common Stock outstanding.

In arriving at our opinion, we have (i) reviewed a draft of the Agreement dated December 15, 2004; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Merger Partner and the Company relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Synergies"); (vi) reviewed oil and gas reserve reports for the Company and the Merger Partner prepared by the managements of the Company and the Merger Partner, respectively, and audited by Netherland, Sewell & Associates, Inc. (collectively, the "Reserve Reports"); and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Merger, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Merger on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Merger Partner and the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us, other than the Reserve Reports. In relying on financial analyses and forecasts provided to us, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. In relying on the Reserve Reports, we have assumed that they have been reasonably prepared by the managements of the Company and the Merger Partner, respectively, based on assumptions reflecting the best currently available estimates and judgments by the respective managements. We have also assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes, that the other transactions contemplated by the Agreement will be consummated as described in the Agreement and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Merger. For the purposes of our opinion, we have calculated the consideration payable in the Merger based upon the fully diluted number of shares of Merger Partner Common Stock outstanding as reflected in Section 3.2(a) of the Agreement.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the consideration to be paid in the proposed Merger and we express no opinion as to the underlying decision by the Company to engage in the Merger. We are expressing no opinion herein as to the price at which the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Merger and, upon public announcement of the Merger, will receive a fee form the Company for our services. We will also receive an additional fee if the proposed Merger is consummated. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities. We and our affiliates have provided from time to time certain investment banking and commercial banking services for the Company for customary compensation and certain commercial banking services for the Merger Partner for customary compensation. Specifically, JPMorgan Chase Bank, an affiliate of ours, is agent bank and a lender under credit facilities of each of the Company and the Merger Partner and receives fees for the rendering of such services. In addition, in connection with the Merger we or certain of our affiliates have assisted the Company in connection with certain commodity hedging transactions and may arrange and/or provide financing to the Company, all for customary compensation. Alexander P. Lynch, a Managing Director of J.P. Morgan Securities Inc., is a member of the Board of Directors of the Merger Partner.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid in the proposed Merger is fair, from a financial point of view, to the Company.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES INC.

J.P. MORGAN SECURITIES INC.

Annex C

        [Petrie Parkman & Co. Letterhead]

December 15, 2004

The Board of Directors
Patina Oil & Gas Corporation
1625 Broadway
Suite 2000
Denver, Colorado 80202

Members of the Board:

        Noble Energy, Inc., a Delaware corporation ("Noble" or the "Parent"), Noble Energy Production, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), and Patina Oil & Gas Corporation, a Delaware corporation ("Patina" or the "Company"), propose to enter into an agreement and plan of merger (the "Merger Agreement") which provides for, among other things, the merger of the Company with and into Purchaser (the "Merger"). Pursuant to the Merger Agreement at the effective time, each share of the Company common stock issued and outstanding immediately prior to the effective time (other than shares of Company common stock held by Parent, Purchaser or the Company) par value $0.01 per share (the "Patina Common Stock"), shall be converted into and exchangeable for the right to receive (i) an initial exchange rate of 0.62521 shares of Parent common stock, par value $3.33 1/3 per share ("Parent Common Stock") (the "Per Share Stock Consideration") or (ii) $37.00 per share in cash (the "Per Share Cash Consideration") (or a specified combination thereof), as the holder of such Patina Common Stock may elect pursuant to the procedures set forth in the Merger Agreement and subject to certain adjustment and proration procedures and limitations specified in the Merger Agreement (the "Merger Consideration").

        You have requested our opinion as to whether the Merger Consideration to be received by the holders of Patina Common Stock (other than Parent, Purchaser or the Company) in the Merger is fair, from a financial point of view, to such holders.

        In arriving at our opinion, we have, among other things:

  1.
  reviewed certain publicly available business and financial information relating to Patina and Noble, including (i) Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003 and (ii) the Quarterly Reports on Form 10-Q and related unaudited financial statements for the fiscal quarter ended September 30, 2004;

  2.
  reviewed certain estimates of Patina's oil and gas reserves, including (i) internal estimates of proved reserves prepared by the management and staff of the Company and audited by the independent engineering firm of Netherland, Sewell & Associates, Inc. ("NSAI") as of December 31, 2003, (ii) estimates of proved and non-proved reserves prepared by the management and staff of the Company as of July 1, 2004, and (iii) estimates of projected proved and non-proved reserves prepared by the management and staff of the Company as of January 1, 2005;

  3.
  reviewed certain estimates of Noble's oil and gas reserves, including (i) internal estimates of proved reserves prepared by the management and staff of the Company and audited by NSAI as of December 31 2003 (ii) estimates of proved reserves prepared by NSAI as of December 31, 2003 for proved reserves located in Equatorial Guinea, and (iii) estimates of proved and non-proved reserves prepared by the management and staff of the Company as of July 1, 2004;

  4.
  analyzed certain historical and projected financial and operating data of Patina and Noble prepared by the management and staff of Patina and Noble, respectively;

  5.
  discussed the current operations and prospects of Noble with the managements and staffs of Patina and Noble, and discussed the current operations and prospects of Patina with the management and staff of Patina;

  6.
  discussed the political and other risks associated with certain oil and gas assets of Noble located in certain countries other than the United States with consultants retained by Patina;

  7.
  reviewed the historical market prices and trading history of Patina Common Stock and Parent Common Stock;

  8.
  compared recent stock market capitalization indicators for Patina and Noble with recent stock market capitalization indicators for certain other publicly-traded independent energy companies;

  9.
  compared the financial terms of the Merger with the financial terms of other transactions that we deemed to be relevant;

  10.
  participated in certain discussions and negotiations among the representatives of Patina, Noble and their respective financial and legal advisors;

  11.
  reviewed a draft dated December 15, 2004 of the Merger Agreement; and

  12.
  reviewed such other financial studies and analyses and performed such other investigations and taken into account such other matters as we have deemed necessary or appropriate.

        In connection with our opinion, we have assumed and relied upon, without assuming any responsibility for, or independently verifying, the accuracy and completeness of all information supplied or otherwise made available to us by Patina and Noble. We have further relied upon the assurances of representatives of the management of Patina and Noble that they are unaware of any facts that would make the information provided to us incomplete or misleading in any material respect. With respect to projected financial and operating data, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements and staffs of Patina and Noble, respectively, relating to the future financial and operational performance of each company. With respect to the estimates of oil and gas reserves, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the managements and staffs of Patina and Noble (and NSAI, as applicable) relating to the oil and gas properties of Patina and Noble, respectively. We have not made an independent evaluation or appraisal of the assets or liabilities of Patina or Noble, nor, except for the estimates of oil and gas reserves referred to above, have we been furnished with any such evaluations or appraisals. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Patina or Noble. We have also assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us, and that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver of any of the conditions precedent to the Merger contained in the Merger Agreement.

        Our opinion relates solely to the fairness from a financial point of view of the Merger Consideration to be received by the holders of Patina Common Stock in the Merger (other than Parent, Purchaser, or the Company). Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Patina in connection with its consideration of the transactions contemplated by the Merger Agreement and our opinion does not constitute a recommendation to any holder of Patina Common Stock as to how such holder should vote on the Merger. Our opinion does not address the relative merits of the Merger as compared to any alternative business transaction or strategic alternative that might be available to Patina, nor does it address the underlying business decision of Patina to engage in the Merger. Furthermore, we have not solicited, nor have we been asked to solicit, offers from other parties to acquire all or a part of Patina. We have not been asked to consider, and this opinion does not address, the tax consequences of the Merger to any particular shareholder of Patina, or the prices at which the Patina Common Stock or Parent Common Stock will actually trade at any time, including following the announcement or consummation of the Merger. We are not rendering any legal or accounting advice and understand Patina is relying on its legal counsel and accounting advisors as to legal and accounting matters in connection with the Merger. As you are aware, we are acting as financial advisor to Patina and we will receive a fee from Patina for our services, which fee is contingent upon the consummation of the Merger. In addition, Patina has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory services to Patina, and have received customary fees for such services. Furthermore, in the ordinary course of business, we or our affiliates may trade in the debt or equity securities of Patina, as well as securities of Noble, for the accounts of our customers or for our own account and, accordingly, may at any time hold a long or short position in such securities.

        Our opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets as they exist and can be evaluated on the date hereof and the conditions and prospects, financial and otherwise, of Patina and Noble as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Patina Common Stock (other than Parent, Purchaser, or the Company) in the Merger is fair, from a financial point of view, to such holders.

Very truly yours,
PETRIE PARKMAN & CO., INC.
By:	/s/ JON C. HUGHES Jon C. Hughes

Annex D

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

SECTION 262—APPRAISAL RIGHTS.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

        (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

        (2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

        a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

        b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

        c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

        d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

        (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2)   If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        The bylaws of Noble Energy provide that the corporation shall indemnify to the fullest extent authorized by law any person made or threatened to be made a party to any action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of Noble Energy or any predecessor of Noble Energy or serves or served any other enterprise as a director, officer, employee or agent at the request of Noble Energy or any predecessor of Noble Energy. Noble Energy may also indemnify any person made or threatened to be made a party to any action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was an employee or agent of Noble Energy or any predecessor of Noble Energy or serves or served any other enterprise as a director, officer, employee or agent at the request of Noble Energy or any predecessor of Noble Energy.

        If any director or officer of Noble Energy has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraph, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

        Noble Energy maintains insurance to protect itself and its directors, officers, employees and agents against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement), whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the applicable provisions of the DGCL.

        The Noble Energy bylaws also provide that Noble Energy may, in its discretion, pay the expenses (including attorneys' fees) incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of its final disposition; provided, however, that expenses (including attorneys' fees) incurred by a present or former officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by Noble Energy in advance of the final disposition of such action, suit or proceeding upon receipt by Noble Energy of an undertaking by or on behalf of such officer or director to repay all such amounts advanced if it should ultimately be determined that such person is not entitled to be indemnified by Noble Energy.

Item 21.    Exhibits

2.1	Agreement and Plan of Merger, dated as of December 15, 2005, by and among the Registrant, Noble Energy Production, Inc. and Patina Oil & Gas Corporation (included as Annex A to the joint proxy statement/prospectus in Part I of this Registration Statement).
4.1
Indenture dated as of October 14, 1993 between the Registrant and U.S. Trust Company of Texas, N.A., as Trustee, relating to the Registrant's 7 1/4% Notes Due 2023, including form of the Registrant's 7 1/4% Notes Due 2023 (filed as Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993 and incorporated herein by reference).
4.2
Indenture relating to Senior Debt Securities dated as of April 1, 1997 between the Registrant and U.S. Trust Company of Texas, N.A., as Trustee (filed as Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and incorporated herein by reference).

4.3
First Indenture Supplement relating to $250 million of the Registrant's 8% Senior Notes Due 2027 dated as of April 1, 1997 between the Registrant and U.S. Trust Company of Texas, N.A., as Trustee (filed as Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and incorporated herein by reference).
4.4
Second Indenture Supplement, between the Registrant and U.S. Trust Company of Texas, N.A. as trustee, relating to $100 million of the Registrant's 7 1/4% Senior Debentures Due 2097 dated as of August 1, 1997 (filed as Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 and incorporated herein by reference).
4.5
Rights Agreement, dated as of August 27, 1997, between the Registrant and Liberty Bank and Trust Company of Oklahoma City, N.A., as Right's Agent (filed as Exhibit 4.1 to the Registrant's Registration Statement on Form 8-A filed on August 28, 1997 and incorporated herein by reference).
4.6
Amendment No. 1 to Rights Agreement dated as of December 8, 1998, between the Registrant and Bank One Trust Company, as successor Rights Agent to Liberty Bank and Trust Company of Oklahoma City, N.A. (filed as Exhibit 4.2 to the Registrant's Registration Statement on Form 8-A/A (Amendment No. 1) filed on December 14, 1998 and incorporated herein by reference).
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the legality of the securities.
8.1	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
8.2	Tax Opinion of Cravath, Swaine & Moore LLP.
23.1	Consent of KPMG LLP, Houston, Texas.
23.2	Consent of Ernst & Young LLP.
23.3	Consent of Deloitte & Touche LLP, Denver, Colorado.
23.4	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in opinion filed as Exhibit 5.1).
23.5	Form of Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in opinion filed as Exhibit 8.1).
23.6	Form of Consent of Cravath, Swaine & Moore LLP (included in opinion filed as Exhibit 8.2).
23.7	Consent of Netherland, Sewell & Associates, Inc.
23.8	Consent of J.P. Morgan Securities Inc.
23.9	Consent of Petrie Parkman & Co., Inc.
23.10	Consent of UHY Mann Frankfort Stein & Lipp CPAs, LLP
24.1†	Powers of Attorney.
99.1	Form of Proxy for Holders of Patina Common Stock.
99.2	Form of Proxy for Holders of Noble Energy Common Stock.
99.3	Form of Election Form.
99.4	Form of Notice of Guaranteed Delivery.

99.5†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

†
Previously filed.

Item 22.    Undertakings

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        The Registrant undertakes that every prospectus (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on the 8th day of April, 2005.

NOBLE ENERGY, INC.
By:	/s/ CHARLES D. DAVIDSON
Name:	Charles D. Davidson
Title:	Chairman of the Board, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

* Charles D. Davidson	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer), Director	April 8, 2005
* Chris Tong	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	April 8, 2005
* Michael A. Cawley	Director	April 8, 2005
* Edward F. Cox	Director	April 8, 2005

* Kirby L. Hedrick	Director	April 8, 2005
* Bruce A. Smith	Director	April 8, 2005
*By:	/s/ CHRIS TONG Chris Tong, As Attorney-in-fact